As filed with the Securities and Exchange Commission on November 2, 2015

Registration No. 333-206774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

McGraw-Hill Education, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2731	80-0899290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Penn Plaza

New York, NY 10121

(646) 766-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David B. Stafford, Esq.

Senior Vice President and General Counsel

McGraw-Hill Education, Inc.

2 Penn Plaza

New York, NY 10121

(646) 766-2626

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Byron Rooney, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	$100,000,000	$11,620

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have an option to purchase.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Issuer may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, NOVEMBER 2, 2015

PRELIMINARY PROSPECTUS

McGraw-Hill Education, Inc.

Common Stock

This is the initial public offering of the common stock of McGraw-Hill Education, Inc., a Delaware corporation (the “Issuer”). We are offering             shares of our common stock. No public market currently exists for our common stock.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MHED.”

We anticipate that the initial public offering price will be between $         and $         per share.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 24 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	Please see “Underwriting (Conflicts of Interest)” for a description of all underwriting compensation payable in connection with this offering.

We have granted the underwriters the option to purchase up to             additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than             shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these securities nor have any of the foregoing authorities passed upon or endorsed the merits of these securities or the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2015.

Credit Suisse	Morgan Stanley	BMO Capital Markets	Goldman, Sachs & Co.	Barclays

Jefferies	Nomura	RBC Capital Markets	Wells Fargo Securities

Piper Jaffray	Apollo Global Securities

The date of this prospectus is                     , 2015.

Mc Graw Hill Education
Making the science of learning work for you.
ALEKS®
connect®
LEARNSMART®
SMARTBOOK®
Because Learning Changes Everything.™

We and the underwriters have not authorized anyone to give you any information other than that contained in this prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying free writing prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we or the underwriters are not permitted to offer or sell securities under applicable law. The

i

delivery of this prospectus and any accompanying free writing prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus and any accompanying free writing prospectus is correct only as of the date of such document, regardless of the time of delivery of this prospectus and any accompanying free writing prospectus or any sale of these securities.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus contains financial statements of McGraw-Hill Education, Inc. (formerly known as Georgia Holdings, Inc.). On March 22, 2013, MHE Acquisition, LLC, acquired all of the outstanding equity interests of certain subsidiaries of The McGraw-Hill Companies, Inc. (“MHC”) pursuant to the Purchase and Sale Agreement, dated as of November 26, 2012 and as amended on March 4, 2013 (collectively, the “Acquired Business”). As a result of this transaction, investment funds affiliated with Apollo Global Management, LLC acquired 100% of MHE Acquisition, LLC. We refer to the purchase of the Acquired Business and the related financing transactions as the “Founding Acquisition.” Following the Founding Acquisition, MHC has been known as McGraw Hill Financial, Inc. See “Prospectus Summary—Corporate Structure” for further information on the Founding Acquisition and our resultant corporate structure.

The Successor period ended December 31, 2013 refers to the period from March 23, 2013 to December 31, 2013, and the Predecessor period ended March 22, 2013 refers to the period from January 1, 2013 to March 22, 2013. The term “Successor” refers to McGraw-Hill Education, Inc. following the Founding Acquisition and the term “Predecessor” refers to McGraw-Hill Education, LLC prior to the Founding Acquisition.

USE OF NON-GAAP FINANCIAL INFORMATION

We have provided Adjusted Revenue, EBITDA, Adjusted EBITDA and Free Cash Flow From Operations and the ratios related thereto in this prospectus because we believe they provide investors with additional information to measure our performance. We use Adjusted Revenue as a performance measure because full payment for digital and print solutions is normally collected close to the time of sale whereas revenue from multi-year deliverables is recognized ratably over the term of the customer contract. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future as well as other items. Further, we believe Adjusted EBITDA provides a meaningful measure of operating profitability because we use it for evaluating our business performance and understanding certain significant items.

Adjusted Revenue, EBITDA, Adjusted EBITDA and Free Cash Flow From Operations are not presentations made in accordance with U.S. GAAP, and our use of terms, varies from others in our industry. Adjusted Revenue, EBITDA, Adjusted EBITDA and Free Cash Flow From Operations should not be considered as alternatives to revenue, income from continuing operations, income from operations, or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Adjusted Revenue, EBITDA, Adjusted EBITDA and Free Cash Flow From Operations have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Further, EBITDA:

•	excludes certain tax payments that may represent a reduction in cash available to us;

•	does not reflect any cash capital expenditure requirements for assets being depreciated and amortized that may have to be replaced in the future;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness.

In addition, Adjusted EBITDA:

•	includes estimated cost savings and operating synergies, including some adjustments not permitted under Article 11 of Regulation S-X;

•	does not include one-time expenditures, including costs required to realize the synergies referred to above;

•	reflects the net effect of converting deferred revenues (inclusive of deferred royalties) to a cash basis assuming the collection of all receivable balances;

•	does not include management fees paid to entities and investment funds affiliated with Apollo Global Management, LLC, which will discontinue upon completion of this offering; and

•	does not reflect the impact of earnings or charges resulting from matters that we and the lenders under our senior secured credit facilities may consider not to be indicative of our ongoing operations.

Free Cash Flow From Operations reflects Adjusted EBITDA, as reduced for:

•	the change in working capital from operations; and

•	capital expenditures.

Our definitions of Adjusted EBITDA and Free Cash Flow From Operations allows us to add back certain non-cash and other charges or costs that are deducted in calculating net income from continuing operations. However, these are expenses that may recur, vary greatly and can be difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes.

Because of these limitations, we rely primarily on our U.S. GAAP results and use Adjusted Revenue, EBITDA, Adjusted EBITDA and Free Cash Flow From Operations only supplementally. See “Prospectus Summary—Our Key Metrics” and “Management’s Discussion and Analysis—Non-GAAP Measures.”

MARKET AND INDUSTRY DATA

We include in this prospectus statements regarding factors that have impacted our and our customers’ industries, such as our customers’ access to capital. Such statements regarding our and our customers’ industries and market share or position are statements of belief and are based on market share and industry data and forecasts that we have obtained from industry publications and surveys, including Condition of College and Career Readiness, ACT; AAP Annual Report 2014 - Pre-K-12 Education, Association of American Publishers; Student Attitudes Toward Content in Higher Education, (c) 2015 Book Industry Study Group, Inc. (“BISG”); The College Textbook Market Disruption and Transformation, Boston University; The English Effect, British Council; Employment Projection Program 2012-2022, Bureau of Labor Statistics; case studies by Clemson University; Remediation: Higher Education’s Bridge to Nowhere; Four-Year Myth: Make College more Affordable, Complete College America; publications by 5 Minute English; Preparing Students for College and Career Success, Foundation for Excellence in Education; Recovery Job Growth and Education Requirements Through 2020, Georgetown University Public Policy Institute; Education Sector Factbook 2012, GSV Advisors; Worldwide and U.S. Corporate eLearning 2014–2018 Forecast: eLearning at an Inflection Point, International Data Corporation (“IDC”); case studies by Jefferson Community and Technical College; Global Bandwidth Index December 2014, Juniper Networks; case studies by Madison Area Technical College; MPI Annual Report

2014, Management Practice Inc.; publications by the National Association of State Budget Officers (“NASBO”); The Condition of Education 2015, The National Center for Education Statistics; SIMBA Publishing for the PreK-12 Market 2015-2016, Simba Information; publications by Student Monitor; Global E-learning Market 2015-2019, Technavio; publications by Training Magazine; publications by UNESCO; case studies by University of Texas at El Paso; publications by Veronis Shuler Stevenson; and Management Practice Inc. (“MPI”), as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Neither we nor the underwriters have independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe that the market share, market position and other industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

TRADEMARKS

This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and historical financial statements included elsewhere herein. Because this is a summary, it is not complete and may not contain all of the information that may be important to you in making an investment decision. Before making an investment decision, you should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated and consolidated financial statements and related notes presented elsewhere in this prospectus.

Unless otherwise indicated by the context, references in this prospectus to (i) the “Company,” the “Issuer,” “we,” “our,” “us,” “MHE” and “McGraw-Hill Education” refer to McGraw-Hill Education, Inc., a Delaware corporation, together with its consolidated subsidiaries; (ii) “MHGE” refers to MHGE Parent, LLC, a Delaware limited liability company, together with its consolidated subsidiaries; and (iii) “MHSE” refers to McGraw-Hill School Education Intermediate Holdings, LLC, a Delaware limited liability company, together with its consolidated subsidiaries.

The Science of Learning

We help unlock the potential of each learner by accelerating learning through intuitive, engaging, efficient and effective experiences. We define the Science of Learning as the understanding of how individuals learn and apply that understanding, grounded in research, to our content, technology and user experience to produce learning solutions that directly and positively impact individual student outcomes. As a learning science company, our goal is to empower educators and learners with information and intuitive learning environments in which to engage more personally with each other and with critical concepts in order to promote more effective and efficient learning.

Company Overview

We are a leading provider of outcome-focused learning solutions, delivering both curated content and digital learning tools and platforms to the students in the classrooms of approximately 250,000 higher education instructors, 13,000 pre-kindergarten through 12th grade (“K-12”) school districts and a wide variety of academic institutions, professionals and companies in over 135 countries. We have evolved our business from a print-centric producer of textbooks and instructional materials to a leader in the development of digital content and technology-enabled adaptive learning solutions that are delivered anywhere, anytime. We believe we have established a reputation as an industry leader in the delivery of innovative educational content and methodologies. For example, in the higher education market, we were the first in our industry to introduce digital custom publishing, which permits instructors to tailor content to their specific needs. We also created LearnSmart, one of the first digital adaptive learning solutions in the higher education market, which leverages our proprietary content and technology to provide a truly personalized learning experience for students. Today we have over 1,300 adaptive products in higher education. Since 2009, all of our major K-12 programs have also been created in an entirely digital format.

We believe our brand, content, relationships, and distribution network provide us with a distinct competitive advantage. Over our 125 year history, the “McGraw-Hill” name has grown into a globally recognized brand associated with trust, quality and innovation. We partner with more than 14,000 authors and educators in various fields of study who contribute to our large and growing collection of proprietary content. Our collection includes well-known titles and programs across each of our principal markets. For example, in the United States higher education market, Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn) is a leading Economics program. Led by our flagship reading program for the U.S. K-12 market, Reading Wonders, we generated approximately a 33% market share in new reading adoptions across all formats in 2014. In addition,

Harrison’s Principles of Internal Medicine is one of the most widely-sold global medical reference solutions to the professional market, with our complementary digital offering AccessMedicine available in almost every medical school in the United States. We sell our products and solutions across multiple platforms and distribution channels, including our large network of nearly 1,450 sales professionals.

As learners and educators have become increasingly outcome-focused in their search for more effective learning solutions, we have embraced adaptive learning tools as a central feature of our digital learning solutions. Adaptive learning is based on educational theory and cognitive science that emphasizes personalized delivery of concepts, continuous assessment of gained and retained knowledge and skills, and design of targeted and personalized study paths that help students improve in their areas of weakness while retaining competencies. We have developed a unique set of digital solutions by combining innovative adaptive learning methods with our proprietary content and digital delivery platforms. These solutions provide immediate feedback and are more effective than traditional print textbooks in driving positive student outcomes. For example, in a 2012 study at Clemson University, the Pre-Calculus pass rate improved from 50% in the traditional course to 70% in a course utilizing our ALEKS solution. Furthermore, studies have demonstrated that our LearnSmart solution has consistently improved student outcomes. At Jefferson Community and Technical College in the first semester after introducing SmartBooks, the number of students earning A’s and B’s increased 10% from 56% to 66%. At Madison Area Technical College, student exam score averages have also climbed consistently by as a much as 10% on the first test and 17% on the final exam after implementing SmartBooks. In the United States higher education market, where the pace of digital adoption is the most rapid of all of our end markets, the success of our sales of adaptive offerings has led to a 140 basis point increase in higher education market share from 2012 to 2014 according to Management Practices, Inc. (“MPI”), an independent education research firm.

Our four operating segments are:

(1)	Higher Education (45% of total revenue in 2014): We are a top-three provider in the United States higher education market with a 21% market share as of December 2014 according to MPI. We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. We also increasingly sell directly to students via our proprietary e-Commerce platform, which currently represents one of our three largest distribution channels in this segment, with revenue having grown from $20.0 million and $46.0 million for the periods from January 1, 2013 to March 22, 2013 (Predecessor) and March 23, 2013 to December 31, 2013 (Successor), respectively, to $105 million for the year ended December 31, 2014 (Successor). For the year ended December 31, 2014 (Successor), 38% of Higher Education revenue was derived from digital products.

(2)	K-12 (31% of total revenue in 2014): We are a top-three provider in the United States K-12 curriculum and learning solutions market with a 19% market share as of December 2014 according to the Association of American Publishers (“AAP”). We sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions. We believe that the quality of our blended offerings has been driving significant growth in both print and digital revenue. For the year ended December 31, 2014, 21% of K-12 revenue was derived from digital learning solutions.

(3)

International (18% of total revenue in 2014): We leverage our global scale, including approximately a 470 person sales force, brand recognition and extensive product portfolio to serve students in the higher education, K-12 and professional markets in over 135 countries outside of the United States. Our products and solutions for the International segment are produced in nearly 60 languages and primarily originate from our offerings produced for the United States market and that are later adapted to different international markets. Sales of digital products are growing significantly in this market, and we continue to increase our inventory of digital solutions. For the year ended December 31, 2014, 9% of International revenue was derived from digital products.

(4)	Professional (6% of total revenue in 2014): We are a leading provider of medical, technical and engineering content for the professional, education and test prep communities. Our digital subscription products have averaged approximately 93% annual retention rates over the last three years and are sold to over 2,700 customers, including corporations, academic institutions, libraries and hospitals. For the year ended December 31, 2014, 44% of Professional revenue was derived from digital products, including digital subscription sales.

For the nine months ended September 30, 2015 and the year ended December 31, 2014, we generated revenue of $1,410 million and $1,856 million, respectively. For the nine months ended September 30, 2015 and the year ended December 31, 2014, we generated a net (loss) of $(100) million and $(331) million, respectively. For the nine months ended September 30, 2015 and the year ended December 31, 2014, we generated Adjusted Revenue of $1,663 million and $2,035 million, respectively, and Adjusted EBITDA of $498 million and $472 million, respectively. See “Summary Historical Combined Consolidated Financial Data.”

Our Digital Learning Solutions

Since the acquisition of our business in 2013 by funds affiliated with Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), we have invested significantly in our digital learning solutions and our in-house Digital Platform Group (“DPG”). DPG was formed in 2013 to drive innovation and develop, maintain and leverage our digital learning solutions, technology tools and platforms across our entire business. To maintain and grow our leading digital position, we have increased our annual digital learning solutions spending, including operating and capital expenditures, from less than $90 million in 2012 to $150 million in 2014. We expect to invest in excess of $175 million in 2015. We believe that the effectiveness of our product platforms and DPG support capability give us a competitive advantage because we are not reliant on third parties and do not need to rationalize and integrate multiple product platforms obtained through acquisitions with siloed technology support models. In addition, our digital capabilities have allowed us to drive market share growth, promote recurring usage by instructors, sell directly to students and disintermediate used and rental printed textbooks.

DPG’s mission-driven technology team manages concurrent, enterprise-wide projects leading to continuous innovation, an effective software development life-cycle, reduced cycle times and consistent on-time releases. DPG has also increased the reliability and performance of our learning solutions platforms through an intense focus on ongoing product assessment and improvement. Due to our focus on developing innovative digital solutions, we have been able to attract top technology talent and currently employ more than 460 full-time employees in DPG, including more than 205 engineers, 75 user experience designers, more than 75 technical product managers, 20 data scientists and software solutions architects and over 80 customer-facing and other associated support staff across our digital hubs in Boston, Seattle, Irvine, New York City and Columbus.

We have complemented our internally developed digital learning solutions with select acquisitions, including ALEKS, LearnSmart and Engrade. These acquisitions, along with our internal capabilities, enable us to own and control all of the key technologies necessary to implement our digital strategy.

We believe that user engagement data on our learning platforms is one of the most important metrics available to track learning progress. According to Student Attitudes Toward Content in Higher Education (2015, BISG), 80% of the higher education faculty in the United States who use an integrated digital learning system rely on completion of digital homework assignments to measure student progress. Therefore, we monitor growth in unique users and number of homework assignments assigned and submitted as indicators of student and instructor engagement, all of which have experienced significant growth. In 2014, homework assigned by instructors and homework submitted by students increased by 48% and 32%, respectively. In addition, we believe the value that our learning solutions provide can be seen in the growth of our digital revenue. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), digital revenue was $517 million, $344 million and $74 million and $333 million, respectively. This represents 28%, 22% and 32% and 17% of total revenue, respectively, or an increase of 24% from 2013 to 2014 and 26% from 2012 to 2013.

We organize our digital learning solutions in two categories: Open Digital Learning Environment and Adaptive / Intelligent Content.

Open Digital Learning Environment

Our Open Digital Learning Environment solutions are designed to facilitate student-instructor interaction. These solutions allow instructors to create and assign materials, build lesson plans, use third party content, integrate into a student information system, manage grading and track student engagement and progress. Unlike traditional methods of learning, our solutions allow students the flexibility to interact with course content and the instructor anytime and anywhere. We believe these products promote higher student retention and better outcomes. Our solutions include:

•	Connect: a mobile-first open learning environment for the higher education market with 3.2 million unique users year-to-date as of September 30, 2015, an increase of 12% over the prior year. Using the Connect solution, instructors created nearly 8.5 million assignments, and students submitted nearly 60.9 million assignments, representing year-over-year growth rates of 53% and 14%, respectively;

•	Engrade Pro: an open platform for K-12 education that unifies data, curriculum and educational tools to drive student achievement and inform district educational strategy; and

•	ConnectEd: an open learning environment delivering our content for K-12 with 4.0 million unique users year-to-date as of September 30, 2015, an increase of 37% over the prior year.

Adaptive / Intelligent Content

We believe that our digital adaptive technologies, which are delivered in our open digital learning environment, help students study more effectively and efficiently by guiding them through a personalized experience. Individual learning plans are continually adapted to the student’s needs to focus their attention on what they need to learn the most, at precisely the time they need to learn it. Key offerings of our Adaptive/Intelligent Content include:

•

LearnSmart: an adaptive learning program that personalizes learning and designs targeted study paths for students, with 2.0 million unique users year-to-date as of September 30, 2015, an increase of 28%

over the prior year. LearnSmart is primarily sold in the higher education market and is being expanded to K-12 and International. In the higher education market, LearnSmart is utilized in a wide variety of courses, including managerial accounting, economics, communications, Spanish and social studies;

•	ALEKS: an adaptive learning math product for the K-12 and higher education markets, with 2.3 million unique users year-to-date as of September 30, 2015, an increase of 41% over the prior year;

•	SmartBooks: an adaptive reading product introduced in Higher Education in 2013 designed to help students understand and retain course material by guiding each student through a highly personal study experience. The student reads the chapters in SmartBooks and is prompted by LearnSmart questions to identify recommended areas of focus. This product is primarily sold in the higher education market across a variety of courses. We began to release SmartBooks in the K-12 and international markets during 2015; and

•	Connect Insight: a visual analytics dashboard, available to both instructors and students, that provides actionable information about student performance to help improve class effectiveness. Connect Insight presents assignment, assessment, and topical performance results along with a time metric that is easily visible for aggregate or individual results. Using visual data displays that are each framed by an intuitive question, Connect Insight gives both instructors and students the ability to take a just-in-time approach to teaching and learning.

Our business model is transitioning to digital learning solutions with the benefit of the transition most observable in our Higher Education business. While the overall market adoption of digital has been slower in K-12 than Higher Education, recent sales of digital have begun to increase in the K-12 market as well. The following charts illustrate the growth in digital revenue as a percentage of the total revenue generated by Higher Education and K-12, our two largest business segments, during the period from 2010 to 2014. In 2014, these two segments generated 76% of our total revenue.

Our Market Opportunity

The Market for Learning Solutions is Large and Growing

We compete in the market for educational services in the United States and abroad. It is one of the largest sectors in the United States economy and, according to GSV Advisors, spending on education in 2012 was $1.4 trillion. Global educational expenditures in 2012 were $4.5 trillion and are forecast to increase to $6.4 trillion in 2017, according to GSV Advisors. Our learning solutions address multiple segments in the education market including higher education, K-12, professional education and international.

We are a leading provider in the market for new instructional solutions in the United States higher education segment, which was estimated to be approximately $4.3 billion in 2014, according to MPI. This market includes digital learning solutions, as well as traditional and custom print textbooks, but excludes rental and used print textbooks. Rental and used materials are commonly purchased by students as a substitute for new materials. Based on estimates for used and rental substitutes, the overall market for textbooks is significantly larger than the market for new instructional materials. According to a report from Veronis Shuler Stevenson, used textbook purchases represent approximately 30% of the overall market and rental textbooks represent approximately 8% of the overall market for instructional materials based on a report from Student Monitor. We believe the increased use of digital products will drive significant growth in our addressable market given digital products are not provided in a rental or used form.

We expect another key long-term driver of growth in the higher education market to be increasing student enrollment, which has been steadily growing over the last several decades. Enrollment at degree-granting institutions in the United States was over 20 million in Fall 2013, representing a 2.4% CAGR since 2000 and a 2.1% CAGR since 1970, according to the National Center for Education Statistics (“NCES”). Since 1970, there have been only three years in which enrollment declined by more than 1% over the prior year (1976, 1984, 1993), and in all three cases, enrollment resumed growth within three years.

Our addressable K-12 market in the United States was approximately $5.6 billion for the 2015-2016 school year, including adoption and open territory states, according to Simba Information. According to the latest available data from NCES, K-12 enrollment in the United States as of 2011 was nearly 55 million, and enrollment is projected to grow at a compound annual growth rate of 0.4% from 2013 to 2023. We define our K-12 market as divided among basal (core or alternative required grade-level taught subjects that are delivered in a specific order with increasing difficulty), supplemental (academic instruction provided outside the required programs) and intervention products (targeted instruction to students lacking proficiency in a subject matter, or those who have special learning or behavioral needs). Nineteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five to eight year cycle. Growth in the K-12 market is driven by demand for new materials to address college and career readiness standards, increasing state and local budgets for educational materials, and rising student enrollment. Property tax revenue, the primary source for state and local funds for purchases of instructional materials, has been increasing in the United States along with a rise in property values. A rebound in state and local tax revenues has allowed many locales to increase their K-12 spending to address years of pent-up demand created during the recession that started in 2008. Funding levels as reported by NASBO have been somewhat volatile recently, though it appears that funding is improving, particularly at a state level, as tax revenues improve. In 2014, there was a 4.1% annual increase in state level funding, and it is expected by NASBO to increase by 4.6% in 2015.

As the United States economy continues to recover, we expect the market for professional education resources to grow, particularly among industry sectors that are experiencing more rapid growth in jobs. The Professional and Business Services and Healthcare and Social Assistance industry sectors are expected to add 8 million jobs by 2022, more than all other United States industries combined, according to the Bureau of Labor Statistics (“BLS”). We derive a substantial portion of our Professional revenue from these two markets.

The global e-Learning market, including higher education, K-12 and professional training, is expected to grow from $74 billion in 2015 to $131 billion by 2019, with educational content accounting for approximately 80% of the total, according to Technavio. This large international education market is increasingly focused on digital content due to the growing penetration of the smartphone. Individuals in developing countries are nearly twice as likely to use connected devices (i.e. mobile phones or tablets) for educational purposes on a regular basis as those in developed markets, according to Juniper Networks. Today, through our significant investment in digital solutions and DPG, we provide a number of mobile offerings and plan to increasingly capitalize on these strong market trends in the future.

Needs of the Global Knowledge-Based Economy are Driving Increased Demand for Education

The accelerating shift toward a knowledge-based economy is fueling demand for higher levels of education around the world. The importance of higher education in the United States is clear. 65% of all jobs in the United States will require some form of postsecondary education or training by 2020, up from 28% in 1973 and 59% in 2010, according to Georgetown University Public Policy Institute. As higher education becomes more important to the success of the global economy, governments have increased their emphasis on student preparation and postsecondary readiness through funding requirements of primary and secondary education programs.

The trend towards increased globalization has generated demand for higher levels of educational attainment in international markets as well. There are more than 50 countries in which English is either the official or the primary language and, in many developing countries, educational agendas emphasize the use of English as a universal language for commerce and other sectors of the economy. English is spoken at a useful level by approximately 1.75 billion people worldwide, and is projected to increase to 2.0 billion by 2020, according to the British Council. We believe this trend will increase the readily addressable market for our educational solutions, which are often initially created for English-speaking students before being adapted for international markets.

We expect the investment in education to continue to grow as student enrollment rises around the world. According to UNESCO, global higher education enrollment was nearly 198 million students in 2013, doubling since 2000, and K-12 global enrollment was almost 1.5 billion students in 2013, representing an increase of 20% since 2000.

Increasing Requirement for Higher Student Outcomes and Accountability of Education Providers

Despite the significant government expenditures in education, low college graduation rates and insufficient job placement in the United States have resulted in additional social and economic costs including rising aggregate and per capita student loan debt and increasing incidents of default. In addition, American students are not always learning the skills and knowledge they need to succeed in an increasingly competitive global marketplace.

According to Complete College America, excluding top schools, only 19% of students on average graduate from 4-year schools “on time” (6-years) across the United States and, according to NCES, approximately 60% of first-time, full-time students graduated from 4-year and 2-year institutions in 2013.

In a recent study by the Foundation for Excellence in Education, two-thirds of college professors report that what is taught in high school does not prepare students for college and, according to ACT, 2011, only one in four high school students graduates ready for college in all four core subjects (English, reading, math and science), resulting in a third of students who enter college requiring remedial courses to meet basic levels of proficiency.

Public and political scrutiny of the disparity between funding and student outcomes has increased demand for greater transparency and accountability for spending on education. With educational institutions under pressure to increase their student retention and graduation rates, new and more effective methods of teaching and learning are in demand. Almost 80% of faculty in higher education in the United States believe the most important initiative at their institution is improving student learning outcomes, according to a BISG 2015 survey.

Public policy initiatives aimed at improving student outcomes and accountability within higher education in the United States extend to college and career readiness standards in the K-12 market. An important aspect of postsecondary student success is adequate preparation via primary and secondary education. Currently, 1.7 million students each year begin college in remediation and approximately one-third complete bachelor’s degrees in six years, according to Complete College America. In the United States, improved college readiness has been a focal point for lawmakers, which has led to an increased focus on the linkage between K-12 funding and higher student achievement of educational standards.

As a learning science company, we believe our learning solutions are uniquely suited to facilitate educational institutions in improving student outcomes. For example, our ALEKS solution was a central tool used by the University of Texas at El Paso to increase passage of entry level math courses, which resulted in improved success rates for at-risk students entering these programs.

Educators and Students are Increasingly Embracing Digital Learning Solutions

Trends across all of our markets are driving demand for outcome-driven, adaptive and personalized learning tools which incorporate data and analytics to help both instructors and students improve learning effectiveness. The percentage of students in higher education using digital course materials in Spring 2015 was approximately 70%, according to the BISG 2015 survey. Growth in digital solutions is driven by their proven and demonstrable impact on improving student outcomes and through the advancement of enabling technology such as eReaders, tablets, other hand held devices and laptop computers.

The education market’s transition to digital offers many important benefits to instructors, students and providers of learning solutions. For instructors and students, the benefits of the digital transition include:

•	Facilitating more effective creation of interactive and adaptive learning solutions designed to reinforce and test concepts taught in primary course materials;

•	Improving the ability to capture data around student comprehension and performance and making it available to the students and instructors in real-time. This information can then be integrated into instruction and studying, promoting a more interactive and effective overall learning process; and

•	Reducing the cost of effective learning solutions to the student.

For learning solutions providers, the benefits of the digital transition include:

•	Allowing for a more direct relationship with the end-user in the higher education market as students purchase licenses for digital learning solutions directly from the learning solutions provider;

•	Improving the learning experience through continuous feedback from the billions of interactions students have with our adaptive tools;

•	Allowing faster, more efficient and less expensive creation and updating of content;

•	Disintermediation of the print used and rental market within higher education; and

•	An improved business model with greater visibility, predictability, margins and free cash flow generation.

Our Competitive Strengths

We believe the following to be our most important competitive strengths:

Widely recognized brand with global reach and expansive scale.

We believe our brand recognition is driven by our long-standing history of over 125 years in the industry and our ownership of globally well-known titles such as Harrison’s Principles of Internal Medicine and Samuelson’s Economics, which have been cornerstones of education around the world for decades. We distribute our products in over 135 countries across Asia-Pacific, Europe, India, Latin America and the Middle East, and approximately 27% of our nearly 4,800 employees are based in over 35 offices in 27 countries outside of the United States. We believe that our brand, global reach and scale provide us with a defensible market position and present significant barriers to entry. We expect to leverage our market position and internal infrastructure and operational resources to further grow revenues and gain market share by increasing distribution of learning solutions through our network.

In the United States, our products are sold in over 5,000 higher education institutions and 13,000 K-12 school districts across all 50 states. Our nearly 1,450 person sales force maintains close relationships with the individual instructors that represent the primary decision makers in the higher education market and the states, school districts, and individual schools that primarily make purchase decisions in the K-12 market. In the K-12 market, our market leading basal programs such as My Math and Reading Wonders have enabled us to achieve approximately 29% total market share in large state adoptions in 2014. In addition, our growing suite of digital products allows us to develop direct relationships with an even larger group of customers, including over 3 million higher education students and instructors who were users of our Connect platform in 2014, including almost 300,000 outside the United States.

Proprietary and unique content, developed over many years, leveraged in digital adaptive learning.

Our portfolio of proprietary content developed over 125 years and built around market leading titles has been the foundation of our transformation into a large and growing digital learning solutions provider. In 2014, we generated 49% of our Higher Education revenues from titles with #1 or #2 market shares in their respective disciplines. This market leadership has uniquely positioned us to extend our portfolio of traditional print products by offering digital alternatives and new digital solutions that incorporate our existing content and curriculum. The future potential of digital learning solutions is illustrated by a 2015 BISG survey which states that 77% of the instructors who use an integrated digital learning system, such as our Connect platform, require the purchase of that system for their courses and base approximately 26% of the students’ grades on homework assigned through such platforms.

In addition to leveraging digital formats to extend the reach of existing print content, we create all new content in a digital format and optimize it for use in an adaptive environment. This has reduced our development costs and enhanced our ability to use new content for the future development of additional products. We believe that our repositories of over nine petabytes of digital content, which is over nine million gigabytes, provide us with an opportunity to more quickly and effectively bring future products to market. Our centralized DPG team ensures that all of our digital solutions are immediately available to customers running a wide range of different technology architectures.

Diversified portfolio of education businesses and unified approach to digital.

We have a unique presence across the learning continuum, including higher education, K-12 and professional, with additional operations in the international markets. Our presence across the full continuum allows us to mitigate the cyclicality of the individual segments. The higher education segment of our business, which represented approximately 45% of our revenue in 2014, has historically proven to be countercyclical, balancing out cycles experienced by the K-12 business. During and immediately following recent economic downturns, postsecondary enrollment rates have tended to rise while postsecondary attrition rates have tended to decline. We believe this is driven by the lower opportunity cost for enrolling or staying in college during times of relative economic weakness and higher unemployment. In the current economic environment, characterized by a slow recovery, the K-12 market is benefiting from increased state and local government spending while higher education enrollment has begun to slow.

In addition to making our product development more innovative and faster to market, our DPG organization has allowed us to spread significant R&D spend across our entire revenue base and leverage investments in products developed for one segment across our entire product suite. This centralized approach provides superior capital efficiency to a siloed development model. The creation of DPG, along with the acquisitions of ALEKS, LearnSmart and Engrade, enables us to own and control all of the key technologies necessary to implement our digital strategy.

First mover in digital adaptive learning solutions and strong capabilities in digital technology.

We believe the significant investment we have made in our digital capabilities has made us a longstanding leader in digital adaptive learning. Today, our annualized spend in our Digital Platform Group, including operating and capital expenditures, has grown to $150 million in 2014, up from $90 million in 2012. In 2015, we expect to invest in excess of $175 million in DPG. In addition to our organic investments, we have committed in excess of $200 million for the acquisitions of ALEKS, LearnSmart and Engrade, which have significantly strengthened our platform and adaptive digital offerings. Our LearnSmart solution has been one of the most widely used adaptive platforms in higher education since its launch in 2009, and ALEKS, our digital adaptive learning solution originally developed for K-12 math, originated in 1992 with a National Science Foundation grant. Our long history of offering adaptive learning solutions has allowed us to develop a growing and robust database of student interactions relating to achievement of learning objectives, which we use to continuously improve the effectiveness of our platforms. For example, LearnSmart has generated over 4.4 billion interactions with students since inception, growing at a rate of more than 100 million interactions per month. In addition to using this information to enhance the effectiveness of our adaptive tools, we share data on interactions with instructors to help them more effectively integrate our solutions into their lessons, focusing on content that students are having difficulty learning, reinforcing our relationships and making our solutions more difficult to displace.

Our interactions data are also leveraged on an ongoing basis to create new adaptive technology solutions. For Higher Education, our SmartBooks adaptive offering, introduced in 2013, is among the first adaptive reading experiences for higher education that utilizes data analytics combined with a deep repository of proprietary content to improve learning outcome. In the higher education market alone, we have increased our number of adaptive products from 40 in 2012 to over 1,300 as of September 30, 2015.

Highly attractive business model positioning us for growth.

We enjoy a business model that is highly cash generative. Since 2012 through the end of 2014, we have generated Free Cash Flow From Operations of approximately $1.5 billion. As we derive an increasing amount of Adjusted Revenue from digital products, we have been able to operate our business with decreasing levels of pre-publication and capital expenditures and less working capital requirements. Our strong cash flow has enabled significant investment in our digital capabilities, several key strategic acquisitions, return of capital to our shareholders and continued deleveraging. Since the Founding Acquisition in 2013, our strong cash flow has funded three acquisitions, including ALEKS, LearnSmart and Engrade, that included cash components totaling

$138 million. We also completed a minority interest buy-out of Ryerson Canada (our Canadian business) for $27 million and made a minority investment in English Language Learning provider Busuu for €6 million. In addition, we have made significant investments in the staffing of DPG, which supports ongoing innovation, development and maintenance of our technology platforms, reducing our pre-publication and capital expenditure requirements and our dependence on third parties.

In addition to our ongoing shift towards a more digitally-enabled model, another important driver of increasing free cash flow generation has been our demonstrated success in implementing various cost saving measures. We expect these opportunities to continue to improve our operating margins and fund additional investment in our digital capabilities. Since our March 2013 sale to Apollo through September 30, 2015, we have identified and actioned nearly $154 million of annualized cost savings, with approximately $111 million realized to date. We plan to achieve the full run-rate benefit of these savings by the end of 2017.

Talented management team and employee base.

Since being acquired by Apollo in March 2013, we have enhanced our leadership team with the addition of proven leaders, including a new CEO, Presidents of each business segment, a Head of Strategy, a new CIO and a Head of Communications. Our leadership team consists of professionals averaging over 20 years of experience in a range of industries that include education, technology and media with various leadership positions at Bain, Gartner, Harvard Business School, Pearson, Reed Elsevier, Standard & Poor’s, Sylvan Learning, Symbian, UBM, and Wolters Kluwer as well as start-ups such as Intelligent Solutions. We have nearly 4,800 employees world-wide with more than 460 full-time employees in DPG, including more than 205 engineers, 75 user experience designers, more than 75 technical product managers, 20 data scientists and software solutions architects and over 80 customer-facing and other supporting staff.

Our Growth Strategies

The key elements of our growth strategies are described below.

Further our leadership in digital solutions and digital technology.

We intend to capitalize on the increasing market demand for digital learning solutions by expanding our portfolio of technology-enabled adaptive tools and learning solutions. By leveraging a common software architecture and platform, we will be able to quickly design, develop and test innovative products. Our next generation products, several of which have been recently deployed or are currently in development, will also benefit from the experience we have gained from our existing product suite. These products will have enhanced flexibility, provide greater ability for our users to create custom solutions, and better analyze learning data. We believe these next generation products will further our leadership in our key markets and allow us to grow our revenues at a faster rate than the overall market.

We also expect that increased adoption of our digital solutions in the higher education market will expand our revenue opportunity by limiting the availability of used and rental alternatives. As instructors mandate and integrate digital solutions into their classrooms, learning will become more personalized. We believe there is a significant growth opportunity for the use of personalized learning programs, which can further the disintermediation of the used and rental market.

In order to better leverage technology across all of our businesses, drive product innovations and create a more efficient product development process, we are consolidating technologies to eliminate duplicative capabilities. We expect this effort will reduce maintenance costs and unlock creative synergies across our engineering teams. We will also streamline our tools and platforms for efficient and effective delivery with open application program interfaces. This rationalization and simplification of our delivery platforms will reduce costs, freeing up capital for investment in new products.

Increase our penetration in our largest, most profitable disciplines and sub-markets.

In Higher Education, we intend to make additional investments in large customer segments with the greatest strategic value, such as freshman and sophomore general education and developmental courses. As a core competency, we will continue to identify high value segments through rigorous customer segmentation analysis and discipline-specific market insight. These key areas contain the least specialized curriculum, have the highest enrollment, are likely to be taught at a high percentage of institutions and will benefit the most from digital solutions that track students’ progress. By focusing our investments on these areas, we believe we can increase market share and drive further revenue growth. Going forward, we will prioritize opportunities based on rigorous customer segmentation analysis and specific market insights.

To increase penetration and drive better student outcomes in K-12, we will target synergies across the entire learning environment, including technology platforms and services, and leverage our existing sales, marketing and product development capabilities to further penetrate the market. We will leverage our digital adaptive assets, ALEKS and LearnSmart, to accelerate our penetration of digital products while also emphasizing the research-basis of revitalized programs such as Everyday Mathematics and Open Court Reading. We will continue to compete in all major state adoptions, especially the upcoming California adoption in 2016, as well as Texas, Florida and other adoption states in 2017 and later years.

Introduce new enterprise solutions aimed at education effectiveness and student retention.

We believe our learning science focus, highly talented DPG team and the large amount of data we collect via our adaptive learning solutions uniquely position us to offer enterprise services that help our institutional customers improve educational outcomes and accountability. We intend to sell a number of new products and services, including our Connect Insight product, that offer enterprise-wide course development and design services, analytical tools focused on optimizing student performance and retention, and college and career readiness programs and services.

Leverage our digital solutions in International and Professional markets.

We intend to leverage our large global sales presence, our DPG team, deep local knowledge and numerous strategic partnerships to adapt our leading portfolio of English language content and digital solutions to meet local market needs, such as culture, language and curricula. We believe that this will allow us to rapidly scale our presence in international markets, with particular focus on emerging markets in Latin America, the Middle East, Africa and Asia Pacific.

We also believe we can achieve significant growth by utilizing our adaptive learning competencies to enter and disrupt attractive education segments. These include the high stakes test preparation markets in selected geographies, vocational and skills-based training markets, and the corporate training market where personalized adaptive learning has significant value to the enterprise.

License our software and platforms to other education industry participants and the corporate training market.

We intend to license our leading portfolio of software, platforms and capabilities to other market participants in both the education and corporate markets. Education industry participants, such as universities and international content providers, can save significant development costs by using our technology to deliver their own content, in their own local languages and with features designed for their own unique markets. We have estimated this addressable market at approximately $1 billion, which is based on our estimate of the potential for publishers who do not have their own digital solution or are sub-scale in education to outsource their technology development efforts to us.

We will also market to corporate partners who can benefit from our proven and effective adaptive technology, especially in high-stakes areas where it is important to demonstrate mastery. This will allow corporate partners to provide personalized corporate training and professional development programs that capitalize on our data reporting and analysis tools. In 2015, we launched our first successful pilot of this program, which we have already expanded, and our pipeline of potential education and corporate clients is building. According to IDC, the U.S. corporate e-learning market was estimated at $16.8 billion in 2015 and grew at a 8.7% compound annual growth rate since 2006. While it is difficult to estimate our direct addressable market, the overall level of spending on U.S. corporate e-learning does present a significant growth opportunity.

Continue to evolve our digital-centric business model to generate significant free cash flow.

We will continue to drive towards a digital-centric business model which will allow us to continue to generate significant free cash flow over time as we derive an increasing proportion of our sales from digital learning solutions. We expect our digital-centric model to continue to result in higher margins and lower capital intensity as we drive efficiencies in our business from reduced operating expenditures, reduced print inventory and more efficient pre-publication investment relative to revenue. We expect to use our free cash flow to fund our growth, delever our balance sheet and, potentially, return capital to shareholders over time.

Selectively pursue acquisitions.

We will consider acquisitions that expand our product offerings, accelerate our digital product development and add important content. We believe our brand and scale allow us to derive significant benefit from emerging education technology companies, which would be challenged to attain a significant market position as standalone companies.

Our Key Metrics

We measure our business using several key financial metrics, including Adjusted Revenues and Adjusted EBITDA and the ratios related thereto.

Adjusted Revenue is a non-GAAP financial measure that we define as the total amount of revenue that would have been recognized in a period if we recognized all revenue immediately at the time of sale. We use Adjusted Revenue as a performance measure given that we typically collect full payment for our digital and print solutions near the time of sale, but recognize revenue from digital solutions and multi-year deliverables ratably over the term of our customer contracts. Adjusted Revenue is a key metric we use to manage our business as it reflects the sales activity in a given period and provides comparability during this time of transition, particularly in the K-12 market, in which customers typically pay for five to eight-year contracts upfront. Adjusted Revenue is GAAP revenue plus the net change in deferred revenue.

Adjusted EBITDA is a non-GAAP financial measure defined as net income from continuing operations plus net interest, income taxes, depreciation and amortization (including amortization of pre-publication investment cash costs) and adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under our debt agreements less cash spent for pre-publication investment in addition to the change in deferred revenue.

For further information on non-GAAP financial measures and a description of how we calculate each of our key metrics and operating factors that impact these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” and “Use of Non-GAAP Financial Information.”

Our key metrics are presented under the headings “Summary Historical Combined Consolidated Financial Data” and “Selected Historical Combined Consolidated Financial Data.”

The Founding Acquisition

Pursuant to a Purchase and Sale Agreement, dated as of November 26, 2012 and as amended on March 4, 2013, among The McGraw-Hill Companies, Inc. (“MHC”) and certain other subsidiaries of MHC named therein, as sellers (collectively, the “Sellers”), MHE Acquisition, LLC and McGraw-Hill Education, LLC (the “Purchase and Sale Agreement”), MHE Acquisition, LLC acquired from the Sellers the Acquired Business. The Acquired Business included all of MHC’s educational materials and learning solutions business, which was comprised of: (i) the Higher Education, Professional and International Group, which included post-secondary education and professional products both in the United States and internationally and (ii) the School Education Group business, which included school and assessment products targeting students in the pre-kindergarten through secondary school market. As of completion of the acquisition, Apollo and certain co-investors directly or indirectly owned all of the equity interests of the Issuer, which owned all of the equity interests of MHE Acquisition, LLC. MHE Acquisition, LLC and the Company were formed by Apollo on November 15, 2012 and February 22, 2013, respectively, for the purpose of the Founding Acquisition. Prior to the Founding Acquisition, the sole stockholder of the Company was AP Georgia Holdings, LP and the sole member of MHE Acquisition, LLC was the Company. The Founding Acquisition was completed for an aggregate purchase price of approximately $2.2 billion, which was paid in cash.

Throughout this prospectus, we collectively refer to the acquisition, the related restructuring, the investment in MHE Acquisition, LLC’s equity, the issuance of 9.75% first priority senior secured notes due 2021 (the “MHGE Senior Secured Notes”) by McGraw-Hill Global Education Holdings, LLC (“MHGE Holdings”), the entry into an $810 million term loan credit facility (the “MHGE Term Loan”) and a $240 million revolving credit facility (the “MHGE Revolving Facility” and together with the MHGE Term Loan, the “MHGE Facilities”) by MHGE Holdings and the entry into an $150 million asset based revolving credit facility (the “MHSE Revolving Facility”) by McGraw-Hill School Education Holdings, LLC, each such debt issuance occurring concurrently with the acquisition, as the “Founding Acquisition.”

Corporate Structure

The diagram below sets forth a simplified version of our organizational structure and our principal indebtedness as of the date of the prospectus. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or all obligations of, the Issuer.

(1)	8.500% / 9.250% Senior PIK Toggle Notes due 2019 (the “MHGE PIK Toggle Notes”).
(2)	MHGE Intermediate Holdings, LLC has pledged the equity of MHGE Holdings to secure the MHGE Facilities.
(3)	9.75% First Priority Senior Secured Notes due 2021.
(4)

As of September 30, 2015, there were no outstanding obligations under the MHGE Revolving Facility. As of September 30, 2015, there were $675.6 million face value of loans outstanding under the MHGE Term Loan, which reflects an $81.0 million voluntary prepayment on December 31, 2013, a $35.0 million voluntary prepayment in connection with the repricing transaction that closed on March 24, 2014 and a $0.3 million voluntary prepayment in connection with the repricing transaction that closed on May 4, 2015.
(5)	All wholly owned domestic subsidiaries of MHGE Holdings, other than any domestic subsidiary that is a subsidiary of a foreign subsidiary, guarantee and pledge certain assets under the MHGE Facilities and the MHGE Secured Notes.
(6)	McGraw-Hill School Education Intermediate Holdings, LLC has pledged the equity of McGraw-Hill School Education Holdings, LLC to secure the MHSE Revolving Facility and a $250.0 million term loan credit facility (the “MHSE Term Loan”).
(7)	As of September 30, 2015, there were no outstanding obligations under the MHSE Revolving Facility, except for $10.0 million of letters of credit.
(8)	As of September 30, 2015, there were $245.6 million face value of loans outstanding under the MHSE Term Loan.
(9)	All wholly owned domestic subsidiaries of McGraw-Hill School Education Holdings, LLC, other than any domestic subsidiary that is a subsidiary of a foreign subsidiary, guarantee and pledge certain assets under the MHSE Revolving Facility and MHSE Term Loan.

Our Sponsor

Apollo, founded in 1990, is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Bethesda, Chicago, Toronto, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong and Shanghai. Apollo had assets under management of approximately $162 billion as of September 30, 2015 in its affiliated private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. Apollo’s team of approximately 331 investment professionals possesses a broad range of transactional, financial, managerial and investment skills, which has enabled the firm to deliver strong long-term investment performance throughout expansionary and recessionary economic cycles. Apollo has a successful track record of managing investments in education companies such as Laureate International Universities, Connections Education, Sylvan Learning and Berlitz. Moreover, Apollo has considerable experience leading large, complex carve-out transactions, including its affiliated funds’ current and prior portfolio companies Berry Plastics (original acquisition from Tyco International), Constellium (acquired from Rio Tinto), EP Energy (acquired from El Paso Corporation), Evertec (acquired from Banco Popular), General Nutrition Centers (acquired from Royal Numico), Hostess (selected assets acquired from Hostess Brands, Inc.), Noranda (acquired from Xstrata) and United Agri Products (acquired from ConAgra Foods).

We will continue to be controlled by Apollo following this offering. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We continue to be controlled by Apollo, and Apollo’s interest may conflict with our interests and the interests of other stockholders” for a summary of the potential conflicts of interests that may arise as a result of our control by Apollo. In addition, Apollo and its affiliates are permitted to engage in the same or similar business activities to those we undertake. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our second amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities” for further details.

Corporate Information

Our principal executive offices are located at 2 Penn Plaza, New York, NY 10121 and our telephone number is (646) 766-2000. We also maintain a website at www.mheducation.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Issuer	McGraw-Hill Education, Inc.

Common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares from us. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.

Total shares of common stock offered	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Common stock to be outstanding after the offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Use of Proceeds	We expect to receive approximately $ of net proceeds (based upon the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering would increase (decrease) our net proceeds by approximately $ million.

We intend to use approximately $ million of the net proceeds from this offering to pay related fees and expenses. The remaining net proceeds will be used to repay debt and for general corporate purposes.

Dividend Policy	We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends in the future will be at the sole discretion of our board of directors (the “Board”) after taking into account various factors, including legal requirements, our subsidiaries’ ability to make payments to us, our financial condition, operating results, cash flow from operating activities, available cash, business opportunities, restrictions in our debt agreements and other contracts, current and anticipated cash needs and other factors the Board deems relevant. See “Dividend Policy.”

Listing and trading symbol	We intend to apply to list our common stock on the New York Stock Exchange, under the symbol “MHED.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to percent of the common stock offered by this prospectus for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. See “Underwriting (Conflicts of Interest).”

Conflicts of interest	Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Conduct Rules of FINRA (“Rule 5121”), pursuant to which the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. See “Underwriting (Conflicts of Interest).”

The information above excludes             shares of common stock reserved for issuance under our management equity plan, adopted by the Board on May 15, 2013, and our new 2015 Omnibus Incentive Plan that we intend to adopt prior to the completion of this offering. As of                     , 2015, there were a total of             shares of common stock underlying outstanding stock options issued under our management equity plan with a weighted average exercise price of $                . See “Compensation Discussion and Analysis—Compensation Programs.”

SUMMARY HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical combined consolidated financial and operating results of the Company.

The combined statement of operations for the year ended December 31, 2012 and for the period from January 1, 2013 to March 22, 2013 is derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The combined balance sheet data as of December 31, 2012 has been derived from our audited combined financial statements of our Predecessor which is not included elsewhere in this prospectus. The consolidated statement of operations for the period from March 23, 2013 to December 31, 2013 and the year ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from the audited consolidated financial statements of the Company (Successor) included elsewhere in this prospectus. The consolidated statement of operations for the nine months ended September 30, 2015 and 2014 and the consolidated balance sheet data as of September 30, 2015 have been derived from the unaudited consolidated financial statements of the Company (Successor) included elsewhere in this prospectus. The consolidated balance sheet data as of September 30, 2014 has been derived from the unaudited consolidated financial statements of the Company not included elsewhere in this prospectus.

The summary combined consolidated financial and operating results presented below should be read in conjunction with our audited and unaudited combined consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that occurred in our operations and capitalization as a result of the Founding Acquisition.

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
(Dollars in thousands, except per share data)	2015	2014
Statement of Operations
Revenue	$1,409,933	$1,419,841	$1,855,779	$1,589,574	$229,441	$1,917,599
Cost of sales	372,997	414,928	533,913	777,384	64,006	541,306

Gross Profit	1,036,936	1,004,913	1,321,866	812,190	165,435	1,376,293

Operating expenses:
Operating and administration expenses	835,919	860,778	1,194,656	841,652	208,816	1,224,126
Depreciation	20,413	15,989	22,086	23,538	5,817	28,083
Amortization of intangibles	70,096	79,775	104,157	69,181	6,326	25,130
Impairment charge	—	—	23,800	—	—	412,886
Transaction costs	—	3,583	3,932	56,820	—	—

Total operating expenses	926,428	960,125	1,348,631	991,191	220,959	1,690,225

Operating (loss) income	110,508	44,788	(26,765)	(179,001)	(55,524)	(313,932)
Interest expense (income), net	144,398	137,462	181,890	137,283	488	(1,688)
Other (income) expense	(4,779)	(7,329)	(8,420)	—	—	(16,868)

(Loss) income from operations before taxes on income	(29,111)	(85,345)	(200,235)	(316,284)	(56,012)	(295,376)
Income tax (benefit) provision	1,561	(36,399)	112,571	(130,158)	(20,410)	(19,704)

Net (loss) income from continuing operations	(30,672)	(48,946)	(312,806)	(186,126)	(35,602)	(275,672)
Net (loss) income from discontinued operations, net of taxes	(69,369)	3,820	(18,157)	18,617	4,058	23,897

Net (loss) income	(100,041)	(45,126)	(330,963)	(167,509)	(31,544)	(251,775)

Less: Net (income) loss attributable to non-controlling interests	—	299	299	(2,251)	631	(4,559)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(100,041)	$(44,827)	$(330,664)	$(169,760)	$(30,913)	$(256,334)

Net earnings (loss) per share from continuing operations—basic and diluted	$(2.92)	$(4.69)	$(30.09)	$(18.74)	$(3.50)	$(28.02)
Weighted average shares outstanding—basic and diluted	10,513	10,372	10,387	10,051	10,000	10,000

Other Financial Data:
Adjusted Revenue(1)	$1,662,869	$1,603,706	$2,034,838	$1,758,299	$212,137	$1,978,112
Adjusted EBITDA(1)	497,539	463,357	472,366	498,126	(62,970)	413,138
Free Cash Flow From Operations(1)	206,380	217,259	508,733	637,895	(16,632)	324,095
Capital expenditures	31,995	16,182	40,500	7,379	2,461	20,983
Total net debt(2)	1,780,882	1,744,186	1,682,180	1,308,740	—	—
Working capital(3)	324,048	460,360	200,298	363,651	232,956	339,321

Statement of Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$108,182	$137,976	$353,669	$560,797	$(15,741)	$406,427
Investing activities	(100,982)	(126,024)	(176,464)	(2,345,978)	(61,879)	(197,983)
Financing activities	(6,309)	(88,682)	(191,281)	2,192,054	6,109	(223,320)

	Successor				Predecessor
(Dollars in thousands)	As of September 30,		As of December 31,		As of December 31, 2012
	2015	2014	2014	2013
Balance Sheet data:
Cash and cash equivalents	$411,639	$353,741	$413,963	$430,691	$98,188
Total assets	2,849,124	3,149,466	2,747,296	3,031,719	1,916,275
Total debt(2)	2,192,521	2,097,927	2,096,143	1,739,431	—
Stockholders’ equity (deficit)	(581,215)	27,474	(377,609)	409,597	1,120,930

(1)	Adjusted Revenue, a measure used by management to assess operating performance, is defined as the total amount of revenue that would have been recognized in a period if all revenue were recognized immediately at the time of sale.

Adjusted Revenue is calculated as follows:

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
(Dollars in thousands)	2015	2014
Revenue	$1,409,933	$1,419,841	$1,855,779	$1,589,574	$229,441	$1,917,599
Change in deferred revenue(a)	252,936	183,865	179,059	168,725	(17,304)	60,513

Adjusted Revenue	$1,662,869	$1,603,706	$2,034,838	$1,758,299	$212,137	$1,978,112

(a)	We receive cash up-front for most product sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues (inclusive of deferred royalties) to a cash basis assuming the collection of all receivable balances.

EBITDA, a measure used by management to assess operating performance, is defined as net income from continuing operations plus net interest, income taxes, depreciation and amortization, including amortization of pre-publication investment cash costs.

Adjusted EBITDA is defined as EBITDA adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under our debt agreements.

Free Cash Flow From Operations is defined as Adjusted EBITDA as further adjusted to reflect changes in working capital from operations and capital expenditures.

Adjusted Revenue, Free Cash Flow From Operations and each of the above described EBITDA-based measures is not a recognized term under U.S. GAAP and does not purport to be an alternative to revenue or income from continuing operations as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, each such EBITDA-based measure is not intended to be a measure of free cash flows available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, income tax payments and debt service requirements. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under U.S. GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these EBITDA-based measures may not be comparable to other similarly titled measures of other companies. See “Use of Non-GAAP Financial Information.”

Management believes that Adjusted Revenue is helpful in highlighting the sales performance from period to period because it reflects sales as they are made.

Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between the historical operating results and operating results that reflect purchase accounting and the new capital structure.

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

For additional information related to these measures, please see “Non-GAAP Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted Revenue and Adjusted EBITDA.”

Management believes that Free Cash Flow From Operations is useful in highlighting the cash available for use that is generated by our operations.

EBITDA, Adjusted EBITDA and Free Cash Flow From Operations are calculated as follows:

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
(Dollars in thousands)	2015	2014
Net (loss) income from continuing operations	$(30,672)	$(48,946)	$(312,806)	$(186,126)	$(35,602)	$(275,672)
Interest expense (income), net	144,398	137,462	181,890	137,283	488	(1,688)
Income tax (benefit) provision	1,561	(36,399)	112,571	(130,158)	(20,410)	(19,704)
Depreciation, amortization and pre-publication amortization	159,022	155,708	205,831	163,883	25,434	228,565

EBITDA	274,309	207,825	187,486	(15,118)	(30,090)	(68,499)

Change in deferred revenue(a)	252,936	183,865	179,059	168,725	(17,304)	60,513
Restructuring and cost savings implementation fees(b)	17,976	24,557	39,888	33,984	4,116	62,477
Sponsor fees(c)	2,625	2,625	3,500	875	—	—
Elimination of corporate overhead(d)	—	—	—	—	—	88,551
Impairment charge(e)	—	—	23,800	—	—	412,886
Purchase accounting(f)	—	41,585	41,585	312,615	—	—
Transaction costs(g)	—	3,583	3,932	56,820	—	—
Acquisition costs(h)	—	4,340	4,376	4,796	—	—
Physical separation costs(i)	—	36,844	46,716	8,100	—	—
Other(j)	16,874	17,223	29,109	23,944	5,627	(1,559)
Pre-publication investment cash costs(k)	(67,181)	(59,090)	(87,085)	(96,615)	(25,319)	(168,623)
Stand-alone cost savings(l)	—	—	—	—	—	27,392

Adjusted EBITDA	$497,539	$463,357	$472,366	$498,126	$(62,970)	$413,138

Change in working capital from operations(m)	(259,164)	(229,916)	76,867	147,148	48,799	(68,060)
Capital expenditures	(31,995)	(16,182)	(40,500)	(7,379)	(2,461)	(20,983)

Free Cash Flow From Operations	$206,380	$217,259	$508,733	$637,895	$(16,632)	$324,095

(a)	We receive cash up-front for most product sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues (inclusive of deferred royalties) to a cash basis assuming the collection of all receivable balances.
(b)	Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives to create a flatter and more agile organization.
(c)	Beginning in 2014, $3.5 million of annual management fees was recorded and payable to Apollo. The amount recorded in the Successor period from March 23, 2013 to December 31, 2013 was $0.9 million.
(d)	General corporate allocations for executive management costs incurred by MHC were allocated to the business prior to Q1 2013.
(e)	An impairment charge was recorded in 2014 to reduce the recorded value of an owned office building to its estimated fair value based upon an independent appraisal. In addition, a goodwill impairment charge was recorded in 2012 relating to the K-12 reporting unit.
(f)	Represents the effects of the application of purchase accounting associated with the Founding Acquisition, driven by the step-up of acquired inventory. The deferred revenue adjustment recorded as a result of purchase accounting has been considered in the deferred revenue adjustment.
(g)	The amount represents the transaction costs associated with the Founding Acquisition.
(h)	The amount represents costs incurred for acquisitions subsequent to the Founding Acquisition including ALEKS, LearnSmart and Engrade.
(i)	The amount represents costs incurred to physically separate our operations from MHC. These physical separation costs were incurred subsequent to the Founding Acquisition and concluded in 2014.
(j)	For the nine months ended September 30, 2015, the amount represents (i) non-cash incentive compensation expense; (ii) elimination of the gain of $4.8 million on the sale of an investment in an equity security and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements. For the nine months ended September 30, 2014, the amount represents (i) cash distributions to noncontrolling interest holders of $0.2 million; (ii) non-cash incentive compensation expense; (iii) elimination of non-cash gain of $7.3 million relating to LearnSmart; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the year ended December 31, 2014, the amount represents (i) cash distributions to noncontrolling interest holders of $0.2 million; (ii) non-cash incentive compensation expense; (iii) elimination of non-cash gain of $7.3 million in LearnSmart; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the periods from March 23, 2013 to December 31, 2013 (Successor) and from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), the amount represents (i) cash distributions to noncontrolling interest holders (excluding special dividends) of $0.5 million and $1.8 million and $5.5 million, respectively; (ii) the elimination of a $16.9 million benefit realized in 2012 as a result of a change in the Company’s vacation policy; (iii) non-cash incentive compensation expense recorded directly beginning in the first quarter of 2013; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

(k)	Represents the cash cost for pre-publication investment during the period excluding discontinued operations.

(l)	Represents stand-alone cost savings to reflect our expectation that costs incurred on a stand-alone basis will be lower than costs historically allocated to McGraw-Hill Education, LLC by MHC. These allocations were primarily related to services and expenses including (i) global technology operations and infrastructure; (ii) global real estate occupancy; (iii) employee benefits; and (iv) shared services such as tax, legal, treasury, and finance.
(m)	Working capital from operations is defined as accounts receivable, net, inventories, net and prepaid and other current assets less accounts payable, accrued royalties, accrued compensation and other current liabilities.
(2)	Total debt is presented as long-term debt plus current portion of long-term debt. Total net debt is total debt less cash and cash equivalents.
(3)	Working capital is calculated as current assets less current liabilities.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, before participating in our initial public offering. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In addition, the risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or those that we currently view to be immaterial could also materially and adversely affect our business, financial condition or results of operations. In any such case, you may lose all or a part of your investment in our common stock.

Risks Related to Our Business

We face competition from both large, established industry participants and new market entrants, the risks of which are enhanced due to rapid changes in our industry and market.

Our competitors in the market for education products include a few large, established industry participants. Some established competitors have greater resources and less debt than us and, therefore, may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. In addition, the market shift toward digital education solutions has induced both established technology companies and new start-up companies to enter certain segments of our market. These new competitors have the possible advantage of not needing to transition from a print business to a digital business. The risks of competition are intensified due to the rapid changes in the products our competitors are offering, the products our customers are seeking and our sales and distribution channels, which create increased opportunities for significant shifts in market share. Competition may require us to reduce the price of our products or make additional capital investments or result in reductions in our market share and sales.

Our investments in new products and distribution channels may not be profitable.

In order to maintain a competitive position, we must continue to invest in new products and new ways to deliver them. This is particularly true in the current environment where investment in new technology is ongoing and there are rapid changes in the products our competitors are offering, the products our customers are seeking and our sales and distribution channels. In some cases, our investments will take the form of internal development; in others, they may take the form of an acquisition. Our investments in new products or distribution channels, whether by internal development or acquisition, may be less profitable than what we have experienced historically, may consume substantial financial resources and/or may divert management’s attention from existing operations, all of which could materially and adversely affect our business, results of operations and financial condition.

Our failure to win state adoptions could adversely affect our revenue.

A significant portion of our revenue is derived from sales of K-12 instructional materials pursuant to pre-determined adoption schedules. Due to the revolving and staggered nature of state adoption schedules, sales of K-12 instructional materials have traditionally been cyclical, with some years offering more sales opportunities than others. For example, over the next few years, adoptions are scheduled in one or more of the primary subjects of reading, language arts and literature, social studies and mathematics in, among others, the states of California, Texas and Florida, which are the three largest adoption states. In each adoption decision for each state, we face significant competition. Our failure to do well in state adoptions could materially and adversely affect our sales revenue for the year of adoption and subsequent years.

Reductions in anticipated levels of federal, state and local education funding available for the purchase of instructional materials could adversely affect demand for our K-12 products.

Most public school districts, which are the primary customers for K-12 products and services, depend largely on state and local funding programs to purchase materials. In addition, many school districts also receive substantial funding through Federal education programs. State, local or federal funding available to school districts may be reduced as a result of reduced tax revenues, efforts to reduce government spending or increased allocation of tax revenues to other uses. In addition, changes in the laws or regulations that give school districts flexibility in their use of funds previously dedicated exclusively to the purchase of instructional materials may reduce the share of district funds allocated to the purchase of instructional materials. Reductions in the amount of funding provided to school districts or reductions in the portion of those funds allocated to instructional materials could reduce demand for our K-12 products.

Increased difficulty in predicting the timing of customer purchases may adversely affect us.

Traditionally, when the majority of products sold to customers in the higher education market consisted of print textbooks, the timing of purchases was predictable because of the long lead time to order and receive printed books before the start of the semester. As the higher education market has shifted to digital products, there has been a tendency for purchases to occur closer to the beginning of the semester since less lead time is required for the purchase of a digital product. There is no assurance that the trend to more digital purchases will continue, but given the current mix of digital versus print purchasing it has become more difficult to predict when the majority of customer purchases will occur. Similar timing uncertainty exists in the K-12 business as it transitions to digital. In addition, in the K-12 market there has been increased uncertainty regarding the timing of state adoption decisions, with last minute delays or cancellations attributable to school funding considerations occurring with increased frequency. In addition, whereas in the past most school districts purchased educational materials in state adoptions up-front, many are now choosing to spend on educational materials over a multi-year period, and in some cases school districts are choosing to use available funds to purchase hardware, software and other instructional aids that are not produced by us. Taken together, it has become increasingly difficult for us to forecast the timing of customer purchases, causing us to have to wait until later in the buying season in order to assess our financial performance. The change in ordering patterns may impact the comparison of results between a quarter and the same quarter of the previous year, between a quarter and the consecutive quarter or between a fiscal year and the prior fiscal year.

State changes to Common Core State Standards or delays in their implementation may adversely affect our K-12 business.

There is considerable political controversy in many states surrounding the adoption and implementation of Common Core State Standards. Legislation has been introduced in a number of states to drop Common Core State Standards, and some states are considering revisions to and/or rebranding of the standards. These developments could disrupt local adoptions of instructional materials and require modifications to our programs offered for sale in those states that adopt such changes, which may delay or impair sales of our products or cause us to incur additional product development costs.

A change from up-front payment by school districts for multi-year licenses could adversely affect our cash flow and results of operation.

In keeping with the past practice of payment for printed materials, school districts typically pay up-front when buying multi-year licenses for digital products. If school districts changed to spreading their payments to us over the term of the licenses, our cash flow and results of operation could be adversely affected.

Increased availability of free or relatively inexpensive products may reduce demand for or negatively impact the pricing of our products.

Free or relatively inexpensive educational products are becoming increasingly available, particularly in digital formats and through the internet. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available for free. In addition, in recent years there have been initiatives by not-for-profit organizations such as the Gates Foundation and the Hewlett Foundation to develop educational content that can be “open sourced” and made available to educational institutions for free or nominal cost. The increased availability of free or relatively inexpensive educational products may reduce demand for our products or require us to reduce pricing, thereby impacting our sales revenue.

Increased customer expectations for lower prices or free bundled products could reduce sales revenues.

As the market has shifted to digital products, customer expectations for lower priced products has increased due to customer awareness of reductions in marginal production costs and the availability of free or low-cost digital content and products. As a result, there has been pressure to sell digital versions of products at prices below their print versions and an increase in the amount of products and materials given away as part of bundled packs. Increased customer demand for lower prices or free bundled products could reduce our sales revenue.

Operational disruptions, including failure of our hosting facilities and electronic delivery systems, could adversely affect our ability to serve our customers and cause financial loss and reputational damage.

We depend on complex operational and logistical arrangements across our business to provide our products to our customers. In particular, the provision of our online products depends on the capacity, reliability and security of our hosting and electronic delivery systems. We maintain a backup facility for some, but not all, of our online products, and failures of our hosting and delivery systems (whether as a result of operational failures, tampering or hacking, human error, natural disasters, computer viruses or other factors) could cause our online products to operate slowly, interrupt their availability or result in loss of data. The occurrence of such problems or other operational disruptions could result in liability, loss of revenue or harm to our reputation.

Failure to comply with privacy laws and/or a data security breach may cause financial loss and reputational damage.

Across our businesses we hold large volumes of personal data, including that of employees, customers and students. We have policies, processes, internal controls and cybersecurity mechanisms in place intended to ensure the stability of our information technology, provide security from unauthorized access to our systems and maintain business continuity; however, no mechanisms are entirely free from the risk of failure, and we have no guarantee that our security mechanisms will be adequate to prevent all possible security threats. Failure to adequately protect such personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of existing contracts and an impaired ability to compete for future business.

We are subject to a wide array of different privacy laws, regulations and standards in the United States and in foreign jurisdictions where we conduct business, including but not limited to (i) the Children’s Online Privacy Protection Act and state student data privacy laws in connection with access to, collection of, and use of personally identifiable information of students, (ii) the Health Insurance Portability and Accountability Act in connection with our self-insured health plan, (iii) the Payment Card Industry Data Security Standards in connection with collection of credit card information from customers, and (iv) various EU data protection laws resulting from the EU Privacy Directive. Our failure to comply with applicable privacy laws, regulations and standards could lead to significant reputational damage and other penalties and costs, including loss of revenue.

Our brand and customer trust are critical assets for our Company. In the event of negative publicity regarding the Company’s adherence to applicable privacy laws, regulations, and standards—whether valid or not valid—the resulting reputational damage could reduce demand for our products and adversely affect our relationship with teachers, educators and institutions. This reaction may have an immediate and/or long term impact on both new and renewed sales, and may lead to short and/or long term revenue loss.

Defects in our digital products could cause financial loss and reputational damage.

In the fast-changing digital marketplace, demand for innovative technology has generally resulted in short lead times for producing products that meet customer specifications. Growing demand for innovation and additional functionality in digital products increases the risk that our products may contain flaws or corrupted data, and these defects may only become apparent after product launch, particularly for new products and new features to existing products that are developed and brought to market under tight time constraints. Problems with the performance of our digital products could result in liability, loss of revenue or harm to our reputation.

An increase in unauthorized copying and distribution of our products could adversely affect our sales and competitive position.

Our products contain intellectual property delivered through a variety of media, including digital and print. We rely on a combination of copyrights, trademarks, patents, trade secrets and nondisclosure agreements to protect our intellectual property and proprietary rights. As we and our industry transition from providing print content to providing digital content and as the copying and distribution of content over the internet proliferates, the risk of piracy, illegal downloading, file-sharing or other infringements of our intellectual property is likely to increase. Although the copying and redistribution of our products are restricted by copyright and other intellectual property laws, license agreements with customers, and other means, unauthorized copying and redistribution of our products does occur and reduces our product sales. In addition, while we use digital rights management features to protect our digital solutions, no digital rights management system is foolproof, and all such systems are subject to unauthorized tampering or modification. Our efforts to protect our intellectual property and proprietary rights may not be sufficient and we cannot make assurances that our proprietary rights will not be challenged, invalidated or circumvented. If there is an increase in the scale of unauthorized copying and redistribution of our products, or if we are unable to adequately protect and enforce our intellectual property and proprietary rights, it would adversely impact our product sales and reduce our revenue, thereby adversely affecting our results of operations and financial condition, as well as our competitive position.

Factors that reduce enrollment at colleges and universities could adversely affect demand for our higher education products.

Enrollment in U.S. colleges and universities can be adversely affected by many factors, including changes in government and private student loan and grant programs, uncertainty about current and future economic conditions, general decreases in family income and net worth and a perception of uncertain job prospects for recent graduates. In addition, enrollment levels at colleges and universities outside the United States are influenced by the global and local economic climate, local political conditions and other factors that make predicting foreign enrollment levels difficult. Reductions in expected levels of enrollment at colleges and universities both within and outside the United States could adversely affect demand for our higher education products.

Growth of the used and rental book markets could adversely affect our sales of printed higher education and professional books.

Active markets exist for the sale by third parties of used copies of our printed higher education and professional books and the rental by third parties of copies of those books. The internet has made the used and rental book markets more efficient and has significantly increased customer access to used and rental books. Further expansion of the used and rental book markets could further adversely affect our sales of new printed higher education and professional books and reduce our revenue, adversely affecting our results of operations and financial condition.

We are dependent on third-party distributors, representatives and retailers for a substantial portion of our sales.

In addition to our own sales force, we offer our products through a variety of third-party distributors, representatives and retailers. We do not ultimately control the performance of our third-party distributors, representatives and retailers to perform as required or to our expectations. Also, certain of our distributors, representatives or retailers may market other products that compete with our products. The loss of one or more of our distributors, representatives or retailers or their failure to effectively promote our products or otherwise perform in their functions in the expected manner could adversely affect our ability to bring our products to market and impact our revenues.

A significant portion of our sales is concentrated on a small number of customers. Our profitability and financial results may be impaired if our customers’ demand for our products is reduced or if their financial condition were to deteriorate.

Some of our distribution and retail channels have recently experienced significant consolidation and concentration. This concentration could potentially place us at a disadvantage with respect to negotiations regarding pricing and other terms. In addition, this concentration increases the risk that the loss of, or problems with, a single distribution or retail partner could have significant effect on our sales or profitability. As of September 30, 2015 and December 31, 2014, two customers comprised approximately 22% and 25% of the gross accounts receivable balance, respectively. For the three months ended September 30, 2015, the Company had two customers that accounted for 11% and 13% of our gross revenues. For the three months ended September 30, 2014, the Company had one customer that accounted for 10% of our gross revenues. For the nine months ended September 30, 2015 and 2014, the Company had no single customer that accounted for 10% of our gross revenues. The loss of or any reduction in sales or collections from a significant customer could harm our business and financial results.

We may not be able to retain or attract the key authors and talented personnel that we need to remain competitive and grow.

Our success depends, in part, on our ability to continue to attract and retain key authors and talented management, creative, editorial, technology, sales and other personnel. We operate in a number of highly visible industry segments where there is intense competition for successful authors and other experienced, highly effective individuals. Our successful operations in these segments may increase the market visibility of our authors and personnel and result in their recruitment by other businesses. There can be no assurance that we can continue to attract and retain key authors and talented personnel and, if we fail to do so, it could adversely affect our business.

We may not be able to reduce our costs related to print-related products as fast as revenues from those products decline.

As the portion of our business that consists of print-related products declines, our need for certain facilities and arrangements, such as printing and warehousing, also declines. Some of the costs related to these facilities and arrangements are relatively fixed over the short term and, as a result, may not decline as quickly as the related revenues. If our print-related costs do not decline proportionately with our print-related revenues, our results of operations and financial condition would be adversely affected.

The shift to sales of multi-year licenses may affect the comparability of our GAAP revenue to prior periods and cause increases or decreases in our sales to be reflected in our results of operation on a delayed basis.

As our business transitions from printed products to digital products, an increasing percentage of our revenues are derived from the sale of multi-year licenses. Our customers typically pay for both printed products and multi-year licenses up-front; however, we recognize revenue from multi-year licenses over their respective terms, as required by GAAP, even if we are paid in full at the beginning of the license. As a result, an increase in the portion of our sales coming from multi-year licenses may cause our GAAP revenue, when compared to prior periods, to not provide a truly comparable perspective of our performance. Another effect of recognizing revenue from multi-year licenses over their respective terms is that any increases or decreases in sales during a particular period do not translate into proportional increases or decreases in revenue during that period. Consequently, deteriorating sales activity may be less immediately observable in our results of operations.

Unexpectedly large returns could adversely affect our financial results.

We generally permit our distributors to return products they purchase from us. When we record revenue, we record an allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns vary by one percentage point from the estimate we use in recording our allowance, the impact on operating income would be approximately $2 million.

The high degree of seasonality of our business can create cash flow difficulties.

Our business is seasonal. Purchases of Higher Education products have traditionally been made in the third and fourth quarters for the semesters starting classes in September and January. Purchases of K-12 products are typically made in the second and third quarters of the calendar year for the beginning of the school year. In 2014, we realized approximately 23%, 40% and 23% of net sales during the second, third and fourth quarters, respectively, making third-quarter results particularly material to our full-year performance. This sales seasonality affects operating cash flow from quarter to quarter. There are months when we operate at a net cash deficit from our activities. We cannot make assurances that our third quarter net sales will continue to be sufficient to meet our obligations or that they will be higher than net sales for our other quarters. In the event that we do not derive sufficient net sales in the third quarter, we may not be able to meet our debt service requirements and other obligations.

Our substantial indebtedness restricts our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.

We are a leveraged company that has substantial indebtedness. As of September 30, 2015, we had $2,221.2 million face value of outstanding indebtedness (in addition to $240.0 million of commitments under the MHGE Revolving Facility and $150.0 million of commitments under the MHSE Revolving Facility, none of which was drawn (without giving effect to letters of credit)), and for the year ended December 31, 2014, we had total debt service of $187.6 million (including approximately $78.5 million of debt service relating to fixed rate obligations). Our substantial indebtedness could have important consequences. For example, it could:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•	require us to repatriate funds to the United States at substantial cost;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities;

•	cause us to make non-strategic divestitures; or

•	expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the MHGE Facilities, MHSE Revolving Facility and MHSE Term Loan, are at variable rates of interest.

In addition, the agreements governing our indebtedness contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, which could intensify the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future. For example, as of September 30, 2015, we had approximately $240.0 million available for additional borrowing under the MHGE Revolving Facility portion of the MHGE Facilities (without giving effect to letters of credit), all of which would be secured, and approximately $150.0 million available for additional borrowing under the MHSE Revolving

Facility (without giving effect to letters of credit or limitations to availability as a result of the MHSE Revolving Facility borrowing base calculation). In addition, although the terms of the agreements governing our indebtedness contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Further, these restrictions will not prevent us from incurring obligations that do not constitute indebtedness. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “Our substantial indebtedness restricts our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.”

We may record future goodwill or indefinite-lived intangibles impairment charges related to our reporting units, which could materially adversely impact our results of operations.

We test our goodwill and indefinite-lived intangibles asset balances for impairment during the fourth quarter of each year or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. We assess goodwill for impairment at the reporting unit level and, in evaluating the potential for impairment of goodwill, we make assumptions regarding estimated net sales projections, growth rates, cash flows and discount rates. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates are uncertain by nature and can vary from actual results. Declines in the future performance and cash flows of the reporting unit or small changes in other key assumptions may result future goodwill impairment charges, which could materially adversely impact our results of operations.

Failure to develop or maintain an effective system of internal controls could lead to sanctions, reduce investor confidence in our financial reporting and lower the price of our common stock.

As a public company, we will be required to meet these standards in the course of preparing our consolidated financial statements. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could make it impossible for us to issue reliable financial reports, prevent fraud or operate successfully as a public company. Failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority or other regulatory authorities. Sanctions by regulatory authorities or disclosure of inadequacies in our internal controls could cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

Our management determined that there was a material weakness in our historical revenue recognition policies and practices in our K-12 business.

During 2014 we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis. This material weakness related to our historical revenue recognition accounting in our K-12 business for multi-element revenue agreements and associated recognition of costs during the following subsidiary financial reporting periods: (i) year ended December 31, 2012 (Predecessor), (ii) from January 1, 2013 to March 22, 2013 (Predecessor), and (iii) from March 23, 2013 to December 31, 2013 (Successor). As a result of this material weakness, we restated our previously issued subsidiary balance sheet as of December 31, 2013 and our subsidiary statement of operations and comprehensive income (loss), cash flows and statement of shareholders’ equity for each of the above periods. We appropriately accounted for multi-element revenue agreements and associated recognition of costs during 2014 and in the financial statements included in this prospectus.

If we suffer additional deficiencies or material weaknesses in our internal controls in the future, we may be unable to report financial information in a timely and accurate manner and it could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial reporting, cause a default under the agreements governing our indebtedness and/or have a negative effect on the trading price of our common stock.

Our ability to protect our intellectual property rights could impact our competitive position.

Our products contain intellectual property delivered through a variety of media, including digital and print. We rely on a combination of copyrights, trademarks, patents, trade secrets and nondisclosure agreements to protect our intellectual property and proprietary rights. However, our efforts to protect our intellectual property and proprietary rights may not be sufficient and we cannot make assurances that our proprietary rights will not be challenged, invalidated or circumvented. We may also be required to initiate expensive and time-consuming litigation to maintain, defend or enforce our intellectual property. Moreover, despite the existence of copyright and trademark protection under applicable laws, third parties may nonetheless violate our intellectual property rights, and our ability to remedy such violations, particularly in foreign countries, may be limited. In addition, the copying and distribution of content over the internet creates additional challenges for us in protecting our proprietary rights. If we are unable to adequately protect and enforce our intellectual property and proprietary rights, our competitive position may be harmed and our business and financial results could be materially and adversely affected.

Legal actions against us, including intellectual property infringement claims, could be costly to defend and could result in significant damages.

In the ordinary course of business, we are occasionally involved in legal actions and claims against us arising from our business operations and therefore expect that we will likely be subject to additional actions and claims against us in the future. Litigation alleging infringement of copyrights and other intellectual property rights. particularly in relation to proprietary photographs and images, has become extensive in the educational publishing industry. At present, there are various suits pending or threatened which claim that we exceeded the print run limitation or other restrictions in licenses granted to us to reproduce photographs in our instructional materials. A number of similar claims against us have already been settled. A number of our competitors are defendants in similar lawsuits. We have liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. However, there can be no assurance that our liability insurance will cover all of our damages or that the limits of coverage will be sufficient to fully cover all potential liabilities and costs of litigation. While management does not expect any of the claims currently pending or threatened against us to have a material adverse effect on our results of operations, financial position or cash flows, due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding or change in applicable legal standards could have a meaningful adverse effect on our financial position and results of operations.

We face risks of doing business abroad.

As we continue to invest in and expand our overseas business, we face increased exposure to the risks of doing business abroad, including, but not limited to:

•	lack of local knowledge or acceptance of our products and services;

•	entrenched competitors;

•	the need to adapt our products to meet local requirements;

•	longer customer payment cycles in certain countries;

•	limitations on the ability to repatriate funds to the United States;

•	difficulties in protecting intellectual property, enforcing agreements and collecting receivables under certain foreign legal systems;

•	compliance under the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws;

•	the need to comply with local laws and regulations generally; and

•	in some countries, a higher risk of political instability, economic volatility, terrorism, corruption, social and ethnic unrest.

Fluctuations between foreign currencies and the U.S. dollar could adversely affect our financial results.

We derived approximately 18% of our total revenue in the year ended December 31, 2014 from our international sales operations. The financial position and results of operations of our international operations are primarily measured using the foreign currency in the jurisdiction of operation of such business as the functional currency. As a result, we are exposed to currency fluctuations both in receiving cash from our international operations and in translating our financial results into U.S. dollars. For example, foreign exchange rates had an unfavorable impact on our revenue of $6.4 million for the year ended December 31, 2014. We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. Our principal currency exposures relate to the Australian Dollar, British Pound, Canadian Dollar, Euro, Mexican Peso and Singapore Dollar. Assets and liabilities of our international operations are translated at the exchange rate in effect at each balance sheet date. Our income statement accounts are translated at the average rate of exchange during the period. A strengthening of the U.S. dollar against the relevant foreign currency reduces the amount of income we recognize from our international operations. In addition, certain of our international operations generate revenues in the applicable local currency or in currencies other than the U.S. dollar, but purchase inventory and incur costs primarily in U.S. dollars. While, from time to time, we may enter into hedging arrangements with respect to foreign currency exposures, variations in exchange rates may adversely impact our results of operations and profitability. The risks we face in foreign currency transactions and translation may continue to increase as we further develop and expand our international operations.

We are dependent on third-parties for the performance of many critical operational functions.

We rely on third-parties for many critical operational functions, including general financial shared services, accounts payable, accounts receivable, royalty processing, printing, warehousing, distribution, technology support, online product hosting and certain customer support functions. Since those functions are provided by third parties, our ability to supervise and support the performance of those functions is limited. The loss of one or more of these third-party partners, a material disruption in their business or their failure to otherwise perform their functions in the expected manner could cause disruptions in our business that would adversely affect our results of operations and financial condition.

A significant increase in operating costs and expenses could have a material adverse effect on our profitability.

Our major operating expenses include employee compensation, paper, technology and third-party provider fees and royalties. Any material increase in these or other operating costs and expenses that we are not able to pass on in the cost of our products and services could adversely affect our results of operations and financial condition.

We may not be able to continue to achieve cost savings in our operations.

We have achieved significant cost savings since we became an independent company in 2013. While we have additional cost saving initiatives planned and underway, it is likely that we will not be able to continue to achieve levels of cost savings that are similar to those we have achieved in the past. In addition, any cost savings that we realize from such efforts may differ materially from our estimates. We cannot assure you that these initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or if they will be achieved at all. If we are unable to continue to reduce costs as expected, or at all, our competitive position and results of operations could be materially adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

We are a “controlled company” within the meaning of New York Stock Exchange rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, Apollo will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the New York Stock Exchange’s corporate governance standards. Under New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We continue to be controlled by Apollo, and Apollo’s interests may conflict with our interests and the interests of other stockholders.

Following this offering, Apollo will own     % of our common equity. In addition, representatives of Apollo comprise a majority of our directors. As a result, Apollo can control our ability to enter into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, Apollo is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Apollo continues to indirectly, own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

Our second amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Our second amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and Apollo. Under these provisions, neither Apollo, its portfolio companies, funds or other affiliates, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. For instance, a director of our company who also serves as a director, officer or employee of Apollo or any of its portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Apollo to itself or its portfolio companies, funds or other affiliates instead of to us. The terms of our second amended and restated certificate of incorporation are more fully described in “Description of Capital Stock.”

Provisions in our organization documents and Delaware law may discourage our acquisition by a third party.

Our second amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval. If the Board elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our second amended and restated certificate of incorporation and second amended and restated by laws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders.

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” We will elect in our second amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our second amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that it will provide that affiliates of Apollo and their transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and will therefore not be subject to such restrictions. These charter provisions may limit the ability of third parties to acquire control of our company. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2015 after giving effect to this offering would be $             per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Please see “Dilution.”

The sale of restricted shares of our common stock in the public market could reduce our stock price.

After the completion of this offering, we will have             outstanding shares of common stock. This number includes             shares that we are selling in this offering, which may be resold immediately in the public market. The number of outstanding shares of common stock also includes             shares, including shares controlled by Apollo, that are “restricted securities,” as defined under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and eligible for sale in the public market subject to the requirements of Rule 144, all of which subject to the lock-up agreements with the underwriters described in “Underwriting (Conflicts of Interest),” but may be sold into the market following the expiration of such lock-up agreements beginning         days after the date of this prospectus or if the underwriters waive those agreements. Sales of significant amounts of restricted stock in the public market could adversely affect prevailing market prices of our common stock.

We may not pay dividends on our common stock.

As a holding company, our ability to pay dividends in the future depends on our subsidiaries’ making upstream distributions to us. There is no assurance that our subsidiaries will generate sufficient net income and cash flows to allow them to do so. Our subsidiaries’ ability to make distributions to us is also restricted by covenants in their debt instruments. As of September 30, 2015, the maximum amount MHGE would be permitted to distribute to us in compliance with its indebtedness was approximately $         million, and the maximum amount MHSE would be permitted to distribute to us in compliance with its indebtedness was approximately $         million, for an aggregate of $         million, distributable to us by MHGE and MHSE. Moreover, our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. Even if our subsidiaries are able and willing to distribute funds to us, we have no obligation to have them to do so and we have no obligation to declare a dividend if we have received funds that enable us to do so. The fact that we have paid dividends in the past is no assurance we will pay the same level of dividends, or any dividends at all, in the future.

The requirements of being a public company may increase our costs, divert management’s attention, and affect our ability to attract and retain qualified board members.

We will incur significant additional expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities. Being a public company could make it more difficult for us to attract and retain qualified persons to serve on the Board or as executive officers.

There can be no assurance that a viable public market for our common stock will develop.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

Our stock price may be volatile.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance,

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues,

•	the public reaction to our press releases, our other public announcements and our filings with the SEC,

•	strategic actions by our competitors,

•	changes in operating performance and the stock market valuations of other companies,

•	announcements related to litigation,

•	our failure to meet revenue or earnings estimates made by research analysts or other investors,

•	changes in the credit ratings of our debt,

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts,

•	speculation in the press or investment community,

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur,

•	changes in accounting principles, policies, guidance, interpretations or standards,

•	additions or departures of key management personnel,

•	actions by our stockholders,

•	general market conditions,

•	domestic and international economic, legal and regulatory factors unrelated to our performance, and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

The issuance by us of additional shares of common stock or convertible securities may dilute your ownership of us and could adversely affect our stock price.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of         shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements,             shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our second amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as the Board may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Our designation of the Delaware Court of Chancery as the exclusive forum for certain types of stockholder legal proceedings could limit our stockholders’ ability to obtain a more favorable forum.

Our second amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our second amended and restated certificate of incorporation or our second amended and restated by laws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our second amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. See “Description of Capital Stock—Forum Selection.”

Alternatively, if our exclusive forum provision is not enforceable, we may be subject to additional costs that we do not currently anticipate.

Alternatively, if a court were to find these provisions of our second amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs that we do not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including without limitation statements relating to our businesses and our prospects, new products, sales, expenses, tax rates, cash flows, plate investment and operating and capital requirements. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance and are based on assumptions management believes are reasonable at the time they are made.

Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plan,” “estimate,” “project,” “target,” “anticipate,” “intend,” “may,” “will,” “continue,” “should” and other words of similar meaning in connection with a discussion of future operating or financial performance. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual outcomes and results could differ materially from what is expected or forecasted. These risks and uncertainties include, among others:

•	competition in our existing and future lines of business and the financial resources of competitors;

•	the rapidly changing nature of and technological advancements in the education market;

•	the level of success of new product development, global expansion, and strength of domestic and international markets;

•	changes in government programs, laws or payment systems;

•	the availability of free or relatively inexpensive educational information and materials;

•	operational disruptions and failures in our information technology or electronic delivery systems;

•	failure to comply with privacy laws and defects in, or security breaches relating to, our data security system or digital products;

•	piracy, unauthorized copying, file-sharing, or other infringements on or claims against our intellectual property, including our digital content;

•	enrollment and demographic trends;

•	competition from used and rental markets for books and educational materials;

•	the ability of our suppliers, distributors or service providers to meet their commitments to us, or the timing of purchases by our current and potential customers, and other general economic and business conditions;

•	the loss of, or default by, one or more key customers;

•	failure to retain or continue to attract senior management, key authors or skilled personnel;

•	manufacturing, distribution, plate investment, amortization, depreciation, capital, technology, and other expenses related to our operations;

•	the level of future cash flows;

•	risks related to our substantial indebtedness;

•	risks inherent in operating in foreign countries, including the impact of economic, political, legal, regulatory, compliance, cultural, foreign currency fluctuations and other conditions abroad.

•	fluctuations between foreign currencies and the U.S. dollar;

•	the uncertain economic climate in the U.S. and abroad or deterioration in the economy and its impact on the markets in general;

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•	the health of debt and equity markets, including credit quality and spreads, the level of liquidity and future debt issuances;

•	the state of the credit markets and regulatory environment and their impact on us and the economy in general;

•	fluctuations in our operating results, unanticipated delays or accelerations in our sales cycles and the difficulty of accurately estimating revenues;

•	income tax rates; and

•	future legislative and regulatory developments, including any change in the integration or enforcement of existing laws or regulations.

You should consider the areas of risk described above, as well as those set forth in the section entitled “Risk Factors” in connection with considering any forward-looking statements that may be made by us and our businesses generally. We cannot assure you that projected results or events reflected in the forward-looking statements will be achieved or occur. The forward-looking statements included in this prospectus are made as of the date of this prospectus. We undertake no obligation to publicly release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events, except as otherwise required by law.

USE OF PROCEEDS

We expect to receive approximately $         of net proceeds (based upon the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering would increase (decrease) our net proceeds by approximately $         million.

We intend to use approximately $         million of the net proceeds from this offering to pay related fees and expenses. The remaining net proceeds will be used to repay debt and for general corporate purposes.

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends in the future will be at the sole discretion of the Board after taking into account various factors, including legal requirements, our subsidiaries’ ability to make payments to us, our financial condition, operating results, cash flow from operating activities, available cash, business opportunities, restrictions in our debt agreements and other contracts, current and anticipated cash needs and other factors the Board deems relevant.

We are a holding company and have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Their ability to make any payments to us will depend upon many factors, including our operating results, cash flows and the terms of the MHGE Facilities, the MHSE Revolving Facility, the MHSE Term Loan and the indentures governing the MHGE Senior Secured Notes and the MHGE PIK Toggle Notes. In addition, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries and us to pay dividends and make distributions under the terms of our future indebtedness. Although we have sustained net losses in prior periods and cannot assure you that we will be able to pay dividends on a quarterly basis or at all, we believe that a number of recent positive developments in our business have improved our ability to pay dividends in compliance with applicable state corporate law once this offering has been completed. Also, because the DGCL permits corporations to pay dividends either out of surplus (generally, the excess of a corporation’s net assets (total assets minus total liabilities) over its stated capital, in each case as defined and calculated in the manner prescribed by the DGCL) or net profits, we may be able to pay dividends even if we report net losses in future periods.

The maximum amount that can be distributed to us by our subsidiaries for the purpose of paying dividends in compliance with the terms of our subsidiaries’ indebtedness was approximately $         million as of September 30, 2015 (assuming the number of shares offered by us are sold at the midpoint of the range set forth on the front cover of this prospectus).

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2015:

•	on an actual basis; and

•	as adjusted to give effect to this offering and the use of proceeds therefrom as set forth under “Use of Proceeds.”

	As of September 30, 2015
	Actual	As Adjusted
	(in thousands, except per share and par value)
Cash and cash equivalents	$411,639	$

Long-term debt, including current maturities
MHGE Revolving Facility(1)	$—	$
MHGE Term Loan(1)	660,920
MHGE Senior Secured Notes(2)	791,608
MHGE PIK Toggle Notes(3)	496,123
MHSE Revolving Facility(4)	—
MHSE Term Loan(4)	243,870

Total indebtedness, including current portion	$2,192,521	$
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; 1,000,000 shares authorized, 100,000 shares issued and 75,000 outstanding	—
Common stock—$0.01 par value; 100,000,000 shares authorized, 10,429,246 shares issued and 10,425,158 outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	104
Additional paid-in capital	66,032
Treasury stock, 4,088 shares as of September 30, 2015	(690)
Accumulated other comprehensive income (loss)	(46,196)
Accumulated deficit	(600,465)

Total stockholders’ equity (deficit)	(581,215)

Total capitalization	$1,611,306	$

(1)	As of September 30, 2015, the $240.0 million MHGE Revolving Facility had no borrowings outstanding. As of September 30, 2015, there were $660.9 million of loans outstanding under the MHGE Term Loan ($675.6 million face value less unamortized discount), which reflects a $81.0 million voluntary prepayment on December 31, 2013, a $35.0 million voluntary prepayment in connection with the repricing transaction that closed on March 24, 2014 and a $0.3 million voluntary prepayment in connection with the repricing transaction that closed on May 4, 2015. MHGE Intermediate Holdings, LLC guarantees the MHGE Facilities, and all of the material wholly owned domestic subsidiaries of MHGE Holdings have pledged their assets to secure the MHGE Facilities.
(2)	MHGE Senior Secured Notes are presented at $791.6 million ($800.0 million face value less unamortized discount).
(3)	MHGE PIK Toggle Notes are presented at $496.1 million ($500.0 million face value less unamortized discount).
(4)	As of September 30, 2015, the $150.0 million MHSE Revolving Facility had no borrowings outstanding and $10 million in letters of credit outstanding and availability is subject to limitations of its borrowing base calculations. As of September 30, 2015, there were $243.9 million of loans outstanding under the MHSE Term Loan Facility ($245.6 million face value less unamortized discount).

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of the common stock after this offering for accounting purposes. Dilution results from the fact that the per share offering price of our common stock is in excess of the net tangible book value per share attributable to new investors.

Historical net tangible book value as of September 30, 2015 before this offering was $             per share and represents the amount of our total tangible assets (total assets less total intangible assets) less total liabilities, divided by the number of shares of common stock issued and outstanding. Assuming an initial public offering price of $             per share (which is the midpoint of the range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt and application of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our as adjusted net tangible book value as of September 30, 2015 would have been approximately $             million, or $             per share. This represents an immediate increase in the net tangible book value of $             per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the as adjusted net tangible book value after this offering) to new investors purchasing shares in this offering of $             per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2015 before this offering	$
Increase per share attributable to new investors in this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per share after the offering by $             and increase (decrease) the dilution to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the as adjusted tangible book value per share as of September 30, 2015 would be $             per share, and the dilution in net tangible book value per share to new investors in this offering would be $             per share.

The following table summarizes, on an adjusted basis as of September 30, 2015, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $             per share, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

If the underwriters were to fully exercise their option to purchase              additional shares of our common stock, the percentage of common stock held by existing investors would be     %, and the percentage of shares of common stock held by new investors would be     %.

The information above excludes              shares of common stock reserved for issuance under our management equity plan, adopted by the Board on May 15, 2013, and our new 2015 Omnibus Incentive Plan that we intend to adopt prior to the completion of this offering. As of September 30, 2015 there were a total of              shares of common stock underlying outstanding stock options issued under the management equity plan.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical combined consolidated financial data and operating results. The combined statement of operations for the years ended December 31, 2011 and 2010 and the selected combined balance sheet data as of December 31, 2012 and 2011 have been derived from our audited combined financial statements of our Predecessor which are not included in this prospectus. The combined statement of operations for the year ended December 31, 2012 and the period from January 1, 2013 to March 22, 2013 is derived from our audited combined financial statements of our Predecessor included elsewhere in this prospectus. The consolidated statement of operations for the year ended December 31, 2014 and the period March 23, 2013 to December 31, 2013 and the selected consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from the audited consolidated financial statements of the Company (Successor) included elsewhere in this prospectus. The selected consolidated balance sheet data as of September 30, 2014 has been derived from the unaudited consolidated financial statements of the Company (Successor), which are not included elsewhere in this prospectus. The selected combined balance sheet data as of December 31, 2012 have been derived from the unaudited combined financial statements of our Predecessor, which are not included elsewhere in this prospectus. The consolidated statement of operations for the nine months ended September 30, 2015 and 2014 and the selected consolidated balance sheet data as of September 30, 2015 have been derived from the unaudited consolidated financial statements of the Company (Successor) included elsewhere in this prospectus.

The selected historical combined consolidated financial data and operating results presented below should be read in conjunction with our audited and unaudited combined consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical combined consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that occurred in our operations and capitalization as a result of the Founding Acquisition.

	Successor				Predecessor
(Dollars in thousands except per share amounts)	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31,
	2015	2014				2012	2011	2010
Statements of Operations
Revenue	$1,409,933	$1,419,841	$1,855,779	$1,589,574	$229,441	$1,917,599	$2,072,735	$2,261,840
Cost of sales	372,997	414,928	533,913	777,384	64,006	541,306	598,044	665,652

Gross Profit	1,036,936	1,004,913	1,321,866	812,190	165,435	1,376,293	1,474,691	1,596,188
Operating expenses:
Operating & administration expenses	835,919	860,778	1,194,656	841,652	208,816	1,224,126	1,275,058	1,259,744
Depreciation	20,413	15,989	22,086	23,538	5,817	28,083	25,149	27,406
Amortization of intangibles	70,096	79,775	104,157	69,181	6,326	25,130	24,933	22,264
Impairment charge	—	—	23,800	—	—	412,886	—	—
Transaction costs	—	3,583	3,932	56,820	—	—	—	—

Total operating expenses	926,428	960,125	1,348,631	991,191	220,959	1,690,225	1,325,140	1,309,414

Operating (loss) income	110,508	44,788	(26,765)	(179,001)	(55,524)	(313,932)	149,551	286,774
Interest expense (income), net	144,398	137,462	181,890	137,283	488	(1,688)	(4,205)	(1,088)
Other (income) expense	(4,779)	(7,329)	(8,420)	—	—	(16,868)	—	—

(Loss) Income from operations before taxes on income	(29,111)	(85,345)	(200,235)	(316,284)	(56,012)	(295,376)	153,756	287,862
Income tax (benefit) provision	1,561	(36,399)	112,571	(130,158)	(20,410)	(19,704)	52,029	101,337

Net (loss) income from continuing operations	(30,672)	(48,946)	(312,806)	(186,126)	(35,602)	(275,672)	101,726	186,525
Net (loss) income from discontinued operations, net of taxes	(69,369)	3,820	(18,157)	18,617	4,058	23,897	24,543	20,900

Net (loss) income	(100,041)	(45,126)	(330,963)	(167,509)	(31,544)	(251,775)	126,269	207,425

Less: net (income) loss attributable to non-controlling interests	—	299	299	(2,251)	631	(4,559)	(4,320)	(4,482)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(100,041)	$(44,827)	$(330,664)	$(169,760)	$(30,913)	$(256,334)	$121,949	$202,943

Net earnings (loss) income per share from continuing operations—basic and diluted	$(2.92)	$(4.69)	$(30.09)	$(18.74)	$(3.50)	$(28.02)	$9.74	$18.20
Weighted average shares outstanding—basic and diluted	10,513	10,372	10,387	10,051	10,000	10,000	10,000	10,000

Other Financial Data:
Adjusted Revenue (1)	$1,662,869	$1,603,706	$2,034,838	$1,758,299	$212,137	$1,978,112	$2,164,218	$2,297,044
Adjusted EBITDA (1)	497,539	463,357	472,366	498,126	(62,970)	413,138	471,932	527,883
Capital expenditures	31,995	16,182	40,500	7,379	2,461	20,983	17,905	18,445
Total net debt (2)	1,780,882	1,744,186	1,682,180	1,308,740	—	—	—	—
Working capital (3)	324,048	460,360	200,298	363,651	232,956	339,321	339,673	254,445

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31,
(Dollars in thousands)	2015	2014				2012	2011	2010
Statement of Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$108,182	$137,976	$353,669	$560,797	$(15,741)	$406,427	$434,818	$674,994
Investing activities	(100,982)	(126,024)	(176,464)	(2,345,978)	(61,879)	(197,983)	(182,000)	(199,000)
Financing activities	(6,309)	(88,682)	(191,281)	2,192,054	6,109	(223,320)	(242,521)	(468,174)

	Successor				Predecessor
(Dollars in thousands)	As of September 30,		As of December 31,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
Balance Sheet data:
Cash and cash equivalents	$411,639	$353,741	$413,963	$430,691	$98,188	$110,267	$104,897
Total assets	2,849,124	3,149,466	2,747,296	3,031,719	1,916,275	2,454,111	2,476,582
Total debt(2)	2,192,521	2,097,927	2,096,143	1,739,431	—	—	—
Stockholders’ equity (deficit)	(581,215)	27,474	(377,609)	409,597	1,120,930	1,563,547	1,650,748

(1)	Adjusted Revenue, a measure used by management to assess operating performance, is defined as the total amount of revenue that would have been recognized in a period if all revenue were recognized immediately at the time of sale.

Adjusted Revenue is calculated as follows:

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31,
(Dollars in thousands)	2015	2014				2012	2011	2010
Revenue	$1,409,933	$1,419,841	$1,855,779	$1,589,574	$229,441	$1,917,599	$2,072,735	$2,261,840
Change in deferred revenue(a)	252,936	183,865	179,059	168,725	(17,304)	60,513	91,483	35,204

Adjusted Revenue	$1,662,869	$1,603,706	$2,034,838	$1,758,299	$212,137	$1,978,112	$2,164,218	$2,297,044

(a)	We receive cash up-front for most product sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues (inclusive of deferred royalties) to a cash basis assuming the collection of all receivable balances.

EBITDA, a measure used by management to assess operating performance, is defined as net income from continuing operations plus net interest, income taxes, depreciation and amortization, including amortization of pre-publication investment cash costs.

Adjusted EBITDA is defined as EBITDA adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under our debt agreements.

Adjusted Revenue and each of the above described EBITDA-based measures is not a recognized term under U.S. GAAP and does not purport to be an alternative to revenue or income from continuing operations as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, each such EBITDA-based measure is not intended to be a measure of free cash flows available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, income tax payments and debt service requirements. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under U.S. GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these EBITDA-based measures may not be comparable to other similarly titled measures of other companies. See “Use of Non-GAAP Financial Information.”

Management believes that Adjusted Revenue is helpful in highlighting the sales performance from period to period because it reflects sales as they are made.

Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between the historical operating results and operating results that reflect purchase accounting and the new capital structure.

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

For additional information related to these measures, please see “Prospectus Summary—Our Key Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted Revenue and Adjusted EBITDA.”

EBITDA and Adjusted EBITDA are calculated as follows:

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31,
(Dollars in thousands)	2015	2014				2012	2011	2010
Net (loss) income from continuing operations	$(30,672)	$(48,946)	$(312,806)	$(186,126)	$(35,602)	$(275,672)	$101,726	$186,525
Interest expense (income), net	144,398	137,462	181,890	137,283	488	(1,688)	(4,205)	(1,088)
Income tax (benefit) provision	1,561	(36,399)	112,571	(130,158)	(20,410)	(19,704)	52,029	101,337
Depreciation, amortization and pre-publication amortization	159,022	155,708	205,831	163,883	25,434	228,565	245,576	290,031

EBITDA	274,309	207,825	187,486	(15,118)	(30,090)	(68,499)	395,126	576,805

Change in deferred revenue(a)	252,936	183,865	179,059	168,725	(17,304)	60,513	91,483	35,204
Restructuring and cost savings implementation fees(b)	17,976	24,557	39,888	33,984	4,116	62,477	29,741	—
Sponsor fees(c)	2,625	2,625	3,500	875	—	—	—	—
Elimination of corporate overhead(d)	—	—	—	—	—	88,551	59,506	47,824
Impairment charge(e)	—	—	23,800	—	—	412,886	—	—
Purchase accounting(f)	—	41,585	41,585	312,615	—	—	—	—
Transaction costs(g)	—	3,583	3,932	56,820	—	—	—	—
Acquisition costs(h)	—	4,340	4,376	4,796	—	—	—	—
Physical separation costs(i)	—	36,844	46,716	8,100	—	—	—	—
Other(j)	16,874	17,223	29,109	23,944	5,627	(1,559)	(5,930)	(7,721)
Pre-publication investment cash costs(k)	(67,181)	(59,090)	(87,085)	(96,615)	(25,319)	(168,623)	(145,727)	(145,108)
Stand-alone cost savings(l)	—	—	—	—	—	27,392	47,733	20,879

Adjusted EBITDA	$497,539	$463,357	$472,366	$498,126	$(62,970)	$413,138	$471,932	$527,883

(a)	We receive cash up-front for most product sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues (inclusive of deferred royalties) to a cash basis assuming the collection of all receivable balances.
(b)	Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives to create a flatter and more agile organization.
(c)	Beginning in 2014, $3.5 million of annual management fees was recorded and payable to Apollo. The amount recorded in the Successor period from March 23, 2013 to December 31, 2013 was $0.9 million.
(d)	General corporate allocations for executive management costs incurred by MHC were allocated to the business prior to Q1 2013.
(e)	An impairment charge was recorded in 2014 to reduce the recorded value of an owned office building to its estimated fair value based upon an independent appraisal. In addition, a goodwill impairment charge was recorded in 2012 relating to the K-12 reporting unit.
(f)	Represents the effects of the application of purchase accounting associated with the Founding Acquisition, driven by the step-up of acquired inventory. The deferred revenue adjustment recorded as a result of purchase accounting has been considered in the deferred revenue adjustment.
(g)	The amount represents the transaction costs associated with the Founding Acquisition.
(h)	The amount represents costs incurred for acquisitions subsequent to the Founding Acquisition including ALEKS, LearnSmart and Engrade.
(i)	The amount represents costs incurred to physically separate our operations from MHC. These physical separation costs were incurred subsequent to the Founding Acquisition and concluded in 2014.

(j)	For the nine months ended September 30, 2015, the amount represents (i) non-cash incentive compensation expense; (ii) elimination of the gain of $4.8 million on the sale of an investment in an equity security and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements. For the nine months ended September 30, 2014, the amount represents (i) cash distributions to noncontrolling interest holders of $0.2 million; (ii) non-cash incentive compensation expense; (iii) elimination of non-cash gain of $7.3 million relating to LearnSmart; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the year ended December 31, 2014, the amount represents (i) cash distributions to noncontrolling interest holders of $0.2 million; (ii) non-cash incentive compensation expense; (iii) elimination of non-cash gain of $7.3 million in LearnSmart; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the periods from March 23, 2013 to December 31, 2013 (Successor) and from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), the amount represents (i) cash distributions to noncontrolling interest holders (excluding special dividends) of $0.5 million and $1.8 million and $5.5 million, respectively; (ii) the elimination of a $16.9 million benefit realized in 2012 as a result of a change in the Company’s vacation policy; (iii) non-cash incentive compensation expense recorded directly beginning in the first quarter of 2013; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

(k)	Represents the cash cost for pre-publication investment during the period excluding discontinued operations.
(l)	Represents stand-alone cost savings to reflect our expectation that costs incurred on a stand-alone basis will be lower than costs historically allocated to McGraw-Hill Education, LLC by MHC. These allocations were primarily related to services and expenses including (i) global technology operations and infrastructure; (ii) global real estate occupancy; (iii) employee benefits; and (iv) shared services such as tax, legal, treasury, and finance.
(2)	Total debt is presented as long-term debt plus current portion of long-term debt. Total net debt is total debt less cash and cash equivalents.
(3)	Working capital is calculated as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides a narrative of our results of operations and financial condition for the year ended December 31, 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 and the year ended December 31, 2012 and the nine months ended September 30, 2015 and 2014, which covers periods prior to the consummation of the Founding Acquisition. Accordingly, the discussion and analysis of historical periods prior to the consummation of the Founding Acquisition do not reflect the impact of the Founding Acquisition. Except as otherwise specified, the results of operations and other financial information included in this section present the Company on a stand-alone basis, after giving effect to the restructuring and related financing completed in connection with the Founding Acquisition.

You should read the following discussion of our results of operations and financial condition in conjunction with the accompanying audited and unaudited financial statements and notes thereto and “Selected Historical Combined Financial Data” of the Company, appearing elsewhere in this prospectus. This discussion contains forward looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward looking statements.

Overview

We are a leading provider of outcome-focused learning solutions, delivering both curated content and digital learning tools and platforms to the students in the classrooms of approximately 250,000 higher education instructors, 13,000 K-12 school districts and a wide variety of academic institutions, professionals and companies in over 135 countries. We have evolved our business from a print-centric producer of textbooks and instructional materials to a leader in the development of digital content and technology-enabled adaptive learning solutions that are delivered anywhere, anytime.

Company History

On March 22, 2013, MHE Acquisition, LLC completed the Founding Acquisition, pursuant to which a wholly-owned subsidiary of the Company acquired all of the outstanding equity interests of certain subsidiaries of McGraw Hill Financial, Inc. (“MHC”) pursuant to a Purchase and Sale Agreement, dated November 26, 2012 and as amended March 4, 2013 (the “Acquired Business”). The Acquired Business included all of MHC’s educational materials and learning solutions business, which is comprised of (i) the Higher Education, Professional, and International Group (the “HPI business”), which includes post-secondary education and professional products both in the United States and internationally and (ii) the School Education Group business (the “SEG business”), which includes school and formative assessment products targeting students in the pre-kindergarten through secondary school market. We refer to the purchase of the Acquired Business and the related financing transactions as the “Founding Acquisition.” Following the Founding Acquisition, MHC has been known as McGraw Hill Financial, Inc.

In connection with the Founding Acquisition, a restructuring was completed, the result of which was that the HPI business and the SEG business became held by separate wholly owned subsidiaries of MHE US Holdings, LLC. The HPI business became held by MHGE Parent, LLC (“MHGE”) and its wholly owned subsidiaries, while the SEG business became held by McGraw-Hill School Education Intermediate Holdings, LLC (“MHSE”) and its wholly owned subsidiaries. In addition, concurrent with the closing of the Founding Acquisition, subsidiaries of each of MHGE and MHSE entered into certain credit facilities. Neither MHGE nor its subsidiary companies guarantee or provide collateral to the financing of MHSE, and MHSE does not guarantee or provide collateral to the financing of MHGE or its subsidiary companies.

The term “Predecessor” refers to McGraw-Hill Education, LLC prior to giving effect to the consummation of the Founding Acquisition. The term “Successor” refers to McGraw-Hill Education, Inc. after giving effect to the consummation of the Founding Acquisition.

Business Segments

We have four operating business segments: Higher Education, K-12, International and Professional. Higher Education is our largest segment, representing 45%, 42% and 47%, and 40% of total revenue for the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor), and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), respectively. Our K-12 segment generated 31%, 34% and 19% and 34% of total revenue for the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), respectively. Our International segment generated 18%, 19% and 23% and 19% of total revenue for the years ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), respectively. Our Professional segment represents 6%, 6% and 10% and 6% of total revenue for the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), respectively. The remaining total revenue relates to adjustments made for in-transit product sales.

Higher Education

In the higher education market in the United States, we provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products with capabilities in adaptive learning, homework tools, lecture capture and Learning Management System (“LMS”) integration for post-secondary markets. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business, Economics & Career; (ii) Science, Engineering & Math; and (iii) Humanities, Social Science & Languages. Our top selling products include Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn), ALEKS, Managerial Accounting (Garrison) and The Art of Public Speaking (Lucas). The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. Our own direct-to-student sales channel is increasing via our proprietary e-Commerce platform, which currently represents one of our three largest distribution channels in this segment. Although we sell our products to the students as end users, it is the instructor that makes the ultimate decision regarding new materials for the course. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright in major markets, providing us the exclusive right to produce and distribute such content in those markets during the applicable copyright terms.

K-12

In the K-12 market in the United States, we primarily sell curriculum and learning solutions, which include core basal programs, intervention and supplemental products, formative assessment tools, teaching resources and professional development programs. We sell our learning solutions directly to school districts across the United States. The process through which products are selected and procured for classroom use varies throughout the United States. Nineteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five to eight year cycle. The student population in adoption states represents approximately 50% of the U.S. elementary and secondary school-age population. Many adoption states provide “categorical funding” for instructional materials, which means that state funds cannot be used for any other purpose. While we offer all of our curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from blended print and digital solutions. Our top selling programs are Reading Wonders, McGraw-Hill My Math, Everyday Mathematics, Glencoe Math, and the Networks Social Studies Series.

International

Our International segment, defined as sales outside the United States, serves students in the higher education, K-12 and professional markets in over 135 countries. Our products and solutions for the International segment are produced in nearly 60 languages and primarily originate from our offerings for the United States market, which are later adapted to meet the needs of individual geographies. Sales of our digital offerings are growing significantly in the international market, and we are continuously increasing our inventory of digital programs. The growth in the use of the English language is also a driver of demand for digital learning solutions and printed educational instructional materials.

Professional

In the professional market in the United States, we provide medical, technical and engineering content for the professional, education and test prep communities. Our digital subscription products are sold to over 2,700 customers including corporations, academic institutions, libraries and hospitals. Our digital subscription products have averaged approximately 93% annual retention rates over the last three years.

Other

Other represents certain transactions or adjustments that are unusual or non-operational. In addition, adjustments made for in-transit product sales, timing related corporate cost allocations and other costs not attributed to a single operating segment are recorded within Other.

Factors Affecting Our Performance

Impact of Our Digital Transformation

The acceptance and adoption of digital learning solutions is driving a substantial transformation in the education market. We believe we are well positioned to take advantage of this transformation given our ability to offer embedded assessments, adaptive learning, real-time interaction and feedback and student specific personalization based on our core curated educational content in a platform- and device-agnostic manner.

The demand for our digital solutions has increased substantially over the last five years though the rate of transformation differs by business segment. In the higher education market, our customers’ technology infrastructures are sufficiently advanced to support full adoption of digital learning solutions. During the nine months ended September 30, 2015, approximately 45% of our Higher Education Adjusted Revenue was derived from digital learning solutions. In the K-12 market, varying degrees of broadband internet connectivity, adequacy of technical support staff, and teacher training across our customer base have limited the rate of broad-based adoption of digital solutions. Recent public policy and funding initiatives have increased emphasis on removing these limitations. Professional markets have the greatest digital readiness, and a majority of our Professional revenues are derived from digital product sales. Internationally, the receptivity to digital solutions is also strong, particularly in developing economies. According to Juniper Networks, people in developing countries are nearly twice as likely to use connected devices for educational purposes on a regular basis as those in developed markets.

Our revenue models across each of our business segments are transforming along with our customers’ increasing adoption of digital learning solutions. In general, our digital solutions are sold on a subscription basis with high renewal rates, which provides a more stable and predictable long term revenue model. We believe that the digital transformation will provide new opportunities for revenue growth. For example, our digital learning solutions provide an opportunity for us to increase the size of our addressable market as our digital products are not available in a format that can be utilized for sale in the used and rental market. In addition, the reserve that we maintain for product returns has declined over time due to the shift from traditional print products to digital learning solutions, which experience a much lower return rate.

We closely monitor our digital sales given the significant investment being made across our business and the increasing adoption of digital in the marketplace. Our digital offerings are sold on a standalone basis and as part of bundled or hybrid offerings. In instances where we sell digital with a print component, it is our policy to bifurcate the sale between the digital and print components and attribute value to each of the components in accordance with U.S. GAAP. When we discuss or present digital revenues, such information is based upon the attribution of value in accordance with U.S. GAAP and does not include print revenues.

The transition from traditional print to digital solutions also improves our cost structure as we tag and leverage content across the entire business instead of duplicating development efforts in each segment. We also expect to reduce raw material, warehouse and delivery costs as a result of the shift to digital solutions, as well as reducing sampling costs that are incurred to provide traditional print products to purchasing decision makers at no cost to them.

The development cycle for traditional print products involves periodic revisions, which give rise to significant pre-publication costs that are capitalized and recognized through amortization expense over time. Our pre-publication costs have been declining as we sell more digital solutions. With our digital solutions, we employ a continuous revision cycle that permits smaller and more frequent investment over the lifecycle of a product to maintain the product’s relevancy by quickly incorporating feedback and enhancement opportunities. The cost of the smaller and more frequent investment is expensed and not capitalized, a shift from the historical accounting for pre-publication costs.

Our digital learning solutions are supported by our in-house Digital Platform Group (“DPG”), which was formed in 2013 to drive innovation and to develop, maintain and leverage our digital learning solutions and technology tools and platforms across our entire business. To maintain and grow our leading digital position, we have increased our annual digital learning solutions spending, including operating and capital expenditures, from less than $90 million in 2012 to approximately $150 million in 2014. We expect to invest in excess of $175 million in digital learning solutions in 2015. While our investment has increased significantly since 2012, we believe that our annual expenditures will stabilize in the near future as our major initiatives and the build-out of certain foundational capabilities near completion.

Revenue

Higher Education

We derive revenue primarily from the sale of digital learning solutions and content, traditional and custom print content and instructional materials. Our digital and print revenues are a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP.

Sales volumes are primarily influenced and the use of used or rental alternatives to our learning solutions by student enrollment figures. Our business is driven by our ability to maintain and win instructor adoptions and purchasing decisions made by students. Higher education enrollment, which was over 20 million in the fall of 2013, has grown at a 2.1% CAGR since 1970, according to NCES. Growth in enrollment impacts the number of students requiring our digital and print solutions in any given year. Because instructors are the ultimate decision makers for content and instructional materials to be used in their courses, we compete for instructor adoptions of our products. After an instructor has adopted our products for use in his or her course, students have the option to purchase new content and instructional materials, purchase used versions of printed materials, rent printed materials from a number of outlets, or forego the acquisition of course content and materials altogether. Our sales depend heavily on the volume of new content and instructional materials sold and we do not benefit from sales in the used and rental markets. As digital solutions are adopted by more instructors, and increasingly become part of the instructors’ graded curriculum, more students are purchasing our digital solutions. This trend has increased sales of our digital solutions and is resulting in more predictable and recurring revenues as sales volumes begin to more closely align with trends in student enrollment.

Our product pricing is typically set at the beginning of each new academic year, and unit pricing has increased annually at a low-single digits percentage, on average, over the last several years. Digital products are typically priced at a discount to print products. However, given the integration of our digital solutions into course instruction, our solutions increasingly becoming part of instructors’ graded curriculum and the lack of used and rental alternatives, we tend to generate more revenue per edition from a digital product than from a comparable print product covering the same subject area.

For our print products, we recognize revenue at the time of shipment to our distribution partners, who typically order products several weeks before the beginning of an academic semester to ensure sufficient physical product inventory. Digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and we recognize revenues derived from these products over the life of the subscription. In most cases, students purchase digital products at the beginning of the academic semester, or shortly thereafter, which has tended to shift the timing of revenues to later in the academic year as we sell more digital products and fewer print products. In addition, the difference in our revenue recognition policies between print and digital products has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Adjusted Revenue to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of Adjusted Revenue.

Revenues are also impacted by our reserve for product returns. Our distribution partners are permitted to return products at any time, though they primarily do so following the heavy student purchasing period at the beginning of each academic semester. To more accurately reflect the economic impact of returns on our operating performance, we reserve a percentage of our gross sales in anticipation of these returns when calculating our net revenues. This reserve has declined in recent years as we shift from sales of traditional print products to digital learning solutions, which experience a much lower return rate.

K-12

We derive revenue primarily from the sale of digital learning solutions, traditional print offerings and other instructional materials. Our revenues are driven primarily by sales volume and, to a lesser extent, changes in unit pricing. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP. The required revenue deferral for digital solutions in K-12 is significantly greater than in Higher Education due to the longer, multi-year contractual terms of our customer arrangements in K-12 (typically five to eight years).

Sales volumes are driven primarily by the availability of funding for instructional materials. Most public school districts are largely dependent on state and local funding for the purchase of instructional materials, which correlate with state and local receipts from income, sales and property taxes. Nationally, total state funding for public schools has been trending upward as state income and sales tax revenues recover from the lows of the 2008-2009 economic recession. The improving economy has driven a recovery in housing, which has led to higher property tax revenues for local governments and increased budgets for public schools.

The purchasing cycles of adoption states also have a significant impact on our sales volumes. We monitor the purchasing cycles for specific disciplines in adoption states in order to manage our product development and to plan sales campaigns. Our sales may be materially impacted by the purchasing schedules of major adoption states such as Florida, California and Texas. For example, Florida implemented a language arts adoption in 2014 and is scheduled to adopt social studies materials in 2016 that will be purchased beginning in 2017. Texas school districts purchased mathematics and science materials in 2014, and adopted social studies and high school math materials in 2014 for purchase in 2015. California adopted math materials in 2013, with purchases spread over 2014 and 2015, and is scheduled to adopt English language arts materials in 2015 for purchase beginning in 2016. Florida, Texas and other adoption states provide dedicated state funding for instructional materials and classroom technology, with funding typically appropriated by the legislature in the first half of the year in which materials are to be purchased. Texas, which has a two-year budget cycle, will appropriate funds for purchases in 2015 and 2016. In the 2015 legislative session, California funded instructional materials in part with a dedicated portion of state lottery proceeds and in part out of general formula funds, with the minimum overall level of school funding determined according to the Proposition 98 funding guarantee.

Sales volume in the United States K-12 market is also affected by changes in state curriculum standards and by student enrollment. Changes in state curriculum standards require that instructional materials be revised or replaced to align to the new standards, which historically has driven demand for basal programs. School enrollment is highly predictable, as they correlate with the overall growth in birth rates in the United States, and are expected to continue trending upward over the long term. According to NCES, K-12 enrollment in the United States as of 2011 was nearly 55 million and enrollment is projected to grow at a compound annual growth rate of 0.4% from 2013 through 2023.

Our product pricing is generally determined at the time our products are adopted by a state or district. Price has historically been of lesser importance than curriculum quality and service levels in state and district purchasing decisions. The vast majority of our program offerings is hybrid, incorporating both print and digital elements.

Revenue from traditional print products is typically recognized at the time of shipment, which closely aligns with when a school district takes possession of the required number of products at the outset of a multi-year adoption. Traditional print products are typically re-used by students over the term of the adoption, and school districts will occasionally purchase replacement products due to wear or increasing enrollment over the life of the adoption. Sales of these replacement products are known as residual sales, from which we derive a significant portion of our revenue. Our online and digital solutions are sold as a subscription, which states and districts pay for at the beginning of a multi-year adoption. We typically defer revenue related to online and digital solutions for the entirety of the contract upfront and recognize it ratably over the term of the contract. Because they are consumable products, revenue for workbooks is deferred when we enter into a multi-year contract and is recognized when delivery takes place, often at the beginning of each academic year over the contract term. As our customers purchase more of our digital and hybrid learning solutions, the percentage of our revenue that is deferred continues to increase. The total amount of the sale and the cash received upfront for a fully-digital or hybrid program is comparable to a fully print program; however, the time period over which the revenue is recognized increases with the shift to digital. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Adjusted Revenue to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of how we define Adjusted Revenue.

Unlike our Higher Education segment, product returns in our K-12 segment have an immaterial impact on net revenues because we sell directly to school districts, which rarely return products.

International

We derive revenue primarily from the sale of digital learning solutions and content, traditional print content and instructional materials to the higher education, K-12 and professional markets in over 135 countries worldwide. Our revenues are a function of the market conditions in the countries in which we operate and our ability to expand our sales to customers in these countries and to new countries. A majority of our international revenue is generated by selling our unmodified English language products, which were originally created for the United States market, internationally. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP.

Our International business covers five major regions. Each of these regions and the underlying country performance can be impacted by the economy, government policy and competitive situations. These regions and the general revenue drivers for each are as follows:

•	EMEA: the majority of our business is driven by Higher Education, followed by K-12 (including English Language Learning) and Professional. The majority of our Higher Education revenues come from the sale of original United States product translations and adaptations of those products. Our K-12 business in Spain is primarily driven by the development and sale of local original publications and is subject to the cyclical nature of renewals and government funding. Our K-12 business in the Middle East is primarily driven by orders for United States product as well as translations and adaptations.

•	Asia Pacific: our business is driven primarily by Higher Education, followed by K-12 (including English Language Learning) and Professional. The majority of the business is derived from Southeast Asia, where we operate in over 15 countries, some of which are subject to volatile political and economic conditions. Our Australian business is primarily driven by the sale of original United States Higher Education product as well as translations and adaptations.

•	India: Higher Education is a major driver of our business, followed by Professional and K-12. Our product portfolio in India primarily consists of local publishing programs, followed by adaptations of United States product.

•	Latin America: this region is primarily driven by K-12 (including English Language Learning), followed by Higher Education and Professional. From a regional perspective, our largest market is Mexico, followed by Colombia, Chile and Venezuela. Latin America’s business is exposed to volatile political and economic conditions. The majority of our Higher Education revenues are derived from the sale of original United States products that have been translated and / or adapted. Our K-12 business is primarily driven by the development and sale of local/original publications and is subject to the cyclical nature of renewals and government funding.

•	Canada: Higher Education is the largest driver of our Canadian business, followed by K-12 and Professional. Higher Education sales consist primarily of original United States Higher Education product as well as translations and adaptations. Our Canadian K-12 business is primarily driven by the development and sale of local/original publications and is subject to the cyclical nature of renewals and government funding.

Product pricing varies by region and country with pricing comparable to equivalent products sold in the United States in some instances. Within developing economies, price growth is lower than in the United States market, dictated by the economic conditions prevalent in that country.

Foreign exchange rates also impact our international revenues as the functional currency is often the foreign currency of the countries in which we operate. As a result, we are exposed to currency fluctuations in translating our financial results into U.S. dollars. In 2014, approximately 70% of our sales were denominated in currencies other than the U.S. dollar. Recent strengthening of the dollar has resulted in unfavorable foreign exchange impacts. We monitor the impact of foreign currency movements and the correlation between local currencies and the U.S. dollar. We also periodically review our hedging strategy and may enter into other arrangements as appropriate.

Revenue recognition for international products is similar to products sold in the United States. Revenue for traditional print products is typically recognized upon shipment, while digital revenues are recognized over the contractual term of the product. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Adjusted Revenue to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of how we define Adjusted Revenue.

Professional

We derive revenue primarily from the sale of digital subscription services and content, both digital and print. Our digital and print revenues are a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP.

Sales volume is driven by demand for subscription based, professional academic content and by growth in knowledge-based industries, especially in the medical, business, technical and engineering fields. As the United States economy continues to recover, we expect the market for professional education resources to grow, particularly among professions that are experiencing more rapid job growth. The Professional and Business Services and Healthcare and Social Assistance industry sectors are expected to add 8 million jobs by 2022, more than all other United States industries combined, according to the Bureau of Labor Statistics (“BLS”). We derive a substantial portion of our Professional revenue from these two industries.

Sales of our digital subscription services provide a stable and highly recurring revenue stream, with a retention rate across major platforms of approximately 93% over the last three years. Our digital subscription services are sold as annual contracts, and prices for new subscriptions typically increase by low single-digits each year. Our other digital and traditional print products are also priced competitively and increase in the low single digits each year.

Revenue for traditional print products is typically recognized upon shipment, while digital revenues are recognized over the contractual term. The continued shift from print to digital will increase the percentage of our sales that are deferred and recognized over the contractual term. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Adjusted Revenue to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of Adjusted Revenue.

Cost of Sales

Cost of sales include variable costs such as paper, printing and binding, certain transportation and freight costs related to our print products, as well as content related royalty expenses and gratis costs (products provided at no charge as part of the sales transaction) for both print and digital products. Gratis costs are predominately incurred in our K-12 business and tend to be higher for adoption state sales as compared to open territory sales. As such, these costs will vary based upon the level of adoption state sales during a given period. Royalty expense for author developed content is primarily related to our Higher Education and Professional segments.

Due to the inherent subjectivity in the classification of costs between cost of sales and operating and administrative expense across the Company’s industry, the Company does not focus on gross profit or gross margin as a key metric for the Company’s business. Additionally, the classification of costs between cost of sales and operating and administrative expense does not impact the Company’s key metrics, including Adjusted Revenue, EBITDA and Adjusted EBITDA.

Operating and Administration Expenses

Our operating and administration expenses include the expenses of our employees and outside vendors engaged in our marketing, selling, editorial and administrative activities as well as pre-publication cost amortization. A significant component of our total operating and administration expense relates to our ongoing investment in DPG. These costs are both fixed and variable in nature and our investment is expected to increase given our increasingly digital revenues; however, we expect the rate of increase to moderate over time as our major initiatives and the build-out of certain foundational capabilities near completion.

Costs associated with design and content creation for both digital and print products are capitalized as a component of pre-publication expenditures. Capitalized pre-publication expenditures are subsequently amortized as a component of operating and administration expenses.

Outside of costs directly associated with DPG, we incur additional digital related costs, including content tagging and digital solutions hosting, which have increased as the digital transformation continues. The Company relies primarily on internal resources to develop the Company’s digital platform, host the Company’s digital solutions and tag the Company’s digital content, and these costs have no clear attribution to specific products or services and do not directly correlate to sales of products or delivery of services. As a result, the Company has classified these costs within operating and administrative expenses.

We incur expense for products provided to decision makers in the educational materials purchasing process as part of our sampling program, primarily in our K-12 business. Annual samples expense can vary significantly depending upon the adoption calendar and the mix of programs being considered for adoption. As our revenues continue to shift from traditional print offerings to digital solutions, we expect the expense incurred for sampling to decline.

In the United States, our products are sold in over 5,000 higher education institutions and 13,000 K-12 school districts across all 50 states. Our sales force of nearly 1,450 persons maintains close relationships with the individual instructors who are the primary decision makers in the higher education market, as well as the states, school districts, and individual schools. We incur significant selling and market expense to maintain and support our extensive sales force. Subsequent to the Founding Acquisition, we invested in sales and marketing to drive future revenue opportunities and enhance our product branding. As revenues grow in the future, we expect to see modest increases in selling and marketing expense that will vary with the K-12 adoption cycle.

Since the Founding Acquisition, we have incurred significant non-recurring restructuring and separation costs to establish the standalone operations of our business and facilitate cost saving opportunities. The physical separation costs incurred to establish our standalone operations ceased in 2014 upon the completion of the separation from our former parent. Excluding the impact of restructuring and separation costs, we expect our operating and administration expense to increase nominally as we continue to invest in the business and drive our digital transformation.

Transaction and Acquisition Costs

In connection with the Founding Acquisition, we incurred significant transaction costs including external legal and consulting expenses that are separately identified in the statement of operations. Subsequent to the Founding Acquisition, we incurred additional acquisition costs in connection with our acquisitions of ALEKS, LearnSmart and Engrade, which are included in operating and administration expenses. To the extent we acquire and divest of businesses in the future, we may incur transaction costs that will vary based upon the size and complexity of the transaction.

Interest Expense

Our interest expense includes interest related primarily to the MHGE Senior Secured Notes, the MHGE Term Loan, the MHGE PIK Toggle Notes and the MHSE Term Loan.

Interest expense varies based on the amount of indebtedness outstanding and the rates at which we were able to secure the indebtedness. The interest rate on certain tranches of indebtedness is based on London InterBank Offered Rate (LIBOR) or the prime lending rate (Prime), plus an applicable margin. As a result, changes in the LIBOR or Prime rate can impact interest expense. As applicable, interest expense may also include costs associated with our revolving credit facility and the amortization of deferred financing fees and loan discounts. Interest expense for the year ending December 31, 2014 (Successor) was $181.9 million.

Intangible Amortization

Our intangible asset amortization expense primarily includes the amortization of acquired intangible assets consisting of customer relationships, content rights, trade names, non-compete rights and technology. The largest component of our intangibles asset balance is related to content acquired as part of the Founding Acquisition and is being amortized over a period of 8-14 years. The remaining balances will be amortized over varying periods of time from 4 to 14 years from the date of acquisition. Intangible asset amortization expense for the year ending December 31, 2014 (Successor) was $104.2 million.

Pre-publication Expenditures and Amortization

Pre-publication expenditures are capitalized costs incurred and principally consist of design and content creation. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years.

Over the last several years, we have optimized our pre-publication expenditures to emphasize investment in content that can be leveraged across our full range of products, which maximizes our long-term returns on this investment. This has been accomplished, in part, by the creation of DPG, which supports ongoing innovation, development and maintenance of our technology platforms. We have also experienced a decline in pre-publication expenditures as our business shifts from a periodic revision cycle for print products, which gives rise to significant pre-publication expenditures, to a continuous revision cycle for digital learning solutions.

Pre-publication expenditure demands differ by business segment for a variety of reasons, including the speed with which the digital transformation has occurred. In Higher Education, pre-publication expenditures are highest for the first edition of a new title, and lower for subsequent revisions. Our pre-publication investment to create content used in our adaptive tools, such as the assessment questions in the LearnSmart, product is increasing. This foundational investment is expected to reduce the variability of pre-publication expenditures in the future as we are able to leverage the content across the business.

Higher Education

Pre-publication expenditures in the Higher Education segment relate to the development of product across all disciplines, since the content is created by authors on a royalty basis. We develop “first editions,” which are new titles or programs that can be revised over time based on market acceptance. As we continue our digital transformation, our pre-publication expenditure is increasingly related to content used in our adaptive tools, such as the assessment questions in the LearnSmart product. Development of the technology underlying our digital products is either supported by DPG with costs recorded in operating expenses, or capitalized if a new capability is developed (i.e., new product). Pre-publication expenditures are typically incurred in the year before the copyright is acquired on a printed textbook. The cash spend in the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $30.2 million, $34.3 million and $9.7 million and $51.6 million, respectively.

K-12

Pre-publication expenditures in the K-12 segment relate to content development and are the highest in the company, representing approximately 45% of total spend in 2014. Unlike the Higher Education segment, most content is developed by our K-12 product development teams. Pre-publication expenditures are incurred for external content development (work for hire), permissions, artwork and the physical design and layout of the printed books. Created content is used in our digital offerings as well. New basal programs such as reading, math, social studies or science are published around the adoption cycles for large adoption states such as California, Texas and Florida. Pre-publication expenditures are typically spent up to three years prior to an adoption sales year. The cash spend in the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $38.0 million, $44.0 million and $11.7 million and $90.4 million, respectively.

International

Pre-publication expenditures in the international segment relate to locally developed products or adaptations and translations of existing Higher Education, K-12 and Professional products in both digital and print format. Similar to our Higher Education and Professional segments, pre-publication is typically spent in the year before the copyright is established. The cash spend in the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 was $10.0 million, $9.1 million and $2.5 million and $13.6 million, respectively.

Professional

Pre-publication expenditures in the Professional segment relate to new titles and revisions, similar to the Higher Education segment, and include activities related to the creation of the actual product, since the content is created by authors on a royalty basis. Pre-publication expenditures are typically incurred in the year before the copyright is established. For our Access platforms, any additional content needed to supplement the print product will be funded through pre-publication expenditures. The cash spend in the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $10.1 million, $9.1 million and $1.9 million and $13.1 million, respectively.

Capital Expenditures

Capital expenditures relate to expenditures for fixed assets, leasehold improvements and software development. The expense related to these purchases is recorded as depreciation in our statement of operations over the useful life of the asset. Our capital expenditures as a percentage of revenue have historically averaged less than 2.0% per annum. Our capital expenditures vary based upon the level of digital investment being made, which was significant in 2014 and 2015, as well as the timing of asset purchases. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), our capital expenditures were $40.5 million, $7.4 million and $2.5 million and $21.0 million, respectively.

Combined Consolidated Operating Results

The following tables set forth certain historical combined consolidated financial information for the nine months ended September 30, 2015 and 2014 (Successor), the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor). The following tables and discussion should be read in conjunction with the information contained in our historical combined consolidated financial statements and the notes thereto included elsewhere in this prospectus. However, our historical predecessor results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future. For a discussion of the non-GAAP measures used to assess the performance of the Company’s segments, see “—Non-GAAP Measures.”

Consolidated Operating Results for the Nine Months Ended September 30, 2015 and 2014

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
(Dollars in thousands)
Revenue	$1,409,933	$1,419,841	$(9,908)	(0.7)%
Cost of sales	372,997	414,928	(41,931)	(10.1)%

Gross profit	1,036,936	1,004,913	32,023	3.2%
Operating expenses
Operating and administration expenses	835,919	860,778	(24,859)	(2.9)%
Depreciation	20,413	15,989	4,424	27.7%
Amortization of intangibles	70,096	79,775	(9,679)	(12.1)%
Transaction costs	—	3,583	(3,583)	(100.0)%

Total operating expenses	926,428	960,125	(33,697)	(3.5)%

Operating (loss) income	110,508	44,788	65,720	146.7%
Interest expense (income), net	144,398	137,462	6,936	5.0%
Other (income) expense	(4,779)	(7,329)	2,550	(34.8)%

(Loss) income from operations before taxes on income	(29,111)	(85,345)	56,234	(65.9)%
Income tax (benefit) provision	1,561	(36,399)	37,960	(104.3)%

Net (loss) income from continuing operations	(30,672)	(48,946)	18,274	(37.3)%
Net (loss) income from discontinued operations, net of taxes	(69,369)	3,820	(73,189)	(1,915.9)%

Net (loss) income	$(100,041)	$(45,126)	$(54,915)	121.7%

Less: Net (income) loss attributable to non-controlling interests	—	299	(299)	(100.0)%

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(100,041)	$(44,827)	$(55,214)	123.2%

Revenue

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
(Dollars in thousands)
Reported Revenue by segment:
Higher Education	585,747	594,978	(9,231)	(1.6)%
K-12	518,009	501,397	16,612	3.3%
International	212,700	237,702	(25,002)	(10.5)%
Professional	86,480	84,982	1,498	1.8%
Other	6,997	782	6,215	794.8%

Total Reported Revenue	1,409,933	1,419,841	(9,908)	(0.7)%

Revenue for the nine months ended September 30, 2015 and 2014 was $1,409.9 million and $1,419.8 million, respectively, a decrease of $9.9 million or 0.7%. Excluding the impact of purchase accounting (which negatively impacted revenue as a result of the adjustment recorded to reduce the carrying value of deferred revenue on the opening balance sheet), revenue for the nine months ended September 30, 2015 and 2014 was $1,429.4 million and $1,443.4 million, respectively, a decrease of $14.0 million or 1.0%. This decrease was driven by the segment factors described below.

Higher Education

Higher Education revenue for the nine months ended September 30, 2015 and 2014 was $585.7 million and $595.0 million, respectively, a decrease of $9.2 million or 1.6%. Excluding the impact of purchase accounting, revenue for the nine months ended September 30, 2015 and 2014 was $586.3 million and $589.3 million, respectively, a decrease of $3.0 million or 0.5%. The decrease was primarily due to:

•	decreased print revenues, due primarily to extended new book revision cycles, rental and used alternatives for new materials and the migration from traditional print to digital learning solutions; partially offset by

•	digital revenue growth driven primarily by our Connect, LearnSmart and ALEKS offerings driven by growth in unique users for our digital learning solutions (unique users of Connect grew 12% to 3.2 million, unique users of LearnSmart grew 28% to 2.0 million, and unique users of ALEKS grew 18% to 1.0 million); and

•	a favorable product returns reserve rate adjustment consistent with the ongoing market shift to digital learning solutions which experience a much lower return rate.

K-12

K-12 revenue for the nine months ended September 30, 2015 and 2014 was $518.0 million and $501.4 million respectively, an increase of $16.6 million or 3.3%. Excluding the impact of purchase accounting, revenue for the nine months ended September 30, 2015 and 2014 was $536.8 million and $526.5 million, respectively, an increase of $10.3 million or 2.0%. The increase was primarily due to:

•	strong performance in California math adoptions as well as Texas math and social studies adoptions; partially offset by

•	net deferred revenue growth of $59.5 million driven by increased sales of our digital learning solutions (which are required to be deferred and recognized to income over time (typically five to eight years) in accordance with U.S. GAAP); and

•	a decline in open territory revenue.

International

International revenue for the nine months ended September 30, 2015 and 2014 was $212.7 million and $237.7 million respectively, a decrease of $25.0 million or 10.5%. Excluding the impact of purchase accounting, revenue for the nine months ended September 30, 2015 and 2014 was $212.7 million and $238.4 million, respectively, a decrease of $25.7 million or 10.8%. The decrease was primarily due to:

•	unfavorable foreign exchange rate impact of $19.9 million (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); and

•	a decline in print revenue; partially offset by

•	digital revenue growth primarily in higher education sales.

Geographic performance was driven by Middle East sales and higher education sales in Australia, offset by a decline in Latin America driven by lower K-12 and professional sales.

Professional

Professional revenue for the nine months ended September 30, 2015 and 2014 was $86.5 million and $85.0 million, respectively, an increase of $1.5 million or 1.8%. Excluding the impact of purchase accounting, revenue for the nine months ended September 30, 2015 and 2014 was $86.6 million and $88.5 million, respectively, a decrease of $1.9 million or 2.1%. The decrease was primarily due to:

•	print revenue decline due, in part, to a formal portfolio review and rationalization in late 2014;

•	decline in eBook revenues; partially offset by

•	new digital subscription revenue growth.

Cost of Sales

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
(Dollars in thousands)
Cost of sales, as reported	372,997	414,928	(41,931)	(10.1)%
Impact of purchase accounting	—	41,585	(41,585)	(100.0)%

Cost of sales, excluding the impact of purchase accounting	372,997	373,343	(346)	(0.1)%

Excluding purchase accounting—% of revenue	26.5%	26.3%

Cost of sales for the nine months ended September 30, 2015 and 2014 was $373.0 million and $414.9 million, respectively. Excluding the impact of purchase accounting (which negatively impacted cost of sales as a result of the step-up in the carrying value of inventory on the opening balance sheet), cost of sales for the nine months ended September 30, 2015 and 2014 was $373.0 million and $373.3 million, respectively, a decrease of $0.3 million or 0.1%. This net decrease was driven by:

•	lower manufacturing costs due to the migration from print to digital learning solutions; partially offset by

•	increased freight charges.

Operating and Administration Expenses

Operating and administration expenses for the nine months ended September 30, 2015 and 2014 were $835.9 million and $860.8 million, respectively, a decrease of $24.9 million or 2.9%. Included within operating and administration expense is the amortization of pre-publication expenditures which increased by $8.6 million or 14.3% primarily due to planned K-12 adoptions. The remaining decrease was driven by:

•	a $36.8 million cost reduction due to the completion of physical separation from MHC, our former parent company, in 2014;

•	a $3.8 million reduction in print samples expense due to a focus on digital sampling;

•	a $6.6 million decrease in restructuring and cost savings implementation charges;

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program; and

•	a $4.3 million decline in acquisition costs; partially offset by

•	a $21.6 million increase in DPG expense as a result of our continued investment in digital.

Depreciation & Amortization of Intangibles

Depreciation and amortization expenses for the nine months ended September 30, 2015 and 2014 were $90.5 million and $95.8 million, respectively, a decrease of $5.3 million or 5.5%. This decrease was the result of having finalized the valuation of intangible assets acquired at the time of the Founding Acquisition.

Interest expense, net

Interest expense, net, for the nine months ended September 30, 2015 and 2014 was $144.4 million and $137.5 million, respectively, an increase of $6.9 million or 5.0%. The increase was the result of the following:

•	the original issuance of the $400.0 million in MHGE PIK Toggle Notes on July 17, 2014 and subsequent issuance of an additional $100.0 million of MHGE PIK Toggle Notes in April 2015; partially offset by

•	the refinancing of the MHGE Term Loan on March 24, 2014, which reduced the applicable LIBOR margin from 7.75% to 4.75% and voluntary principal payment of $35.0 million; and

•	the refinancing of the MHGE Term Loan in May 2015, which further reduced the applicable LIBOR margin of 4.75% to 3.75%, and voluntary principal payment of $0.3 million.

Other (income) expense

Other (income) expense for the nine months ended September 30, 2015 and 2014 was $(4.8) million and $(7.3) million, respectively related to the following:

•	a gain of $4.8 million relating to the sale of an investment in an equity security; and

•	a $7.3 million gain recognized on the original 20% equity interest in LearnSmart held at the time the remaining 80% was acquired on February 6, 2014.

Provision for Taxes on Income

Taxes on income from continuing operations for the nine months ended September 30, 2015 and 2014 were a provision of $1.6 million and a benefit of $(36.4) million, respectively. As of December 31, 2014, a full valuation allowance was recorded against federal and state deferred tax assets due to negative evidence of cumulative book losses incurred in the Successor period. In assessing the need for a valuation allowance, we considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence can be objectively verified. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. Because the valuation allowance was recorded as of December 31, 2014, no deferred income tax benefit was recognized for domestic loss on operations for the nine months ended September 30, 2015, while a deferred income tax benefit was recognized for domestic loss on operations for the nine months ended September 30, 2014.

Discontinued Operations

The Company sold substantially all of the assets and certain liabilities of the Company’s wholly owned CTB business to Data Recognition Corporation in June 2015. The net loss attributable to discontinued operations was $69.4 million for the nine months ended September 30, 2015 as compared to net income of $3.8 million for the nine months ended September 30, 2014. The variance of $73.2 million is primarily due to a $37.6 million loss on sale recognized in 2015 in addition to material contracts that were not renewed as well as slow and uneven state adoptions of Common Core assessment tests which negatively impacted the market and the number of new business opportunities.

Combined Consolidated Operating Results for the Year Ended December 31, 2014 (Successor) and the Periods Ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor)

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	$ Change	% Change
(Dollars in thousands)
Revenue	$1,855,779	$1,589,574	$229,441	$36,764	2.0%
Cost of sales	533,913	777,384	64,006	(307,477)	(36.5)%

Gross profit	1,321,866	812,190	165,435	344,241	35.2%
Operating expenses
Operating and administration expenses	1,194,656	841,652	208,816	144,188	13.7%
Depreciation	22,086	23,538	5,817	(7,269)	(24.8)%
Amortization of intangibles	104,157	69,181	6,326	28,650	37.9%
Impairment charge	23,800	—	—	23,800	100.0%
Transaction costs	3,932	56,820	—	(52,888)	(93.1)%

Total operating expenses	1,348,631	991,191	220,959	136,481	11.3%

Operating (loss) income	(26,765)	(179,001)	(55,524)	207,760	(88.6)%
Interest expense (income), net	181,890	137,283	488	44,119	32.0%
Other (income) expense	(8,420)	—	—	(8,420)	100.0%

(Loss) income from operations before taxes on income	(200,235)	(316,284)	(56,012)	172,061	(46.2)%
Income tax (benefit) provision	112,571	(130,158)	(20,410)	263,139	(174.8)%

Net (loss) income from continuing operations	(312,806)	(186,126)	(35,602)	(91,078)	41.1%
Net (loss) income from discontinued operations, net of taxes	(18,157)	18,617	4,058	(40,832)	(180.1)%

Net (loss) income	$(330,963)	$(167,509)	$(31,544)	$(131,910)	66.3%

Less: Net (income) loss attributable to non-controlling interests	299	(2,251)	631	1,919	(118.5)%

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(330,664)	$(169,760)	$(30,913)	$(129,991)	64.8%

Revenue

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	$ Change	% Change
(Dollars in thousands)
Reported Revenue by segment:
Higher Education	$840,549	$664,698	$107,717	$68,134	8.8%
K-12	565,301	533,769	43,199	(11,667)	(2.0)%
International	333,764	296,353	53,009	(15,598)	(4.5)%
Professional	116,774	93,988	23,139	(353)	(0.3)%
Other	(609)	766	2,377	(3,752)	(119.4)%

Total Reported Revenue	$1,855,779	$1,589,574	$229,441	$36,764	2.0%

Revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $1,855.8 million and $1,589.6 million and $229.4 million, respectively, an increase of $36.8 million or 2.0%. Excluding the impact of purchase accounting (which negatively impacted revenue as a result of the adjustment recorded to reduce the carrying value of deferred revenue on the opening balance sheet), revenue for the year ended December 31, 2014 (Successor) and the periods ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $1,886.4 million and $1,651.4 million and $229.4 million, respectively, an increase of $5.6 million or 0.3%. This net increase was driven by the segment factors discussed below.

Higher Education

Higher Education revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $840.5 million and $664.7 million and $107.7 million, respectively, an increase of $68.1 million or 8.8%. Excluding the impact of purchase accounting, revenue for the year ended December 31, 2014 (Successor) and the periods ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $834.8 million and $690.0 million and $107.7 million, respectively, an increase of $37.1 million or 4.7%. The increase was primarily due to:

•	digital revenue growth of nearly $60.0 million driven primarily by our Connect and LearnSmart offerings, driven by growth in unique users of and engagement with our digital learning solutions (unique users of Connect grew 17% to 3.0 million; unique users of LearnSmart grew 33% to 2.0 million; unique users of ALEKS grew 25% to 0.9 million);

•	eBooks and a full year of incremental ALEKS revenues (acquired in August 2013); partially offset by

•	a decline in print revenue of $22.0 million or 4% due primarily to extended new book revision cycles, rental and used alternatives for new materials and the migration from traditional print to digital learning solutions.

K-12

K-12 revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $565.3 million and $533.8 million and $43.2 million, respectively, a decrease of $11.7 million or 2.0%. Excluding the impact of purchase accounting, revenue for the year ended December 31, 2014 (Successor) and the periods ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $597.3 million and $566.5 million and $43.2 million, respectively, a decrease of $12.4 million or 2.0%. The decrease was primarily due to:

•	net deferred revenue growth of $68.7 million driven by increased sales of our digital learning solutions (which are required to be deferred and recognized to income over time (typically five to eight years) in accordance with U.S. GAAP);

•	a decline in Everyday Math revenues in anticipation of the new product release; partially offset by

•	strong adoption state sales (both print and digital) in secondary math and science in Texas and secondary math in California;

•	strong open territory sales, most notably Hawaii and Pennsylvania; and

•	the full year results of ALEKS, which was acquired in August 2013.

International

International revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was

$333.8 million and $296.4 million and $53.0 million, respectively, a decrease of $15.6 million or 4.5%. Excluding the impact of purchase accounting, revenue for the year ended December 31, 2014 (Successor) and the periods ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $334.4 million and $297.5 million and $53.0 million, respectively, a decrease of $16.1 million or 4.6%. The decrease was primarily due to the following:

•	unfavorable foreign exchange rate impact of $6.4 million (estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year); and

•	a decline in print revenues; partially offset by

•	an increase in digital revenues to approximately 10% of total revenues.

Geographic performance was affected by growth in the Asia Pacific region, driven by higher education market share gains in Australia; a decline in performance in the EMEA region, driven partially by the cyclical nature of K-12 renewals and pressure on government funding; and lower performance in Latin America across all segments.

Professional

Professional revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $116.8 million and $94.0 million and $23.1 million, respectively, a decrease of $0.4 million or 0.3%. Excluding the impact of purchase accounting, revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $120.5 million and $96.7 million and $23.1 million, respectively, an increase of $0.7 million or 0.6%. The increase was primarily due to the following:

•	a digital revenue increase of 8%, net of eBook revenue declines, to approximately 40% of total revenues with digital subscription renewal rates continuing to exceed 90%; partially offset by

•	expected print revenue declines.

Cost of Sales

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	$ Change	% Change
(Dollars in thousands)
Cost of sales, as reported	$533,913	$777,384	$64,006	$(307,477)	(36.5)%
Impact of purchase accounting	41,585	312,615	—	(271,030)	(86.7)%

Cost of sales, excluding the impact of purchase accounting	$492,328	$464,769	$64,006	$(36,447)	(6.9)%

Excluding purchase accounting—% of revenue	26.1%	28.1%	27.9%

Cost of sales for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $533.9 million and $777.4 million and $64.0 million, respectively. Excluding the impact of purchase accounting (which negatively impacted cost of sales as a result of the step-up in the carrying value of inventory on the opening balance sheet), cost of sales for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to

December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $492.3 million and $464.8 million and $64.0 million, respectively, a decrease of $36.5 million or 6.9%. The net decrease was driven by:

•	royalty savings as a result of the ALEKS acquisition in August 2013 and LearnSmart acquisition in February 2014; and

•	decreased manufacturing and gratis product costs during the period due, in part, to the continued migration from print to digital solutions.

Operating and Administration Expenses

Operating and administration expenses for the year ended December 31, 2014 (Successor) and periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) were $1,194.7 million and $841.7 million and $208.8 million, respectively, an increase of $144.2 million or 13.7%. Included within operating and administration expense is the amortization of pre-publication costs which decreased by $5.1 million or 5.9% as a result of more efficient capital deployment and the impact of transitioning from a print to digital operating model. The remaining variance was due to:

•	an increase in digital related expenditures associated with the formal establishment and build-out of DPG (approximately $60.0 million) subsequent to the Founding Acquisition;

•	a cost increase of $38.6 million related to the physical separation of MHE operations from MHC;

•	investment in selling and marketing of approximately $30.0 million in advance of sales opportunities in 2014 and future periods for both K-12 and Higher Education; and

•	increased technology costs as a standalone entity; partially offset by

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition, including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program.

Depreciation & Amortization of Intangibles

Depreciation and amortization expenses for the year ended December 31, 2014 (Successor) and periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) were $126.2 million and $92.7 million and $12.1 million, respectively. This was primarily due to the definite-lived intangible assets associated with the following acquisitions:

•	Founding Acquisition: $998.0 million (completed March 2013; full year impact in 2014);

•	LearnSmart: $44.8 million (acquired February 2014; partial year impact in 2014);

•	ALEKS: $40.7 million (acquired August 2013; full year impact in 2014); and

•	Engrade: $5.8 million (acquired February 2014; partial year impact in 2014).

Impairment Charge

As of December 31, 2014, the Company estimated that the carrying amount of a directly owned office building may not be recoverable. In order to reduce the carrying amount of the office building to its estimated fair market value, the Company recorded an impairment charge of $23.8 million. The estimated fair market value was determined based on an appraisal from an independent valuation specialist.

Transaction Related Expenses

The transaction related expenses for the year ended December 31, 2014 (Successor) and period from March 23, 2013 to December 31, 2013 (Successor) were $3.9 million and $56.8 million, respectively. These amounts represent the transaction costs associated with the Founding Acquisition, which include legal and consulting expenses. There were no transaction related expenses recorded in the Predecessor period.

Interest Expense, Net

Interest expense, net, for the year ended December 31, 2014 (Successor) and periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $181.9 million and $137.3 million and $0.5 million, respectively. The net change was the result of the following:

•	the debt incurred to finance the Founding Acquisition, including an initial $810 million 6-year MHGE Term Loan, all of which was drawn at closing, $240.0 million 5-year MHGE Revolving Facility, of which $35.0 million was drawn at closing, the issuance of $800.0 million MHGE Senior Secured Notes and a $150 million 5-year MHSE Revolving Facility, which was undrawn at closing;

•	the $250.0 million First-Lien Credit Agreement Term Loan entered into by MHSE on December 18, 2013; and

•	the $400.0 million issuance of the MHGE PIK Toggle Notes on July 17, 2014.

During the year ended December 31, 2014 (Successor), the interest expense, net was favorably impacted by the voluntary principal payments of the MHGE Term Loan of $35.0 million and $81.0 million on March 24, 2014 and December 31, 2013, respectively, as well as the refinancing of the MHGE Term Loan on March 24, 2014, which reduced the applicable LIBOR margin from 7.75% to 4.75%. This interest expense reduction was partially offset by the additional debt incurred by MHSE on December 18, 2013.

Other (Income) Expense

Other (income) expense for the year ended December 31, 2014 (Successor) and periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $(8.4) million and none and none, respectively, related to the following:

•	a $7.3 million gain recognized on the original 20% equity interest in LearnSmart held at the time the remaining 80% was acquired on February 6, 2014; and

•	the sale of two parcels of land in November 2014 for a gain of $1.1 million.

Provision for Taxes on Income

Taxes on income for the year ended December 31, 2014 (Successor) and periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), were a provision of $112.6 million and benefits of $130.2 million and $20.4 million, respectively. For the year ended December 31, 2014 (Successor) and the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), the effective tax rate was (56.2)% and 41.2% and 36.4%, respectively. The Predecessor tax provisions and related deferred tax assets and liabilities were determined as if the Company were a separate taxpayer.

The taxes on income for the year ended December 31, 2014 (Successor) were negatively impacted by a full valuation allowance recorded by the Company against federal and state deferred tax assets due to negative evidence of cumulative book losses incurred in the Successor period. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence can be objectively verified. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses.

Discontinued Operations

The Company sold substantially all of the assets and certain liabilities of the Company’s wholly-owned CTB business to Data Recognition Corporation in June 2015. For the year ended December 31, 2014 (Successor) and periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), there was a net loss of $18.2 million and net income of $18.6 million and net income of $4.1 million attributable to discontinued operations. The net loss in 2014 was the result of a $32.5 million impairment of goodwill, material contracts that were not renewed as well as slow and uneven state adoptions of Common Core assessment tests which negatively impacted the market and the number of new business opportunities.

Combined Consolidated Operating Results for the Periods Ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the Year Ended December 31, 2012 (Predecessor)

	Successor	Predecessor
	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012	$ Change	% Change
(Dollars in thousands)
Revenue	$1,589,574	$229,441	$1,917,599	$(98,584)	(5.1)%
Cost of sales	777,384	64,006	541,306	300,084	55.4%

Gross profit	812,190	165,435	1,376,293	(398,668)	(29.0)%
Operating expenses
Operating and administration expenses	841,652	208,816	1,224,126	(173,658)	(14.2)%
Depreciation	23,538	5,817	28,083	1,272	4.5%
Amortization of intangibles	69,181	6,326	25,130	50,377	200.5%
Impairment charge	—	—	412,886	(412,886)	(100.0)%
Transaction costs	56,820	—	—	56,820	100.0%

Total operating expenses	991,191	220,959	1,690,225	(478,075)	(28.3)%

Operating (loss) income	(179,001)	(55,524)	(313,932)	79,407	(25.3)%
Interest expense (income), net	137,283	488	(1,688)	139,459	(8,261.8)%
Other (income) expense	—	—	(16,868)	16,868	(100.0)%

(Loss) income from operations before taxes on income	(316,284)	(56,012)	(295,376)	(76,920)	26.0%
Income tax (benefit) provision	(130,158)	(20,410)	(19,704)	(130,864)	664.1%

Net (loss) income from continuing operations	(186,126)	(35,602)	(275,672)	53,944	(19.6)%
Net (loss) income from discontinued operations, net of taxes	18,617	4,058	23,897	(1,222)	(5.1)%

Net (loss) income	$(167,509)	$(31,544)	$(251,775)	$52,722	(20.9)%

Less: Net (income) loss attributable to non-controlling interests	(2,251)	631	(4,559)	2,939	(64.5)%

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(169,760)	$(30,913)	$(256,334)	$55,661	(21.7)%

Revenue

	Successor	Predecessor
	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012	$ Change	% Change
(Dollars in thousands)
Reported Revenue by segment:
Higher Education	$664,698	$107,717	$766,803	$5,612	0.7%
K-12	533,769	43,199	658,652	(81,684)	(12.4)%
International	296,353	53,009	370,830	(21,468)	(5.8)%
Professional	93,988	23,139	121,601	(4,474)	(3.7)%
Other	766	2,377	(287)	3,430	(1,195.1)%

Total Reported Revenue	$1,589,574	$229,441	$1,917,599	$(98,584)	(5.1)%

Revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $1,589.6 million and $229.4 million and $1,917.6 million, respectively, a decrease of $98.6 million or 5.1%. Excluding the impact of purchase accounting (which negatively impacted revenue as a result of the adjustment recorded to reduce the carrying value of deferred revenue on the opening balance sheet), revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $1,651.4 million and $229.4 million and $1,917.6 million, respectively, a decrease of $36.8 million or 1.9%. This net decrease was driven by the following segment factors.

Higher Education

Higher Education revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) was $664.7 million and $107.7 million and $766.8 million, respectively, an increase of $5.6 million or 0.7%. Excluding the impact of purchase accounting, revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $690.0 million and $107.7 million and $766.8 million, respectively, an increase of $30.9 million or 4.0%. This increase was primarily due to:

•	digital revenue growth of more than $40.0 million driven primarily by Connect, LearnSmart, eBooks and a full year of incremental ALEKS revenues (acquired in August 2013); offset by

•	net print decline of approximately $13.0 million or 2% due primarily to extended new book revision cycles, rental and used alternatives for new materials and the migration from traditional print to digital learning solutions.

K-12

K-12 revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) was $533.8 million and $43.2 million and $658.7 million, respectively. Excluding the impact of purchase accounting, revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $566.5 million and $43.2 million and $658.7 million, respectively, a decrease of $49.0 million or 7.4%. This decrease was primarily due to:

•	net deferred revenue growth of $28.2 million driven by increased sales of our digital learning solutions (which are required to be deferred and recognized to income over time (typically five to eight years) in accordance with U.S. GAAP);

•	decline in open territory revenues; partially offset by

•	strong adoption revenues for Florida social studies and Alabama math in 2012 in addition to the strategic decision to focus on fewer, more profitable curriculum opportunities in 2013; and

•	the partial year impact of the ALEKS acquisition.

International

International revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) was $296.4 million and $53.0 million and $370.8 million, respectively, a decrease of $21.5 million or 5.8%. Excluding the impact of purchase accounting, revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $297.5 million and $53.0 million and $370.8 million, respectively, a decrease of $20.3 million or 5.5%. The decrease was primarily due to the following:

•	decline in traditional print revenues;

•	unfavorable foreign exchange impact of $4.9 million (estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year); partially offset by

•	digital revenue growth during the period.

Geographic performance was driven by higher education market share gains in Australia, which drove Asia Pacific region growth; a decline in Spain sales due, in part, to reduced government spending, which negatively impacted EMEA performance; and a sales decline in India due to the impact of the 18th edition release of Harrison’s Principles of Internal Medicine in the prior year.

Professional

Professional revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) was $94.0 million and $23.1 million and $121.6 million, respectively, a decrease of $4.5 million or 3.7%. Excluding the impact of purchase accounting, revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $96.7 million and $23.1 million and $121.6 million, respectively, a decrease of $1.8 million or 1.5%. The decrease was primarily due to the following:

•	print revenue declines driven, in part, by a shift in customer buying patterns to eBook offerings; partially offset by

•	a 15% increase in digital revenue to nearly 40% of total revenue, driven by digital subscription revenue and eBook sales.

Cost of Sales

	Successor	Predecessor
	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012	$ Change	% Change
(Dollars in thousands)
Cost of sales, as reported	$777,384	$64,006	$541,306	$300,084	55.4%
Impact of purchase accounting	312,615	—	—	312,615	100.0%

Cost of sales, excluding the impact of purchase accounting	$464,769	$64,006	$541,306	$(12,531)	(2.3)%

Excluding purchase accounting—% of revenue	28.1%	27.9%	28.2%

Cost of sales for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) was $777.4 million and $64.0 million and $541 million, respectively. Excluding the impact of purchase accounting (which negatively impacted cost of sales as a result of the step-up in the carrying value of inventory on the opening balance sheet), cost of sales for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) was $464.8 million and $64.0 million and $541.3 million, respectively, a decrease of $12.5 million or 2.3%. The cost decrease was driven by:

•	manufacturing cost savings of nearly $10 million due to the migration from print to digital; and

•	a slight reduction in royalty expense due, in part, to the acquisition of ALEKS in August 2013; partially offset by

•	increased gratis product costs associated with our K-12 business.

Operating and Administration Expenses

Operating and administration expenses for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) were $841.7 million and $208.8 million and $1,224.1 million, respectively, a decrease of $173.6 or 14.2%. The decrease was driven by:

•	a $93.8 million decrease in pre-publication amortization expense due to the impact of purchase accounting in conjunction with the Founding Acquisition;

•	the elimination of $88.6 million of MHC corporate overheads in 2013; and

•	a $24.4 million reduction in restructuring and cost savings implementation charges; partially offset by

•	an increase in digital related expenditures associated with the formalization and build-out of DPG subsequent to the Founding Acquisition;

•	$4.8 million of acquisition costs incurred in 2013 associated with acquisitions other than the Founding Acquisition; and

•	$8.1 million of physical separation costs incurred post the Founding Acquisition related to the separation from MHC.

Depreciation & Amortization of Intangibles

Depreciation and amortization expenses for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor) were $92.7 million and $12.1 million and $53.2 million, respectively, an increase of $51.6 million. This increase was primarily due to the definite-lived intangible assets associated with the following acquisitions:

•	Founding Acquisition: $998.0 million (completed March 2013; partial year impact in 2013); and

•	ALEKS: $41 million (acquired August 2013; partial year impact in 2013).

Impairment Charge

For the year ended December 31, 2012, as a result of the Company signing a definitive sales and purchase agreement on November 26, 2012 with MHC, we performed a goodwill impairment review. Based on the results of the review, the Company recorded an impairment charge for the entire amount of the goodwill related to the K-12 reporting unit amounting to $412.9 million.

Transaction Related Expenses

The transaction related expenses for the period from March 23, 2013 to December 31, 2013 (Successor) were $56.8 million. This amount represents the transaction costs associated with the Founding Acquisition, which include external legal and consulting expenses. There were no transaction related expenses in the Predecessor period.

Interest Expense, Net

Interest expense, net, for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) were $137.3 million and $0.5 million and income of $1.7 million, respectively. This increase is primarily a result of the debt incurred to finance the Founding Acquisition.

The Founding Acquisition was financed by borrowings consisting of an initial $810.0 million 6-year MHGE Term Loan, all of which was drawn at closing, $240.0 million 5-year MHGE Revolving Facility, of which $35.0 million was drawn at closing, an issuance of $800.0 million MHGE Senior Secured Notes and a $150.0 million 5-year MHSE Revolving Facility, which was undrawn at closing.

Other (Income) Expense

Other (income) expense for March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was none and none and $(16.9) million, respectively related to a $16.9 million gain recognized in the fourth quarter of 2012 due to a change in our vacation policy.

Provision for Taxes on Income

Taxes on income for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), were benefits of $130.2 million and $20.4 million and $19.7 million, respectively. For the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), the effective tax rate was 41.2% and 36.4% and 6.7%, respectively. The tax provision for the year ended December 31, 2012 (Predecessor) was negatively impacted by the non-deductible impairment of K-12 business goodwill. The Predecessor tax provisions and related deferred tax assets and liabilities were determined as if the Company were a separate taxpayer.

Discontinued Operations

The Company sold substantially all of the assets and certain liabilities of the Company’s wholly-owned CTB business to Data Recognition Corporation in June 2015. For the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), net income from discontinued operations was $18.6 million and $4.1 million and $23.9 million, respectively. The variance from 2012 to 2013 was the result of a mix shift to lower margin custom products, increased product investment in 2013 and contract remediation costs incurred.

Non-GAAP Measures

Adjusted Revenue, EBITDA and Adjusted EBITDA

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as Adjusted Revenue, EBITDA and Adjusted EBITDA and the ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with U.S. GAAP.

Adjusted Revenue is a non-GAAP financial measure that we define as the total amount of revenue that would have been recognized in a period if we recognized all revenue immediately at the time of sale. We use Adjusted Revenue as a performance measure given that we typically collect full payment for our digital and print solutions at the time of sale or shortly thereafter, but recognize revenue from digital solutions and multi-year deliverables ratably over the term of our customer contracts. Adjusted Revenue is a key metric we use to manage our business as it reflects the sales activity in a given period, particularly in the K-12 market, in which customers typically pay for five to eight year contracts upfront. Adjusted Revenue is U.S. GAAP revenue plus the net change in deferred revenue.

EBITDA, a measure used by management to assess operating performance, is defined as net income from continuing operations plus net interest, income taxes, depreciation and amortization (including amortization of pre-publication investment cash costs). Adjusted EBITDA is defined as EBITDA adjusted to exclude unusual items and other adjustments required or permitted under our debt agreements. Adjusted EBITDA is the fundamental profitability metric we use to manage our business as it reflects the sales activity in a given period, as well as the impact of our continuing investment in pre-publication activities, which are important to the ongoing success of our business.

Each of the above described measures is not a recognized term under U.S. GAAP and does not purport to be an alternative to revenue, income from continuing operations, income from operations or any other measure derived in accordance with U.S. GAAP as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, each such measure is not intended to be a measure of free cash flows available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under U.S. GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, our measures may not be comparable to other similarly titled measures of other companies. See “Use of Non-GAAP Financial Information” and “Prospectus Summary—Our Key Metrics.”

Management believes Adjusted EBITDA is helpful in highlighting trends because Adjusted EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax rules in the jurisdictions in which companies operate, and capital investments. In addition, Adjusted Revenue and Adjusted EBITDA provides more comparability between the historical operating results and operating results that reflect purchase accounting and the new capital structure post the Founding Acquisition as well as the digital transformation that we are undertaking which requires different accounting treatment for digital and print solutions in accordance with U.S. GAAP.

Management believes that the inclusion of supplementary adjustments to Adjusted EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
(Dollars in thousands)	2015	2014
Reported Revenue by segment:
Higher Education	$585,747	$594,978	$840,549	$664,698	$107,717	$766,803
K-12	518,009	501,397	565,301	533,769	43,199	658,652
International	212,700	237,702	333,764	296,353	53,009	370,830
Professional	86,480	84,982	116,774	93,988	23,139	121,601
Other	6,997	782	(609)	766	2,377	(287)

Total Reported Revenue	1,409,933	1,419,841	1,855,779	1,589,574	229,441	1,917,599
Change in deferred revenue(a)	252,936	183,865	179,059	168,725	(17,304)	60,513

Adjusted Revenue	$1,662,869	$1,603,706	$2,034,838	$1,758,299	$212,137	$1,978,112

Adjusted Revenue by segment:
Higher Education	$630,031	$612,194	$838,310	$718,076	$93,289	$779,785
K-12	731,089	661,247	734,417	638,197	38,942	697,932
International	216,727	241,389	335,809	300,487	54,289	372,354
Professional	82,316	87,587	127,299	99,429	25,738	128,041
Other	2,706	1,289	(997)	2,110	(121)	—

Total Adjusted Revenue	$1,662,869	$1,603,706	$2,034,838	$1,758,299	$212,137	$1,978,112

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
(Dollars in thousands)	2015	2014
Net income (loss) from continuing operations	$(30,672)	$(48,946)	$(312,806)	$(186,126)	$(35,602)	$(275,672)
Interest (income) expense, net	144,398	137,462	181,890	137,283	488	(1,688)
Income tax (benefit) provision	1,561	(36,399)	112,571	(130,158)	(20,410)	(19,704)
Depreciation, amortization and pre-publication investment amortization	159,022	155,708	205,831	163,883	25,434	228,565

EBITDA	$274,309	$207,825	$187,486	$(15,118)	$(30,090)	$(68,499)

Change in deferred revenue(a)	252,936	183,865	179,059	168,725	(17,304)	60,513
Restructuring and cost savings implementation charges(b)	17,976	24,557	39,888	33,984	4,116	62,477
Sponsor fees(c)	2,625	2,625	3,500	875	—	—
Elimination of corporate overhead(d)	—	—	—	—	—	88,551
Impairment charge(e)	—	—	23,800	—	—	412,886
Purchase accounting(f)	—	41,585	41,585	312,615	—	—
Transaction costs(g)	—	3,583	3,932	56,820	—	—
Acquisition costs(h)	—	4,340	4,376	4,796	—	—
Physical separation costs(i)	—	36,844	46,716	8,100	—	—
Other(j)	16,874	17,223	29,109	23,944	5,627	(1,559)
Pre-publication investment cash costs(k)	(67,181)	(59,090)	(87,085)	(96,615)	(25,319)	(168,623)
Stand-alone cost savings(l)	—	—	—	—	—	27,392

Adjusted EBITDA	$497,539	$463,357	$472,366	$498,126	$(62,970)	$413,138

(a)	We receive cash up-front for most product sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues (inclusive of deferred royalties) to a cash basis assuming the collection of all receivable balances.
(b)	Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives to create a flatter and more agile organization.
(c)	Beginning in 2014, $3.5 million of annual management fees was recorded and payable to Apollo. The amount recorded in the Successor period from March 23, 2013 to December 31, 2013 was $0.9 million.
(d)	General corporate allocations for executive management costs incurred by MHC were allocated to the business prior to Q1 2013.
(e)	An impairment charge was recorded in 2014 to reduce the recorded value of an owned office building to its estimated fair value based upon an independent appraisal. In addition, a goodwill impairment charge was recorded in 2012 relating to the K-12 reporting unit.
(f)	Represents the effects of the application of purchase accounting associated with the Founding Acquisition, driven by the step-up of acquired inventory. The deferred revenue adjustment recorded as a result of purchase accounting has been considered in the deferred revenue adjustment.
(g)	The amount represents the transaction costs associated with the Founding Acquisition.
(h)	The amount represents costs incurred for acquisitions subsequent to the Founding Acquisition including ALEKS, LearnSmart and Engrade.
(i)	The amount represents costs incurred to physically separate our operations from MHC. These physical separation costs were incurred subsequent to the Founding Acquisition and concluded in 2014.
(j)	For the nine months ended September 30, 2015, the amount represents (i) non-cash incentive compensation expense; (ii) elimination of the gain of $4.8 million on the sale of an investment in an equity security and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements. For the nine months ended September 30, 2014, the amount represents (i) cash distributions to noncontrolling interest holders of $0.2 million; (ii) non-cash incentive compensation expense; (iii) elimination of non-cash gain of $7.3 million relating to LearnSmart; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the year ended December 31, 2014, the amount represents (i) cash distributions to noncontrolling interest holders of $0.2 million; (ii) non-cash incentive compensation expense; (iii) elimination of non-cash gain of $7.3 million in LearnSmart; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the periods from March 23, 2013 to December 31, 2013 (Successor) and from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), the amount represents (i) cash distributions to noncontrolling interest holders (excluding special dividends) of $0.5 million and $1.8 million and $5.5 million, respectively; (ii) the elimination of a $16.9 million benefit realized in 2012 as a result of a change in the Company’s vacation policy; (iii) non-cash incentive compensation expense recorded directly beginning in the first quarter of 2013; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

(k)	Represents the cash cost for pre-publication investment during the period excluding discontinued operations.
(l)	Represents stand-alone cost savings to reflect our expectation that costs incurred on a stand-alone basis will be lower than costs historically allocated to McGraw-Hill Education, LLC by MHC. These allocations were primarily related to services and expenses including (i) global technology operations and infrastructure; (ii) global real estate occupancy; (iii) employee benefits; and (iv) shared services such as tax, legal, treasury, and finance.

Operating Results Based on Non-GAAP Measures for the Nine Months Ended September 30, 2015 and 2014

	Nine Months Ended September 30,
(Dollars in thousands)	2015	2014	$ Change	% Change
Reported Revenue by segment:
Higher Education	$585,747	$594,978	$(9,231)	(1.6)%
K-12	518,009	501,397	16,612	3.3%
International	212,700	237,702	(25,002)	(10.5)%
Professional	86,480	84,982	1,498	1.8%
Other	6,997	782	6,215	794.8%

Total Reported Revenue	1,409,933	1,419,841	(9,908)	(0.7)%
Change in deferred revenue	252,936	183,865	69,071	37.6%

Adjusted Revenue	$1,662,869	$1,603,706	$59,163	3.7%

Adjusted Revenue by segment:
Higher Education	630,031	612,194	17,837	2.9%
K-12	731,089	661,247	69,842	10.6%
International	216,727	241,389	(24,662)	(10.2)%
Professional	82,316	87,587	(5,271)	(6.0)%
Other	2,706	1,289	1,417	109.9%

Total Adjusted Revenue	$1,662,869	$1,603,706	$59,163	3.7%

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
(Dollars in thousands)
Adjusted EBITDA by segment:
Higher Education	$245,953	$218,892	$27,061	12.4%
K-12	215,331	191,609	23,722	12.4%
International	20,270	28,557	(8,287)	(29.0)%
Professional	16,108	22,298	(6,190)	(27.8)%
Other	(123)	2,001	(2,124)	(106.1)%

Total Adjusted EBITDA	$497,539	$463,357	$34,182	7.4%

Adjusted Revenue for the nine months ended September 30, 2015 and 2014 was $1,662.9 million and $1,603.7 million, respectively, an increase of $59.2 million or 3.7%.

Adjusted EBITDA for the nine months ended September 30, 2015 and 2014 was $497.5 million and $463.4 million, respectively, an increase of $34.2 million or 7.4%.

These variances were driven by the segment factors described below.

Higher Education

Adjusted Revenue. Adjusted Revenue for the nine months ended September 30, 2015 and 2014 was $630.0 million and $612.2 million, respectively, an increase of $17.8 million or 2.9%. The increase was due to:

•	digital revenue growth of 21% or $49.7 million, driven primarily by our Connect, LearnSmart and ALEKS offerings driven by growth in unique users of our digital learning solutions (unique users of Connect grew 12% to 3.2 million; unique users of LearnSmart grew 28% to 2.0 million; unique users of ALEKS grew 18% to 1.0 million); and

•	a favorable product returns reserve rate adjustment consistent with the ongoing market shift to digital learning solutions which experience a much lower return rate; partially offset by

•	a $31.9 million decrease in print revenues, due primarily to extended new book revision cycles, rental and used alternatives for new materials and the migration from traditional print to digital learning solutions.

Adjusted EBITDA. Adjusted EBITDA for the nine months ended September 30, 2015 and 2014 was $246.0 million and $218.9 million, respectively, an increase of $27.1 million or 12.4%. The increase was due to:

•	the profit impact of aforementioned Adjusted Revenue variance;

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program; partially offset by

•	continued investment in digital capabilities, primarily through DPG.

K-12

Adjusted Revenue. Adjusted Revenue for the nine months ended September 30, 2015 and 2014 was $731.1 million and $661.2 million, respectively, an increase of $69.8 million or 10.6%. The increase was due to:

•	an increase in total adoption Adjusted Revenue of 32% or approximately $108.0 million due to:

–	K-5 math adoptions in California;

–	6-12 social studies and 9-12 math adoptions in Texas; partially offset by

–	Lower 6-8 math and 6-12 science adoptions in Texas as compared to 2014; partially offset by

•	a 14% or approximately $39.1 million decline in total open territory Adjusted Revenue.

Adjusted EBITDA. Adjusted EBITDA for the nine months ended September 30, 2015 and 2014 was $215.3 million and $191.6 million, respectively, an increase of $23.7 million or 12.4%. The increase was due to:

•	the profit impact of aforementioned Adjusted Revenue variance; and

•	reduced print samples expense due to a focus on digital sampling; partially offset by

•	continued investment in digital capabilities, primarily through DPG; and

•	increased pre-publication investment cash costs in advance of future sales opportunities.

International

Adjusted Revenue. Adjusted Revenue for the nine months ended September 30, 2015 and 2014 was $216.7 million and $241.4 million, respectively, a decrease of $24.7 million or 10.2%. The decrease was due to:

•	a $21.1 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); and

•	a decline in print revenue; partially offset by

•	digital revenue growth primarily in the higher education market.

Geographic performance was driven by Middle East sales and higher education sales in Australia, offset by a sales decline in Latin America, primarily due to lower K-12 and professional sales.

Adjusted EBITDA. Adjusted EBITDA for the nine months ended September 30, 2015 and 2014 was $20.3 million and $28.6 million, respectively, a decrease of $8.3 million or 29.0%. The decrease was due to:

•	a $5.4 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); and

•	the profit impact of aforementioned Adjusted Revenue variance and slightly lower gross margins due to sales mix; partially offset by

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program; and

•	more efficient capital deployment and timing related to pre-publication investment cash costs.

Professional

Adjusted Revenue. Adjusted Revenue for the nine months ended September 30, 2015 and 2014 was $82.3 million and $87.6 million, respectively, a decrease of $5.3 million or 6.0%. The decrease was due to:

•	print decline due, in part, to a formal portfolio review and rationalization in late 2014;

•	unfavorable timing associated with subscription renewals; and

•	decline in eBook revenues; partially offset by

•	new digital subscription revenue growth

Adjusted EBITDA. Adjusted EBITDA for the nine months ended September 30, 2015 and 2014 was $16.1 million and $22.3 million, respectively, a decrease of $6.2 million or 27.8%. The decrease was due to:

•	the profit impact of the aforementioned Adjusted Revenue variance; and

•	continued investment in digital capabilities, primarily through DPG; partially offset by

•	the net cost benefit related to a print portfolio and operating model rationalization project undertaken in 2014.

Other

Adjusted EBITDA. Adjusted EBITDA for the nine months ended September 30, 2015 and 2014 was $(0.1) million and $2.0 million, respectively, a decrease of $2.1 million. The decrease was due to:

•	impact of adjustments made for in-transit product sales in accordance with U.S. GAAP;

•	timing related corporate adjustments; and

•	various costs not attributable to a single operating segment.

Combined Consolidated Operating Results Based on Non-GAAP Measures for the Year Ended December 31, 2014 and the Periods Ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor)

	Successor		Predecessor
(Dollars in thousands)	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	$ Change	% Change
Reported Revenue by segment:
Higher Education	$840,549	$664,698	$107,717	$68,134	8.8%
K-12	565,301	533,769	43,199	(11,667)	(2.0)%
International	333,764	296,353	53,009	(15,598)	(4.5)%
Professional	116,774	93,988	23,139	(353)	(0.3)%
Other	(609)	766	2,377	(3,752)	(119.4)%

Total Reported Revenue	1,855,779	1,589,574	229,441	36,764	2.0%
Change in deferred revenue	179,059	168,725	(17,304)	27,638	18.3%

Adjusted Revenue	$2,034,838	$1,758,299	$212,137	$64,402	3.3%

Adjusted Revenue by segment:
Higher Education	$838,310	$718,076	$93,289	$26,945	3.3%
K-12	734,417	638,197	38,942	57,278	8.5%
International	335,809	300,487	54,289	(18,967)	(5.3)%
Professional	127,299	99,429	25,738	2,132	1.7%
Other	(997)	2,110	(121)	(2,986)	(150.1)%

Total Adjusted Revenue	$2,034,838	$1,758,299	$212,137	$64,402	3.3%

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	$ Change	% Change
(Dollars in thousands)
Adjusted EBITDA by segment:
Higher Education	$293,100	$280,950	$(6,045)	$18,195	6.6%
K-12	115,627	126,095	(51,255)	40,787	54.5%
International	37,603	50,958	(8,630)	(4,725)	(11.2)%
Professional	37,882	29,249	2,932	5,701	17.7%
Other	(11,846)	10,874	28	(22,748)	(208.7)%

Total Adjusted EBITDA	$472,366	$498,126	$(62,970)	$37,210	8.6%

Adjusted Revenue for the year ended December 31, 2014 (Successor), the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $2,034.8 million, $1,758.3 million and $212.1 million, respectively, an increase of $64.4 million or 3.3%.

Adjusted EBITDA for the year ended December 31, 2014 (Successor), the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $472.4 million, $498.1 million and $(63.0) million, respectively, an increase of $37.2 million or 8.6%.

These variances were driven by the segment factors set forth below.

Higher Education

Adjusted Revenue. Adjusted Revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $838.3 million and $718.1 million and $93.3 million, respectively, an increase of $26.9 million or 3.3%. The increase was due to:

•	18% or $48.9 million digital Adjusted Revenue growth, driven predominately by our Connect, LearnSmart and ALEKS offerings due to continued growth in unique users of our digital learning solutions (unique users of Connect grew 17% to 3.0 million, unique users of LearnSmart grew 33% to 2.0 million, and unique users of ALEKS grew 25% to 0.9 million); partially offset by

•	a net print Adjusted Revenue decline of $22.0 million or 4% due primarily to extended new book revision cycles, rental and used alternatives for new materials and the migration from traditional print to digital learning solutions.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $293.1 million and $281.0 million and $(6.1) million, respectively, an increase of $18.2 million or 6.6%. The increase was due to:

•	the profit impact of aforementioned Adjusted Revenue variance;

•	modest gross margin improvement driven by reduced royalty expense (as a percentage of Adjusted Revenue) attributable to the acquisitions of ALEKS and LearnSmart as well as cost savings as a result of a favorable platform contract renewal and lower custom product development expense;

•	more efficient and disciplined pre-publication investment cash costs driving savings of $13.8 million; and

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program; partially offset by

•	increased investment of more than $30.0 million in DPG which is partially responsible for the decrease in pre-publication investment cash costs as the business shifts from a periodic revision cycle that gives rise to significant pre-publication investment cash costs to a continuous revision cycle made possible by the digital nature of our learning solutions.

K-12

Adjusted Revenue. Adjusted Revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $734.4 million and $638.2 million and $38.9 million, respectively, an increase of $57.3 million or 8.5%. The increase was due to:

•	a 14% or approximately $45.0 million increase in total adoption Adjusted Revenue (both print and digital) due to secondary math and science in Texas and secondary math in California;

•	a 3% or approximately $10.0 million increase in total open territory Adjusted Revenue due to strong sales in Hawaii and Pennsylvania; and

•	the full year results of ALEKS which was acquired in August 2013; partially offset by

•	decline in Everyday Math Adjusted Revenue in anticipation of the new product release.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $115.6 million and $126.1 million and $(51.3) million, respectively, an increase of $40.8 million or 54.5%. The increase was due to:

•	the profit impact of the aforementioned Adjusted Revenue variance;

•	an approximately $20.0 million reduction in pre-publication investment cash costs due to the timing of revision cycles and more efficient capital deployment;

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program; partially offset by

•	increased investment of more than $20.0 million in digital capabilities via DPG.

International

Adjusted Revenue. Adjusted Revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $335.8 million and $300.5 million and $54.3 million respectively, a decrease of $19.0 million or 5.3%. The decrease was due:

•	an unfavorable foreign exchange impact of approximately $6.4 million (estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year); and

•	a decline in print revenue; partially offset by

•	growth in digital revenues grew during the period to approach 10% of total revenue;

Geographic performance was driven by growth in the Asia Pacific region driven by higher education market share gains in Australia; a decline in the EMEA region partially driven by cyclical nature of K-12 renewals and pressure on government funding; and a decrease in Latin America region performance across all segments.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $37.6 million and $51.0 million and $(8.6) million, respectively, a decrease of $4.7 million or 11.2%. The decrease was due to:

•	the profit impact of aforementioned Adjusted Revenue variance;

•	an unfavorable foreign exchange impact of $1.6 million (estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year); partially offset by

•	operating and administrative expense savings as a result of actions taken to mitigate the impact of the Adjusted Revenue decline; and

•	a $2 million reduction in pre-publication investment cash costs due to more efficient and effective capital deployment.

Professional

Adjusted Revenue. Adjusted Revenue for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $127.3 million and $99.4 million and $25.7 million, respectively, an increase of $2.1 million or 1.7%. The increase was due to:

•	Digital revenue increase driven by strong growth in subscription services Adjusted Revenue bringing digital revenue to 46% of Adjusted Revenue with digital subscription services renewal rates in excess of 90%; partially offset by

•	Expected print revenue declines.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2014 (Successor) and the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $37.9 million and $29.2 million and $2.9 million, respectively, an increase of $5.7 million or 17.7%. The increase was due to:

•	the profit impact of aforementioned Adjusted Revenue variance and product mix shift from print to digital, which earns a higher gross margin; and

•	cost savings associated with initiatives implemented in 2013 and 2014, including a print portfolio and operating model rationalization project in 2014, which resulted in a reduction of compensation related costs and pre-publication investment cash costs.

Other

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2014 and for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $(11.8) million and $10.9 million and nil, respectively, a variance of $22.7 million. The change was driven by:

•	the impact of adjustments made for in-transit product sales in accordance with U.S. GAAP;

•	changes in amounts not applicable to a single business segment;

•	increased incentive compensation accruals as financial performance exceed expectations; and

•	timing related adjustments for various corporate costs.

Combined Consolidated Operating Results Based on Non-GAAP Measures for the Periods Ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the Year Ended December 31, 2012 (Predecessor)

	Successor	Predecessor
	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012	$ Change	% Change
(Dollars in thousands)
Reported Revenue by segment:
Higher Education	$664,698	$107,717	$766,803	$5,612	0.7%
K-12	533,769	43,199	658,652	(81,684)	(12.4)%
International	296,353	53,009	370,830	(21,468)	(5.8)%
Professional	93,988	23,139	121,601	(4,474)	(3.7)%
Other	766	2,377	(287)	3,430	(1,195.1)%

Total Reported Revenue	1,589,574	229,441	1,917,599	(98,584)	(5.1)%
Change in deferred revenue	168,725	(17,304)	60,513	90,908	150.2%

Adjusted Revenue	$1,758,299	$212,137	$1,978,112	$(7,676)	(0.4)%

Adjusted Revenue by segment:
Higher Education	$718,076	$93,289	$779,785	$31,580	4.0%
K-12	638,197	38,942	697,932	(20,793)	(3.0)%
International	300,487	54,289	372,354	(17,578)	(4.7)%
Professional	99,429	25,738	128,041	(2,874)	(2.2)%
Other	2,110	(121)	—	1,989	—

Total Adjusted Revenue	$1,758,299	$212,137	$1,978,112	$(7,676)	(0.4)%

	Successor	Predecessor
	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012	$ Change	% Change
(Dollars in thousands)
Adjusted EBITDA by segment:
Higher Education	$280,950	$(6,045)	$279,534	$(4,629)	(1.7)%
K-12	126,095	(51,255)	56,575	18,265	32.3%
International	50,958	(8,630)	47,477	(5,149)	(10.8)%
Professional	29,249	2,932	29,621	2,560	8.6%
Other	10,874	28	(69)	10,971	(15,900.0)%

Total Adjusted EBITDA	$498,126	$(62,970)	$413,138	$22,018	5.3%

Adjusted Revenue for the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2014 (Successor) was $1,758.3 million and $212.1 million and $1,978.1 million, respectively, a decrease of $7.7 million or 0.4%.

Adjusted EBITDA for the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2014 (Successor) was $498.1 million and $(63.0) million and $413.1 million, respectively, an increase of $22.0 million or 5.3%.

These variances were driven by the factors set forth below.

Higher Education

Adjusted Revenue

Adjusted Revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $718.1 million and $93.3 million and $779.8 million, respectively, an increase of $31.6 million or 4.0%. The increase was due to:

•	strong digital revenue growth of $44.5 million or 19% driven predominately by our Connect, LearnSmart and ALEKS offerings; partially offset by

•	net print decline of approximately $13.0 million or 2% due primarily to extended new book revision cycles, rental and used alternatives for new materials and the migration from traditional print to digital learning solutions.

Adjusted EBITDA. Adjusted EBITDA for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $281.0 million and $(6.1) million and $279.5 million, respectively, a decrease of $4.6 million or 1.7%. The decrease was due to:

•	an increase in operating and administration expense due, in part, to the expensing of certain platform development costs which were previously capitalized; partially offset by

•	the profit impact of aforementioned Adjusted Revenue variance; and

•	gross margin improvement (as a percentage of Adjusted Revenue) due to reduced manufacturing costs as revenues shift from print to digital and a reduction in royalty expense due, in part, to the acquisition of ALEKS in August 2013.

K-12

Adjusted Revenue. Adjusted Revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $638.2 million and $38.9 million and $697.9 million, respectively, a decrease of $20.8 million or 3.0%. The decrease was due to:

•	a 2% or approximately $6.0 million decrease in total adoption Adjusted Revenue due to strong adoption revenues for Florida social studies and Alabama math in 2012 in addition to the strategic decision to focus on fewer, more profitable curriculum opportunities; and

•	a 4% or approximately $12.0 million decrease in total open territory Adjusted Revenue; partially offset by

•	the partial year impact of the ALEKS acquisition which was completed in August 2013.

Adjusted EBITDA. Adjusted EBITDA for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $126.1 million and $(51.3) million and $56.6 million, respectively, an increase of $18.2 million or 32.3%. The increase was due to:

•	the realization of cost savings as a result of restructuring initiatives taken in late 2012 as well as a favorable cost structure as a standalone entity; partially offset by

•	a decline in pre-publication investment cash costs of more than $30.0 million driven by the timing of program development and the strategic decision to limit the number of program opportunities pursued; and

•	the profit impact of aforementioned Adjusted Revenue variance.

International

Adjusted Revenue. Adjusted Revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $300.5 million and $54.3 million and $372.4 million, respectively, a decrease of $17.6 million or 4.7%. The decrease was due to:

•	an unfavorable foreign exchange rate impact of $4.9 million (estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year); partially offset by

•	strong higher education revenues, which continued to account for the majority of sales during the period; and

•	strong digital revenue growth.

Geographic performance was driven by higher education market share gains in Australia that drove Asia Pacific region growth; a decline in Spain sales due, in part, to reduced government spending, which negatively impacted EMEA performance; and performance decline in India due to the impact of the 18th edition release of Harrison’s Principles of Internal Medicine in the prior year.

Adjusted EBITDA. Adjusted EBITDA for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $51.0 million and $(8.6) million and $47.5 million, respectively, a decrease of $5.1 million or 10.8%. The decrease was due to:

•	the profit impact of aforementioned Adjusted Revenue variance; partially offset by

•	operating and administrative expense savings driven by headcount reductions, reduced discretionary spending and savings attributable to a favorable cost structure as a standalone entity.

Professional

Adjusted Revenue. Adjusted Revenue for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $99.4 million and $25.7 million and $128.0 million, respectively, a decrease of $2.8 million or 2.2%. The decrease was due to:

•	print decline of approximately $7.0 million or 9% driven, in part, by a shift in consumer buying patterns to eBook offerings; partially offset by

•	digital growth of approximately 15% driven by subscription and eBook Adjusted Revenues, including strong platform renewal rates in excess of 90%.

Adjusted EBITDA. Adjusted EBITDA for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $29.2 million and $2.9 million and $29.6 million, respectively, an increase of $2.6 million or 8.6%. The increase was due to:

•	the timing of pre-publication investment cash costs; partially offset by

•	the profit impact of aforementioned Adjusted Revenue variance.

Other

Adjusted EBITDA. Adjusted EBITDA for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor) was $10.9 million and nil and $(0.1) million, respectively, a variance of $11.0 million. The change was driven by:

•	the recognition of various corporate amounts that are not specific to a single business segment; and

•	the timing related adjustments for various corporate costs.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. In 2014, we realized approximately 40% and 23% of our revenues during the third and fourth quarters, respectively. This seasonality affects operating cash flow from quarter to quarter and there are certain months when we operate at a net cash deficit. Changes in our customers’ ordering patterns may affect the comparison of our current results to comparable periods in prior years where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Quarterly Results of Operations

	2013	2014				2015
(Dollars in thousands)	Fourth Quarter 2013	First Quarter 2014	Second Quarter 2014	Third Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Second Quarter 2015	Third Quarter 2015
Reported Revenue by segment:
Higher Education	$233,381	$128,101	$144,718	$322,159	$245,571	$126,228	$149,053	$310,466
K-12	71,205	44,724	178,041	278,632	63,904	47,093	172,310	298,606
International	93,192	49,057	79,805	108,840	96,062	44,692	74,056	93,952
Professional	31,521	25,784	27,368	31,830	31,792	26,092	27,576	32,812
Other	574	1,628	(146)	(700)	(1,391)	2,802	241	3,954

Total Reported Revenue	429,873	249,294	429,786	740,761	435,938	246,907	423,236	739,790
Change in deferred revenue	(2,059)	(16,457)	28,660	171,662	(4,806)	(25,535)	66,013	212,458

Adjusted Revenue	$427,814	$232,837	$458,446	$912,423	$431,132	$221,372	$489,249	$952,248

Adjusted Revenue by segment:
Higher Education	$231,902	$115,082	$114,359	$382,753	$226,116	$118,981	$124,868	386,182
K-12	70,694	45,792	230,544	384,911	73,170	36,558	259,167	435,364
International	90,768	48,137	79,143	114,109	94,420	42,969	73,603	100,155
Professional	34,482	23,543	33,451	30,593	39,712	22,079	29,996	30,241
Other	(32)	283	949	57	(2,286)	785	1,615	306

Total Adjusted Revenue	$427,814	$232,837	$458,446	$912,423	$431,132	$221,372	$489,249	$952,248

	2013	2014				2015
(Dollars in thousands)	Fourth Quarter 2013	First Quarter 2014	Second Quarter 2014	Third Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Second Quarter 2015	Third Quarter 2015
Adjusted EBITDA by segment:
Higher Education	$62,613	$(2,442)	$(1,007)	$222,341	$74,208	$465	$10,885	$234,603
K-12	(59,353)	(71,905)	75,296	188,218	(75,982)	(87,857)	78,618	224,570
International	13,817	(11,690)	7,938	32,309	9,046	(9,533)	5,597	24,206
Professional	10,155	2,529	10,507	9,262	15,584	761	8,080	7,267
Other	1,077	(452)	(786)	3,239	(13,847)	53	1,488	(1,664)

Total Adjusted EBITDA	$28,309	$(83,960)	$91,948	$455,369	$9,009	$(96,111)	$104,668	$488,982

Reconciliation of Adjusted EBITDA to the consolidated financial statements of operations is as follows:

	2013	2014				2015
(Dollars in thousands)	Fourth Quarter 2013	First Quarter 2014	Second Quarter 2014	Third Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Second Quarter 2015	Third Quarter 2015
Adjusted EBITDA	$28,309	$(83,960)	$91,948	$455,369	$9,009	$(96,111)	$104,668	$488,982

Interest (expense) income, net	(44,776)	(48,890)	(40,736)	(47,836)	(44,428)	(48,284)	(48,481)	(47,633)
Income tax (benefit) provision	51,310	76,601	31,981	(72,183)	(148,970)	2,685	(158)	(4,087)
Depreciation, amortization and pre-publication investment amortization	(41,755)	(45,385)	(51,205)	(59,118)	(50,123)	(42,692)	(46,601)	(69,729)
Change in deferred revenue	2,059	16,457	(28,660)	(171,662)	4,806	25,535	(66,013)	(212,458)
Restructuring and cost savings implementation charges	(20,500)	(11,300)	(7,725)	(5,532)	(15,331)	(7,677)	(6,053)	(4,246)
Sponsor fees	(225)	(875)	(875)	(875)	(875)	(875)	(875)	(875)
Impairment charge	—	—	—	—	(23,800)	—	—	—
Purchase accounting	(35,989)	(8,369)	(33,216)	—	—	—	—	—
Transaction costs	(33,301)	(2,565)	(856)	(162)	(349)	—	—	—
Acquisition costs	(2,029)	(3,610)	(435)	(295)	(36)	—	—	—
Physical separation costs	(7,300)	(10,017)	(11,590)	(15,237)	(9,872)	—	—	—
Other	(9,614)	(239)	(8,523)	(8,461)	(11,886)	(7,080)	(627)	(9,168)
Pre-publication investment cash costs	38,550	16,634	20,980	21,476	27,995	19,732	24,870	22,579

Net (loss) income from continuing operations	(75,261)	(105,518)	(38,912)	95,484	(263,860)	(154,767)	(39,270)	163,365
Net (loss) income from discontinued operations, net of tax	3,815	1,595	9,085	(6,860)	(21,977)	(7,570)	(54,593)	(7,206)

Net (loss) income	$(71,446)	$(103,923)	$(29,827)	$88,624	$(285,837)	$(162,337)	$(93,863)	$156,159

Less: Net (income) loss attributable to non-controlling interests	(870)	118	181	—	—	—	—	—

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(72,316)	$(103,805)	$(29,646)	$88,624	$(285,837)	$(162,337)	$(93,863)	$156,159

Indebtedness and Liquidity

	As of September 30,		As of December 31,
(Dollars in thousands)	2015	2014	2014	2013	2012
Cash and cash equivalents	$411,639	$353,741	$413,963	$430,691	$98,188
Current portion of long-term debt	9,290	9,380	9,380	10,600	—
Long-term debt	2,183,231	2,088,547	2,086,763	1,728,831	—

Historically, we have generated operating cash flows (and with respect to the Predecessor, received financial support from MHC) sufficient to fund our seasonal working capital, capital requirements, expenditure and financing requirements. We use our cash generated from operating activities for a variety of needs, including among others: working capital requirements, pre-publication investment cash costs, capital expenditures and strategic acquisitions.

Our operating cash flows are affected by the inherent seasonality of the academic calendar. This seasonality also impacts cash flow patterns as investments are typically made in the first half of the year to support the significant selling period that occurs in the second half of the year. As a result, our cash flow is typically lower in the first half of the fiscal year and higher in the second half of the fiscal year.

Going forward, we may need cash to fund operating activities, working capital, pre-publication investment cash costs, capital expenditures and strategic investments. Our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations and our access to the bank and capital markets. We believe that our future cash flow from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next twelve months. We also expect our working capital requirements to be positively impacted by our migration from print products to digital learning solutions.

If our cash flows from operations are less than we require, we may need to incur debt or issue equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe we can currently finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (i) our credit ratings, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us.

The Founding Acquisition was financed by:

•	the issuance by MHGE Holdings and McGraw-Hill Global Education Finance, Inc. of $800.0 million aggregate principal amount of MHGE Senior Secured Notes;

•	borrowings under the MHGE Facilities, consisting of a $810.0 million, 6-year MHGE Term Loan, all of which was drawn at closing and a $240.0 million, 5-year MHGE Revolving Facility, $35.0 million of which was drawn at closing;

•	the $150.0 million, 5-year MHSE Revolving Facility, which was undrawn at closing; and

•	an equity contribution of $1,000.0 million funded by Apollo and co-investors.

As of December 31, 2014 and 2013, we had cash and cash equivalents of $414.0 million and $430.7 million, respectively. These cash balances held outside the United States will be used to fund international operations and to make investments outside of the United States. In the event funds from international operations were needed to fund operations in the United States, we would provide for taxes in the United States, if any, on the repatriated funds.

MHGE Senior Secured Notes

In connection with the Founding Acquisition, on March 22, 2013, MHGE Holdings and McGraw-Hill Global Education Finance, Inc. issued $800.0 million in principal amount of the MHGE Senior Secured Notes in a private placement. The MHGE Senior Secured Notes bear interest at a rate of 9.75% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2013. The MHGE Senior Secured Notes were issued at a discount of 1.36%. Debt issuance costs and the discount are amortized to interest expense over the term of the MHGE Senior Secured Notes using the effective interest method. The amount of amortization included in interest expense, net was $3.6 million and $4.5 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense was $2.8 million and $4.6 million for the year ended December 31, 2014 (Successor) and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem the MHGE Senior Secured Notes at their option, in whole or in part, at any time on or after April 1, 2016, at certain redemption prices.

On March 24, 2014, MHGE Holdings and McGraw-Hill Global Education Finance, Inc. began paying an incremental 0.25% interest rate on the MHGE Senior Secured Notes because a registration statement for an exchange offer to exchange the initial MHGE Senior Secured Notes for registered MHGE Senior Secured Notes had not been declared effective prior to that date. The incremental interest continued to accrue until the exchange offer had been consummated. MHGE Holdings’ registration statement for the exchange offer was declared effective on May 14, 2014, and the exchange offer was completed on June 19, 2014 ending the incremental 0.25% accrual on that date.

The MHGE Senior Secured Notes are fully and unconditionally guaranteed by MHGE Holdings and each of MHGE Holdings’ domestic restricted subsidiaries that guarantee the MHGE Facilities. In addition, the MHGE Senior Secured Notes and the related guarantees are secured by first priority lien on the same collateral that secure the MHGE Facilities, subject to certain exclusions.

The MHGE Facilities and the MHGE Senior Secured Notes contain certain customary affirmative covenants and events of default. In addition, the negative covenants in the MHGE Facilities and the MHGE Senior Secured Notes limit MHGE Holdings and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Holdings’ assets.

The fair value of the MHGE Senior Secured Notes was approximately $890.0 million and $882.0 million as of December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of its MHGE Senior Secured Notes based on trades in the market. Since the MHGE Senior Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Senior Secured Notes is approximately 6.25 years.

MHGE Facilities

In connection with the Founding Acquisition, on March 22, 2013, MHGE Holdings, our wholly owned subsidiary, together with MHGE Intermediate Holdings, LLC, entered into the MHGE Facilities, which is governed by a first lien credit agreement as amended and restated, with Credit Suisse AG, as administrative agent and the other agents and lenders party thereto, that provided senior secured financing of up to $1,050.0 million, consisting of:

•	the MHGE Term Loan in an aggregate principal amount of $810.0 million with a maturity of six years; and

•	the MHGE Revolving Facility in an aggregate principal amount of up to $240.0 million with a maturity of five years, including both a letter of credit sub-facility and a swingline loan sub-facility. The amount available under the MHGE Revolving Facility as of December 31, 2014 was $240.0 million.

On December 31, 2013, MHGE Intermediate Holdings, LLC made a voluntary principal payment of 10% of the $810.0 million MHGE Term Loan outstanding against remaining installments thereunder in reverse order of maturity. This $81.0 million voluntary principal payment is in addition to MHGE Intermediate Holdings, LLC’s scheduled quarterly repayment of $2.0 million that was paid on the same date.

On March 24, 2014, MHGE Intermediate Holdings, LLC made a voluntary principal payment of $35.0 million and refinanced the MHGE Term Loan in the aggregate principal of $688.0 million. The revised terms reduce the LIBOR floor from 1.25% to 1.0% and the applicable LIBOR margin from 7.75% to 4.75%. The maturity date did not change but quarterly principal payments were reduced from $2.0 million to $1.7 million, maintaining the amortization rate at  1⁄4 of 1% of the refinanced principal amount.

On May 4, 2015, MHGE Holdings entered into and successfully closed on the repricing amendment by and among MHGE Holdings, the guarantors party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender party thereto. In connection with the closing of the repricing, MHGE Holdings voluntarily prepaid approximately $0.3 million of the term loans, which resulted in $679.0 million of term loans remaining outstanding pro-forma for the transaction (such repriced loans referred to as the “Refinancing MHGE Term Loans”). As a result of the repricing amendment, the LIBOR margin applicable to the Refinancing MHGE Term Loans was reduced from 4.75% to 3.75%. The Refinancing MHGE Term Loans are prepayable at any time without premium or penalty, provided that there is a 1.00% fee payable to the lenders in connection with any refinancing or repricing of the Refinancing MHGE Term Loans that reduces the interest rate prior to the date that is 6 months after the closing of the repricing amendment (other than in connection with an IPO, a change of control or a transformative acquisition).

The interest rate on the borrowings under the MHGE Facilities is based on LIBOR or Prime, plus an applicable margin. The interest rate at September 30, 2015 was 4.75% for the MHGE Term Loan and there were no borrowings outstanding under the MHGE Revolving Facility. The MHGE Term Loan and the MHGE Revolving Facility were issued at a discount of 3% and 2%, respectively. Debt issuance costs and the discount are amortized over the term of the respective facility using the effective interest method and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $8.6 million and $9.2 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense was $12.7 million and $10.8 million for the year ended December 31, 2014 (Successor) and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHGE Term Loan requires quarterly amortization payments totaling 1% per annum of the original principal amount of the facility, with the balance payable on the final maturity date. The MHGE Term Loan also includes custom mandatory prepayments requirements based on certain events such as asset sales, debt issuances and defined levels of free cash flows.

All obligations under the MHGE Facilities are guaranteed by MHGE Intermediate Holdings, LLC, MHGE Holdings, and each of MHGE Holdings’ existing and future direct and indirect material, wholly owned domestic subsidiaries and are secured by first priority lien on substantially all tangible and intangible assets of MHGE Holdings and each subsidiary guarantor, all of MHGE Holdings’ capital stock and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHGE Revolving Facility includes a springing financial maintenance covenant that requires MHGE Holdings’ net first lien leverage ratio not to exceed 7.00 to 1.00 (the ratio of consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA, as defined in the credit agreement governing the MHGE Facilities). The covenant will be tested quarterly when the revolving credit facility is more than 20% drawn (including outstanding letters of credit), beginning with the fiscal quarter ended June 30, 2013, and will be a condition to drawings under the MHGE Revolving Facility (including for new letters of credit) that would result in more than 20% drawn thereunder. As of September 30, 2015, the borrowings under the MHGE Revolving Facility were less than 20%, and so the covenant was not in effect.

Adjusted EBITDA as presented earlier reflects EBITDA as defined in the credit agreement governing the MHGE Facilities. Solely for the purpose of calculating the springing financial covenant, pre-publication investments should be excluded from the calculation of Adjusted EBITDA.

The fair value of the MHGE Term Loan was approximately $677.6 million and $733.8 million as of December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of the MHGE Term Loan utilizing the market quotations for debt that have quoted prices in active markets. Since the MHGE Term Loan does not trade of a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Term Loan is approximately 4.25 years.

MHGE PIK Toggle Notes

On July 17, 2014, MHGE and MHGE Parent Finance, Inc. issued $400.0 million aggregate principal amount of the MHGE PIK Toggle Notes in a private placement. The MHGE PIK Toggle Notes were issued at a discount of 1%. The net proceeds were used to make a return of capital to the equity holders of MHGE and pay certain related transaction costs and expenses.

The MHGE PIK Toggle Notes bear interest at 8.500% for interest paid in cash and 9.250% for in-kind interest, “PIK Interest,” by increasing the principal amount of the MHGE PIK Toggle Notes by issuing new notes. Interest is payable semi-annually on February 1 and August 1 of each year. The determination as to whether interest is paid in cash or PIK Interest is determined based on restrictions in the credit agreement governing the MHGE Facilities and in the indenture governing the MHGE Senior Secured Notes for payments to MHGE. PIK Interest may be paid either 0%, 50% or 100% of the amount of interest due, dependent on the amount of any restriction. The MHGE PIK Toggle Notes are structurally subordinate to all of the debt of MHGE Intermediate Holdings, LLC and its subsidiaries, are not guaranteed by any of MHGE Intermediate Holdings, LLC or its subsidiaries and are a contractual obligation of MHGE.

The MHGE PIK Toggle Notes are unsecured and are not subject to registration rights.

The MHGE PIK Toggle Notes contain certain customary affirmative covenants and events of default that are similar to those contained in the indenture governing the MHGE Senior Secured Notes. In addition, the negative covenants in the MHGE PIK Toggle Notes limit MHGE and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE’s assets.

On April 6, 2015, MHGE and MHGE Parent Finance, Inc. issued an additional $100.0 million aggregate principal amount of the MHGE PIK Toggle Notes. The new MHGE PIK Toggle Notes and the existing MHGE PIK Toggle Notes are issued pursuant to the same indenture and constitute a single class of securities.

The fair value of the MHGE PIK Toggle Notes was approximately $389.0 million as of December 31, 2014. The Company estimates the fair value of its MHGE PIK Toggle Notes based on trades in the market. Since the MHGE PIK Toggle Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Senior Secured Notes is approximately 4.50 years.

MHSE Revolving Facility

In connection with the Founding Acquisition, on March 22, 2013, McGraw-Hill School Education Holdings, LLC entered into the MHSE Revolving Facility, which was an Asset-Based Revolving Credit Agreement, with Bank of Montreal as Administrative Agent and the other agents and lenders, as parties thereto, that provides senior secured financing of up to $150.0 million based on seasonal levels of the collateral base, with a maturity of five years. The MHSE Revolving Facility matures on March 22, 2018.

The interest rate on the borrowings under the MHSE Revolving Facility is based on LIBOR, plus an applicable margin. The sole outstanding obligation under the MHSE Revolving Facility as of September 30, 2015 is the $10.0 million letter of credit issued to DRC on June 30, 2015. Debt issuance costs are amortized over the term of the facility and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $1.0 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense, net was $1.3 million and $1.0 million for the year ended December 31, 2014 (Successor) and the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHSE Revolving Facility includes a springing covenant that requires McGraw-Hill School Education Holdings, LLC to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0. The ratio of EBITDA, as defined in the MHSE Revolving Facility, minus non-financed cash capital expenditures and cash income taxes, to scheduled principal payments, cash interest expense and certain restricted payments, is calculated on a pro forma basis. The covenant is tested quarterly only when the availability under the MHSE Revolving Facility is less than or equal to 12.5% of the line cap, and an Event of Default, as defined in the credit agreement governing the MHSE Revolving Facility, shall have occurred and be continuing. As of September 30, 2015, the availability under the MHSE Revolving Facility was more than 12.5%, so the covenant was not in effect.

Adjusted EBITDA, as presented earlier, reflects EBITDA as defined in the MHSE Revolving Facility.

All obligations under the MHSE Term Loan and MHSE Revolving Facility are guaranteed by the MHSE Holdings and each of MHSE’s existing and future direct and indirect material wholly owned domestic subsidiaries, and are secured by first priority lien on substantially all tangible and intangible assets of MHSE’s and each subsidiary guarantor, all of the MHSE’s capital stock, and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHSE Revolving Facility and MHSE Term Loan contain certain customary affirmative covenants and events of default. In addition, the negative covenants limit MHSE’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHSE’s assets.

MHSE Term Loan

On December 18, 2013, MHSE, McGraw-Hill School Education Holdings, LLC, the Lenders, as parties thereto, and Bank of Montreal, as Administrative Agent entered into a First-Lien Credit Agreement providing for, amongst other things, the extension of $250.0 million of Term B Loan (the “MHSE Term Loan”) to McGraw-Hill School Education Holdings, LLC to be used for general corporate purposes, including the return of capital to the stockholders of McGraw-Hill Education, Inc. In connection with and in order to, amongst other things, permit the extension of the MHSE Term Loan, MHSE, McGraw-Hill School Education Holdings, LLC, each Subsidiary Loan Party, as a party thereto, the Lenders, as parties thereto, and Bank of Montreal as ABL Agent entered into amendments to McGraw-Hill School Education Holdings, LLC’s existing MHSE Revolving Facility on November 26, 2013 and December 18, 2013.

The interest rate on the borrowings under the MHSE Term Loan is based on LIBOR or Prime, plus an applicable margin. The interest rate at September 30, 2015 was 6.25% for the MHSE Term Loan as there is a floor of 1.25% for LIBOR. The MHSE Term Loan was issued at a discount of 1%. Debt issuance costs and the discount are amortized over the term of the MHSE Term Loan and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $0.9 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense, net was $1.3 million and $0.1 million for the year ended December 31, 2014 (Successor) and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHSE Term Loan requires quarterly amortization payments totaling 1% per annum of the original principal amount of the facility, with the balance payable on the final maturity date of December 18, 2019. The MHSE Term Loan also includes customary mandatory prepayment requirements based on certain events such as asset sales, debt issuances, and defined levels of free cash flows.

The fair value of the MHSE Term Loan was approximately $247.5 million and $250.0 million at December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of the MHSE Term Loan utilizing market quotations for debt that have quoted prices in active markets. Since the MHSE Term Loan does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2). As of December 31, 2014, the remaining contractual life of the MHSE Term Loan is approximately 5.0 years.

Scheduled Principal Payments

The scheduled principal payments required under the terms of the MHGE Senior Secured Notes, MHGE Facilities, MHGE PIK Toggle Notes and the MHSE Term Loan were as follows:

(Dollars in thousands)	As of September 30, 2015
2015 Q4	$2,323
2016	9,292
2017	9,292
2018	9,292
2019	1,391,029
2020 and beyond	800,000

2,221,228
Less: Current portion	9,290

$2,211,938

Cash Flows

Cash and cash equivalents were $411.6 million, $353.7 million, $414.0 million, $430.7 million and $98.2 million as of September 30, 2015 and 2014 (Successor), December 31, 2014 (Successor), December 31, 2013 (Successor) and December 31, 2012 (Predecessor), respectively.

Cash flows from operating, investing and financing activities are presented in the following table:

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
(Dollars in thousands)	2015	2014
Cash flows from operating activities	$108,182	$137,976	$353,669	$560,797	$(15,741)	$406,427
Cash flows from investing activities	(100,982)	(126,024)	(176,464)	(2,345,978)	(61,879)	(197,983)
Cash flows from financing activities	(6,309)	(88,682)	(191,281)	2,192,054	6,109	(223,320)

Net cash flows from operating activities consist of profit after income tax, adjusted for changes in net working capital and non-cash items such as depreciation, amortization and write-offs, and movements in provisions and pensions. For the nine months ended September 30, 2015 and 2014, the year ended December 31, 2014 (Successor), period March 23, 2013 to December 31, 2013 (Successor), January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), respectively:

Operating Activities

•	Cash flows provided by operating activities in the nine months ended September 30, 2015 and 2014 was $108.2 million and $138.0 million, respectively. The cash provided by operating activities decreased as a result of lower contributions from working capital.

•	Cash flows provided by operating activities in the year ended December 31, 2014 (Successor) was $353.7 million. Cash flows provided by operating activities for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) were $560.8 million and $15.7 million, respectively. The cash provided by operating activities decreased as a result of lower contributions from working capital and higher interest payments.

•	Cash flows provided by operating activities for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) was $560.8 million and $15.7 million respectively, compared to $406.4 million for the year ended December 31, 2012. The increase in 2013 was primarily depreciation, amortization of intangibles, pre-publication costs and deferred financing costs and stock-based compensation expense. The cash provided by operating activities increased as a result of positive changes in working capital due to the timing of vendor payments and related expense management.

Investing Activities

•	Cash flows used for investing activities in the nine months ended September 30, 2015 and 2014 was $101.0 million and $126.0 million respectively. Cash flows used for investing activities decreased as a result of $59.3 million spent on acquisitions for the nine months ended September 30, 2014 as compared to none during the nine months ended September 30, 2015. Investments in pre-publication costs and capital expenditures increased by $23.8 million in the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014.

•	Cash flows used for investing activities in the year ended December 31, 2014 (Successor), was $176.5 million, primarily related to payments of $56.5 million for LearnSmart and Ryerson acquisitions as well as pre-publication investment of $90.5 million.

•	Cash flows used for investing activities for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) were $2,346.0 million and $61.9 million, respectively. Cash used in the 2013 Successor period primarily reflected the Founding Acquisition and ALEKS acquisition. Cash used in the 2013 Predecessor period were the acquisition of the non-controlling interest in the operating company in India and the 20% investment in LearnSmart. Cash flows used in investing activities in 2012 was $198.0 million primarily as a result of investment in plant investment and other projects.

Financing Activities

•	Cash flows used for financing activities in the nine months ended September 30, 2015 and 2014 was $6.3 million and $88.7 million, respectively. The usage in the nine months ended September 30, 2015 was primarily related to a $100.0 million dividend paid to common stockholders funded by additional borrowings of $99.8 million. The usage in the nine months ended September 30, 2014 was primarily related to a $389.0 million dividend paid to common stockholders, a MHGE Term Loan payment and a MHSE Term Loan payment of $40.2 million and $1.8 million, respectively, funded by additional borrowings of $396.0 million.

•	Cash flows used for financing activities in year ended December 31, 2014 (Successor), were $191.3 million primarily as a result of payments of MHGE Term Loan and MHSE Term Loan of $41.9 million and $2.5 million, respectively, and payment of deferred purchase price for ALEKS of $53.5 million.

•	Cash flows provided by financing activities for the period from March 23, 2013 to December 31, 2013 (Successor) was $2,192.1 million which reflected the Founding Acquisition, primarily as a result of the borrowings and equity contribution partially offset by the funds allocated to McGraw-Hill School Education Intermediate Holdings, LLC and payment of transaction costs. Cash flows used for financing activities during the period from January 1, 2013 to March 22, 2013 (Predecessor) was $6.1 million, primarily as a result of transfers to MHC. Cash flows used for financing activities in 2012 was $223.3 million primarily as a result of transfers to MHC and a dividend payment.

Capital Expenditures and Pre-publication Expenditures

Part of our plan for growth and stability includes disciplined capital expenditures and pre-publication expenditures.

An important component of our cash flow generation is our pre-publication efficiency. We have been focused on optimizing our pre-publication expenditures to generate content that can be leveraged across our full range of products, maximizing long-term return on investment. Pre-publication expenditures, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs. In evaluating recoverability, we consider our current assessment of the market place, industry trends, and the projected success of programs. Our pre-publication expenditures were $68.1 million, $61.8 million, $90.5 million, $101.4 million and $26.3 million for the nine months ended September 30, 2015 and 2014, the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), respectively. The decline is due to improved management and more efficient pre-publication expenditures, favorable timing and the shift of expenses to operating and administrative expenses as part of our digital transformation and perpetual revision cycle.

Capital expenditures include purchases of property, plant and equipment and capitalized technology costs that meet certain internal and external criteria. Capital expenditures were $32.0 million and $16.2 million for the nine months ended September 30, 2015 and 2014, respectively. Capital expenditures were $40.5 million, $7.4 million and $2.5 million for the year ended December 31, 2014 (Successor) and for the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), respectively.

Our planned capital expenditures and pre-publication expenditures will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. Cash needed to finance investments and projects currently in progress, as well as additional investments being pursued, is expected to be made available from operating cash flows and our credit facilities. See “Indebtedness and Liquidity” for further information.

Off-Balance Sheet Arrangements

As September 30, 2015 we did not have any relationships with uncombined entities, such as entities often referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

We typically have various contractual obligations, which are recorded as liabilities in our combined consolidated balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein. For example, we are contractually committed to acquire paper and other printing services and make certain minimum lease payments for the use of property under operating lease agreements.

The following table summarizes our significant contractual obligations and commercial commitments over the next several years that relate to our continuing operations as of December 31, 2014:

	Payments due by Period
(Dollars in thousands)	Total	2015	2016-2017	2018-2019	2020 and beyond
Long-term debt, including current portion(1)	$2,128,545	$9,380	$18,760	$1,300,405	$800,000
Interest on long-term debt(2)	754,876	133,697	267,196	236,983	117,000
Operating lease obligations(3)	158,960	26,665	45,842	31,894	54,559
Paper and printing services(4)	286,600	143,500	143,100	—	—
Purchase obligation and other(5)	160,200	87,000	73,000	200	—

(1)	Amounts shown include principal on the MHGE Facilities, the MHGE Senior Secured Notes, the MHGE PIK Toggle Notes, the MHSE Revolving Facility and the MHSE Term Loan.
(2)	Amounts shown include interest on the MHGE Facilities, the MHGE Senior Secured Notes, the MHGE PIK Toggle Notes, the MHSE Revolving Facility and the MHSE Term Loan.
(3)	Amounts shown include taxes and escalation payments related to our operating lease obligations.
(4)	We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier. These obligations are not recorded in our combined consolidated financial statements until contract payment terms take effect.
(5)	“Other” consists primarily of commitments for global technology support and enhancement activity related to the Oracle ERP system.

Critical Accounting Policies and Estimates

Critical accounting policies are those that require the Company to make significant judgments, estimates or assumptions that affect amounts reported in the financial statements and accompanying notes. On an on-going basis, we evaluate our estimates and assumptions, including, but not limited to, revenue recognition, allowance for doubtful accounts and sales returns, inventories, pre-publication costs, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, stock-based compensation, income taxes and contingencies. The Company bases its judgments, estimates and assumptions on current facts, historical experience and various other factors that the Company believes to be reasonable and prudent under the circumstances. Actual results may differ materially from these estimates. For a complete description of our significant accounting policies, see Note 1 of Notes to Combined Consolidated Financial Statements included elsewhere in this prospectus.

Allowance for Doubtful Accounts and Sales Returns

The allowance for doubtful accounts and sales returns reserves methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The allowance for sales returns is a significant estimate, which is based on historical rates of return and current market conditions. The provision for sales returns is reflected as a reduction to “revenues” in our combined consolidated statements of operations. Sales returns are charged against the reserve as products are returned to inventory. Accounts receivable losses for bad debt are charged against the allowance for doubtful accounts when the receivable is determined to be uncollectible.

Inventories

Inventories, consisting principally of books, are stated at the lower of cost (first-in, first-out) or market value. The majority of our inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in operating and administration expenses. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.

Pre-publication Costs

Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the combined consolidated balance sheets and are presented net of accumulated amortization.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company’s acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have three reporting units, Higher Education, Professional and International with goodwill and indefinite-lived intangible assets that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts we perform a two-step quantitative impairment test.

During the first step, the estimated fair value of the reporting units are compared to their carrying value including goodwill and the estimated fair value of the intangible assets is compared to their carrying value. Fair values of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow analysis, and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The discounted free cash flow analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

If the fair value of the reporting units or indefinite-lived intangible assets are less than their carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill or indefinite-lived intangible assets to the carrying value. The fair value of the goodwill or indefinite-lived intangible assets is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit or carrying value of the indefinite-lived intangible asset. If the implied fair value of the goodwill or indefinite-lived intangible assets is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rate and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and for some of the reporting units and indefinite-lived intangible assets could result in an impairment charge, which could be material to our financial position and results of operations.

The following table summarizes the changes in the carrying value of goodwill by reporting segment:

	Higher Education	Professional	International	K-12	Total
Balance as of December 31, 2012	$399,664	$38,996	$30,436	—	$469,096

Adjustment to goodwill	—	—	—	—	—

Balance as of March 22, 2013	$399,664	$38,996	$30,436	$—	$469,096

Effects of Purchase Accounting(1)	(399,664)	(38,996)	(30,436)	—	(469,096)
Adjustment to goodwill	285,413	25,996	2,866	4,907	319,182

Balance as of December 31, 2013	$285,413	$25,996	$2,866	$4,907	$319,182

Adjustment to goodwill	150,745	11,082	1,223	20,842	183,892

Balance as of December 31, 2014	$436,158	$37,078	$4,089	$25,749	$503,074

(1)	In connection with the Founding Acquisition, the Company established a new accounting basis, based on the fair value of the assets acquired and liabilities assumed as of the acquisition date.

Goodwill in the table above includes a $2.2 million impact from foreign exchange as of December 31, 2014. The impact from foreign exchange in 2013 was not significant.

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation. For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date as the fair value of the common stock and expensed over the vesting term when the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for all awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period.

Revenue Recognition

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured.

Arrangements with multiple deliverables

Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not determinable based on stand-alone selling price, we make our best estimate of the services’ stand-

alone selling price and recognize revenue as earned as the services are delivered. Because we determine the basis for allocating consideration to each deliverable primarily on prices experienced from completed sales, the portion of consideration allocated to each deliverable in a multiple deliverable arrangement may increase or decrease depending on the most recent selling price of a comparable product or service sold on a stand-alone basis. For example, as the demand for, and prevalence of, digital products increases, as new sales occur we may be required to increase the amount of consideration allocable to digital products included in multiple deliverable arrangements because the fair value of such products or services may increase relative to other products or services bundled in the arrangement. Conversely, in the event that demand for our print products decreases, thereby causing us to experience reduced prices on our print products, we may be required to allocate less consideration to our print products in our arrangements that include multiple deliverables.

Subscription-based products

Subscription income is recognized over the related subscription period that the subscription is available and is used by the customer. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period. Included among the underlying assumptions related to our estimates that impact the recognition of subscription income is the extent of our responsibility to provide access to our subscription-based products, and the extent of complementary support services customers demand to access our products.

Service arrangements

Revenue relating to arrangements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. Such arrangements may include digital products bundled with traditional print products, obligations to provide products and services in the future at no additional cost, and periodic training pertinent to products and services previously provided. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered.

Income Taxes

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies, and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on audits by and settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. We recognize interest and penalties on uncertain tax positions as part of interest expense and operating expenses, respectively.

Earnings (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260 which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Valuation of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by the Company on an annual basis with the assistance of an independent financial advisor. We considered objective and subjective factors to determine our best estimate of the fair value of our common stock that we believed were appropriate at the time of the valuation. We estimated the fair value of our common stock using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Estimating the fair value of our common stock required us to make complex and subjective judgments, including assumptions regarding our future operating performance. We considered a combination of valuation methodologies, including the market, income and transaction approaches to arrive at the estimated enterprise value of the Company. We converted the estimated enterprise value by subtracting the debt on the balance sheet as of each valuation date. The resultant equity value was divided by the number of outstanding common shares at each valuation date to determine the fair value of an individual share of common stock.

In the absence of a public market for our common stock, we exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each grant, including the following factors:

•	independent third-party valuations of our common stock performed as of December 31, 2014 and 2013;

•	our historical operating and financial performance;

•	the market conditions for our business and our financial projections for the relevant period;

•	our net leverage and effective interest rates;

•	disposal of our summative testing business;

•	our success in building our management team and efforts to retain and recruit the talent required to support our anticipated growth;

•	the market performance of comparable publicly traded companies in our industry; and

•	U.S. and global capital market conditions.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our exposure to market risk includes changes in foreign exchange rates. We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the United States dollar is the functional currency. Our principal currency exposures relate to the Euro, British Pound, Australian Dollar, Canadian Dollar, Singapore Dollar and Mexican Peso. From time to time, we may enter into hedging arrangements with respect to foreign currency exposures.

Interest Rate Risk

MHGE Facilities

We have issued fixed and floating-rate debt and will be subject to variations in interest rates in respect of our floating-rate debt. Borrowings under our MHGE Facilities will accrue interest at variable rates, and a 100 basis point increase in the LIBOR on our debt balances outstanding as of December 31, 2014 would increase our annual interest expense by $1.8 million.

MHSE Term Loan

We have issued floating-rate debt and will be subject to variations in interest rates in respect of our floating-rate debt. Borrowings under our MHSE Revolving Facility will accrue interest at variable rates, and a 100 basis point increase in the LIBOR on our debt balances outstanding as of December 31, 2014 would increase our annual interest expense by $0.0 million as there were no outstanding loans. Borrowings under our Term Loan will accrue interest at variable rates with a LIBOR floor of 1.25%, and a 100 basis point increase in the LIBOR on our debt balances outstanding as of December 31, 2014 would increase our annual interest expense by $0.0 million.

While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. From time to time we may enter into hedging arrangements with respect to LIBOR borrowings under our MHSE Revolving Facility or MHSE Term Loan or MHGE Facilities.

We do not purchase or hold any derivative financial instruments for trading purposes.

Recent Accounting Standards

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-11 - Inventory (Topic 330) Related to Simplifying the Measurement of Inventory, that applies to all inventory except that which is measured using last-in, first-out (LIFO) or the retail inventory method. Inventory measured using first-in, first-out (FIFO) or average cost is within the scope of the new guidance and should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO of the retail inventory method. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new guidance should be applied prospectively, and earlier application is permitted as of the beginning of an interim or annual reporting period. The Company is evaluating the impact of the standard on its consolidated financial statements.

In June 2015, the FASB issued ASU No. 2015-10 - Technical Corrections and Improvements. The amendments in this ASU cover a wide range of topics in the Codification. The reason for each amendment is provided before each amendment for clarity and ease of understanding. The amendments generally related to: (1) Amendments related to differences between original guidance and the codification, (2) Guidance clarification and reference corrections, (3) Simplification and (4) Minor improvements. These amendments improve the guidance and are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Transition guidance varies based on the amendments in this ASU. The amendments in this ASU that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this ASU. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03—Simplifying the Presentation of Debt Issuance Costs. This ASU changes the presentation of debt issuance costs by requiring an entity to present such costs as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. This guidance is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated balance sheets. In January 2015, the FASB issued ASU No. 2015-01 (Topic 225-20)—Income Statement-Extraordinary and Unusual Items which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items will either be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. This guidance is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12—Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. This ASU may be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is evaluating the impact that this update will have on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09—Revenue from Contracts with Customers, which supersedes most of the current revenue recognition requirements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. Entities must adopt the new guidance using one of two retrospective application methods. This guidance is effective for the Company in the first quarter of 2018 and early application is permitted. The Company is currently evaluating the standard to determine the impact of its adoption on the consolidated financial statements.

INDUSTRY

We compete in the market for educational services in the United States and abroad. It is one of the largest sectors in the United States economy and, according to GSV Advisors, spending on education in 2012 was $1.4 trillion. Global educational expenditures in 2012 were $4.5 trillion and are forecast to increase to $6.4 trillion in 2017, according to GSV Advisors.

Higher Education

We are a leading provider in the market for new instructional solutions in the United States higher education segment, which was estimated to be approximately $4.3 billion in 2014, according to MPI. This market includes digital learning solutions as well as traditional and custom print textbooks, but excludes rental and used print textbooks. Rental and used materials are commonly purchased by students as a substitute for new materials. Based on estimates for used and rental substitutes, the overall market for textbooks is significantly larger than the market for new instructional materials. Based on a report from Veronis Shuler Stevenson, used textbook purchases represent approximately 30% of the overall market, and textbooks represent approximately 8% of the overall market for instructional materials based on a report from Student Monitor. We believe the increased use of digital products will drive significant growth in our addressable market given digital products are not provided in a rental or used form.

The importance of higher education in the United States is clear. 65% of all jobs in the United States will require some form of postsecondary education or training by 2020, up from 28% in 1973 and 59% in 2010, according to Georgetown University Public Policy Institute. We expect another key long-term driver of growth in the higher education market to be increasing student enrollment, which has been steadily growing over the last several decades. Enrollment at degree-granting institutions in the United States was over 20 million in Fall 2013, representing a 2.4% CAGR since 2000 and a 2.1% CAGR since 1970, according to NCES. Since 1970, there have been only three years in which enrollment declined by more than 1% over the prior year (1976, 1984, 1993), and in all three cases, enrollment resumed growth within three years.

Public and political scrutiny of the disparity between funding and student outcomes has increased demand for greater transparency and accountability for spending on education. With educational institutions under pressure to increase their student retention and graduation rates, new and more effective methods of teaching and learning are in demand. Almost 80% of faculty in higher education in the United States believe the most important initiative at their institution is improving student learning outcomes, according to a BISG 2015 survey.

Despite the significant government expenditures in education, low college graduation rates and insufficient job placement in the United States have resulted in additional social and economic costs including rising aggregate and per capita student loan debt and increasing incidents of default. In addition, American students are not learning the skills and knowledge they need to succeed in an increasingly competitive global marketplace.

According to Complete College America, excluding top schools, only 19% of students on average graduate from 4-year schools “on time” (6-years) across the United States and, according to NCES, approximately 60% of first-time, full-time students graduated from 4-year and 2-year institutions in 2013.

In a recent study by the Foundation for Excellence in Education, two-thirds of college professors report that what is taught in high school does not prepare students for college and, according to ACT, 2011, only one in four high school students graduates ready for college in all four core subjects (English, reading, math and science), resulting in a third of students who enter college requiring remedial courses to meet basic levels of proficiency.

Public policy initiatives aimed at improving student outcomes and accountability within higher education in the United States extend to college and career readiness standards in the K-12 market. An important aspect of postsecondary student success is adequate preparation via primary and secondary education. Currently,

1.7 million students each year begin college in remediation and only about a third complete bachelor’s degrees in six years, according to Complete College America. In the United States, improved college readiness has been a focal point for lawmakers, which has led to an increased focus on the linkage between K-12 funding and higher student achievement of educational standards.

K-12

Our addressable K-12 market in the United States was approximately $5.6 billion for the 2015-2016 school year, including adoption and open territory states, according to Simba Information. According to NCES, K-12 enrollment in the United States as of 2011 was nearly 55 million, and enrollment is projected to grow at a compound annual growth rate of 0.4% from 2013 to 2023. We define our K-12 market as divided among basal (core or alternative required grade-level taught subjects that are delivered in a specific order with increasing difficulty), supplemental (academic instruction provided outside the required programs) and intervention products (targeted instruction to students lacking proficiency in a subject matter, or those who have special learning or behavioral needs). Nineteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five to eight year cycle. Growth in the K-12 market is driven by demand for new materials to address college and career readiness standards, increasing state and local budgets for educational materials, and rising student enrollment. Property tax revenue, the primary source for state and local funds for purchases of instructional materials, has been increasing in the United States along with a rise in property values. A rebound in state and local tax revenues has allowed many locales to increase their K-12 spending to address years of pent-up demand created during the recession that started in 2008. Funding levels as reported by NASBO have been somewhat volatile recently, though it appears that funding is improving, particularly at a state level, as tax revenues improve. In 2014, there was a 4.1% annual increase in state level funding and it is expected by NASBO to increase by 4.6% in 2015. In a recent study by the Foundation for Excellence in Education, two-thirds of college professors report that what is taught in high school does not prepare students for college and, according to ACT, 2011, only one in four high school students graduates ready for college in all four core subjects (English, reading, math and science), resulting in a third of students who enter college requiring remedial courses to meet basic levels of proficiency.

Professional

As the United States economy continues to recover, we expect the market for professional education resources to grow, particularly among industry sectors that are experiencing more rapid growth in jobs. The Professional and Business Services and Healthcare and Social Assistance industry sectors are expected to add 8 million jobs by 2022, more than all other United States industries combined, according to BLS. We derive a substantial portion of our Professional revenue from these two markets.

International

The global e-Learning market, including higher education, K-12 and professional training, is expected to grow from $74 billion in 2015 to $131 billion by 2019, with educational content accounting for approximately 80% of the total, according to Technavio. This large international education market is increasingly focused on digital content due to the growing penetration of the smartphone. Individuals in developing countries are nearly twice as likely to use connected devices (i.e. mobile phones or tablets) for educational purposes on a regular basis as those in developed markets, according to Juniper Networks. Today, through our significant investment in digital solutions and DPG, we provide a number of mobile offerings and plan to increasingly capitalize on these strong market trends in the future.

The accelerating shift toward a knowledge-based economy is fueling demand for higher levels of education around the world. The importance of higher education in the United States is clear. 65% of all jobs in the United States will require some form of postsecondary education or training by 2020, up from 28% in 1973 and 59% in 2010, according to Georgetown University Public Policy Institute. As higher education becomes more important to the success of the global economy, governments have increased their emphasis on student preparation and postsecondary readiness through funding requirements of primary and secondary education programs.

The trend towards increased globalization has generated demand for higher levels of educational attainment in international markets as well. There are more than 50 countries in which English is either the official or the primary language and, in many developing countries, educational agendas emphasize the use of English as a universal language for commerce and other sectors of the economy. English is spoken at a useful level by approximately 1.75 billion people worldwide, and is projected to increase to 2.0 billion by 2020, according to the British Council. We believe this trend will increase the readily addressable market for our educational solutions, which are often initially created for English-speaking students before being adapted for international markets.

We expect the investment in education to continue to grow as student enrollment rises around the world. According to UNESCO, global higher education enrollment was nearly 198 million students in 2013, and doubling since 2000. K-12 global enrollment was almost 1.5 billion students in 2013, representing an increase of 20% since 2000.

BUSINESS

We are a leading provider of outcome-focused learning solutions, delivering both curated content and digital learning tools and platforms to the students in the classrooms of approximately 250,000 higher education instructors, 13,000 K-12 school districts and a wide variety of academic institutions, professionals and companies in over 135 countries. We have evolved our business from a print-centric producer of textbooks and instructional materials to a leader in the development of digital content and technology-enabled adaptive learning solutions that are delivered anywhere, anytime. We believe we have established a reputation as an industry leader in the delivery of innovative educational content and methodologies. For example, in the higher education market, we were the first in our industry to introduce digital custom publishing, which permits instructors to tailor content to their specific needs. We also created LearnSmart, one of the first digital adaptive learning solutions in the higher education market, which leverages our proprietary content and technology to provide a truly personalized learning experience for students. Today we have over 1,300 adaptive products in higher education. Since 2009, all of our major K-12 programs have also been created in an entirely digital format.

We believe our brand, content, relationships, and distribution network provide us with a distinct competitive advantage. Over our 125 year history, the “McGraw-Hill” name has grown into a globally recognized brand associated with trust, quality and innovation. We partner with more than 14,000 authors and educators in various fields of study who contribute to our large and growing collection of proprietary content. Our collection includes well-known titles and programs across each of our principal markets. For example, in the United States higher education market, Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn) is a leading Economics program. Led by our flagship reading program for the U.S. K-12 market, Reading Wonders we generated approximately a 33% market share in new reading adoptions across all formats in 2014. In addition, Harrison’s Principles of Internal Medicine is one of the most widely-sold global medical reference solutions to the professional market, with our complementary digital offering AccessMedicine available in almost every medical school in the United States. We sell our products and solutions across multiple platforms and distribution channels, including our large network of nearly 1,450 sales professionals.

As learners and educators have become increasingly outcome-focused in their search for more effective learning solutions, we have embraced adaptive learning tools as a central feature of our digital learning solutions. Adaptive learning is based on educational theory and cognitive science that emphasizes personalized delivery of concepts, continuous assessment of gained and retained knowledge and skills, and design of targeted and personalized study paths that help students improve in their areas of weakness while retaining competencies. We have developed a unique set of digital solutions by combining innovative adaptive learning methods with our proprietary content and digital delivery platforms. These solutions provide immediate feedback and are more effective than traditional print textbooks in driving positive student outcomes. For example, in a 2012 study at Clemson University, the Pre-Calculus pass rate improved from 50% in the traditional course to 70% in a course utilizing our ALEKS solution. Furthermore, studies have demonstrated that our LearnSmart solution has consistently improved student outcomes. At Jefferson Community and Technical College in the first semester after introducing SmartBooks, the number of students earning A’s and B’s increased 10% from 56% to 66%. At Madison Area Technical College, student exam score averages have also climbed consistently by as a much as 10% on the first test and 17% on the final exam after implementing SmartBooks. In the United States higher education market, where the pace of digital adoption is the most rapid of all of our end markets, the success of our sales of adaptive offerings has led to a 140 basis point increase in higher education market share from 2012 to 2014 according to MPI, an independent education research firm.

Our four operating segments are:

(1)

Higher Education (45% of total revenue in 2014): We are a top-three provider in the United States higher education market with a 21% market share as of December 2014 according to MPI. We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. We also increasingly sell directly to students via our proprietary e-Commerce platform, which currently represents one of our three largest distribution channels in this segment, with revenue having grown from $20.0 million and $46.0 million for the periods from January 1, 2013 to March 22, 2013 (Predecessor) and March 23, 2013 to December 31, 2013 (Successor), respectively, to $105 million for the year ended December 31, 2014. For the year ended December 31, 2014, 38% of Higher Education revenue was derived from digital products.

(2)	K-12 (31% of total revenue in 2014): We are a top-three provider in the United States K-12 curriculum and learning solutions market with a 19% market share as of December 2014 according to AAP. We sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions. We believe that the quality of our blended offerings has been driving significant growth in both print and digital revenue. For the year ended December 31, 2014, 21% of K-12 revenue was derived from digital learning solutions.

(3)	International (18% of total revenue in 2014): We leverage our global scale, including approximately a 470 person sales force, brand recognition and extensive product portfolio to serve students in the higher education, K-12 and professional markets in over 135 countries outside of the United States. Our products and solutions for the International segment are produced in nearly 60 languages and primarily originate from our offerings produced for the United States market and that are later adapted to different international markets. Sales of digital products are growing significantly in this market, and we continue to increase our inventory of digital solutions. For the year ended December 31, 2014, 9% of International revenue was derived from digital products.

(4)	Professional (6% of total revenue in 2014): We are a leading provider of medical, technical and engineering content for the professional, education and test prep communities. Our digital subscription products have averaged approximately 93% annual retention rates over the last three years and are sold to over 2,700 customers, including corporations, academic institutions, libraries and hospitals. For the year ended December 31, 2014, 44% of Professional revenue was derived from digital products, including digital subscription sales.

For the nine months ended September 30, 2015 and the year ended December 31, 2014, we generated revenue of $1,410 million and $1,856 million, respectively. For the nine months ended September 30, 2015 and the year ended December 31, 2014, we generated a net (loss) of $(100) million and $(331) million, respectively. For the nine months ended September 30, 2015 and the year ended December 31, 2014, we generated Adjusted Revenue of $1,663 million and $2,035 million, respectively, and Adjusted EBITDA of $498 million and $472 million, respectively. See “Summary Historical Combined Consolidated Financial Data.”

Our Digital Learning Solutions

Since the acquisition of our business in 2013 by Apollo, we have invested significantly in our digital learning solutions and DPG. DPG was formed in 2013 to drive innovation and develop, maintain and leverage our digital learning solutions, technology tools and platforms across our entire business. To maintain and grow our leading digital position, we have increased our annual digital learning solutions spending, including operating and capital expenditures, from less than $90 million in 2012 to $150 million in 2014. We expect to invest in excess of $175 million in 2015. We believe that the effectiveness of our product platforms and DPG support capability give us a competitive advantage because we are not reliant on third parties and do not need to rationalize and integrate multiple product platforms obtained through acquisitions with siloed technology support models. In addition, our digital capabilities have allowed us to drive market share growth, promote recurring usage by instructors, sell directly to students and disintermediate used and rental printed textbooks.

DPG’s mission-driven technology team manages concurrent, enterprise-wide projects leading to continuous innovation, an effective software development life-cycle, reduced cycle times and consistent on-time releases. DPG has also increased the reliability and performance of our learning solutions platforms through an intense focus on ongoing product assessment and improvement. Due to our focus on developing innovative digital solutions, we have been able to attract top technology talent and currently employ more than 460 full-time employees in DPG, including more than 205 engineers, 75 user experience designers, more than 75 technical product managers, 20 data scientists and software solutions architects and over 80 customer-facing and other associated support staff across our digital hubs in Boston, Seattle, Irvine, New York City and Columbus.

We have complemented our internally developed digital learning solutions with select acquisitions, including ALEKS, LearnSmart and Engrade. These acquisitions, along with our internal capabilities, enable us to own and control all of the key technologies necessary to implement our digital strategy.

We believe that user engagement data on our learning platforms is one of the most important metrics available to track learning progress. According to Student Attitudes Toward Content in Higher Education (2015, BISG), 80% of the higher education faculty in the United States who use an integrated digital learning system rely on completion of digital homework assignments to measure student progress. Therefore, we monitor growth in unique users and number of homework assignments assigned and submitted as indicators of student and instructor engagement, all of which have experienced significant growth. In 2014, homework assigned by instructors and homework submitted by students increased by 48% and 32%, respectively. In addition, we believe the value that our learning solutions provide can be seen in the growth of our digital revenue. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), digital revenue was $517 million, $344 million and $74 million and $333 million, respectively. This represents 28%, 22% and 32% and 17% of total revenue, respectively, or an increase of 24% from 2013 to 2014 and 26% from 2012 to 2013.

We organize our digital learning solutions in two categories: Open Digital Learning Environment and Adaptive / Intelligent Content.

Open Digital Learning Environment

Our Open Digital Learning Environment solutions are designed to facilitate student-instructor interaction. These solutions allow instructors to create and assign materials, build lesson plans, use third party content, integrate into a student information system, manage grading and track student engagement and progress. Unlike traditional methods of learning, our solutions allow students the flexibility to interact with course content and the instructor anytime and anywhere. We believe these products promote higher student retention and better outcomes. Our solutions include:

•	Connect: a mobile-first open learning environment for the higher education market with 3.2 million unique users year-to-date as of September 30, 2015, an increase of 12% over the prior year. Using the Connect solution, instructors created nearly 8.5 million assignments, and students submitted nearly 60.9 million assignments, representing year-over-year growth rates of 53% and 14%, respectively;

•	Engrade Pro: an open platform for K-12 education that unifies data, curriculum and educational tools to drive student achievement and inform district educational strategy; and

•	ConnectEd: an open learning environment delivering our content for K-12 with 4.0 million unique users year-to-date as of September 30, 2015, an increase of 37% over the prior year.

Adaptive / Intelligent Content

We believe that our digital adaptive technologies, which are delivered in our open digital learning environment, help students study more effectively and efficiently by guiding them through a personalized experience. Individual learning plans are continually adapted to the student’s needs to focus their attention on what they need to learn the most, at precisely the time they need to learn it. Key offerings of our Adaptive/Intelligent Content include:

•	LearnSmart: an adaptive learning program that personalizes learning and designs targeted study paths for students, with 2.0 million unique users year-to-date as of September 30, 2015, an increase of 28% over the prior year. LearnSmart is primarily sold in the higher education market and is being expanded to K-12 and International. In the higher education market, LearnSmart is utilized in a wide variety of courses, including managerial accounting, economics, communications, Spanish and social studies;

•	ALEKS: an adaptive learning math product for the K-12 and higher education markets, with 2.3 million unique users year-to-date as of September 30, 2015, an increase of 41% over the prior year;

•	SmartBooks: an adaptive reading product introduced in Higher Education in 2013 designed to help students understand and retain course material by guiding each student through a highly personal study experience. The student reads the chapters in SmartBooks and is prompted by LearnSmart questions to identify recommended areas of focus. This product is primarily sold in the higher education market across a variety of courses. We began to release SmartBooks in the K-12 and international markets during 2015; and

•	Connect Insight: a visual analytics dashboard, available to both instructors and students, that provides actionable information about student performance to help improve class effectiveness. Connect Insight presents assignment, assessment, and topical performance results along with a time metric that is easily visible for aggregate or individual results. Using visual data displays that are each framed by an intuitive question, Connect Insight gives both instructors and students the ability to take a just-in-time approach to teaching and learning.

Our business model is transitioning to digital learning solutions with the benefit of the transition most observable in our Higher Education business. While the overall market adoption of digital has been slower in K-12 than Higher Education, recent sales of digital have begun to increase in the K-12 market as well. The following charts illustrate the growth in digital revenue as a percentage of the total revenue generated by Higher Education and K-12, our two largest business segments, during the period from 2010 to 2014. In 2014, these two segments generated 76% of our total revenue.

Our Competitive Strengths

We believe the following to be our most important competitive strengths:

Widely recognized brand with global reach and expansive scale.

We believe our brand recognition is driven by our long-standing history of over 125 years in the industry and our ownership of globally well-known titles such as Harrison’s Principles of Internal Medicine and Samuelson’s Economics, which have been cornerstones of education around the world for decades. We distribute our products in over 135 countries across Asia-Pacific, Europe, India, Latin America and the Middle East, and approximately 27% of our nearly 4,800 employees are based in over 35 offices in 27 countries outside of the United States. We believe that our brand, global reach and scale provide us with a defensible market position and present significant barriers to entry. We expect to leverage our market position and internal infrastructure and operational resources to further grow revenues and gain market share by increasing distribution of learning solutions through our network.

In the United States, our products are sold in over 5,000 higher education institutions and 13,000 K-12 school districts across all 50 states. Our nearly 1,450 person sales force maintains close relationships with the individual instructors that represent the primary decision makers in the higher education market and the states, school districts, and individual schools that primarily make purchase decisions in the K-12 market. In the K-12 market, our market leading basal programs such as My Math and Reading Wonders have enabled us to achieve approximately 29% total market share in large state adoptions in 2014. In addition, our growing suite of digital products allows us to develop direct relationships with an even larger group of customers, including over 3 million higher education students and instructors who were users of our Connect platform in 2014, including almost 300,000 outside the United States.

Proprietary and unique content, developed over many years, leveraged in digital adaptive learning.

Our portfolio of proprietary content developed over 125 years and built around market leading titles has been the foundation of our transformation into a large and growing digital learning solutions provider. In 2014, we generated 49% of our Higher Education revenues from titles with #1 or #2 market shares in their respective disciplines. This market leadership has uniquely positioned us to extend our portfolio of traditional print products by offering digital alternatives and new digital solutions that incorporate our existing content and curriculum. The future potential of digital learning solutions is illustrated by a 2015 BISG survey which states that 77% of the instructors who use an integrated digital learning system, such as our Connect platform, require the purchase of that system for their courses and base approximately 26% of the students’ grades on homework assigned through such platforms.

In addition to leveraging digital formats to extend the reach of existing print content, we create all new content in a digital format and optimize it for use in an adaptive environment. This has reduced our development costs and enhanced our ability to use new content for the future development of additional products. We believe that our repositories of over nine petabytes of digital content, which is over nine million gigabytes, provide us with an opportunity to more quickly and effectively bring future products to market. Our centralized DPG team ensures that all of our digital solutions are immediately available to customers running a wide range of different technology architectures.

Diversified portfolio of education businesses and unified approach to digital.

We have a unique presence across the learning continuum, including higher education, K-12 and professional, with additional operations in the international markets. Our presence across the full continuum allows us to mitigate the cyclicality of the individual segments. The higher education segment of our business, which represented approximately 45% of our revenue in 2014, has historically proven to be countercyclical, balancing out cycles experienced by the K-12 business. During and immediately following recent economic downturns, postsecondary enrollment rates have tended to rise while postsecondary attrition rates have tended to decline. We believe this is driven by the lower opportunity cost for enrolling or staying in college during times of relative economic weakness and higher unemployment. In the current economic environment, characterized by a slow recovery, the K-12 market is benefiting from increased state and local government spending while higher education enrollment has begun to slow.

In addition to making our product development more innovative and faster to market, our DPG organization has allowed us to spread significant R&D spend across our entire revenue base and leverage investments in products developed for one segment across our entire product suite. This centralized approach provides superior capital efficiency to a siloed development model. The creation of DPG, along with the acquisitions of ALEKS, LearnSmart and Engrade, enables us to own and control all of the key technologies necessary to implement our digital strategy.

First mover in digital adaptive learning solutions and strong capabilities in digital technology.

We believe the significant investment we have made in our digital capabilities has made us a longstanding leader in digital adaptive learning. Today, our annualized spend in our Digital Platform Group, including operating and capital expenditures, has grown to $150 million in 2014, up from $90 million in 2012. In 2015, we expect to invest in excess of $175 million in DPG. In addition to our organic investments, we have committed in excess of $200 million for the acquisitions of ALEKS, LearnSmart and Engrade, which have significantly strengthened our platform and adaptive digital offerings. Our LearnSmart solution has been one of the most widely used adaptive platforms in higher education since its launch in 2009, and ALEKS, our digital adaptive learning solution originally developed for K-12 math, originated in 1992 with a National Science Foundation grant. Our long history of offering adaptive learning solutions has allowed us to develop a growing and robust database of student interactions relating to achievement of learning objectives, which we use to continuously improve the effectiveness of our platforms. For example, LearnSmart has generated over 4.4 billion interactions with students since inception, growing at a rate of more than 100 million interactions per month. In addition to using this information to enhance the effectiveness of our adaptive tools, we share data on interactions with instructors to help them more effectively integrate our solutions into their lessons, focusing on content that students are having difficulty learning, reinforcing our relationships and making our solutions more difficult to displace.

Our interactions data are also leveraged on an ongoing basis to create new adaptive technology solutions. For Higher Education, our SmartBooks adaptive offering, introduced in 2013, is among the first adaptive reading experiences for higher education that utilizes data analytics combined with a deep repository of proprietary content to improve learning outcome. In the higher education market alone, we have increased our number of adaptive products from 40 in 2012 to over 1,300 as of September 30, 2015.

Highly attractive business model positioning us for growth.

We enjoy a business model that is highly cash generative. Since 2012 through the end of 2014, we have generated Free Cash Flow From Operations of approximately $1.5 billion. As we derive an increasing amount of Adjusted Revenue from digital products, we have been able to operate our business with decreasing levels of pre-publication and capital expenditures and less working capital requirements. Our strong cash flow has enabled significant investment in our digital capabilities, several key strategic acquisitions, return of capital to our shareholders and continued deleveraging. Since the Founding Acquisition in 2013, our strong cash flow has funded three acquisitions, including ALEKS, LearnSmart and Engrade, that included cash components totaling $138 million. We also completed a minority interest buy-out of Ryerson Canada (our Canadian business) for $27 million and made a minority investment in English Language Learning provider Busuu for €6 million. In addition, we have made significant investments in the staffing of DPG, which supports ongoing innovation, development and maintenance of our technology platforms, reducing our pre-publication and capital expenditure requirements and our dependence on third parties.

In addition to our ongoing shift towards a more digitally-enabled model, another important driver of increasing free cash flow generation has been our demonstrated success in implementing various cost saving measures. We expect these opportunities to continue to improve our operating margins and fund additional investment in our digital capabilities. Since our March 2013 sale to Apollo through September 30, 2015, we have identified and actioned nearly $154 million of annualized cost savings, with approximately $111 million realized to date. We plan to achieve the full run-rate benefit of these savings by the end of 2017.

Talented management team and employee base.

Since being acquired by Apollo in March 2013, we have enhanced our leadership team with the addition of proven leaders including a new CEO, Presidents of each business segment, a Head of Strategy, a new CIO and a Head of Communications. Our leadership team consists of professionals averaging over 20 years of experience in a range of industries that include education, technology and media with various leadership positions at Bain, Gartner, Harvard Business School, Pearson, Reed Elsevier, Standard & Poor’s, Sylvan Learning, Symbian, UBM, and Wolters Kluwer as well as start-ups such as Intelligent Solutions. We have nearly 4,800 employees world-wide with more than 460 full-time employees in DPG, including more than 205 engineers, 75 user experience designers, more than 75 technical product managers, 20 data scientists and software solutions architects and over 80 customer-facing and other supporting staff.

Our Growth Strategies

The key elements of our growth strategies are described below.

Further our leadership in digital solutions and digital technology.

We intend to capitalize on the increasing market demand for digital learning solutions by expanding our portfolio of technology-enabled adaptive tools and learning solutions. By leveraging a common software architecture and platform, we will be able to quickly design, develop and test innovative products. Our next generation products, several of which have been recently deployed or are currently in development, will also benefit from the experience we have gained from our existing product suite. These products will have enhanced flexibility, provide greater ability for our users to create custom solutions, and better analyze learning data. We believe these next generation products will further our leadership in our key markets and allow us to grow our revenues at a faster rate than the overall market.

We also expect that increased adoption of our digital solutions in the higher education market will expand our revenue opportunity by limiting the availability of used and rental alternatives. As instructors mandate and integrate digital solutions into their classrooms, learning will become more personalized. We believe there is a significant growth opportunity for the use of personalized learning programs, which can further the disintermediation of the used and rental market.

In order to better leverage technology across all of our businesses, drive product innovations and create a more efficient product development process, we are consolidating technologies to eliminate duplicative capabilities. We expect this effort will reduce maintenance costs and unlock creative synergies across our engineering teams. We will also streamline our tools and platforms for efficient and effective delivery with open application program interfaces. This rationalization and simplification of our delivery platforms will reduce costs, freeing up capital for investment in new products.

Increase our penetration in our largest, most profitable disciplines and sub-markets.

In Higher Education, we intend to make additional investments in large customer segments with the greatest strategic value, such as freshman and sophomore general education and developmental courses. As a core competency, we will continue to identify high value segments through rigorous customer segmentation analysis and discipline-specific market insight. These key areas contain the least specialized curriculum, have the highest enrollment, are likely to be taught at a high percentage of institutions and will benefit the most from digital solutions that track students’ progress. By focusing our investments on these areas, we believe we can increase market share and drive further revenue growth. Going forward, we will prioritize opportunities based on rigorous customer segmentation analysis and specific market insights.

To increase penetration and drive better student outcomes in K-12, we will target synergies across the entire learning environment, including technology platforms and services, and leverage our existing sales, marketing and product development capabilities to further penetrate the market. We will leverage our digital adaptive assets, ALEKS and LearnSmart, to accelerate our penetration of digital products while also emphasizing the research-basis of revitalized programs such as Everyday Mathematics and Open Court Reading. We will continue to compete in all major state adoptions, especially the upcoming California adoption in 2016, as well as Texas, Florida and other adoption states in 2017 and later years.

Introduce new enterprise solutions aimed at education effectiveness and student retention.

We believe our learning science focus, highly talented DPG team and the large amount of data we collect via our adaptive learning solutions uniquely position us to offer enterprise services that help our institutional customers improve educational outcomes and accountability. We intend to sell a number of new products and services, including our Connect Insight product, that offer enterprise-wide course development and design services, analytical tools focused on optimizing student performance and retention, and college and career readiness programs and services.

Leverage our digital solutions in International and Professional markets.

We intend to leverage our large global sales presence, our DPG team, deep local knowledge and numerous strategic partnerships to adapt our leading portfolio of English language content and digital solutions to meet local market needs, such as culture, language and curricula. We believe that this will allow us to rapidly scale our presence in international markets, with particular focus on emerging markets in Latin America, the Middle East, Africa and Asia Pacific.

We also believe we can achieve significant growth by utilizing our adaptive learning competencies to enter and disrupt attractive education segments. These include the high stakes test preparation markets in selected geographies, vocational and skills-based training markets, and the corporate training market where personalized adaptive learning has significant value to the enterprise.

License our software and platforms to other education industry participants and the corporate training market.

We intend to license our leading portfolio of software, platforms and capabilities to other market participants in both the education and corporate markets. Education industry participants, such as universities and international content providers, can save significant development costs by using our technology to deliver their own content, in their own local languages and with features designed for their own unique markets. We have estimated this addressable market at approximately $1 billion, which is based on our estimate of the potential for publishers who do not have their own digital solution or are sub-scale in education to outsource their technology development efforts to us.

We will also market to corporate partners who can benefit from our proven and effective adaptive technology, especially in high-stakes areas where it is important to demonstrate mastery. This will allow corporate partners to provide personalized corporate training and professional development programs that capitalize on our data reporting and analysis tools. In 2015, we launched our first successful pilot of this program, which we have already expanded, and our pipeline of potential education and corporate clients is building. According to IDC, the U.S. corporate e-learning market was estimated at $16.8 billion in 2015 and grew at a 8.7% compound annual growth rate since 2006. While it is difficult to estimate our direct addressable market, the overall level of spending on U.S. corporate e-learning does present a significant growth opportunity.

Continue to evolve our digital-centric business model to generate significant free cash flow.

We will continue to drive towards a digital-centric business model which will allow us to continue to generate significant free cash flow over time as we derive an increasing proportion of our sales from digital learning solutions. We expect our digital-centric model to continue to result in higher margins and lower capital intensity as we drive efficiencies in our business from reduced operating expenditures, reduced print inventory and more efficient pre-publication investment relative to revenue. We expect to use our free cash flow to fund our growth, delever our balance sheet and, potentially, return capital to shareholders over time.

Selectively pursue acquisitions.

We will consider acquisitions that expand our product offerings, accelerate our digital product development and add important content. We believe our brand and scale allow us to derive significant benefit from emerging education technology companies, which would be challenged to attain a significant market position as standalone companies.

Our Products

Higher Education Products

Higher Education provides adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products with capabilities in adaptive learning, homework tools, lecture capture and LMS integration for post-secondary markets. We have invested significantly in a suite of digital and custom learning solutions, and our instructional materials include digital and printed texts, lab manuals, interactive study guides, testing materials, software and other multimedia products covering the full spectrum of subjects. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business, Economics and Career; (ii) Science, Engineering and Math; and (iii) Humanities, Social Science and Languages. Substantially all of Higher Education’s revenue is generated from approximately 2,000 individual titles, including print and digital formats, with no single title accounting for more than 2% of revenue. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright in major markets, providing us the exclusive right to produce and distribute such content in those markets during the applicable copyright term. Higher Education’s products consist of the following:

I. Digital Learning Solutions

Higher Education’s digital learning solutions include, among other features, adaptive digital learning tools, online assessment software, course management software, cloud-based classroom activity capture and replay, online access to eBooks and social network and community tools. These solutions form a seamless, fully-digital ecosystem that enhances the value and results of higher education over the entire learning lifecycle. We have increased the number of adaptive offerings from 40 in 2012 to nearly 575 in 2013 and to over 1,000 at the end of 2014. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), Higher Education digital revenue represents 38% ($319 million), 32% ($211 million) and 45% ($49 million), and 28% ($216 million) of total Higher Education revenue, respectively.

Our core digital learning platforms include:

McGraw-Hill Connect: a mobile-first open learning environment that allows instructors to integrate digital content into their programs and create a customized learning environment, accessible by students anytime and anywhere through their devices. Students can learn interactively through homework and practice questions, embedded video, simulations, virtual laboratories, audio programs and online games. McGraw-Hill Connect contains a suite of tools, including integrated eBooks, course and assignment set-up tools, grading and feedback tools, learning aids, reporting tools and the ability to integrate with our LearnSmart and Tegrity products to create a more seamless course experience. McGraw-Hill Connect is offered for most core freshman and sophomore level courses in the United States and served 3.2 million unique users across campuses nationwide during the nine months ended September 30, 2015, an increase of 12% over the prior year.

LearnSmart: an adaptive learning program that personalizes learning and designs targeted study paths for students through specific courses. LearnSmart is an interactive product that determines which concepts the student does not know or understand and teaches those concepts using a personalized plan designed for each student’s success. All LearnSmart questions are tied to clear learning objectives. When students answer questions, they also rank how confident they are in their answers. Based on each student’s response and level of certainty, LearnSmart continuously adapts the content and probes presented to each student, so the material is always relevant and geared towards mastering the learning objectives. Once a concept is mastered, LearnSmart then identifies the concepts students are most likely to forget throughout the term and encourages periodic review to ensure that concepts are truly retained. LearnSmart has generated over 4.4 billion interactions with students since inception, growing at a rate of more than 100 million per month. According to studies, LearnSmart has consistently improved student outcomes. LearnSmart served 2.0 million unique users during the nine months ended September 30, 2015, an increase of 28% over the prior year.

SmartBooks: an adaptive reading product introduced in Higher Education in 2013 designed to help students understand and retain course material by guiding each student through a highly personal study experience. Each SmartBook helps make studying more efficient and effective by offering features not present in traditional print products, including adaptive content, search/index functionality, note taking capabilities, embedded video and interactive elements. The SmartBooks product also makes use of our LearnSmart adaptive technology. When a student reads the chapters in SmartBooks, they are prompted by LearnSmart questions to identify recommended areas of focus for the student. Our SmartBooks are primarily sold in the higher education market across a variety of courses and are designed to be compatible with a broad range of devices, including the Kindle and Nook eReaders, the iPad and other tablets and standard desktop and laptop computers. We believe that SmartBooks will continue to increase in popularity as the prevalence of these digital reading devices also increases.

Our SmartBooks contain rights management features that are designed to prevent copying or resale. Students pay for them based on usage for one school term. The amount paid is designed to be comparable to the cost of a one-term rental of a print textbook. Therefore, our SmartBooks are priced lower than print textbooks but cost us less to distribute and manufacture, leading to a comparable gross margin. Moreover, our bundling of digital solutions with SmartBooks augments the economics of a digital sale and further improves the economics relative to the traditional all-print model.

ALEKS: an adaptive learning math product for the higher education market initially developed in 1992 with a National Foundation grant. ALEKS uses research-based artificial intelligence to rapidly and precisely determine each student’s knowledge state, pinpointing exactly what a student knows. ALEKS then instructs the student on the topics he or she is most ready to learn, constantly updating each student’s knowledge state and adapting to the student’s individualized learning needs. Higher Education has marketed and sold ALEKS for math in the higher education space for more than 16 years. ALEKS served 1.0 million unique users in Higher Education during the nine months ended September 30, 2015, an increase of 18% over the prior year.

Connect Insight: a visual analytics dashboard, available to both instructors and students, that provides actionable information about student performance to help improve class effectiveness. Connect Insight presents assignment, assessment, and topical performance results along with a time metric that is easily visible for aggregate or individual results. Using visual data displays that are each framed by an intuitive question, Connect Insight gives both instructors and students the ability to take a just-in-time approach to teaching and learning. By providing actionable recommendations, Connect Insight guides students towards behaviors that could increase performance and enables instructors to give targeted instruction precisely when and where it is needed.

McGraw-Hill Create: a self-service website that enables instructors to discover, review, select and arrange content into personalized print or electronic course materials. Instructors can curate customized course materials from a content portfolio consisting of 7,900 textbooks, 17,300 articles, 46,500 cases, 8,900 readings and 2,100 digital offers. Instructors can further supplement the materials with their own custom content. McGraw-Hill Create allows the creation of customized textbooks across a number of disciplines and study areas, including accounting, business law, economics, finance, management, marketing, philosophy, political science, sociology, world languages, anatomy and physiology, chemistry, engineering, biology, psychology, English and mathematics.

Tegrity: a fully-automated lecture capture solution used in traditional, hybrid and online courses to record lectures as well as supplementary course content. Tegrity is designed to enhance both on-campus and remote learning by allowing instructors to efficiently distribute lecture content and allowing students to learn anywhere and everywhere through digital devices. Unlike our other higher education products sold to instructors, Tegrity is sold primarily on an institutional basis.

McGraw-Hill Campus: a service that makes digital learning resources accessible to faculty and students. All faculty, whether or not they use McGraw-Hill titles, can browse, search and access the entire library of McGraw-Hill instructional resources and services, including eBooks, test banks, PowerPoint slides, animations and learning objects. This service can be accessed from any LMS at no additional cost to the institution. Users also have single sign-on access to McGraw-Hill digital platforms, including McGraw-Hill Connect, ALEKS, Create, and Tegrity and can help teachers build an effective digital course. It also provides the ability to sync and monitor student scores from most McGraw-Hill Higher Education platforms directly to the LMS gradebook.

II. Custom Publishing

Higher Education’s custom publishing solutions provide educators the ability to weave together various elements including digital text, digital solutions, print, videos, charts and their own materials into a seamless, tailored learning solution, replacing traditional print textbooks and printed class materials. Custom materials, by their nature, have a higher sell-through rate and are more likely to have their content frequently updated by the instructor, resulting in frequent new publications, forced obsolescence of old editions and more limited re-distribution potential into used or rental markets. Custom products create strong loyalty from educators, as they typically invest significant time and effort into creating unique learning solutions tailored to their teaching styles. Our custom publishing solutions are often bundled arrangements that require us to attribute value to the digital component separately. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), Higher Education custom publishing revenue, excluding the digital component represents 29% ($240 million), 32% ($211 million) and 15% ($16 million), and 24% ($186 million) of total Higher Education revenue, respectively.

III. Traditional Print

Higher Education continues to provide students with traditional print textbooks, including a library of titles covering the full spectrum of subjects, written by some of the top authors and experts in their respective fields. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), Higher Education traditional print represented 33% ($281 million), 37% ($243 million) and 40% ($43 million), and 48% ($365 million) of total Higher Education revenue, respectively.

K-12 Products

Our K-12 product portfolio includes thousands of instructional resources across hundreds of programs, covering nearly all courses offered in K-12. We also provide the ability to tie instruction and assessment together into a robust platform for school district support and data-driven instruction. This includes strong curriculum resources plus adaptive and formative assessment engines. While the McGraw-Hill name has been a respected source for printed textbooks and teacher materials for generations, we are also recognized for our pure digital programs and our hybrid solutions that blend digital and print in customized packages. Our K-12 business is one of the few providers that offer the diversity of product to actively serve core K-12 markets and niche and specialized markets. In our core markets our offerings include Reading Wonders and My Math and in our niche and specialized markets we offer well known programs such as SRA Open Court Reading and Number Worlds. We focus on supporting each state’s chosen standards through comprehensive and robust offerings. All our key programs meet the Common Core and college and career readiness standards, as well as the standards chosen by each state to support its learning goals.

I. Core Programs

Core basal programs consist of digital and print products that serve mainstream educators with research-based, comprehensive learning solutions. Core basal programs are designed to provide the entire curriculum for a course, including student instruction, practice, assessment and remediation as well as teacher materials. These programs may have as few as five or six components (such as in some high school courses) or thousands of components (such as in K-5 reading and math programs). Core basal programs comprise approximately 76% of K-12’s sales and cover all major instructional subjects including Reading, Math, Social Studies, Science, and Literature, while the balance includes specialized programs that include a wide range of products targeted at certain niche markets.

•	Alternative Basal Products: comprehensive classroom programs for particular segments of the market that require distinct learning methodologies, such as reading teachers who want more directed, skills-oriented programs and math teachers who want more reform-based, hands-on mathematics programs. These unique programs demand specialized authors, editing and design skills, marketing strategy and a true consultative selling model. K-12 is among the largest education providers in its ability to deliver all of these critical elements.

•	Intervention Products: programs with targeted instruction to students lacking proficiency in a subject matter, or those who have special learning or behavioral needs. Nearly all students require extra instructional support at one time or another and K-12 builds this support into all of its Core Basal Programs while also providing separate targeted programs for intervention and remediation. Programs include products that focus on reading and mathematics support, and remediation solutions in science, social studies, career and college readiness, workplace skills and other areas of need.

•	Supplemental Products: additional learning resources when core program solutions do not meet all of the needs of certain educators, such as extra online practice in multiplication, kits that enhance phonics skills, practice books for basic workplace skills or biography readers for middle school students. K-12 competes in this segment due to its specialized product development capabilities and experienced sales staff who know how to market to these educators.

For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), K-12 traditional print represented 79% ($449 million), 86% ($457 million) and 71% ($31 million), and 90% ($596 million) of total K-12 revenue, respectively.

II. Digital Learning Solutions

Digital resources are an essential part of the instructional mix across both core basal and specialized programs. The recent and dramatic increase in hardware, online connectivity and educational focus on technology has brought many classrooms to a digital tipping point. With the significant investment in its digital portfolio over recent years, K-12 has an opportunity to capitalize on this ongoing digital transformation and has developed a number of fully online learning programs. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), K-12 digital revenue represented 21% ($116 million), 14% ($77 million) and 29% ($12 million), and 10% ($63 million) of total K-12 revenue, respectively.

•	ALEKS: an adaptive learning math product for the K-12 market. ALEKS uses research-based, artificial intelligence to rapidly and precisely determine each student’s knowledge state, pinpointing exactly what a student knows. ALEKS then instructs students on the topics they are most ready to learn, constantly updating each student’s knowledge state and adapting to the student’s individualized learning needs. While ALEKS specializes in remedial and developmental math, we have also integrated ALEKS into all of our secondary math offerings. During the nine months ended September 30, 2015, ALEKS served 1.3 million unique users in K-12, an increase of 65% over the prior year.

•	ConnectEd: an open learning environment providing access and customization of our content for K-12 users with 4.0 million unique users during the nine months ended September 30, 2015, an increase of 37% over the prior year. The platform offers a digital learning solution for teachers and students to access teaching and learning resources.

•	Engrade Pro: an open platform for K-12 education that unifies the data, assessment, curriculum and educational tools to drive student achievement and inform district educational strategy. Its K-12 stakeholders have access to content delivery and authoring tools, a communications suite, data reporting tools, and single sign-on interfaces. Based on its open architecture, Engrade can integrate third party content and partners along with K-12 instructional resources and Acuity assessments. Engrade will serve as a basis for the future MHE open digital learning platform, which is seamless, modular and open.

•	Acuity: an interim and benchmarking formative assessment tool, used to deliver an adaptive assessment of student performance versus defined standards. We have developed approximately 100,000 unique assessment items to offer a powerful solution to customers.

•	LearnSmart: similar to our higher education offering, LearnSmart is an adaptive learning program being deployed with the majority of K-12’s grade 6-12 resources. This allows for more robust data capture, the ability to provide strong reporting, insight into student understanding, an adaptive feedback loop, and the opportunity for increased student achievement.

•	Thrive: K-12 delivers a solution for one-to-one school districts and classrooms with integrated curriculum supporting English language, arts, math and science. This program combines K-12’s content and services with a unique digital teaching platform to offer a completely digital, personalized educational environment for each student, while keeping the teacher at the center of the classroom.

International Products

International sells higher education, K-12, professional and other products and services to educational, professional and English language teaching markets in nearly 60 languages across Asia-Pacific, Europe, India, Latin America, the Middle East, and North America. While the business mix and strategic focus of International varies from region to region according to local market dynamics, International’s business strategy leverages the content, tools, services and expertise from our domestic businesses. As a result of the widespread use of English as a universal language, a majority of International’s revenue during the year ended December 31, 2014 was generated by selling our unmodified English language products internationally. Approximately 67% of International’s revenue was generated from such unmodified products together with minor regionally-driven cosmetic changes or translations of English language products. Approximately 33% of International’s revenue for the year ended December 31, 2014 was derived from content created in local markets or products originating from unrelated publishers for distribution in our international markets. Although approximately 91% of International’s 2014 revenue was generated by traditional print products, digital offerings are driving significant international growth. In more developed markets, with a greater prevalence of digital devices, many of our U.S.-developed digital solutions, such as McGraw-Hill Connect, ALEKS and LearnSmart are gaining market share. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), International traditional print revenue represented 91% ($303 million), 94% ($278 million) and 94% ($50 million), and 97% ($358 million) of total International revenue, respectively.

Professional Products

Professional is a leading provider of medical, business, technical and engineering content and training solutions for the professional, education and test prep communities. Professional’s products include digital product portfolios and textbooks easily accessible through whichever medium our student and professional customers prefer. Professional’s digital product portfolio spans two main categories: (i) digital subscription services and (ii) eContent (including eBooks and related applications).

I. Digital Subscription Services

Digital subscription services are platforms that provide searchable and customizable digital content integrated with highly functional workflow tools. Professional offers 20 digital subscription services which are organized across three broad subject categories: (i) Medical, (ii) Engineering and Science, and (iii) Test Prep. These products are sold on an annual subscription basis to over 2,700 corporate, academic, library and hospital customers as of December 31, 2014. Our digital subscription services customer base has a retention rate across major platforms of approximately 93% over the last 3 years.

The flagship Access line of products provide an integrated digital workspace that combines Professional’s content, contextualized rich media and high-functionality workflow tools such as custom curriculum, which allows instructors to select specific reference content, videos, and animations, assign to students and monitor progress. For example, AccessMedicine is an innovative online resource that provides students, residents, clinicians, researchers, and other healthcare professionals with access to content from more than 90 medical titles, updated content, thousands of images and illustrations, interactive self-assessment, case files, time-saving diagnostic and point-of-care tools and a comprehensive search platform as well as the ability to view from and download content to a mobile device. Frequently updated and continuously expanded by world-renowned physicians, AccessMedicine provides fast, direct access to the information necessary to complete evaluations, diagnoses, and case management decisions, and pursue research, medical education, self-assessment and board review.

The value proposition of Professional’s digital subscription platforms is compelling for our subscribers, and the economics are attractive and highly scalable for us. Digital subscription platforms provide a stable, recurring revenue stream with high annual re-order rates. New competitors in the digital subscription market must overcome large volumes of proprietary content developed over many years. Digital products are highly profitable due to the low variable cost nature of these products, with gross margins of approximately 90%. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), digital subscription revenue represented 29% ($34 million), 24% ($23 million) and 29% ($7 million), and 20% ($24 million) of total Professional revenue, respectively.

II. eContent (eBooks) and traditional print

eBooks represent the majority of Professional’s eContent offerings. Professional’s more than 7,700 eBooks are sold on major eBook retail websites and through Professional’s own websites. Our eBooks are designed to be compatible with a broad range of devices, including the Kindle and Nook eReaders, the iPad, more than 200 medical, test prep and business mobile applications for the iPhone, other tablets and standard desktop and laptop computers. Professional provides timely and authoritative knowledge to customers around the world through the release of over 300 titles per year. Our roster of distinguished authors and prestigious brands represent some of the best-selling professional publications, such as Harrison’s Principles of Internal Medicine, Perry’s Chemical Engineers’ Handbook and Graham & Dodd’s Security Analysis, and are well-regarded globally in both academic and professional career markets. Our products are sold and distributed worldwide in both digital and print format through multiple channels, including research libraries and library consortia, third party agents, direct sales to professional society members, bookstores, online booksellers, direct sales to individuals and other customers. Our top customers include retail trade, academic and government institutions and corporations. For the year ended December 31, 2014 (Successor), the periods from March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor), Professional digital revenue represented 44% ($51 million), 39% ($37 million) and 44% ($10 million), and 34% ($41 million) of total Professional revenue, respectively.

Raw Materials, Printing and Binding

Paper is one of the principal raw materials used in our business. We have not experienced and do not anticipate experiencing difficulty in obtaining adequate supplies of paper for operations. We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier.

Environmental

We generally contract with independent printers and binders for their services. However, it is possible that we could face liability, regardless of fault, if contamination were to be discovered on properties currently or formerly owned, operated or leased by us or our predecessors, or to which we or our predecessors have sent waste. We are not currently aware of any material environmental liabilities or other material environmental issues at our properties or arising from our current operations. However, we cannot assure you that such liabilities or issues will not materially adversely affect our business, financial position or results of operations in the future.

Seasonality

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar, particularly with respect to Higher Education, K-12 and International. In 2014, we realized approximately 40% and 23% of our revenues during the third and fourth quarters, respectively. This seasonality affects operating cash flow from quarter to quarter and hence there are certain months when we operate at a net cash deficit from our activities. Changes in our customers’ ordering patterns may affect the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Competition

We are one of the largest education companies in the world by revenue. Our product portfolio and customer base span the entire educational spectrum, and as a result we compete with a variety of companies in different product offerings. Our larger competitors are currently Pearson, Houghton Mifflin Harcourt, Wiley and Cengage. The focus on technology and digital products in education may result in the emergence of additional competitors over time. We believe that we are well positioned to compete in our markets. We primarily compete on the quality of our content and effectiveness of our digital solutions, product implementation support, brand and reputation, author reputation, customers’ history using our products and, to a lesser extent, price.

Personnel

As of September 30, 2015, we had nearly 4,800 employees worldwide directly supporting our operations with over 3,450 employed in the United States. None of our employees in the United States are represented by a union.

Properties

Our corporate headquarters are located in leased premises at Two Penn Plaza, New York, NY 10121. We lease offices, warehouses and other facilities at over 62 locations, of which 22 are in the United States. In addition, we occupy real property that we own at 7 locations, of which 4 are in the United States. Our properties consist primarily of office space used by our operating segments, and we also utilize warehouse space and book distribution centers. We believe that all of our facilities are well maintained and are suitable and adequate for our current needs.

The properties listed in the table below are our principle owned and leased properties:

Location	Lease Expiration	Approximate Area	Principle Use of Space
Owned Premises:
Blacklick, Ohio	Owned	548,144	Warehouse & Office
Monterey, California	Owned	209,204	Office
Whitby, Ontario, Canada	Owned	175,654	Warehouse & Office
Columbus, Ohio	Owned	170,615	Office
Dubuque, Iowa	Owned	139,062	Office
Leased Premises:
Groveport, Ohio	2018	667,672	Warehouse & Office
Ashland, Ohio	2016	602,378	Warehouse & Office
New York, New York	2020	168,903	Office
Indianapolis, Indiana	2015	126,700	Warehouse & Office
Burr Ridge, Illinois	2018	108,102	Office
Noida, Uttar Pradesh, India	2015	90,500	Warehouse & Office
Maidenhead, United Kingdom	2018	82,924	Warehouse & Office
Indianapolis, Indiana	2015	66,338	Warehouse
Irvine, California	2019	53,220	Office
Coslada, Madrid, Spain	2015	52,797	Warehouse
Seattle, Washington	2021	24,646	Office
East Windsor, New Jersey	2024	23,183	Office
Boston, Massachusetts	2020	19,624	Office

In addition, we own and lease other offices that are not material to our operations.

Legal Proceedings

In the normal course of business both in the United States and abroad, we are a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s combined financial condition.

Intellectual Property

Our products contain intellectual property delivered through a variety of media, including digital and print. We rely on a combination of copyrights, trademarks, patents, non-disclosure agreements and other agreements to protect our intellectual property and proprietary rights. We also obtain significant content, materials and technology through license arrangements with third party licensors.

We have registered certain patents, trademarks and copyrights in connection with our publishing businesses. We also register domain names, when appropriate, for use in connection with our websites and internet addresses. We believe we either own or have obtained the rights to use all intellectual property rights necessary to provide our products and services. We believe we have taken, and continue to take, in the ordinary course of business, appropriate legal steps to protect our intellectual property in all relevant jurisdictions.

We rely on authors for the majority of the content for our products. In most cases, copyright ownership has either vested in us, as a “work made for hire”, been assigned to us by the original author(s), or the author has retained the copyright and granted us an exclusive license to utilize the work.

Piracy of intellectual property can negatively affect the value of and demand for our products and services. We attempt to mitigate the risk of piracy through (1) the implementation of restrictive use mechanisms and other limitations inherent to our products and (2) the use of online monitoring combined with legal and regulatory actions and initiatives.

Some of our products contain inherent usage controls and other built-in safeguards that reduce the risk and ease of piracy, including: (a) requirements that users login to their accounts with user names and passwords; (b) the fact that sharing account access for many of our products would result in an abnormal user experience and inaccurate grading; (c) use by our eBook providers of time-based lockouts that allow our eBooks to be automatically disabled based on subscription length; and (d) the inherent limitations in the usefulness and ease of copying the text of many of our products, due to the adaptive and interactive nature of our key content together with certain limitations on copying and pasting.

We also use a variety of legal actions, regulatory initiatives and online monitoring efforts to further mitigate piracy concerns, including:

•	Online monitoring of piracy-related activities;

•	Initiation of litigation against certain infringers, both individually and jointly with other domestic and foreign publishers;

•	Requesting that third parties take down infringing content;

•	Lobbying efforts;

•	Monitoring of our digital applications for abnormal load/usage; and

•	Anti-piracy educational programs.

Since 2007, we have engaged an outside firm that uses web-based technology to search for active titles that are illegally posted or distributed on the internet. We also perform other regular searches for illegal use or distribution of our content, investigate notices of illegal postings of our intellectual property and send take down notices to internet service providers and web sites where infringing material is identified. Over the past years, we have joined with other educational publishers to engage outside counsel to investigate and file numerous copyright and trademark suits in federal court against various online sellers and distributors of infringing copies of our copyrighted materials. We have partnered with various trade associations, such as the Association of American Publishers (AAP) and the Software Information Industry Association (SIIA), to pursue joint actions against sources of both print and electronic piracy, lobby legislative and other government officials in the U.S. and abroad to establish laws and regulations that might assist content owners in combating piracy. We place a “Report Piracy” button on various internal and external sites to enable employees, authors and third parties to report instances of illegal content distribution, which are investigated and actioned as appropriate.

MANAGEMENT

The following table provides information regarding the executive officers and the members of the Board of the Issuer, as of the date of this prospectus.

Name	Age	Position(s)
David Levin	53	President and Chief Executive Officer and Director
Patrick Milano	54	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary
David Stafford	52	Senior Vice President, General Counsel and Secretary
Teresa Martin-Retortillo	48	Senior Vice President, Strategy and Business Development
Thomas Kilkenny	57	Senior Vice President and Controller
Peter Cohen	60	Group President, U.S. Education
Stephen Laster	50	Chief Digital Officer
Larry Berg	49	Chairman and Director
Nancy Lublin	44	Director
Antoine Munfakh	32	Director
Ronald Schlosser	66	Director
Antonio Villaraigosa	59	Director
Lloyd G. Waterhouse	64	Director
Mark Wolsey-Paige	54	Director

David Levin became the President and Chief Executive Officer and a Director of McGraw-Hill Education, Inc. in March 2014. Mr. Levin previously served as the Chief Executive of UBM plc (“UBM”), a multinational media company headquartered in London. Before his tenure at UBM, Mr. Levin was Chief Executive of Symbian Software, a U.K. headquartered software group that built the operating system to power the first generation of smartphones. He has also served as Chief Executive of Psion PLC, a London-based consumer and business technology company, and as Chief Operating Officer and Finance Director of Euromoney Institutional Investor PLC. Mr. Levin also served as a Non-Executive Director on the Finance Committee of the Oxford University Press and Board of the Press Association. Mr. Levin received his bachelor’s degree in politics, philosophy and economics from Oxford University and his MBA from Stanford University. The Board believes that Mr. Levin provides leadership and valuable insight and perspective on strategy, international business and all aspects of technology transformation matters stemming from his extensive executive and management experience at UBM, Symbian Software and Psion PLC.

Patrick Milano has been the Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary of McGraw-Hill Education, Inc. since the Founding Acquisition having held equivalent positions at the McGraw-Hill Education segment of MHC since May 2012. Before becoming an officer of McGraw-Hill Education in 2012, between 2000 and 2012 Mr. Milano held several leadership and financial roles at Standard & Poor’s, including his most recent role as Executive Vice President, Operations. Before that, Mr. Milano held a number of positions at McGraw-Hill Education, including Senior Vice President of Finance and Operations of Macmillan/McGraw-Hill. Mr. Milano is a graduate of Rutgers University, holds an MBA from Monmouth University and is a Certified Public Accountant.

David Stafford has been the Senior Vice President, General Counsel and Secretary of McGraw-Hill Education, Inc. since the Founding Acquisition having held equivalent positions at the McGraw-Hill Education segment of MHC since May 2012. Before becoming an officer of the McGraw-Hill Education segment of MHC in 2012, Mr. Stafford was Vice President and Associate General Counsel at MHC. From 2006 to 2009, he served as Senior Vice President, Corporate Affairs, and Assistant to the Chairman and Chief Executive Officer of MHC. Before joining MHC in 1992, he was an associate at two large New York City law firms. Mr. Stafford is a graduate of Columbia University and received his J.D. degree from Cornell Law School. He serves on the Board of Trustees of YAI Network, a not-for-profit that provides services to people who are developmentally disabled.

Teresa Martin-Retortillo became Senior Vice President of Strategy and Business Development of McGraw-Hill Education, Inc. in May 2014. Before joining McGraw-Hill Education, Ms. Martin-Retortillo was a partner with Bain & Company where she had worked for 18 years. Ms. Martin-Retortillo began her professional career at Goldman Sachs as a corporate finance analyst. Ms. Martin-Retortillo serves on the board of directors of NYPACE. She holds a bachelor’s degree in business administration from CUNEF (Colegio Universitario de Estudios Financieros) in Madrid and a MBA degree from Harvard Business School.

Thomas Kilkenny has been the Senior Vice President and Controller of McGraw-Hill Education, Inc. since the Founding Acquisition having held an equivalent position at the McGraw-Hill Education segment of MHC since July 2012. Before that, he was Senior Vice President and Controller of Core Media Group (renamed from CKX Entertainment, Inc.) from 2005 to 2012. From 2003 to 2004, he was Chief Financial Officer of Perseus Book Group. He previously held a number of positions at MHC from 1991 to 2003. Mr. Kilkenny is a magna cum laude graduate of Seton Hall University, holds an MBA from New York University and is a Certified Public Accountant.

Peter Cohen became Group President of the U.S. Education unit of McGraw-Hill Education, Inc. in January 2015, responsible for overseeing the Company’s U.S. K-12 and higher education businesses. Mr. Cohen joined McGraw-Hill Education in March 2013 as President of the School Education Group. Before joining McGraw-Hill Education, Mr. Cohen served as Chief Executive of Pearson Education’s School division. From 1996 until 2008, Mr. Cohen held positions as the president of Sylvan Learning and the CEO of Educate Inc., during which time he led the expansion of the Sylvan Learning consumer business, the acquisition of a 1,000-unit German tutoring business, the development of Educate On Line serving the K-12 market, and the expansion of Catapult Learning serving the K-12 market. From 1993 to 1996, Mr. Cohen served as Chief Executive for The Pet Practice, a publicly traded veterinary hospital chain, and served in various senior management positions at NutriSystem, Circle K and 7-Eleven. Mr. Cohen is a graduate of the University of Redlands, a board member of Primrose Schools, and a former member of the Board of Directors of Connections Academy, a for-profit virtual charter school company.

Stephen Laster has been the Chief Digital Officer of McGraw-Hill Education, Inc. since the Founding Acquisition having held the same position at the McGraw-Hill Education segment of MHC since September 2012. Before joining McGraw-Hill Education, Mr. Laster led Intelligent Solutions, LLC, and served as the Chief Information and Technology Officer of the Harvard Business School. Before joining Harvard, Mr. Laster held several leadership positions at Babson College, including Chief Technology Officer for Babson’s for-profit eLearning company and Director of Curriculum Innovation and Technology. While at Babson, Mr. Laster taught courses at the undergraduate, graduate and executive/professional level in technology leadership, problem solving, software design, and eLearning product development. Mr. Laster holds a bachelor’s degree from Bowdoin College, an MBA from the F.W. Olin Graduate School of Business at Babson College, is a former trustee of Babson College, is on the board of the Sloan Consortium for Online Learning and is a member of the board of directors of the IMS Global Learning Consortium.

Larry Berg has been the Chairman of the Board of McGraw-Hill Education, Inc. since March 2014 and has been a Director since March 2013. Mr. Berg is a Senior Partner at Apollo having joined in 1992, and oversees the Firm’s efforts in industrials and education. Before that time, Mr. Berg was a member of the Mergers and Acquisitions group of Drexel Burnham Lambert Incorporated. Mr. Berg serves on the board of directors of Jacuzzi Bath, Panolam, and Crisis Text Line and he previously served on the boards of Laureate International Universities, Sylvan Learning, Berlitz, and Connections Academy. Mr. Berg graduated magna cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business and received an MBA from the Harvard Business School. The Board believes that Mr. Berg’s extensive experience in making and managing private equity investments on behalf of Apollo and his experience in financing, analyzing and investing in public and private companies enables him to provide meaningful input and guidance to the Board and the Company.

Nancy Lublin has been a Director of McGraw-Hill Education, Inc. since November 2015. Ms. Lublin has served as CEO of Crisis Text Line since 2015. From 2003 until 2015, Ms. Lublin has served as CEO of DoSomething.org. In 2013, while still the CEO of DoSomething.org, Ms. Lublin turned her popular TED talk into Crisis Text Line. Crisis Text Line is the first 24/7, free, nationwide-text line for people in crisis. Prior to her work at DoSomething.org and Crisis Text Line, Ms. Lublin founded Dress for Success, a global entity that provides interview suits and career development training to women in need. Ms. Lublin is the author of the best-selling business books, Zilch: The Power of Zero in Business and XYZ Factor. She serves on the board of trustees for The New School. Ms. Lublin serves as a director because her leadership experience provides valuable insight and perspective on general strategic and business matters.

Antoine Munfakh has been a Director of McGraw-Hill Education, Inc. since the Founding Acquisition. Mr. Munfakh is a Principal at Apollo having joined in 2008. Before that time, Mr. Munfakh spent two years as an Associate at the private equity firm Court Square Capital Partners. Previously, Mr. Munfakh was an Analyst in the Financial Sponsor Investment Banking group at JPMorgan. Mr. Munfakh graduated summa cum laude from Duke University with a BS in Economics, where he was elected to Phi Beta Kappa. The Board believes that Mr. Munfakh provides valuable insight to the Board on strategic and business matters, stemming from his experience analyzing, making and managing investments in public and private companies.

Ronald Schlosser has been a Director of McGraw-Hill Education, Inc. since the Founding Acquisition and previously served as Executive Chairman of McGraw-Hill Education, Inc. since the Founding Acquisition through May 1, 2014. Mr. Schlosser currently advises global leaders in private equity investing in information services, including healthcare, data services and education. He has served as Chairman and Chief Executive Officer of Haights Cross Communications, an educational and library information company, and has served as a Senior Advisor to Providence Equity Partners and Chairman of several education and information services portfolio companies, including Jones & Bartlett, Assessment Technologies Institute, Edline and Survey Sampling International. Mr. Schlosser served as Chief Executive Officer of Thomson Learning Group, after serving as Chief Executive Officer of Thomson Scientific and Healthcare, after joining Thomson Financial Publishing as its President & Chief Executive Officer in 1995. He is a Board Member of Copyright Clearance Center, New York University POLY and The Peddie School. Mr. Schlosser is a graduate of Rider University and holds an MBA from Fairleigh Dickinson University. Mr. Schlosser serves as a Director because of his extensive industry and business experience in the education and information sectors, which enables him to offer the Board important industry-specific perspectives, and his experience as CEO of Thomson, which provides the Board with operational matters expertise.

Antonio Villaraigosa has been a Director of McGraw-Hill Education, Inc. since June 2014. Mr. Villaraigosa was the Mayor of Los Angeles from 2005 to 2013 and he was President of the U.S. Conference of Mayors from 2011 to 2012. He was also national co-chairman of Hillary Clinton’s presidential campaign, a member of President Obama’s Transition Economic Advisory Board, and Chairman of the 2012 Democratic National Convention. Mr. Villaraigosa is currently also a Senior Fellow at the Bipartisan Policy Center, Senior Advisor at Banc of California, and a professor of practice at the USC Price School of Public Policy. Mr. Villaraigosa serves as a director because his extensive leadership skills and public policy experience, particularly in the area of education, provides valuable knowledge to the Board.

Lloyd G. Waterhouse has been a Director of McGraw-Hill Education, Inc. since the Founding Acquisition and was the President and Chief Executive Officer since the Founding Acquisition until his retirement on April 8, 2014. He was previously the President of the McGraw-Hill Education segment of MHC since June 2012. Mr. Waterhouse began his career with International Business Machines Corporation (“IBM”) in 1973 in the firm’s data processing division. He later became General Manager of Marketing and Services for IBM Asia Pacific. In 1992, he was appointed President of IBM’s Asia Pacific Services Corporation and later became Director of Global Strategy at IBM. In 1996, Mr. Waterhouse was named General Manager Marketing and Business Development, IBM Global Services, before being promoted to General Manager, E-Business Services, a division focused on consulting, education and training for customers. In 1999, Mr. Waterhouse became President and Chief Operating Officer, and later Chief Executive Officer of Reynolds & Reynolds Co., a company primarily focused on software for the automotive industry. In 2006, he was appointed Chief Executive Officer of Harcourt Education, a leader in the United States School Education sector. The parent company of Harcourt Education decided to sell the business in 2007 and it merged with Houghton Mifflin Harcourt at the end of that year. Mr. Waterhouse has since served as a director of SolarWinds, Inc., ITT Educational Services, Ascend Learning LLC, Digimarc Corporation, i2 Technologies, Inc., Atlantic Mutual Insurance Companies, JDA Software and Instructure. Mr. Waterhouse is a graduate of Pennsylvania State University and holds an MBA from Youngstown State University. The Board believes that Mr. Waterhouse provides valuable insight and perspective on general strategic and business matters, stemming from his extensive executive and management experience with IBM and Houghton Mifflin Harcourt.

Mark Wolsey-Paige has been a Director of McGraw-Hill Education, Inc. since May 2013. From 2010 to 2014 Mr. Wolsey-Paige served as an advisor to Apollo, largely on healthcare-related deals. Before becoming an advisor to Apollo, Mr. Wolsey-Paige served as Executive Vice President, Product Development & Supply at Siemens Healthcare Diagnostics from 2007 to 2009. In 2007, he was appointed Chief Strategy and Technology Officer for Dade Behring Inc. before its acquisition by Siemens. Previously, Mr. Wolsey-Paige worked at Baxter Diagnostics, which became a part of Dade Behring, and became Vice President, Strategy and Business Development in 2000; he remained in this role until the company was acquired, while also becoming head of Research and Development, Instrument Manufacturing and Supply Chain Management. Before joining Dade Behring, he was a consultant at Bain & Company in Boston. Before that, Mr. Wolsey-Paige served four years in the U.S. Army, achieving the rank of Captain and worked in the Strategic Plans and Policy Directorate on the Army staff in the Pentagon. Mr. Wolsey-Paige holds an MBA from Harvard University and is a graduate of Washington University. Mr. Wolsey-Paige serves as a director because his product development, corporate strategy and technology experience provides valuable knowledge and to the Board.

Board Structure

The supervision of our management and the general course of our affairs and business operations is entrusted to the Board. Upon the completion of this offering, we expect that our Board will have eight directors, three of whom will be “independent” under the rules of the New York Stock Exchange.

Our second amended and restated bylaws require any incumbent director who fails to receive a majority of the votes cast in any uncontested election to submit an offer to resign from the Board to the Nominating and Corporate Governance Committee. See “—Committees of the Board.” The Nominating and Corporate Governance Committee will determine whether to accept or reject the resignation of such director.

Status as a Controlled Company

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, which eliminates the requirements that we have a majority of independent directors on the Board and that we have compensation and governance and nominating committees composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the closing of this offering. After such 90-day period and until one year from the closing of this offering, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

If at any time we cease to be a “controlled company” under applicable stock exchange rules, the Board will take all action necessary to comply with the applicable stock exchange rules, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period. We will cease to qualify as a “controlled company” once Apollo ceases to control a majority of our voting stock.

Following the closing of this offering, the Board will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. In connection with this offering,                  will be designated as Class I directors,                  will be designated as Class II directors and                  will be designated as Class III directors.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of the Board may have the effect of delaying or preventing changes in control. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Committees of the Board

Audit Committee. Upon the closing of this offering, we expect that our Audit Committee will consist of three members. Under the New York Stock Exchange listing rules, we will be required to have an audit committee with one independent director during the 90-day period beginning on the closing of this offering. After such 90-day period and until one year from the date of the closing of this offering, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors

Compensation Committee. Upon the closing of this offering, we expect that our Compensation Committee will consist of three members. The Compensation Committee is responsible for formulating, evaluating and approving the compensation and employment arrangements of our senior officers. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange listing rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors. We expect that the Compensation Committee will initially consist of the following members as of the Effective Time: Messrs. Berg, Munfakh and Schlosser.

Nominating and Corporate Governance Committee. Upon the closing of this offering, we expect that our Governance and Nominating Committee will consist of three members. The Nominating and Corporate Governance Committee is responsible for assisting the Company in identifying and recommending candidates to the Board, recommending composition of the Board and committees and reviewing and recommend revisions to the corporate governance guidelines. We expect that the Nominating and Corporate Governance Committee will initially consist of the following members as of the Effective Time: Messrs. Berg, Villaraigosa and Waterhouse.

Code of Ethics

We have adopted a code of ethics, referred to as our “Code of Business Ethics,” that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and senior financial and accounting officers. A copy of our Code of Business Ethics is available on our website at www.mheducation.com.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion describes our process of determining the compensation and benefits provided to our “named executive officers” in fiscal year 2014.

Our named executive officers for fiscal year 2014 are:

•	David Levin, President and Chief Executive Officer (“CEO”)

•	Patrick Milano, Executive Vice President, Chief Financial Officer (“CFO”), Chief Administrative Officer (“CAO”) and Assistant Secretary

•	David Stafford, Senior Vice President, General Counsel and Secretary

•	Teresa Martin-Retortillo, Senior Vice President, Strategy & Business Development

•	Stephen Laster, Chief Digital Officer

Executive Summary

•	In 2014, following the 2013 carve-out of our business from our prior parent company and sale to MHE Acquisition, LLC, a wholly owned subsidiary of the Company, our senior leadership team focused on transforming our profile, revenue base and product line to a digital, science-based technology firm developing leading-edge learning solutions for the K-12, college / higher education, and specialized education markets.

•	Following Lloyd Waterhouse’s retirement from employment effective April 8, 2014, David Levin succeeded Mr. Waterhouse as our President and CEO effective March 31, 2014.

•	On January 13, 2014, we announced that we entered into an employment agreement with David Levin, who succeeded Mr. Waterhouse as our President and CEO effective March 31, 2014. Mr. Levin was most recently the Chief Executive Officer of UBM plc, where he served from April 2005 to March 2014. From April 2002 until April 2005, he was Chief Executive Officer of Symbian plc. The compensation and benefits provided under Mr. Levin’s employment agreement were designed to incentivize him to relocate to the New York, NY area where our headquarters are located, and to provide him with market-competitive compensation and benefits. Mr. Levin’s responsibilities have included developing and implementing a strategic plan that will set MHE on a path for continued growth as a learning science company, fostering international expansion, and strengthening the leadership team.

Executive Compensation Programs

Compensation Philosophy and Objectives

Our executive compensation philosophy is focused on pay for performance and is designed to reflect appropriate governance practices aligned with the needs of our business. We grant target levels of compensation that are designed to attract and retain employees who are able to meaningfully contribute to our success. The Compensation Committee of the Board (the “Compensation Committee”) considers several factors in designing target levels of compensation, including, but not limited to, historical levels of pay for each executive, actual turnover in the executive ranks, market data on the compensation of executive officers at similar companies, and its judgment about retention risk with regard to each executive relative to his or her importance to the Company.

The Company’s mix of fixed versus variable compensation, within the target total level of pay, is driven by the Company’s emphasis on pay for performance. The Company uses variable compensation, including performance equity grants, together with management’s accumulated equity holdings, both vested and unvested, to enhance alignment of the interests of our named executive officers and the interests of the Company’ stockholders.

Specifically, for fiscal year 2014, the objectives of our executive compensation programs focused on delivering key initiatives and performance goals for our five-year plan. Our objectives were as follows:

•	Deliver on our strategic imperatives for 2014: Focus, Simplify, Expand

–	Focus on driving scale, leadership and increased market share

–	Simplify by consolidating delivery platforms, optimizing content creation and course lifecycle management, and redesigning service and support model

–	Expand our business frontiers to gain scale faster through enterprise, services and test preparation

•	Achieve operational excellence by continuing to implement best practices, eliminate redundant or unnecessary practices, and streamline practices in order to achieve best quality results

•	Align the interests of our executives with those of the Company’ stockholders, by rewarding them for delivering on the key initiatives that will position MHE as a leading force in digital education products and learning methods

•	Encourage achievement of Plan EBITDA (as defined below) and free cash flow goals developed in conjunction with our five-year plan

•	Enable the hiring and retention of high-caliber talent

•	Provide appropriate incentives for both business and individual performance

•	Encourage prudent, but not excessive, risk-taking

•	Build value by linking a significant portion of compensation to long-term company performance

•	Develop an entrepreneurial culture that contributes to our continued growth, by being performance-driven, nimble, and cost-conscious

Compensation Programs

For fiscal year 2014, the principal elements of our executive compensation programs were as follows:

Compensation Element	Brief Description	Objectives
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain the most talented and skilled employees

Annual Incentive Plan	Variable cash compensation earned based on achieving pre-established annual goals	Motivate and reward employees to achieve or exceed MHE’s current year Plan EBITDA goals

Equity Awards	One-time nonqualified option awards made to senior leaders, and restricted stock units granted in connection with corporate dividends	Align performance of our key talent with the Company’ stockholders Encourage achievement of annual and cumulative Plan EBITDA and free cash flow goals

Further, we provide our named executive officers with severance payments and benefits, retirement benefits, limited perquisites and other fringe benefits, and participation in health and welfare plans available to our employees generally.

The following discussion provides further details on these executive compensation programs.

Base Salaries

Base salaries provide a fixed amount of cash compensation on which our named executive officers can rely. As of December 31, 2014, the annual base salaries for our named executive officers were as follows:

Name / Title	Fiscal Year 2014 Base Salary
D. Levin	$1,000,000
President and CEO
P. Milano	$550,000
Executive Vice President, CFO, CAO and Assistant Secretary
D. Stafford	$450,000
Senior Vice President, General Counsel and Secretary
T. Martin-Retortillo	$500,000
Senior Vice President, Strategy & Business Development
S. Laster	$425,000
Chief Digital Officer

In determining base salaries for fiscal year 2014, we reviewed relevant market data to obtain a general understanding of current market practices, so we can design our executive compensation program to be competitive. Market data is not used exclusively, but rather as a point of reference to draw comparisons and distinctions. We also take into account an executive officer’s job responsibilities, performance, qualifications and skills in determining individual compensation levels.

The survey data we primarily used in determining fiscal year 2014 compensation were (i) the Towers Watson Executive Compensation Media Survey, for which we utilized a sample of firms focusing on book publishers, business to business media, consumer magazines, newspapers, information services, and multiple media platforms, and (ii) the Radford Executive Compensation Survey, which focuses on technology firms. In all cases, data for firms with revenues in the $1 billion to $3 billion range was used.

2014 Annual Incentive Plan (AIP)

The 2014 Annual Incentive Plan (“AIP”) is designed to incentivize maximizing Plan EBITDA through revenue generation, platform growth and development, and operational efficiencies.

For 2014, the bonus pool was determined based on the level of achievement of our Company-wide annual Plan EBITDA goal as compared to our annual target Plan EBITDA goal, as follows:

Annual Plan EBITDA achieved compared to target goal:	% of Target Pool Funded:
Less than or equal to $432 million	0%
Greater than $432 million but less than $480 million	Linear interpolation between 0% and 100%
$480 million or more, but less than $495 million	100%
$495 million or more, but less than $544.5 million	Linear interpolation between 100% and 200%
$544.5 million or greater	200%

In 2014, we achieved annual Plan EBITDA of $502.4 million, which represented 101.5% of the top of our target range, after taking into account certain adjustments for extraordinary items. Under the terms of the AIP, this achievement would result in a total bonus pool of 115% of the target bonus pool; however, after all determinations of allocations to our various business units and individuals, only 96.2% of the target bonus pool was in fact paid. The allocations to our various business units were based on the business unit’s achievement of unit-level performance metrics, considering the unit’s attainment of strategic objectives and the unit’s impact on our overall performance and success. The allocated portion of the bonus pool to each business unit was then further allocated to individual participants. The amount of individual bonuses were determined in each case based on the business unit manager’s recommendation of the individual’s performance, taking into account both quantitative and qualitative criteria, such as the individual’s performance against his or her objectives and the individual’s contributions to key strategic initiatives of the business unit or MHE overall.

Individual allocations to our named executive officers other than our CEO are based on the recommendations of the CEO and are subject to the review and approval of the Compensation Committee. With respect to our named executive officers other than our CEO, our CEO recommended, and the Compensation Committee reviewed and approved, bonus payments under the 2014 AIP at target, above target or below target, in each case taking into account MHE’s strong performance for 2014, as well as evaluations of the named executive’s officer’s contributions and leadership in achieving our goals with respect to the transition of the CEO, building our senior leadership team, and completing business acquisitions.

With respect to our CEO, our Compensation Committee recommended, and the Board approved, a bonus payment under the 2014 AIP at 100% of target performance. This determination was made based on MHE’s strong performance, as well as our CEO’s achievement of cost savings objectives, his strengthening of the leadership team, addressing key business challenges in a timely manner, and accelerating the Company’s digital transformation through acquisitions and new product releases.

The following table sets forth each of our named executive officers’ target bonus under the 2014 AIP as well as his or her actual bonus payment:

Executive	2014 AIP Target Bonus	2014 AIP Payment
David Levin	$1,000,000	$1,000,000
President and CEO
Patrick Milano	$550,000	$605,000
Executive Vice President, CFO, CAO and Assistant Secretary
David Stafford	$225,000	$202,050
Senior Vice President, General Counsel and Secretary
Teresa Martin-Retortillo	$325,000	$325,000
Senior Vice President, Strategy & Planning
Stephen Laster	$233,750	$257,125
Chief Digital Officer

Georgia Holdings Nonqualified Stock Option Program

We established the Georgia Holdings, Inc. Management Equity Plan (the “Management Equity Plan”) in fiscal year 2013 as a platform to grant equity awards to our key employees, including our named executive officers. The Management Equity Plan was designed to align the interests of our most senior leaders with those of the Company’ stockholders. For our named executive officers and other senior leadership team, we have historically used one-time (not annual) awards of options to acquire common stock of the Company, with a per share exercise price not less than the fair market value of a share of the Company’ common stock as of the date of grant. Messrs. Milano, Stafford and Laster each received option awards at the time the Management Equity Plan was established in fiscal year 2013, and Mr. Levin and Ms. Martin-Retortillo each received option awards upon their hire in fiscal year 2014.

In determining the size of the option awards granted to our named executive officers, our Compensation Committee took into account the named executive officer’s level of responsibility within the Company and potential to improve the long-term, overall value of the business. In addition, because our option awards are granted on a one-time (not annual) basis, the size of the option awards were intended to motivate our named executive officers over the entire vesting period.

The option awards are tied to service and performance goals which contribute to our five-year economic plan, and were generally designed to encourage appreciation of the business, retention and achievement of our performance goals for the next five years.

The vesting terms of the options were as follows: 50% of each option vests in equal installments of 20% over five years, provided that the executive remains continuously employed by MHE through the applicable vesting date. The remaining 50% of the option vests in equal installments of 20% on each of the same five anniversaries, provided that the executive remains continuously employed by MHE through the applicable vesting date and certain performance criteria are met with respect to each fiscal year during the vesting period. For Mr. Levin and Ms. Martin-Retortillo, performance is measured beginning with fiscal year 2014 and ending with fiscal year 2018, and for Messrs. Milano, Stafford and Laster, performance is measured beginning with fiscal year 2013 and ending with fiscal year 2017.

With respect to the portion of the option which vests based on achievement of performance criteria, 50% of such portion is based on achievement of annual Plan EBITDA targets and the remaining 50% of such portion is based on the achievement of annual free cash flow targets. In addition, the portion of the performance-vesting option that is eligible to vest in respect of MHE’s performance in fiscal 2015 will vest upon an initial public offering occurring prior to March 31, 2017, provided that the applicable target enterprise value in connection with such initial public offering is achieved (a “Qualified IPO”) (independent of Plan EBITDA and free cash flow achievement for such fiscal year). The applicable performance targets were designed to drive significant growth of our business yet still be achievable, and to focus on long-term value creation. The applicable annual and cumulative Plan EBITDA and free cash flow targets were equitably adjusted in fiscal year 2014 in light of the LearnSmart and Engrade acquisitions and in fiscal year 2015 in light of the divesture of the assets comprising the custom state assessment and shelf businesses of CTB. If any installment of the performance-vesting option does not vest as of the vesting date for the applicable year because either of the performance criteria are not met, that installment remains eligible for vesting on any future vesting date, if MHE’s cumulative Plan EBITDA or cumulative free cash flow, as applicable, for the year(s) prior to that vesting date equals or exceeds the target cumulative Plan EBITDA or target cumulative free cash flow. Excess performance in any given year may not be applied to cumulative results for subsequent years.

The option award agreements granted under the Management Equity Plan generally defines “Plan EBITDA” as consolidated net income before interest, income taxes, depreciation, amortization, extraordinary items (including Other Income and Expense items as well as LIFO Income and Expense items) and management or similar fees payable to Apollo Management or any of its affiliates, as reflected on the audited consolidated financial statements of the Company for the applicable measurement period. Plan EBITDA is derived from Adjusted EBITDA by excluding certain unbudgeted expenses. Consolidated net income is determined in accordance with generally accepted accounting principles except that gains or losses from extraordinary, unusual or non-recurring items may be excluded in the discretion of the Compensation Committee. “Free cash flow” is generally defined as operating cash flow minus capital expenditures. “Enterprise value” is generally defined as the sum of MHE’s market capitalization, interest-bearing debt, the value of any minority interest in any subsidiary company and the value of any outstanding preferred stock, minus any cash or cash investments on MHE’s balance sheet.

For 2014, after taking into account certain adjustments for extraordinary, unusual, non-recurring, or unbudgeted items approved by the Compensation Committee, we achieved annual Plan EBITDA of $497.1 million, which represented 107.1% of our target goal of $464 million, and annual free cash flow of $497.9 million, which represented 116.1% of our target goal of $429 million. Accordingly, (i) an additional 20% of the options held by Mr. Milano, Mr. Stafford, and Mr. Laster became vested as of the second anniversary of the closing date of the Founding Acquisition, because each such named executive officer satisfied both the service-vesting and performance-vesting conditions relating to such portion of his option, and (ii) 20% of the options held by Mr. Levin and Ms. Martin-Retortillo vested on April 9, 2015 and May 5, 2015, respectively.

The calculation of Plan EBITDA for the AIP and the Management Equity Plan may differ as certain revenues and expenses may be considered in Plan EBITDA for the AIP that were not contemplated at the time that the original Plan EBITDA targets for the Management Equity Plan were established.

The option award agreements under the Management Equity Plan also contain noncompetition, nonsolicitation, confidentiality, nondisclosure and other restrictive covenants. These restrictions apply to all of the named executive officers. The duration of the noncompetition and nonsolicitation covenants for all named executive officers extend for one year following termination of employment.

Adjustments to Options; Dividend Restricted Stock Unit Grants

Options granted under the Management Equity Plan were equitably adjusted in fiscal year 2014 in light of two extraordinary dividends made on July 18, 2014 and December 16, 2014. These dividends were delivered to option holders either through (i) reducing the exercise price by the full amount of the per share dividend, where possible, or (ii) through a combination of reducing the exercise price and granting restricted stock units (“dividend RSUs”).

For Mr. Levin and Ms. Martin-Retortillo, their options were adjusted by reducing the exercise price by the full amount of the per share dividend. The exercise price of their options was adjusted from $170 to $132.58 on July 18, 2014, and from $132.58 to $122.97 on December 16, 2014.

For Messrs. Milano, Stafford, and Laster, their options were adjusted through a combination of reducing the exercise price and granting dividend RSUs. The exercise price of their options was adjusted from $55.93 to $33.15 on July 18, 2014, and from $33.15 to $30.75 on December 16, 2014. To adjust the option for the remaining value of the dividend, Milano, Stafford, and Laster were each granted dividend RSUs which vest on the same vesting schedule and on the same conditions as the adjusted options. The number of shares covered by the dividend RSUs was determined by dividing (x) the per share dividend amount less the value of the exercise price adjustment by (y) the then-current value of a share of common stock.

See “—Potential Payments upon Termination or Change in Control” for a description of the treatment of options and dividend RSUs upon certain events. Following any termination of employment, any vested portion of an option and any shares acquired upon exercise of an option are subject to the repurchase rights of the Company and Apollo Management.

Severance Benefits

We are obligated to pay severance or other enhanced benefits to our named executive officers upon certain terminations of their employment. Our severance programs are designed to promote loyalty, and to provide executives with security and reasonable compensation upon an involuntary termination of employment. Messrs. Levin, Milano, Stafford, and Laster and Ms. Martin-Retortillo participate in the Georgia Holdings, Inc. Executive Severance Plan (the “Executive Severance Plan”), which was established in fiscal year 2013 to become effective as of the first anniversary of the closing of the Founding Acquisition. Under certain circumstances, Mr. Levin is entitled to enhanced severance benefits if he incurs an involuntary termination within the first three years of his hire. These enhanced severance benefits were negotiated at arm’s-length in connection with his employment agreement, to encourage Mr. Levin’s relocation to New York City, where our headquarters are located.

Further details regarding the severance benefits provided to our named executive officers can be found under “—Potential Payments upon Termination or Change in Control.”

Retirement Benefits

Each named executive officer participates in our 401(k) plan, which is a qualified defined contribution plan available to our employees generally.

In addition, accounts held by certain of our named executive officers under a nonqualified defined contribution plan sponsored by our prior parent company, called The McGraw-Hill Companies, Inc. 401(k) Savings and Profit Sharing Supplement Plan, transferred to us in connection with the Founding Acquisition. These accounts held amounts that our named executive officers were permitted to defer in 2012 in excess of the tax code limitations imposed on the 401(k) plan. The accounts will be payable upon the named executive officer’s retirement or termination. We will continue to credit these accounts until payment, at the rate equal to 120% of the annual applicable deferred long-term rate for December of the prior year. For the fiscal year 2014 portion of interest credited by MHE, the December 2013 rate was 3.99%.

Perquisites and Fringe Benefits

We provide a limited number of perquisites and fringe benefits to our named executive officers, such as health club memberships and annual physical exams, to be competitive with the marketplace. We also provide Mr. Levin with certain benefits related to the travel of his spouse between their residence in the United Kingdom and their residence in New York City. See “—Fiscal Year 2014 Summary Compensation Table” for a discussion of these benefits.

Health and Welfare Benefits

Our named executive officers participate in our health and welfare benefit plans, which are available to our employees generally. Our health and welfare benefit plans include medical insurance, dental insurance, life insurance, accidental death and dismemberment insurance, and short-term and long-term disability insurance. We also provide our named executive officers supplemental benefits under the Executive AD&D Insurance and Management Supplemental Death & Disability Benefit plans. We provide these benefits in order to provide our workforce with a reasonable level of financial support in the event of illness or injury, to enhance productivity and job satisfaction, and to remain competitive.

Prior Company Performance Awards

In fiscal year 2012, our prior parent company granted cash-based performance awards to Messrs. Milano, Stafford and Laster. The value of these awards was determined based on our prior parent company’s achievement of its earnings per share goals for 2012, and as a result of our prior parent company exceeding the applicable maximum performance goal, these awards were valued at 150% of target level. To encourage retention, the awards were conditioned on continued service with the Company until December 31, 2014, and each of Messrs. Milano, Stafford and Laster satisfied this service requirement. 50% of Mr. Milano’s award was paid in fiscal year 2013 in recognition of his service towards closing the Founding Acquisition and transition efforts. The remaining 50% of Mr. Milano’s award and 100% of Messrs. Stafford’s and Laster’s award were paid in 2015.

Lloyd G. Waterhouse Employment and Option Agreement

As discussed above, Mr. Waterhouse retired from employment effective April 8, 2014. Following Mr. Waterhouse’s announcement of his intent to retire, we made certain modifications to his employment agreement (which was originally entered into in connection with his hire in fiscal year 2012) and his option agreement in order to encourage Mr. Waterhouse to continue employment through a successful transition.

The term of Mr. Waterhouse’s amended employment agreement was scheduled to continue until the earlier of April 30, 2014 or the commencement of employment of his successor as chief executive officer. Mr. Waterhouse agreed to provide advisory assistance and remain on the Board of the Company following the term, which we so requested. Upon his retirement, Mr. Waterhouse became entitled to the cash severance payable under the employment agreement, in an amount equal to two times his base salary.

In addition, under his amended employment agreement, Mr. Waterhouse’s annual bonus for fiscal year 2014 was subject to certain individual performance goals to encourage his assistance in providing a transition for his successor, providing leadership for the senior management team, and promoting us in the industry. The Board determined that Mr. Waterhouse succeeded in achieving his performance goals for 2014, and therefore, a pro rata portion of his annual bonus for 2014 (calculated based on the number of days that he was employed by us for 2014) was paid to him on March 13, 2015.

Mr. Waterhouse’s option award agreement was modified to permit him to vest in 40% of his award effective upon his retirement, and we have agreed not to exercise any repurchase rights on his option or the shares he purchased in connection with the Founding Acquisition. Mr. Waterhouse continues to serve as a member of the Board.

David Levin Employment and Option Agreement

As discussed above, on January 13, 2014, we announced that we had entered into an employment agreement with David Levin, who succeeded to Mr. Waterhouse as our President and CEO effective March 31, 2014. Mr. Levin will also serve as a member of the Board.

Mr. Levin’s employment agreement was negotiated at arm’s-length, and the compensation and benefits provided under the employment agreement were designed to incentivize Mr. Levin to relocate to the New York, NY area where our headquarters are located, and to provide him with market-competitive compensation and benefits.

Additionally, Mr. Levin received an option to purchase 129,585 shares of the Company’s common stock, and was also given an equity grant of $200,000.

Fiscal Year 2014 Summary Compensation Table

The following table sets forth the compensation paid or awarded to our named executive officers by MHE and its affiliates for services rendered in all capacities to MHE and its affiliates in fiscal year 2014:

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
David Levin	2014	$753,788	$100,000	$435,787	$9,595,769	$1,000,000	$—	$921,544	$12,806,888
President and CEO	2013	—	—	—	—	—	—	—	—

Lloyd G. Waterhouse	2014	291,667	2,000,000	928,310	—	334,000	—	—	3,553,977
Former President and CEO	2013	1,000,000	—	—	5,683,511	2,000,000	—	292,427	8,975,938

Patrick Milano	2014	550,000	—	1,160,386	—	605,000	—	—	2,315,386
Executive Vice President, CFO, CAO and Assistant Secretary	2013	504,167	250,000	—	2,851,315	1,662,500	—	—	5,267,982

David Stafford	2014	450,000	—	464,158	—	202,050	—	4,662	1,120,870
Senior Vice President, General Counsel and Secretary	2013	450,000	132,500	—	1,140,537	450,000	—	—	2,173,037

Teresa Martin-Retortillo	2014	329,545	—	—	1,573,044	325,000	—	—	2,227,589
Senior Vice President, Strategy & Planning	2013	—	—	—	—	—	—	—	—

Steven Laster	2014	425,000	—	696,229	—	257,125	—	1,200	1,379,554
Chief Digital Officer	2013	387,500	—	—	1,710,778	475,000	—	808	2,574,086

(1)	Compensation reported under this column for Mr. Levin represents a signing bonus upon hire in 2014. Compensation reported for Mr. Waterhouse represents a severance payment. The 2013 amounts reported in this column for Messrs. Milano and Stafford represent (i) the payment of special one-time cash retention bonus awards related to the Founding Acquisition, in the amounts of $250,000 for Mr. Milano and $125,000 for Mr. Stafford, which were paid in September 2013, and (ii) for Mr. Stafford, a special cash bonus equal to $7,500, which was paid in April 2013.
(2)	For Messrs. Waterhouse, Milano, Stafford, and Laster, compensation reported in this column represents the dividend RSUs granted on July 18, 2014 and December 16, 2014. Mr. Levin received an equity grant of $200,000. The value reported includes a gross-up payment for taxes on the imputed income in respect to Mr. Levin’s equity grant.
(3)	Options awards reported in 2014 represent the aggregate grant date fair value of awards granted during the applicable period determined in accordance with the applicable accounting guidance for equity-based awards. See Note 9 to the combined consolidated financial statements for an explanation of the methodology and assumptions used in the FASB ASC Topic 718 valuations. The per share exercise price for each option award outstanding as of December 16, 2014 reflects the adjustment made to account for the extraordinary cash dividend declared on the Company’ common stock on such date. For purposes of ASC Topic 718, no incremental fair value resulted from such adjustment.
(4)	The amounts reported in this column include payments of cash incentive awards paid under the AIP. Awards reported in 2014 were paid in 2015 in respect of fiscal year 2014, as described above in “Compensation Programs—2014 Annual Incentive Plan (AIP)”. In addition, for Mr. Milano, this column includes the accelerated payment of 50% of his 2012 Cash-Based Performance Award ($562,500).
(5)	None of our named executive officers receive any above-market or preferential earnings in respect of any nonqualified deferred compensation plan or benefit provided by the Company.

(6) “All Other Compensation” is reflected in the below table and notes.

Name	Moving Expense(a)	Housing(b)	Tax and Legal Expenses(c)	Airfare(d)	Parking	Health Club Reimbursement	Total
David Levin	$307,868	$180,000	$390,955	$42,171	$—	$550	$921,544
Lloyd G. Waterhouse	—	—	—	—	—	—	—
Patrick Milano	—	—	—	—	—	—	—
David Stafford	—	—	—	—	4,662	—	4,662
Teresa Martin-Retortillo	—	—	—	—	—	—	—
Stephen Laster	—	—	—	—	—	1,200	1,200

(a)	Mr. Levin was provided with temporary housing in New York City for up to four months and reimbursement for moving costs, realtor fees, and other moving expenses. The value reported includes a gross-up payment for taxes on the imputed income in respect to these items.
(b)	Mr. Levin was provided with a monthly housing allowance equal to $20,000 payable over the first seventeen months following the end of the temporary housing period referenced above.
(c)	Mr. Levin was provided reimbursement for tax and legal advice in 2014. The value reported includes a gross-up payment for taxes on the imputed income in respect to these items.
(d)	This amount contains reimbursement for Mr. Levin’s spouse for roundtrip business-class travel from London to New York. The value reported includes a gross-up payment for taxes on the imputed income in respect to these items.

Fiscal Year 2014 Grants of Plan-Based Awards Table

The following table includes each grant of an award made to the named executive officers in fiscal year 2014 under any equity-based and non-equity incentive plan:

	Estimated Future Payouts Under Non—Equity Incentive Plan Awards(1)				Estimated Future Payouts Under Equity Incentive Plan Awards(2)
Name	Grant Date	Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
D. Levin		$—	$1,000,000	$2,000,000	$—	—	—	—	—	—	—
	4/29/2014	—	—	—	—	—	—	—	64,793	$122.97	$4,797,885
	4/29/2014	—	—	—	—	64,793	—	—	—	122.97	4,797,885

L. Waterhouse		—	1,000,000	—	—	—	—	—	—	—	—
	7/18/2014	—	—	—	—	—	—	4,691	—	—	621,990
	12/16/2014	—	—	—	—	—	—	2,491	—	—	306,321

P. Milano		—	550,000	—	—	—	—	—	—	—	—
	7/18/2014	—	—	—	—	2,932	—	—	2,932	—	777,486
	12/16/2014	—	—	—	—	1,557	—	—	1,557	—	382,900

D. Stafford		—	225,000	—	—	—	—	—	—	—	—
	7/18/2014	—	—	—	—	1,173	—	—	1,173	—	310,997
	12/16/2014	—	—	—	—	623	—	—	623	—	153,162

T. Martin-Retortillo		—	325,000	—	—	—	—	—	—	—	—
	5/5/2014	—	—	—	—	—	—	—	10,622	122.97	786,522
	5/5/2014	—	—	—	—	10,622	—	—	—	122.97	786,522

S. Laster		—	233,750	—	—	—	—	—	—	—	—
	7/18/2014	—	—	—	—	1,759	—	—	1,759	—	466,489
	12/16/2014	—	—	—	—	934	—	—	934	—	229,739

(1)	Represents annual cash incentive targets under the AIP for fiscal year 2014. Actual awards under the AIP were finalized and approved by the Compensation Committee in February 2015, and were paid by March 15, 2015. Pursuant to the terms of the AIP, participants are given a target award amount, but are not provided maximum or threshold amounts on an individual basis. Mr. Levin, however, is subject to a maximum bonus opportunity equal to 200% of his annual base salary, under his employment agreement. Mr. Waterhouse participated on the basis of a partial year worked.
(2)	Represents performance-vesting stock options awarded to Mr. Levin and Ms. Martin-Retortillo and performance-vesting dividend RSUs granted to Messrs. Milano, Stafford, and Laster during fiscal year 2014. Further information on the performance-vesting stock option and dividend RSU awards can be found in the “Compensation Discussion and Analysis” section above.
(3)	Represents time-based dividend RSUs granted during fiscal year 2014. Further information on the dividend RSU awards can be found in the “Compensation Discussion and Analysis” section above.

(4)	Represents service-vesting stock options awarded to Mr. Levin and Ms. Martin-Retortillo during fiscal year 2014. Further information on the service-vesting stock option awards can be found in the “Compensation Discussion and Analysis” section above.
(5)	The per share exercise price of the named executive officers’ options was determined based on the fair market value per share of the Company’ common stock as of grant date ($170). The per share exercise price for each option award has been adjusted to account for extraordinary cash dividends declared on the Company’ common stock on July 18, 2014 ($37.42) and December 16, 2014 ($9.61 per share). Pursuant to ASC Topic 718, no incremental fair value resulted from such adjustment.
(6)	Represents the aggregate grant date fair value of awards granted during the applicable period determined in accordance with the applicable accounting guidance for equity-based awards. See Note 9 to the combined consolidated financial statements for an explanation of the methodology and assumptions used in the FASB ASC Topic 718.

Employment Agreement with David Levin

Only one of our named executive officers, Mr. Levin, is party to an employment agreement. Mr. Levin’s employment agreement is dated December 14, 2013 and was amended as of March 31, 2014. Described below are the details of the compensation and benefits terms of Mr. Levin’s employment agreement, as amended.

•	Term; Transition: David Levin became President and CEO effective March 31, 2014, for an initial period of three years from that date, with an automatic renewal each year thereafter unless and until the Company or Mr. Levin provides written notice of non-renewal to the other party at least ninety (90) days before the expiration date.

•	Base Salary: Mr. Levin is entitled to an annual base salary of no less than $1,000,000, subject to annual review.

•	Annual Bonus: For fiscal year 2014 and subsequent years, Mr. Levin’s annual incentive opportunity is a target bonus of 100% of his base salary, and he has the potential to earn less than or up to 200% of the target bonus based on his achievement against pre-established performance goals. For fiscal year 2014, Mr. Levin’s annual bonus was subject to certain individual performance goals including the achievement of Plan EBITDA and other financial objectives, the achievement of cost savings objectives, actions taken to strengthen of the leadership team, the identification and resolution of critical business challenges in a timely manner, and the acceleration of the Company’s digital transformation through acquisitions and new product releases.

•	McGraw-Hill Education Equity: On April 29, 2014, Mr. Levin was provided an option grant. Additionally, on May 1, 2014, Mr. Levin invested $355,244 of his own funds in the Company in exchange for the Company’ common stock, and was granted a matching award of $200,000 of the Company’ common stock.

•	Board Membership: Mr. Levin will be a member of the Board during the term of his employment.

•	Relocation and Housing Allowance: Through December 31, 2014, the Company made available comprehensive relocation benefits, including temporary housing for Mr. Levin and his family for up to four months; moving costs for household goods; realtor fees in connection with the lease of a new apartment in Manhattan, and other relocation costs including tax advice related his relocation, as well as tax strategy and business advice for the business holdings of Mrs. Levin; and reimbursement for fees and costs in connection with the transfer of pension investments from the United Kingdom to the United States. In addition, Mr. Levin receives a monthly housing allowance of $20,000 for the seventeen month period following the end of the four-month temporary housing period, along with other relocation costs or benefits as may be agreed upon between the Company and Mr. Levin. Reimbursement is also provided for one round trip, business-class trip per month for Mrs. Levin.

•	Other Benefits: Mr. Levin is eligible for all other benefits normally provided to MHE employees, including health, savings and retirement plans, welfare and insurance plans, and other employee benefit plan practices, policies, programs and perquisites applicable generally to other senior executives of the Company. These perquisites include reimbursement for gym membership and an annual health exam fully paid for by the Company. In addition, the Company will reimburse Mr. Levin up to $20,000 for fees related to the preparation of the tax returns for him and his spouse; up to $5,000 for an education consultant for the child; and up to $25,000 in attorney fees for the review of his Employment Agreement.

See “—Potential Payments Upon Termination or Change in Control” below for a discussion of severance payments payable to Mr. Levin under the terms of his employment agreement.

Offer Letter for Teresa Martin-Retortillo

In connection with her hire, Ms. Martin-Retortillo received an offer letter, dated April 11, 2014, which set forth the terms and conditions of her employment. Described below are the details of the compensation and benefits terms of her offer letter.

•	Base Salary: Ms. Martin-Retortillo was entitled to an annual base salary of $500,000, subject to annual review.

•	Annual Bonus: Ms. Martin-Retortillo was eligible to participate in the 2014 Annual Incentive Plan, with a bonus opportunity of 65% of her base salary ($325,000 for 2014).

•	Equity: Ms. Martin-Retortillo received a one-time grant of an option to purchase 21,243 shares under the Equity Plan.

•	Severance: Ms. Martin-Retortillo is currently a participant in the Executive Severance Plan, described under “—Potential Payments upon Termination or Change in Control,” which supersedes any severance described under her offer letter. See “—Potential Payments Upon Termination or Change in Control” below for a further discussion of severance payments payable to Ms. Martin-Retortillo under the Executive Severance Plan.

Offer Letter for Stephen Laster

In connection with his hire, Mr. Laster received an offer letter, dated July 31, 2012, which set forth the terms and conditions of his employment. Described below are the details of the compensation and benefits terms of Mr. Laster’s offer letter.

•	Base Salary: Mr. Laster was entitled to an annual base salary of $350,000, subject to annual review. His base salary has since increased to $425,000 as part of the annual merit increase process and for market adjustments.

•	Annual Bonus: Mr. Laster was eligible to participate in our prior parent company’s annual incentive plan, with a bonus opportunity of $150,000 (with a guaranteed bonus amount of $150,000 in respect of fiscal year 2012). For fiscal year 2014, he is participating in the AIP, with a bonus target of 55% of his current base salary or $233,750.

•	Long-Term Incentive Grant: Mr. Laster was eligible for a long-term incentive grant of $150,000 in fiscal year 2012 under our prior parent company’s long-term incentive plan.

•	Severance: Mr. Laster is currently a participant in the Executive Severance Plan, described under “—Potential Payments upon Termination or Change in Control,” which supersedes any severance described under his offer letter. See “—Potential Payments Upon Termination or Change in Control” below for a further discussion of severance payments payable to Mr. Laster under the Executive Severance Plan.

Outstanding Equity Awards at Fiscal Year 2014 Year-End Table

	Option Awards									Stock Awards
Name(1)	Grant Date	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options # Un- exercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(7)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(8)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares (#)(9)	Equity Incentive Plan Awards: Market Value of Unearned Shares that Have Not Vested ($)
D. Levin	4/29/2014	—		64,792.5	(4)	—		122.97	4/29/2024	—	—	—	—
	4/29/2014	—		12,958.5	(5)	51,834.0	(6)	122.97	4/29/2024	—	—	—	—

P. Milano	3/22/2013	5,310.7	(2)	21,242.8	(4)	—		30.75	5/15/2023	—	—	—	—
	3/22/2013	5,310.7	(3)	5,310.7	(5)	15,932.1	(6)	30.75	5/15/2023	—	—	—	—
	7/18/2014	—		—		—		—	—	2,932.1	$360,565	1,759.3	$216,339
	12/16/2014	—		—		—		—	—	1,556.9	191,450	934.1	114,870

L. Waterhouse	3/22/2013	42,486	(2)	—		—		30.75	5/15/2023	—	—	—	—

D. Stafford	3/22/2013	2,124.3	(2)	8,497.2	(4)	—		30.75	5/15/2023	—	—	—	—
	3/22/2013	2,124.3	(3)	2,124.3	(5)	6,372.9	(6)	30.75	5/15/2023	—	—	—	—
	7/18/2014	—		—		—		—	—	1,172.9	144,227	703.7	86,536
	12/16/2014	—		—		—		—	—	622.8	76,581	373.7	45,948

T. Martin-Retortillo	5/5/2014	—		10,621.5	(4)	—		122.97	5/5/2024	—	—	—	—
	5/5/2014	—		2,124.3	(5)	8,497.2	(6)	122.97	5/5/2024	—	—	—	—

S. Laster	3/22/2013	3,186.4	(2)	12,745.6	(4)	—		30.75	5/15/2023	—	—	—	—
	3/22/2013	3,186.4	(3)	3,186.4	(5)	9,559.2	(6)	30.75	5/15/2023	—	—	—	—
	7/18/2014	—		—		—		—	—	1,759.3	216,338	1,055.6	129,803
	12/16/2014	—		—		—		—	—	934.1	114,870	560.5	68,922

(1)	This table does not address any legacy equity award holdings by our named executive officers under the equity plans and programs of our prior parent company.
(2)	Stock options awarded to our named executive officers during fiscal year 2013, other than those awarded to Mr. Waterhouse, vest 50% based on time-based vesting and 50% based on performance-based vesting. Stock options granted to Mr. Waterhouse were solely subject to time-based vesting. The stock options reported here represent the time-based vesting stock options that became exercisable on March 22, 2014 for Messrs. Milano, Stafford, and Laster, and March 22, 2014 and April 8, 2014 for Mr. Waterhouse, under the terms of his amended Option Agreement.
(3)	The stock options reported here represent 20% of the performance-based vesting stock options awarded to our named executive officers during fiscal year 2013 (described further in footnote 5 below). The options reported here represent those that became exercisable on March 22, 2014.
(4)	The stock options reported here represent the time-based vesting stock options awarded during fiscal year 2013 and fiscal year 2014 that have not vested. The stock options awarded in 2013 vest in equal annual installments on March 22, 2014, March 22, 2015, March 22, 2016, March 22, 2017 and March 22, 2018, subject to continued service through the applicable vesting date. The stock options awarded in 2014 vest in equal installments on April 29, 2015, April 29, 2016, April 29, 2017, April 29, 2018, and April 29, 2019 (for Mr. Levin), and May 5, 2015, May 5, 2016, May 5, 2017, May 5, 2018 and May 5, 2019 (for Ms. Martin-Retortillo), subject to continued service through the applicable vesting.
(5)	The stock options reported here represent 20% of the performance-based vesting stock options awarded to our named executive officers during fiscal year 2013 and fiscal year 2014 (described further in footnote 5 below), which vest on March 22, 2015 (for Mr. Milano, Mr. Stafford and Mr. Laster), April 29, 2015 (for Mr. Levin) and May 5, 2015 (for Ms. Martin-Retortillo) respectively subject to continued service through such date. The performance conditions with respect to such stock options have been satisfied based on our fiscal year 2014 achievement of specified annual Plan EBITDA and annual free cash flow performance goals.
(6)	The stock options reported here represent 60% of the performance-based vesting stock options granted in 2013 and 80% of the performance-based vesting stock options granted in 2014. The 2013 performance-based vesting stock options vest in equal annual installments on March 22, 2014, March 22, 2015, March 22, 2016, March 22, 2017 and March 22, 2018, subject to the achievement of specified Plan EBITDA and free cash flow performance goals (on either an annual or cumulative basis) for each of fiscal years 2013, 2014, 2015, 2016 and 2017, as well as continued service through the applicable vesting date. The 2014 performance-based vesting stock options vest in equal annual installments on April 29, 2015, April 29, 2016, April 29, 2017 April 29, 2018, and April 29, 2019 (for Mr. Levin), and May 5, 2015, May 5, 2016, May 5, 2017, May 5, 2018 and May 5, 2019 (for Ms. Martin-Retortillo), subject to the achievement of specified Plan EBITDA and free cash flow performance goals (on either an annual or cumulative basis) for each of fiscal years 2014, 2015, 2016, 2017 and 2018, as well as continued service through the applicable vesting date. As described in the “Compensation Discussion and Analysis” section above, the portion of the 2013 performance-based vesting stock options vesting on March 22, 2016 and the portion of the 2014 performance-based vesting stock options vesting on April 29, 2016 (for Mr. Levin) and May 5, 2016 (for Ms. Martin-Retortillo) will also have the opportunity to vest subject to the occurrence of a Qualified IPO and continued service through the date of such Qualified IPO. The stock options reported in this column represent the performance-based vesting stock options subject to performance goals for fiscal years 2015 through 2018. The performance conditions for the performance-based vesting stock options subject to performance goals for fiscal years 2013 and 2014 have been satisfied, and such stock options are described further in footnotes 3 and 5 above.
(7)	The per share exercise price for each option award outstanding as of December 31, 2014 reflects the adjustment made to account for the extraordinary cash dividend declared on the Company’ common stock on such a date. For purposes of ASC Topic 718, no incremental fair value resulted from such adjustment.

(8)	Represents unvested time-based vesting dividend RSUs and earned but unvested performance-based vesting dividend RSUs, in each case, granted on July 18, 2014 and December 16, 2014.
(9)	Represents unearned and unvested performance-based vesting dividend RSUs granted on July 18, 2014 and December 16, 2014.

Fiscal Year 2014 Nonqualified Deferred Compensation Table

	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)(2)
D. Levin	$—	$—	$—	$—	$—
L. Waterhouse	—	—	—	—	—
P. Milano	—	—	26,914	—	701,448
D. Stafford	—	—	13,177	—	343,424
T. Martin-Retortillo	—	—	—	—	—
S. Laster	—	—	—	—	—

(1)	Prior to the Founding Acquisition, Messrs. Milano and Stafford participated in a nonqualified defined contribution plan maintained by our prior parent company, The McGraw-Hill Companies, Inc. 401(k) Savings and Profit Sharing Supplement Plan, which was frozen by our prior parent company prior to the Founding Acquisition. The accounts for Messrs. Milano and Stafford were spun off from our prior parent company’s plan, and we currently maintain the accounts under our successor plan, the McGraw-Hill Education Supplemental Savings Plan. The amounts in this column show earnings credited to the executive’s accounts following the closing of the Founding Acquisition, at the rate equal to 120% of the annual applicable deferred long-term rate for December of the prior fiscal year. For the fiscal year 2014 portion of interest credited by MHE, the December 2013 rate was 3.99%.
(2)	None of the amounts reported in the “Aggregate Earnings in Last FY” column are required to be reported as compensation in the Fiscal Year 2014 Summary Compensation Table because there were no above-market or preferential earnings on the deferred compensation. None of the amounts reported in the “Aggregate Balance at Last FYE” column were reported as compensation in the Summary Compensation Table for prior years because the amounts represent accounts that were spun off from our prior parent company’s plan, plus earnings that were neither above-market nor preferential.

Potential Payments Upon Termination or Change In Control

This section describes potential payments to our named executive officers upon termination of employment or change in control, assuming the termination or change in control occurred on December 31, 2014 (in accordance with SEC rules).

For those Executives eligible to participate in the Executive Severance Plan, as described below, the following definitions generally apply (except where otherwise noted):

Under the Executive Severance Plan, “cause” is generally defined as (a) the Participant’s gross negligence or willful misconduct, or willful failure to attempt in good faith to substantially perform his or her duties (other than due to physical or mental illness or incapacity), (b) the Participant’s conviction of, or plea of guilty or nolo contendere to, or confession to, (i) a misdemeanor involving moral turpitude or (ii) a felony (or the equivalent of a misdemeanor involving moral turpitude or felony in a jurisdiction other than the United States), (c) the Participant’s knowingly willful violation of the Company’s written policies that the Board determines is detrimental to the best interests of the Company, (d) the Participant’s fraud or misappropriation, embezzlement or material misuse of funds or property belonging to the Company, (e) the Participant’s use of alcohol or drugs that materially interferes with the performance of his or her duties, or (f) willful or reckless misconduct in respect of the Participant’s obligations to the Company or its affiliates or other acts of misconduct by the Participant occurring during the course of the Participant’s employment, which in either case results in or could reasonably be expected to result in material damage to the property, business or reputation of the Company or its affiliates. In no event would unsatisfactory job performance alone be deemed to be “cause.”

Under the Executive Severance Plan, “good reason” is generally defined as an adverse change in function, duties or responsibilities that cause the Participant’s position to become one of substantially less responsibility, importance or scope; a material reduction in base salary or annual target bonus opportunity; a relocation of the Participant’s principal place of employment to a location more than fifty miles away, if a move to such location materially increases the Participant’s commute; or a material breach by the Company of any arrangement with the Participant.

As used in the AIP, “cause” generally means (in the absence of any applicable employment or similar agreement or participation in a Company-severance plan), a finding by the Company of: (i) gross negligence or willful misconduct, or willful failure to attempt in good faith to substantially perform duties (other than due to physical or mental illness or incapacity), (ii) conviction of, or plea of guilty or nolo contendere to, or confession to, a misdemeanor involving moral turpitude or a felony (or the equivalent of a misdemeanor involving moral turpitude or felony in a jurisdiction other than the United States), (iii) knowing and willful violation of any written Company-policies that the Compensation Committee determines is detrimental to the best interests of MHE, (iv) fraud or misappropriation, embezzlement or material misuse of funds or property belonging to MHE, (v) use of alcohol or drugs that materially interferes with the performance of his or her duties, or (vi) willful or reckless misconduct in respect of obligations to MHE or other acts of misconduct occurring during the course of employment, which in either case results in or could reasonably be expected to result in material damage to the property, business or reputation of MHE.

David Levin

Termination without Cause or for Good Reason

Mr. Levin’s payments upon termination as described in this section are based on the Executive Severance Plan, in which he participates, as well as certain additional termination payments applicable to terminations occurring on or prior to July 15, 2017, as provided under his Employment Agreement, dated December 14, 2013 and amended March 31, 2014. Severance benefits under his Employment Agreement and the Executive Severance Plan are conditioned upon Mr. Levin signing and delivering a general release of claims against the Company and related parties, as well as noncompetition, nonsolicitation, nondisclosure and other restrictive covenants substantially similar to the restrictive covenants contained in the named executive officers’ stock option award agreements with the Company.

In the event of a termination by us without cause or resignation by the executive for good reason (which terms have the meanings set forth in the Executive Severance Plan, except that “good reason” is expanded to include a material change in title or reporting relationship), Mr. Levin would be eligible for the following:

•	For qualifying terminations on or prior to July 15, 2015, an enhanced cash severance payment equal to the total amount of (a) two times his annual base salary, and (b) two times his target bonus. This cash severance will be paid out in equal installments over a 24-month period following the termination event. The acceleration of severance and benefits beyond the 12-month period described in Section 2.4 of the Executive Severance Plan would not apply.

•	For qualifying terminations occurring after July 15, 2015, but on or prior to July 15, 2017, an enhanced cash severance payment equal to the total amount of (a) two times his annual base salary, and (b) his Target Bonus. This cash severance will be paid out in equal installments over a 24-month period following the termination event. The acceleration of severance and benefits beyond the 12-month period described in Section 2.4 of the Executive Severance Plan would not apply.

•

For qualifying terminations occurring after July 15, 2017, a cash severance payment under the Executive Severance Plan equal to the total amount of (a) his monthly base salary, multiplied by 0.9 times the number of full and partial years of his continuous service with the Company, where this amount would not be less than 12 months’ base salary, nor would it be greater than 18 months’ base salary; and (b) his Target Bonus. This cash severance would generally be payable in installments over the applicable severance period, but with respect to any installments payable for periods after the 12-month anniversary of the termination date, 110% of the value of such remaining installments would be payable as a lump sum.

•	Continued participation in all retirement, life, medical, dental, accidental death and disability insurance benefit plans or programs in which he was participating at the time of his termination, for the duration of the severance period (i.e., 24 months for qualifying terminations occurring on or prior to July 15, 2017, or 12 months for qualifying terminations occurring after July 15, 2017), provided that he would be responsible for any required premiums or other payments under these plans.

•	To the extent not already paid, payment of the executive’s annual bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

•	For qualifying terminations effective prior to July 15, 2015, continued payment of the $20,000 monthly housing allowance specified in the Employment Agreement through July 15, 2015, as well as payment or reimbursement for moving costs for his and his family’s household goods to the United Kingdom and other relocation costs and benefits.

•	Upon any termination by the Company without Cause of by Mr. Levin for good reason, if necessary for Mr. Levin to maintain his immigration status, the Company will provide Mr. Levin the opportunity to continue services as a consulting / part-time employee until the earlier of the end of the applicable school year in which the termination occurs or the date that Mr. Levin commences employment with a subsequent employer. Any compensation payable for such services, and the nature of those continued services, will be mutually agreed upon at the time of termination, provided that the compensation for such services shall reduce, dollar for dollar, any severance payments or benefits payable under the Severance Plan.

Termination due to Death or Disability

In the event of termination of employment due to death or disability, in addition to payment of any unpaid base salary through the date of termination and any other amounts of benefits required to be paid or provided either by law or under any plan, program, policy or practice of the Company, Mr. Levin or his estate (as the case may be) would receive the following:

•	To the extent not already paid, payment of the executive’s annual bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

•	Upon a termination of employment due to his death, the Company would continue to provide his spouse (or in the event of a contemporaneous death of both Mr. Levin and his spouse, his youngest child) with the $20,000 monthly housing allowance specified in the Employment Agreement through the earlier of 18 months after his date of hire or 6 months from the date of Mr. Levin’s death.

Mr. Levin’s Employment Agreement permits him to terminate his employment without good reason upon 90 days’ prior written notice to the Company.

Patrick Milano, David Stafford, Teresa Martin-Retortillo and Stephen Laster

Termination without Cause or for Good Reason

Each of Messrs. Levin, Milano, Stafford, and Laster and Ms. Martin-Retortillo are eligible to participate in the Executive Severance Plan. Severance benefits under the Executive Severance Plan are conditioned upon the executive signing and delivering a general release of claims against the Company and related parties, as well as noncompetition, nonsolicitation, nondisclosure and other restrictive covenants substantially similar to the restrictive covenants contained in the named executive officers’ stock option award agreements with the Company.

In the event of a termination by us without cause or resignation by the executive for good reason (which terms have the meanings set forth in the Executive Severance Plan), assuming such termination occurred on December 31, 2014, Mr. Levin, Mr. Milano, Mr. Stafford, Ms. Martin-Retortillo, or Mr. Laster (as applicable) would be eligible for the following:

•	A cash severance payment equal to the total amount of (a) his or her monthly base salary, multiplied by 0.9 times the number of full and partial years of his or her continuous service with the Company, subject to a minimum severance payment equal to 12 months’ base salary and a maximum severance payment equal to 18 months’ base salary; and (b) the Participant’s Target Annual Bonus. This cash severance would generally be payable in installments over the applicable severance period, but with respect to any installments payable for periods after the 12-month anniversary of the termination date, 110% of the value of such remaining installments would be payable as a lump sum.

•	Continued participation in all retirement, life, medical, dental, accidental death and disability insurance benefit plans or programs in which he or she was participating at the time of his or her termination, for 12 months, provided that he or she would be responsible for any required premiums or other payments under these plans.

•	To the extent not already paid, payment of the executive’s bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and nonqualitative performance criteria and assuming 100% of such bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

Termination due to Death or Disability

In the event of termination of employment due to death, disability or a qualifying retirement, in addition to payment of any unpaid base salary through the date of termination and any other amounts of benefits required to be paid or provided either by law or under any plan, program, policy or practice of the Company, Mr. Milano, Mr. Stafford, Ms. Martin-Retortillo, or Mr. Laster or their estate (as the case may be) would receive the following:

•	To the extent not already paid, payment of the executive’s bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

Treatment of Option Awards and Dividend RSU Awards upon Potential Termination or Change in Control

Each of our named executive officers was granted a stock option award under the Management Equity Plan. Additionally, as part of the extraordinary dividend distributions that occurred in 2014, Messrs. Milano, Stafford and Laster received grants of dividend RSUs.

Under the terms of the stock option award agreement for our named executive officers, if the executive’s employment terminates due to the executive’s death, by us due to the executive’s disability, by us other than for “cause” (as defined in the Management Equity Plan and summarized below), or by the executive for “good reason” (to the extent such good reason resignation right is set forth in any applicable employment or similar agreement or Company severance plan), a pro rata portion of the next installment of the executive’s service-vesting options scheduled to vest would become vested as of the date of termination. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. All unvested performance-vesting options would be forfeited. If a change in control occurs, all outstanding unvested time-based options would accelerate and the performance conditions with respect to the performance-vesting options would be deemed met with respect to all future periods.

If any of our named executive officer’s employment is terminated other than by us for cause or by the executive for good reason, within the 90-day period preceding a change in control, then the executive’s stock option would vest as if the change in control occurred immediately prior to the termination.

In each of the instances described above, a proportional portion of the dividend RSU award would also vest or be forfeited following the terms of the associated Option grant.

Under the Management Equity Plan, a “change in control” generally means the occurrence of either of the following:

•	Apollo Management and its affiliates cease to be the beneficial owners, directly or indirectly, of a majority of the combined voting power of the Company’ outstanding securities; and a person, entity or group other than Apollo Management and its affiliates becomes the direct or indirect beneficial owner of a percentage of the combined voting power of the Company’ outstanding securities that is greater than the percentage of the combined voting power of the Company’ outstanding securities beneficially owned directly or indirectly by Apollo Management and its affiliates; or

•	A sale of all or substantially all of the assets of the Company to a person, entity or group other than Apollo Management and its affiliates.

Notwithstanding the above, a mere initial public offering or a merger or other acquisition or combination transaction after which Apollo Management and its affiliates retain control or shared control of the Company, or have otherwise not sold or disposed of more than 50% of its investment in the Company in exchange for cash or marketable securities, will not result in a change in control.

Further, under the Management Equity Plan, “cause” (in the absence of any applicable employment or similar agreement, participation in a Company-severance plan, or alternative definition set forth in the applicable award agreement) has substantially similar meaning to the definition of “cause” under the AIP (described above), except that (i) the Compensation Committee (rather than the Company) would determine the existence of cause under the Management Equity Plan and (ii) the executive may be provided a limited period to cure certain events or occurrences that may give rise to cause.

The following tables show the incremental payments and benefits (that is, payments beyond what was earned as of December 31, 2014) that would be owed by MHE to each of the named executive officers upon certain terminations of their employment or upon a change in control, assuming that:

•	The named executive officer’s employment terminated on December 31, 2014;

•	With respect to payments and benefits triggered by a change in control, such change in control occurred on December 31, 2014; and

•	The fair market value per share of the Company common stock was $122.97 on December 31, 2014.

The following tables do not include the value of any unvested equity.

David Levin

	Cash Severance(1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards	Continuation of Other Benefits and Perquisites(4)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—
By the Company Without Cause	4,000,000	1,000,000	—	—	266,762	5,266,762
By the Executive for Good Reason	4,000,000	1,000,000	—	—	266,762	5,266,762
Death or Disability	—	1,000,000	—	—	120,000	1,120,000
Change in Control with Termination	4,000,000	1,000,000	—	—	266,762	5,266,762

(1)	Under the terms of Mr. Levin’s Employment Agreement, assuming a termination of Mr. Levin’s employment by the Company without cause or by him for good reason as of December 31, 2014, MHE would have provided him with a cash payment equal to two times his base salary and two times his annual AIP target bonus, payable in equal installments over the 24-month period following the date of termination, subject to his signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of Mr. Levin’s employment by the Company without cause or by him for good reason, Mr. Levin would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. The amount shown reflects Mr. Levin’s full-year target bonus for fiscal year 2014.
(3)	Under the terms of Mr. Levin’s option award agreement, if his employment terminates during the vesting period due to death, disability, or termination by the Company other than for cause or by Mr. Levin for good reason, a pro rata portion of the next installment of the service-vesting options scheduled to vest would become vested as of the termination date. All unvested performance-vesting options would be forfeited. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination.

If a change in control occurs, all outstanding unvested time-based options would accelerate and the performance conditions with respect to the performance-vesting options would be deemed met for the year of the change in control and all subsequent years.

As of December 31, 2014, we have assumed that the fair market value per share of the Company common stock did not exceed the exercise price applicable to Mr. Levin’s option; thus, the amounts above show no value in respect of the portion of the option which would become vested and exercisable upon such termination or change in control event.

(4)	Represents the cost of continuing Mr. Levin’s benefits at the current level of the employer-portion of monthly premium costs for a period of 24 months following termination. This amount would be payable in cash to Mr. Levin, assuming he elects to receive COBRA continuation coverage for himself and/or his covered dependents. Also represents the cost of continued payment of the $20,000 monthly housing allowance specified in the Employment Agreement through July 15, 2015, as well as payment or reimbursement for moving costs to the United Kingdom and related relocation costs and benefits.

Patrick Milano

	Cash Severance(1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards(4)	Cash Awards(5)	Continuation of Other Benefits and Perquisites(6)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—	$—
By the Company Without Cause	1,420,833	550,000	381,068	85,903	562,500	12,039	3,012,343
By the Executive for Good Reason	1,420,833	550,000	381,068	85,903	—	12,039	2,449,843
Death or Disability	—	550,000	381,068	85,903	562,500	—	1,579,471
Change in Control with Termination	1,420,833	550,000	3,918,022	883,225	—	12,039	6,784,119

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 18 times his monthly base salary plus the annual AIP target bonus, with an additional 10% payment due for periods in excess of 12 months. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by him for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. The amount included reflects the executive’s full-year bonus target for fiscal year 2014.
(3)	Under the terms of the executive’s stock option award agreement, if the executive’s employment terminates due to his death, by us due to his disability, by us other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s service-vesting options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

If a change in control occurs, all outstanding unvested time-based options would accelerate and the performance conditions with respect to the performance-vesting options would be deemed met for the year of the change in control and all subsequent years. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

As of December 31, 2014, the fair market value per share of the Company’s common stock was $122.97, while the exercise price applicable to Mr. Milano’s options was $30.75; thus, the amounts shown above reflect the value of those options which would become vested and exercisable upon such termination or change in control, based on a spread of $92.22 ($122.97 less $30.75).

(4)	Reflects the value of the pro rata portion of the dividend RSU grant referenced in note (3) above, based on a per share fair market value of $122.97 as of December 31, 2014.
(5)

Under the terms of the 2012 Cash-Based Performance Award, if the executive’s employment terminates during the vesting period due to his death, disability, or retirement, the executive would receive a pro rata portion of the award in respect of full or partial years worked during the three-year vesting period. Since the termination is assumed to have occurred on the maturity date of the award, the executive would receive 100% of the award. The amount shown reflects the full award less an advance of 50% provided to the executive in 2013.
(6)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

David Stafford

	Cash Severance(1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards(4)	Cash Awards(5)	Continuation of Other Benefits and Perquisites(6)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—	$—
By the Company Without Cause	930,000	225,000	152,429	34,361	600,000	772	1,942,562
By the Executive for Good Reason	930,000	225,000	152,429	34,361	—	772	1,342,562
Death or Disability	—	225,000	152,429	34,361	600,000	—	1,011,790
Change in Control with Termination	930,000	225,000	1,567,224	353,293	—	772	3,076,289

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 18 times his monthly base salary plus the annual AIP target bonus, with an additional 10% payment due for periods in excess of 12 months. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by him for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. The amount included reflects the executive’s full-year bonus target for fiscal year 2014.
(3)	Under the terms of the executive’s stock option award agreement, if the executive’s employment terminates due to his death, by us due to his disability, by us other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s service-vesting options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

If a change in control occurs, all outstanding unvested time-based options would accelerate and the performance conditions with respect to the performance-vesting options would be deemed met for the year of the change in control and all subsequent years. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

As of December 31, 2014, the fair market value per share of the Company’s common stock was $122.97, while the exercise price applicable to Mr. Stafford’s options was $30.75; thus, the amounts shown above reflect the value of those options which would become vested and exercisable upon such termination or change in control, based on a spread of $92.22 ($122.97 less $30.75).

(4)	Reflects the value of the pro rata portion of the dividend RSU grant referenced in note (3) above, based on a per share fair market value of $122.97 as of December 31, 2014.
(5)

Under the terms of the 2012 Cash-Based Performance Award, if the executive’s employment terminates during the vesting period due to his death, disability, or retirement, the executive would receive a pro rata portion of the award in respect of full or partial years worked during the three-year vesting period. Since the termination is assumed to have occurred on the maturity date of the award, the executive would receive 100% of the award.
(6)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

Teresa Martin-Retortillo

	Cash Severance(1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards	Continuation of Other Benefits and Perquisites(4)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—
By the Company Without Cause	825,000	325,000	—	—	7,190	1,157,190
By the Executive for Good Reason	825,000	325,000	—	—	7,190	1,157,190
Death or Disability	—	325,000	—	—	—	325,000
Change in Control with Termination	825,000	325,000	—	—	7,190	1,157,190

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 12 times her monthly base salary plus the annual AIP target bonus. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by her for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which she is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. The amount included reflects the executive’s full-year bonus target for fiscal year 2014.
(3)	Under the terms of the executive’s stock option award agreement, if the executive’s employment terminates due to her death, by us due to her disability, by us other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s service-vesting options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination.

If a change in control occurs, all outstanding unvested time-based options would accelerate and the performance conditions with respect to the performance-vesting options would be deemed met for the year of the change in control and all subsequent years.

As of December 31, 2014, we have assumed that the fair market value per share of the Company’s common stock did not exceed the exercise price applicable to Ms. Martin-Retortillo’s option; thus, the amounts above show no value in respect of the portion of the option which would become vested and exercisable upon such termination or change in control event.

(4)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

Stephen Laster

	Cash Severance(1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards(4)	Cash Awards(5)	Continuation of Other Benefits and Perquisites(6)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—	$—
By the Company Without Cause	658,750	233,750	228,639	51,541	225,000	10,785	1,408,465
By the Executive for Good Reason	658,750	233,750	228,639	51,541	—	10,785	1,183,465
Death or Disability	—	233,750	228,639	51,541	225,000	—	738,930
Change in Control with Termination	658,750	233,750	2,350,798	529,932	—	10,785	3,784,015

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 12 times his monthly base salary plus the annual AIP target bonus. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by him for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. The amount included reflects the executive’s full-year bonus target for fiscal year 2014.
(3)	Under the terms of the executive’s stock option award agreement, if the executive’s employment terminates due to his death, by us due to his disability, by us other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s service-vesting options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

If a change in control occurs, all outstanding unvested time-based options would accelerate and the performance conditions with respect to the performance-vesting options would be deemed met for the year of the change in control and all subsequent years. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

As of December 31, 2014, the fair market value per share of the Company’s common stock was $122.97, while the exercise price applicable to Mr. Laster’s options was $30.75; thus, the amounts shown above reflect the value of those options which would become vested and exercisable upon such termination or change in control, based on a spread of $92.22 ($122.97 less $30.75).

(4)	Reflects the value of the pro rata portion of the dividend RSU grant referenced in note (3) above, based on a per share fair market value of $122.97 as of December 31, 2014.
(5)	Under the terms of the 2012 Cash-Based Performance Award, if the executive’s employment terminates during the vesting period due to his death, disability, or retirement, the executive would receive a pro rata portion of the award in respect of full or partial years worked during the three-year vesting period. Since the termination is assumed to have occurred on the maturity date of the award, the executive would receive 100% of the award.
(6)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

Fiscal Year 2014 Director Compensation

Four members of the Board and its subsidiaries who served in fiscal year 2014 received compensation for their services as directors. All other members of the Board who served in fiscal year 2014 were either employees of the Company or Apollo Management, and did not receive any additional compensation for their service as directors.

Mr. Wolsey-Paige received an annual cash retainer equal to $60,000 for his service as a director, plus an annual cash retainer equal to $15,000 for his service as the chairperson of the Audit Committee of the Board.

Messrs. Waterhouse and Schlosser each received an annual cash retainer equal to $60,000 for his service as a director.

Mr. Villaraigosa received an annual cash retainer of $60,000 for his services as director, prorated to reflect his start date of July 1, 2014. In addition, upon joining the Board, he received a one-time award under the Management Equity Plan of an option to acquire 625 shares of the Company’s common stock.

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation	Total
Lloyd G. Waterhouse	$60,000	$—	$—	$60,000
Mark Wolsey-Paige	75,000	—	—	75,000
Antonio Villaraigosa	30,000	46,281	—	76,281
Ronald Schlosser	60,000	—	—	60,000

(1)	Represents the aggregate grant date fair value, determined in accordance with the applicable accounting guidance for equity-based awards, of a one-time award to Mr. Villaraigosa of an option to acquire 625 shares of the Company’s common stock. See Note 13 to the combined consolidated financial statements for an explanation of the methodology and assumptions used in the FASB ASC Topic 718 valuations.

The vesting schedule of Mr. Villaraigosa’s option award is as follows: 50% of the option vests in equal installments of 25% on each of the first four anniversaries of the date of grant, subject to continued service, and the remaining 50% of the option vests in equal installments of 25% on each of the first four anniversaries of the date of grant, subject to continued service and the achievement of Plan EBITDA and free cash flow performance goals with respect to each fiscal year beginning with fiscal year 2014 and ending with fiscal year 2018. As of December 31, 2014, no portion of Mr. Villaraigosa’s option was vested or exercisable.

The per share exercise price for Mr. Villaraigosa’s option award is $122.97. Like the stock options granted to our named executive officers, the per share exercise price was adjusted on July 18, 2014 and again on December 16, 2014 to account for extraordinary cash dividends declared on the Company’ common stock on such dates. For purposes of ASC Topic 718, no incremental fair value resulted from such adjustment.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is composed of Larry Berg, Antoine Munfakh and Ronald Schlosser. Mr. Schlosser previously served as Executive Chairman of the Company through May 1, 2014. During 2014, no other member of the Compensation Committee was a former or current officer or employee of the Company. In addition, during 2014, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on the Board.

2015 Omnibus Incentive Plan

We plan to adopt the Omnibus Incentive Plan pursuant to which equity-based and cash incentives may be granted to participating employees, directors and consultants. We expect the Board to adopt, and our stockholders to approve, the Omnibus Incentive Plan prior to the consummation of this offering. The following is a summary of certain terms and conditions of the Omnibus Incentive Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full Omnibus Incentive Plan.

Administration. The Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. As of the date of this filing, a total of approximately      individuals may be eligible. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. The Omnibus Incentive Plan provides for an aggregate of              shares of our common stock. No more than              shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than              shares of our common stock in any single fiscal year. No more than              shares of our common stock may be granted under the Omnibus Incentive Plan with respect to any performance compensation awards to any participant for any single performance period (or with respect to each fiscal year if the performance period is more than one fiscal year) or in the event such performance compensation award is paid in cash, other securities, other awards or other property, no more than the fair market value of              shares of our common stock on the last day of the performance period to which such award relates. The maximum amount payable to any participant under the Omnibus Incentive Plan for any single performance period (or with respect to each single fiscal year in the event a performance period extends beyond a single fiscal year) for a cash denominated award that is intended to qualify as performance-based compensation under Section 162(m) of the Code is $            . The maximum amount payable to any non-employee director under the Omnibus Incentive Plan for any single fiscal year is $            . If any award granted under the Omnibus Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or is settled in cash or otherwise without the issuance of shares, shares of our common stock subject to such award will again be made available for future grants; provided that in no event will such shares increase the number of shares of our common stock that may be delivered pursuant to incentive stock options granted under the Omnibus Incentive Plan to the extent permitted under Section 422 of the Code. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the Omnibus Incentive Plan. Immediately following the adoption of the Omnibus Incentive Plan, no new awards will be granted under the Management Equity Plan.

Change in Capitalization. If there is a change in our Company’s corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number and kind of securities reserved for issuance under the Omnibus Incentive Plan, the number and kind of securities covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as “Substitute Awards”).

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of vesting, exercise and expiration, as may be determined by the Compensation Committee. The maximum term of an option granted under the Omnibus Incentive Plan will be ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% shareholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by our Company’s insider trading policy or a Company imposed “blackout period,” in which case, the option’s term will be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension does not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Compensation Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include tandem SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in tandem with an option will be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock for each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Compensation Committee and reflected in the award agreement.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award is an award of an unfunded and unsecured promise to deliver shares of our common stock, cash, other securities or other properties, subject to certain restrictions under the Omnibus Incentive Plan. Unless otherwise provided by the Compensation Committee in an award agreement, upon the expiration of restricted period and the attainment of any other vesting criteria established by the Compensation Committee, the participant will be entitled to one share of our common stock (or other securities or other property, as applicable) for each such outstanding restricted stock unit which has not then been forfeited; provided, however, that the Compensation Committee may elect to (i) pay cash or part cash and part our common stock in lieu of delivering only shares of our common stock or (ii) defer the delivery of our common stock (or cash or part common stock and part cash, as the case may be) beyond the expiration of the restricted period if such extension would not cause adverse tax consequences under Section 409A of the Code. To the extent provided in an award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments upon the payment by our Company of dividends on shares of our common stock, either in cash or (at the sole discretion of the Compensation Committee) in shares of our common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive future grants of awards at a future date or other awards denominated in our common stock (including performance shares or performance units), or awards that provide for cash payments based in whole or in part on the value or future value of shares of our common stock under the Omnibus Incentive Plan, alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Performance Compensation Awards. The Compensation Committee may grant any award under the Omnibus Incentive Plan in the form of a “Performance Compensation Award” (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain “Performance Goals.” The Compensation Committee may establish these Performance Goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth, gross billings or gross billings growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after income taxes, interest, depreciation, and amortization on an adjusted or unadjusted basis (including EBIT and EBITDA);

•	gross or net operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total shareholder return);

•	expense targets or cost reduction goals, general and administrative expense savings;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added or other “value creation” metrics;

•	enterprise value;

•	stockholder return;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

•	system-wide revenues;

•	cost of capital, debt leverage year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the foregoing.

Any Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure the performance of our Company and/or its affiliates or any divisions, operation or business units or segments, product lines, asset classes, brands, administrative departments or combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies, a published or special index that the Compensation Committee deems appropriate or stock market indices. The Compensation Committee may provide for accelerated vesting, delivery and exercisability of any award based on the achievement of Performance Goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s Performance Compensation Award for a performance period, the Compensation Committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

The Compensation Committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items and/or in management’s discussion and analysis of financial condition and results of operations appearing in our Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our Company’s fiscal year. Unless otherwise provided in the applicable award agreement, a participant will be eligible to receive payment in respect of a performance compensation award only to the extent that (I) the Performance Goals for such period are achieved; and (II) all or some of the portion of such participant’s performance compensation award has been earned for the performance period based on the application of the “Performance Formula” (as defined in the Omnibus Incentive Plan) to such Performance Goals.

As a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in 2019. As a result, awards under the Omnibus Incentive Plan (whether in the form of equity or cash bonuses) need not be designed to qualify as performance-based compensation for purposes of Section 162(m) of the Code during this transition period, and the Compensation Committee may take this into account in determining terms and conditions of awards granted under the Omnibus Incentive Plan.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between a participant and our Company, in the event of a change of control, if a participant’s employment or service is terminated by our Company other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable Performance Goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Compensation Committee and prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s common stock received or to be received by other shareholders of the Company in the event. Notwithstanding the above, the Compensation Committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of New York Stock Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

Term and Amendment; Prohibition on Repricing. The Omnibus Incentive Plan will have a term of ten years. The Board may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient. Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the Compensation Committee may not cancel any outstanding option or SAR that has a per share exercise price or per share strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof and (iv) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i) through (iv) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i) through (iv) can be amended without the approval of our stockholders.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant, vesting or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to our Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) Our Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Our Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The Omnibus Incentive Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the Omnibus Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. As discussed above, as a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in 2019.

New Plan Benefits

It is not possible to determine the benefits or amounts that will be received by or allocated to participants under the Omnibus Incentive Plan because awards under the Omnibus Incentive Plan will made at the discretion of the Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Code).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We or one of our subsidiaries may occasionally enter into transactions with certain “related parties.” Related parties include its executive officers, directors, nominees for directors, a beneficial owner of 5% or more of its common stock and immediate family members of these parties. We refer to transactions involving amounts in excess of $120,000 and in which the related party has a direct or indirect material interest as “related party transactions.”

Founding Acquisition Fee Agreement

In connection with the Founding Acquisition, Apollo Global Securities, LLC (the “Service Provider”) entered into a transaction fee agreement with McGraw-Hill Education and MHE Acquisition, LLC (the “Founding Acquisition Fee Agreement”) relating to the provision of certain structuring, financial, investment banking and other similar advisory services by the Service Provider to MHE Acquisition, LLC, its direct and indirect divisions and subsidiaries, parent entities or controlled affiliates (collectively, the “Company Group”) in connection with the Founding Acquisition and future transactions. MHE Acquisition, LLC paid the Service Provider a one-time transaction fee of $25 million in the aggregate in exchange for services rendered in connection with structuring the Founding Acquisition, arranging the financing and performing other services in connection with the Founding Acquisition. Subject to the terms and conditions of the Founding Acquisition Fee Agreement, MHE Acquisition, LLC will pay to the Service Provider an additional transaction fee equal to 1% of the aggregate enterprise value paid or provided in connection with any merger, acquisition, disposition, recapitalization, divestiture, sale of assets, joint venture, issuance of securities (whether equity, equity-linked, debt or otherwise), financing or any similar transaction effected by a member of the Company Group. As a result of executing the Founding Acquisition Fee Agreement, we are able to retain the services of the Service Provider. In exchange, we agreed to pay the fees as described above. The Founding Acquisition Fee Agreement will be terminated in connection with the closing of this offering.

Management Fee Agreement

In connection with the Founding Acquisition, Apollo Management VII, L.P. (the “Management Service Provider”) entered into a management fee agreement with McGraw-Hill Education and MHE Acquisition, LLC (the “Management Fee Agreement”) relating to the provision of certain management consulting and advisory services to the members of the Company Group. In exchange for the provision of such services, MHE Acquisition, LLC will pay the Management Service Provider a non-refundable annual management fee of $3.5 million in the aggregate. Subject to the terms and conditions of the Management Fee Agreement, upon a change of control or an initial public offering (“IPO”) of a member of the Company Group, the Management Service Provider may elect to receive a lump sum payment in lieu of future management fees payable to them under the Management Fee Agreement. As a result of executing the Management Fee Agreement, we are able to retain the expertise of the Management Service Provider. In exchange, we agreed to pay the fees as described above. The Management Fee Agreement will be terminated in connection with the closing of this offering.

Participation of the Service Provider in the Sales of the MHGE PIK Toggle Notes

The Service Provider is an affiliate of Apollo and acted as an initial purchaser in the sale of the MHGE PIK Toggle Notes. The Service Provider received approximately $0.7 million of the gross spread in the sale of the MHGE PIK Toggle Notes.

Quest Agreement

Leaders Quest Ltd (“Quest”) is a UK-based non-profit enterprise at which Lindsay Levin is the founder and managing partner. Ms. Levin is the wife of David Levin, who serves as our President and Chief Executive Officer. In 2014 the Company entered into an agreement with Quest pursuant to which Quest provided leadership workshops and leadership training for 12 members of the Company’s executive leadership team. The Company paid Quest approximately $0.1 million in 2014 in connection with the Quest agreement. In 2015, the Company entered into another agreement with Quest pursuant to which Quest is providing additional leadership workshops and other leadership training for approximately 75 members of the Company’s management, including the Company’s executive leadership team. The Company is expected to pay Quest approximately $0.3 million in 2015 in connection with the Quest agreement. As Quest is a non-profit enterprise, Ms. Levin does not stand to benefit financially from Quest’s relationship with the Company.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of                     , 2015 that, as adjusted for the completion of this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of the Board;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the stockholders, directors or named executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o McGraw-Hill Education, Inc., 2 Penn Plaza, New York, NY 10121.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number(1)	Before this Offering		After this Offering
5% Stockholders:
Apollo(3)			%		%

Named Executive Officers and Directors:
David Levin(4)			%		%
Patrick Milano(5)			%		%
David Stafford(6)			%		%
Teresa Martin-Retortillo(7)			%		%
Stephen Laster(8)			%		%
Larry Berg(9)			%		%
Nancy Lublin			%		%
Antoine Munfakh(9)			%		%
Ronald Schlosser(10)			%		%
Antonio Villaraigosa			%		%
Lloyd G. Waterhouse(11)			%		%
Mark Wolsey-Paige(12)			%		%
Directors and named executive officers as a group (14 persons)(13)			%		%

*	Less than 1%.
(1)	The number of shares of common stock reported as beneficially owned prior to this offering include .
(2)	Percentage of shares beneficially owned before this offering prior is calculated using shares of common stock outstanding, which assumes no options are exercised by any holder in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act.
(3)

Apollo Co-Investors (MHE), L.P. (“Co-Investors LP”) and AP Georgia Holdings, LP (“AP Georgia,” and together with Co-Investors LP, the “Apollo Funds”) hold of record over 99% of the issued and outstanding common stock of the Issuer. Apollo Management (MHE), LLC (“Management (MHE)”) is the investment manager for Co-Investors LP. AP Georgia Holdings GP, LLC (“AP Georgia GP”) is the general partner of AP Georgia. Apollo Management VII, L.P. (“Management VII”) is the sole member and manager of Management (MHE) and the manager of AP Georgia GP. The general partner of Management VII is AIF VII Management, LLC (“AIF VII LLC”). Apollo Management, L.P. (“Apollo Management”) is the sole member-manager of AIF VII LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of our equity interests. The principal address of each of the Apollo Funds and for AP Georgia GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal address of Management (MHE), Management VII, AIF VII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, NY 10019.
(4)	Mr. Levin holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days.
(5)	Mr. Milano holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days.
(6)	Mr. Stafford holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days.
(7)	Ms. Martin-Retortillo holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days.
(8)	Mr. Laster holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days.
(9)	The address of Mr. Berg and Mr. Munfakh is c/o Apollo Global Management, LLC, 9 West 57th Street, New York, NY 10019.
(10)	Mr. Schlosser holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days.
(11)	Mr. Waterhouse holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days. Mr. Waterhouse was our President and CEO until his retirement on April 8, 2014.
(12)	Mr. Wolsey-Paige holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days.
(13)	Percentages of shares beneficially owned by all directors and executive officers as a group does not give effect to shares of common stock that such directors and executive officers may purchase as part of the directed share program.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we expect to amend our amended and restated certificate of incorporation so that our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. After the consummation of this offering, we expect to have              shares (or              shares if the underwriters exercise their option to purchase additional shares in full) of common stock and zero shares of preferred stock outstanding. Summarized below are material provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws as they will be in effect upon the completion of this offering, as well as relevant sections of the DGCL. The following summary is qualified in its entirety by the provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share of common stock on each matter properly submitted to the stockholders on which the holders of shares of common stock are entitled to vote. Subject to the rights of holders of any series of preferred stock to elect directors under specified circumstances, at any annual or special meeting of the stockholders, holders of common stock will have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Dividend Rights

The holders of our common stock are entitled to receive dividends when, as, and if declared by the Board out of legally available funds.

All shares of our common stock will be entitled to share equally in any dividends the Board may declare from legally available sources, subject to the terms of any outstanding preferred stock. See “—Preferred Stock.” Provisions of our debt agreements and other contracts, including requirements under the second amended and restated certificate of incorporation described elsewhere in this prospectus, may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights

Upon a liquidation or dissolution of the Company, whether voluntary or involuntary and subject to the rights of the holders of any preferred stock, all shares of our common stock will be entitled to share equally in the assets available for distribution to holders of common stock after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters

The holders of our common stock will have no preemptive rights. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

After the consummation of this offering, the Board may, by a majority vote, issue, from time to time, up to an aggregate of              shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.” The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.” We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Certain provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

“Blank Check” Preferred Stock

Our second amended and restated certificate of incorporation provides that the Board may, by a majority vote, issue shares of preferred stock. Preferred stock could be issued by the Board to increase the number of outstanding shares making a takeover more difficult and expensive. See “—Preferred Stock.”

No Cumulative Voting

Our second amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors.

Stockholder Action by Written Consent

Our second amended and restated certificate of incorporation provides that for as long as Apollo beneficially owns more than 50% of the outstanding shares of our common stock, any action required to be or that may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by the stockholders having not less than the minimum number of votes necessary to take such action.

Classified Board

Our second amended and restated certificate of incorporation and second amended and restated bylaws provide that following this offering, the Board will have three classes of directors:

•	Class I shall consist of directors whom shall serve an initial one-year term;

•	Class II shall consist of directors whom shall serve an initial two-year term; and

•	Class III shall consist of directors whom shall serve an initial three-year term.

The number of directors on the Board may be fixed by at least two-thirds of the members of the Board then in office; provided, however, that as long as Apollo beneficially owns more than 50% of the outstanding shares of our common stock, the number of directors on the Board may not be increased or decreased without the approval of a majority of the Apollo Directors then in office.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our second amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our second amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. In lieu of our 2015 annual meeting, our stockholders executed a unanimous written consent to elect the Company’s directors.

Special Meetings of Stockholders

Subject to the rights of the preferred stock, special meetings of our stockholders may be called only by a majority of the Board pursuant to a resolution approved by the Board, or by Apollo upon written request to the secretary of the Company so long as Apollo beneficially owns a majority of the outstanding shares of our common stock, and business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice of such special meeting.

Limitation of Officer and Director Liability and Indemnification Arrangements.

Our second amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. However, if Delaware law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Delaware law, as so amended.

Our second amended and restated certificate of incorporation provides that we will, from time to time, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We also will indemnify any person who, at our request, is or was serving as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us.

The right to be indemnified will include the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

The Board may take certain action it deems necessary to carry out these indemnification provisions, including purchasing insurance policies. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our second amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

We intend to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in Delaware law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors and officers.

Forum Selection

Our second amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Delaware Anti-Takeover Law

We have elected to be exempt from the restrictions imposed under Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to exception specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period.

Amendment of Our Second Amended and Restated Certificate of Incorporation

Our second amended and restated certificate of incorporation may be amended by the affirmative vote of at least a majority of the voting power of all outstanding shares of the Company entitled to vote thereon and by the vote of the holders of a majority of the Board.

Amendment of Our Second Amended and Restated Bylaws

Our second amended and restated bylaws may be amended by the affirmative vote of at least a majority of the voting power of all outstanding shares of the Company entitled to vote thereon and by the vote of the holders of a majority of the Board.

Corporate Opportunity

Under our second amended and restated certificate of incorporation, to the extent permitted by law:

•	Each of Apollo and any of our directors who are employees, partners, directors or other affiliates of Apollo or any of Apollo’s affiliates has the right to, and has no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as the us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if Apollo or any of our directors who are employees, partners, directors or other affiliates of Apollo or any of Apollo’s affiliates acquires knowledge of a potential transaction that could be a corporate opportunity, he has no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MHED.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following summary of the material terms of certain financing arrangements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents.

MHGE Senior Secured Notes

In connection with the Founding Acquisition, on March 22, 2013, MHGE Holdings and McGraw-Hill Global Education Finance, Inc. issued $800.0 million in principal amount of the MHGE Senior Secured Notes in a private placement. The MHGE Senior Secured Notes bear interest at a rate of 9.75% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2013. The MHGE Senior Secured Notes were issued at a discount of 1.36%. Debt issuance costs and the discount are amortized to interest expense over the term of the MHGE Senior Secured Notes using the effective interest method. The amount of amortization included in interest expense, net was $3.6 million and $4.5 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense was $2.8 million and $4.6 million for the year ended December 31, 2014 (Successor) and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem the MHGE Senior Secured Notes at their option, in whole or in part, at any time on or after April 1, 2016, at certain redemption prices.

On March 24, 2014, MHGE Holdings and McGraw-Hill Global Education Finance, Inc. began paying an incremental 0.25% interest rate on the MHGE Senior Secured Notes because a registration statement for an exchange offer to exchange the initial MHGE Senior Secured Notes for registered MHGE Senior Secured Notes had not been declared effective prior to that date. The incremental interest continued to accrue until the exchange offer had been consummated. MHGE Holdings’ registration statement for the exchange offer was declared effective on May 14, 2014, and the exchange offer was completed on June 19, 2014 ending the incremental 0.25% accrual on that date.

The MHGE Senior Secured Notes are fully and unconditionally guaranteed by MHGE Holdings and each of MHGE Holdings’ domestic restricted subsidiaries that guarantee the MHGE Facilities. In addition, the MHGE Senior Secured Notes and the related guarantees are secured by first priority lien on the same collateral that secure the MHGE Facilities, subject to certain exclusions.

The MHGE Facilities and the MHGE Senior Secured Notes contain certain customary affirmative covenants and events of default. In addition, the negative covenants in the MHGE Facilities and the MHGE Senior Secured Notes limit MHGE Holdings and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Holdings’ assets.

The fair value of the MHGE Senior Secured Notes was approximately $890.0 million and $882.0 million as of December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of its MHGE Senior Secured Notes based on trades in the market. Since the MHGE Senior Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Senior Secured Notes is approximately 6.25 years.

MHGE Facilities

In connection with the Founding Acquisition, on March 22, 2013, MHGE Holdings, our wholly owned subsidiary, together with MHGE Intermediate Holdings, LLC, entered into the MHGE Facilities, which is governed by a first lien credit agreement as amended and restated, with Credit Suisse AG, as administrative agent and the other agents and lenders party thereto, that provided senior secured financing of up to $1,050.0 million, consisting of:

•	MHGE Term Loan in an aggregate principal amount of $810.0 million with a maturity of six years; and

•	MHGE Revolving Facility in an aggregate principal amount of up to $240.0 million with a maturity of five years, including both a letter of credit sub-facility and a swingline loan sub-facility. The amount available under the MHGE Revolving Facility as of December 31, 2014 was $240.0 million.

On December 31, 2013, MHGE Intermediate Holdings, LLC made a voluntary principal payment of 10% of the $810.0 million MHGE Term Loan outstanding against remaining installments thereunder in reverse order of maturity. This $81.0 million voluntary principal payment is in addition to MHGE Intermediate Holdings, LLC’s scheduled quarterly repayment of $2.0 million that was paid on the same date.

On March 24, 2014, MHGE Intermediate Holdings, LLC made a voluntary principal payment of $35.0 million and refinanced the MHGE Term Loan in the aggregate principal of $688.0 million. The revised terms reduce the LIBOR floor from 1.25% to 1.0% and the applicable LIBOR margin from 7.75% to 4.75%. The maturity date did not change but quarterly principal payments were reduced from $2.0 million to $1.7 million, maintaining the amortization rate at  1⁄4 of 1% of the refinanced principal amount.

On May 4, 2015, MHGE Holdings entered into and successfully closed on the repricing amendment by and among the MHGE Holdings, the guarantors party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender party thereto. In connection with the closing of the repricing, MHGE Holdings voluntarily prepaid approximately $0.3 million of the term loans, which resulted in $679.0 million of term loans remaining outstanding pro-forma for the transaction. As a result of the repricing amendment, the LIBOR margin applicable to the Refinancing MHGE Term Loans was reduced from 4.75% to 3.75%. The Refinancing MHGE Term Loans are prepayable at any time without premium or penalty, provided that there is a 1.00% fee payable to the lenders in connection with any refinancing or repricing of the Refinancing MHGE Term Loans that reduces the interest rate prior to the date that is 6 months after the closing of the repricing amendment (other than in connection with an IPO, a change of control or a transformative acquisition).

The interest rate on the borrowings under the MHGE Facilities is based on LIBOR or Prime, plus an applicable margin. The interest rate at September 30, 2015 was 4.75% for the MHGE Term Loan and there were no borrowings outstanding under the MHGE Revolving Facility. The MHGE Term Loan and the MHGE Revolving Facility were issued at a discount of 3% and 2%, respectively. Debt issuance costs and the discount are amortized over the term of the respective facility using the effective interest method and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $8.6 million and $9.2 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense was $12.7 million and $10.8 million for the year ended December 31, 2014 (Successor) and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHGE Term Loan requires quarterly amortization payments totaling 1% per annum of the original principal amount of the facility, with the balance payable on the final maturity date. The MHGE Term Loan also includes custom mandatory prepayments requirements based on certain events such as asset sales, debt issuances and defined levels of free cash flows.

All obligations under the MHGE Facilities are guaranteed by MHGE Intermediate Holdings, LLC, MHGE Holdings, and each of MHGE Holdings’ existing and future direct and indirect material, wholly owned domestic subsidiaries and are secured by first priority lien on substantially all tangible and intangible assets of MHGE Holdings and each subsidiary guarantor, all of MHGE Holdings’ capital stock and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHGE Revolving Facility includes a springing financial maintenance covenant that requires MHGE Holdings net first lien leverage ratio not to exceed 7.00 to 1.00 (the ratio of consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA, as defined in the credit agreement governing the MHGE Facilities). The covenant will be tested quarterly when the revolving credit facility is more than 20% drawn (including outstanding letters of credit), beginning with the fiscal quarter ended June 30, 2013, and will be a condition to drawings under the MHGE Revolving Facility (including for new letters of credit) that would result in more than 20% drawn thereunder. As of September 30, 2015, the borrowings under the MHGE Revolving Facility were less than 20%, and so the covenant was not in effect.

Adjusted EBITDA as presented earlier reflects EBITDA as defined in the credit agreement governing the MHGE Facilities. Solely for the purpose of calculating the springing financial covenant, pre-publication investments should be excluded from the calculation of Adjusted EBITDA.

The fair value of the MHGE Term Loan was approximately $677.6 million and $733.8 million as of December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of the MHGE Term Loan utilizing the market quotations for debt that have quoted prices in active markets. Since the MHGE Term Loan does not trade of a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Term Loan is approximately 4.25 years.

MHGE PIK Toggle Notes

On July 17, 2014, MHGE and MHGE Parent Finance, Inc. issued $400.0 million aggregate principal amount of the MHGE PIK Toggle Notes in a private placement. The MHGE PIK Toggle Notes were issued at a discount of 1%. The net proceeds were used to make a return of capital to the equity holders of MHGE and pay certain related transaction costs and expenses.

The MHGE PIK Toggle Notes bear interest at 8.500% for interest paid in cash and 9.250% for in-kind interest, “PIK Interest,” by increasing the principal amount of the MHGE PIK Toggle Notes by issuing new notes. Interest is payable semi-annually on February 1 and August 1 of each year. The determination as to whether interest is paid in cash or PIK Interest is determined based on restrictions in the credit agreement governing the MHGE Facilities and in the indenture governing the MHGE Senior Secured Notes for payments to MHGE. PIK Interest may be paid either 0%, 50% or 100% of the amount of interest due, dependent on the amount of any restriction. The MHGE PIK Toggle Notes are structurally subordinate to all of the debt of MHGE Intermediate Holdings, LLC and its subsidiaries, are not guaranteed by any of MHGE Intermediate Holdings, LLC or its subsidiaries and are a contractual obligation of MHGE.

The MHGE PIK Toggle Notes are unsecured and are not subject to registration rights.

The MHGE PIK Toggle Notes contain certain customary affirmative covenants and events of default that are similar to those contained in the indenture governing the MHGE Senior Secured Notes. In addition, the negative covenants in the MHGE PIK Toggle Notes limit MHGE and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE’s assets.

On April 6, 2015, MHGE and MHGE Parent Finance, Inc. issued an additional $100.0 million aggregate principal amount of the MHGE PIK Toggle Notes. The new MHGE PIK Toggle Notes and the existing MHGE PIK Toggle Notes are issued pursuant to the same indenture and constitute a single class of securities.

The fair value of the MHGE PIK Toggle Notes was approximately $389.9 million as of December 31, 2014. The Company estimates the fair value of its MHGE PIK Toggle Notes based on trades in the market. Since the MHGE PIK Toggle Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Senior Secured Notes is approximately 4.50 years.

MHSE Revolving Facility

In connection with the Founding Acquisition, on March 22, 2013, McGraw-Hill School Education Holdings, LLC entered into the MHSE Revolving Facility, which was an Asset-Based Revolving Credit Agreement, with Bank of Montreal as Administrative Agent and the other agents and lenders, as parties thereto, that provides senior secured financing of up to $150.0 million based on seasonal levels of the collateral base, with a maturity of five years. The MHSE Revolving Facility matures on March 22, 2018.

The interest rate on the borrowings under the MHSE Revolving Facility is based on LIBOR, plus an applicable margin. The sole outstanding obligation under the MHSE Revolving Facility at September 30, 2015 is the $10.0 million letter of credit issued to DRC on June 30, 2015. Debt issuance costs are amortized over the term of the facility and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $1.0 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense, net was $1.3 million and $1.0 million for the year ended December 31, 2014 (Successor) and the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHSE Revolving Facility includes a springing covenant that requires McGraw-Hill School Education Holdings, LLC to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0. The ratio of EBITDA, as defined in the MHSE Revolving Facility, minus non-financed cash capital expenditures and cash income taxes, to scheduled principal payments, cash interest expense and certain restricted payments, is calculated on a pro forma basis. The covenant is tested quarterly only when the availability under the MHSE Revolving Facility is less than or equal to 12.5% of the line cap, or an Event of Default, as defined in the credit agreement governing the MHSE Revolving Facility, shall have occurred and be continuing. As of September 30, 2015, the availability under the MHSE Revolving Facility was more than 12.5%, and so the covenant was not in effect.

Adjusted EBITDA, as presented earlier, reflects EBITDA as defined in the MHSE Revolving Facility.

All obligations under the MHSE Term Loan and MHSE Revolving Facility are guaranteed by the MHSE Holdings and each of MHSE’s existing and future direct and indirect material wholly owned domestic subsidiaries, and are secured by first priority lien on substantially all tangible and intangible assets of MHSE’s and each subsidiary guarantor, all of the MHSE’s capital stock, and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHSE Revolving Facility and MHSE Term Loan contain certain customary affirmative covenants and events of default. In addition, the negative covenants limit MHSE’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHSE’s assets.

MHSE Term Loan

On December 18, 2013, MHSE, McGraw-Hill School Education Holdings, LLC, the Lenders, as parties thereto, and Bank of Montreal, as Administrative Agent entered into a First-Lien Credit Agreement providing for, amongst other things, the extension of $250.0 million of Term B Loan (the “MHSE Term Loan”) to McGraw-Hill School Education Holdings, LLC to be used for general corporate purposes, including the return of capital to the stockholders of McGraw-Hill Education, Inc. In connection with and in order to, amongst other things, permit the extension of the MHSE Term Loan, MHSE, McGraw-Hill School Education Holdings, LLC, each Subsidiary Loan Party, as a party thereto, the Lenders, as parties thereto, and Bank of Montreal as ABL Agent entered into amendments to McGraw-Hill School Education Holdings, LLC’s existing MHSE Revolving Facility on November 26, 2013 and December 18, 2013.

The interest rate on the borrowings under the MHSE Term Loan is based on LIBOR or Prime, plus an applicable margin. The interest rate at September 30, 2015 was 6.25% for the MHSE Term Loan as there is a floor of 1.25% for LIBOR. The MHSE Term Loan was issued at a discount of 1%. Debt issuance costs and the discount are amortized over the term of the MHSE Term Loan and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $0.9 million for the nine months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense, net was $1.3 million and $0.1 million for the year ended December 31, 2014 (Successor) and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHSE Term Loan requires quarterly amortization payments totaling 1% per annum of the original principal amount of the facility, with the balance payable on the final maturity date of December 18, 2019. The MHSE Term Loan also includes customary mandatory prepayment requirements based on certain events such as asset sales, debt issuances, and defined levels of free cash flows.

The fair value of the MHSE Term Loan was approximately $247.5 million and $250.0 million at December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of the MHSE Term Loan utilizing market quotations for debt that have quoted prices in active markets. Since the MHSE Term Loan does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2). As of December 31, 2014, the remaining contractual life of the MHSE Term Loan is approximately 5.0 years.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock. Of these shares, all of the             shares of common stock to be sold in this offering (or             shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements beginning days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, affiliates of Apollo, certain of our other existing stockholders and all of our directors and executive officers have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of         days from the date of this prospectus, subject to certain exceptions. Please see “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions. The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the New York Stock Exchange during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the Management Equity Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences related to the purchase, ownership and disposition of our common stock by a non-United States holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, United States Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of United States federal income taxation that may be relevant to non-United States holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain investment income, any United States federal estate and gift tax laws, any state, local or non-United States tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the United States federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for United States federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for United States federal income tax purposes or holders of interests therein;

•	persons we have entered into a constructive sale with respect to our common stock under the provisions of the Code;

•	persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE AND GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION.

Non-United States Holder Defined

For purposes of this discussion, a “non-United States holder” is a beneficial owner of our common stock that is not for United States federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for United States federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the United States federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” although we currently intend to retain all future earnings, we may pay cash dividends in the future. Such payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-United States holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Any distribution made to a non-United States holder on our common stock generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-United States holder must provide the withholding agent with IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form certifying qualification for the reduced rate.

Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to United States withholding tax if the non-United States holder satisfies certain certification requirements by providing the withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-United States holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Common Stock

Subject to the discussion below in “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements,” a non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-United States holder is an individual who is present or is deemed present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-United States holder in the United States); or

•	our common stock constitutes a United States real property interest (“USRPI”) by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-United States holder’s holding period.

A non-United States holder described in the first bullet point above will be subject to United States federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by United States source capital losses.

A non-United States holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). If the non-United States holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals 50% or more of the sum of the fair market value of: (i) its worldwide real property interests and (ii) its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC does not apply to a non-United States holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. We believe we are not currently a USRPHC, and do not anticipate being a USRPHC in the future. No assurance can be given, however, that we will not be a USRPHC or that our common stock will be considered regularly traded on an established securities market when a non-United States holder disposes of shares of our common stock.

Non-United States holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-United States holder must be reported annually to the IRS and to the non-United States holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-United States holder resides or is established. Payments of dividends to a non-United States holder generally will not be subject to backup withholding if the non-United States holder establishes an exemption by properly certifying its non-United States status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form.

Payments of the proceeds from a sale or other disposition by a non-United States holder of our common stock effected by or through a United States office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-United States holder (i) properly certifies its non-United States status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form and certain other conditions are met or (ii) otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-United States holder and certain other conditions are met, or the non-United States holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the United States income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), and the United States Treasury regulations and administrative guidance issued thereunder, impose a 30% withholding tax on any dividends on our common stock and, beginning in 2019, on the gross proceeds from a disposition of our common stock in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the United States government to withhold on certain payments, and to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Non-United States holders are encouraged to consult their tax advisors regarding the possible implications of these withholding rules.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF UNITED STATES FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
BMO Capital Markets Corp.
Goldman, Sachs & Co.
Barclays Capital Inc.
Jefferies LLC
Nomura Securities International, Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Piper Jaffray & Co.
Apollo Global Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, as described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions and the per share amount, if any, of dividends declared by us and payable on the shares purchased by them from us other than by exercise of their option to purchase additional shares but not payable on the shares that are subject to that option.

To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

At our request, the underwriters have reserved for sale at the initial public offering price up to five percent of the common stock offered by this prospectus for employees, directors, officers and business associates and other persons associated with us who have expressed an interest in purchasing common stock in the offering. If purchased by these persons, these shares will be subject to a         -day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

We intend to apply to have our common stock listed on the New York Stock Exchange under the trading symbol “MHED.”

We, affiliates of Apollo, certain of our other existing stockholders and all of our directors and executive officers have agreed that, without the prior written consent of the underwriters, we and they will not, during the period ending             days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the underwriters, it will not, during the period ending             days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters and are subject to other customary exceptions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option, to purchase additional shares creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. We have agreed to indemnify the several underwriters, including their controlling persons, against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (1) the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (2) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. In particular, certain of the underwriters or their affiliates are lenders under the MHGE Facilities, MHSE Revolving Facility and MHSE Term Loan. An affiliate of Credit Suisse Securities (USA) LLC is the administrative agent under the MHGE Facilities. An affiliate of BMO Capital Markets Corp. is the administrative agent under each of the MHSE Revolving Facility and MHSE Term Loan. Apollo Global Securities, LLC, which is one of the underwriters in this offering, is an affiliate of Apollo, which is our controlling stockholder. Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including funds affiliated with Apollo.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account or for the accounts of their customers, and such investment and securities activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also make investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities and instruments.

Conflicts of Interest

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, pursuant to which the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered hereby. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The combined consolidated financial statements of McGraw-Hill Education, Inc. and Subsidiaries as of December 31, 2014 and 2013 and for the period January 1, 2013 to March 22, 2013 (Predecessor), March 23, 2013 to December 31, 2013 (Successor) and for the years ending December 31, 2014 (Successor) and December 31, 2012 (Predecessor) (including the schedules appearing therein) appearing in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 to register the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. Upon the effectiveness of this registration statement on Form S-1, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports and other information with the SEC. As allowed by the SEC’s rules, this prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

For further information about us and the shares of our common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports and other information that we file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public through our internet website at or on the SEC’s website at . Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to this offering. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDEX TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF MCGRAW-HILL EDUCATION, INC. AND SUBSIDIARIES

Page
Unaudited Consolidated Financial Statements:

Consolidated Statements of Operations for the three months ended September 30, 2015 and September 30, 2014	F-2

Consolidated Statements of Operations for the nine months ended September 30, 2015 and September 30, 2014	F-3

Consolidated Statements of Comprehensive Income (Loss) for the three months ended September 30, 2015 and September 30, 2014	F-4

Consolidated Statements of Comprehensive Income (Loss) for the nine months ended September 30, 2015 and September 30, 2014	F-5

Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014	F-6

Consolidated Statements of Cash Flows for the nine months ended September 30, 2015 and September 30, 2014	F-7

Notes to Unaudited Consolidated Financial Statements	F-8

Audited Combined Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-38

Combined Consolidated Statements of Operations for the year ended December  31, 2014 (Successor), the period from March 23, 2013 to December 31, 2013 (Successor), the period from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor)

F-39

Combined Consolidated Statements of Comprehensive Income (Loss) for the year ended December  31, 2014 (Successor), the period from March 23, 2013 to December 31, 2013 (Successor), the period from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor)

F-40

Combined Consolidated Balance Sheets as of December 31, 2014 and December 31, 2013	F-41

Combined Consolidated Statements of Cash Flows for the year ended December  31, 2014 (Successor), the period from March 23, 2013 to December 31, 2013 (Successor), the period from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor)

F-42

Combined Consolidated Statements of Changes in Equity (Deficit) for the year ended December  31, 2014 (Successor), the period from March 23, 2013 to December 31, 2013 (Successor), the period from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor)

F-43

Notes to Combined Consolidated Financial Statements	F-45

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Operations

(Unaudited; dollars in thousands, except per share data)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014
Revenue	$739,790	$740,761
Cost of sales	184,461	192,742

Gross profit	555,329	548,019
Operating expenses
Operating and administration expenses	310,784	308,390
Depreciation	6,468	1,466
Amortization of intangibles	22,992	22,498
Transaction costs	—	162

Total operating expenses	340,244	332,516

Operating (loss) income	215,085	215,503
Interest expense (income), net	47,633	47,836

(Loss) income from operations before taxes on income	167,452	167,667
Income tax (benefit) provision	4,087	72,183

Net (loss) income from continuing operations	163,365	95,484
Net (loss) income from discontinued operations, net of taxes	(7,206)	(6,860)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$156,159	$88,624

Net earnings (loss) per share from continuing operations:
Basic	$15.52	$9.16
Diluted	15.09	8.95
Net earnings (loss) per share attributable to McGraw-Hill Education, Inc:
Basic	14.83	8.50
Diluted	14.43	8.31
Weighted average shares outstanding:
Basic	10,529	10,426
Diluted	10,825	10,664

See accompanying notes to the unaudited consolidated financial statements

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Operations

(Unaudited; dollars in thousands, except per share data)

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Revenue	$1,409,933	$1,419,841
Cost of sales	372,997	414,928

Gross profit	1,036,936	1,004,913
Operating expenses
Operating and administration expenses	835,919	860,778
Depreciation	20,413	15,989
Amortization of intangibles	70,096	79,775
Transaction costs	—	3,583

Total operating expenses	926,428	960,125

Operating (loss) income	110,508	44,788
Interest expense (income), net	144,398	137,462
Other (income) expense	(4,779)	(7,329)

(Loss) income from operations before taxes on income	(29,111)	(85,345)
Income tax (benefit) provision	1,561	(36,399)

Net (loss) income from continuing operations	(30,672)	(48,946)
Net (loss) income from discontinued operations, net of taxes	(69,369)	3,820

Net (loss) income	(100,041)	(45,126)
Less: Net (income) loss attributable to noncontrolling interests	—	299

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(100,041)	$(44,827)

Net (loss) earnings per share from continuing operations, basic and diluted	$(2.92)	$(4.69)
Net (loss) earnings attributable to McGraw-Hill Education, Inc.	(9.52)	(4.32)
Weighted average shares outstanding, basic and diluted	10,513	10,372

See accompanying notes to the unaudited consolidated financial statements

McGraw-Hill Education, Inc. subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited; dollars in thousands)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014
Net (loss) income	$156,159	$88,624
Other comprehensive (loss) income:
Foreign currency translation adjustment	(6,163)	(11,580)

Comprehensive (loss) income attributable to McGraw-Hill Education, Inc.	$149,996	$77,044

See accompanying notes to the unaudited consolidated financial statements

McGraw-Hill Education, Inc. subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited; dollars in thousands)

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Net (loss) income	$(100,041)	$(45,126)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(14,921)	(2,384)
Unrealized gain on investments, net of tax of $0 and $49 for the nine months ended September 30, 2015 and 2014, respectively	—	78

Comprehensive (loss) income	(114,962)	(47,432)
Less: Comprehensive loss attributable to noncontrolling interests	—	299

Comprehensive (loss) income attributable to McGraw-Hill Education, Inc.	$(114,962)	$(47,133)

See accompanying notes to the unaudited consolidated financial statements

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Balance Sheets

(Unaudited; dollars in thousands)

	September 30, 2015	December 31, 2014
Current assets
Cash and equivalents	$411,639	$413,963
Accounts receivable, net of allowance for doubtful accounts of $21,230 and $21,348 and sales returns of $176,545 and $187,394 as of September 30, 2015 and December 31, 2014, respectively	469,089	292,437
Inventories, net	185,019	181,481
Deferred income taxes	7,913	8,793
Prepaid and other current assets	59,823	33,808
Current assets from discontinued operations	—	11,292

Total current assets	1,133,483	941,774
Pre-publication costs, net	136,530	142,029
Property, plant and equipment, net	103,661	102,874
Goodwill	498,623	503,074
Other intangible assets, net	839,000	911,655
Investments	6,586	9,719
Deferred income taxes non-current	1,485	1,198
Other non-current assets	129,756	125,350
Non-current assets from discontinued operations	—	9,623

Total assets	$2,849,124	$2,747,296

Liabilities and equity (deficit)
Current liabilities
Accounts payable	$180,559	$188,706
Accrued royalties	62,221	113,571
Accrued compensation	72,327	98,550
Deferred revenue	327,372	201,346
Current portion of long-term debt	9,290	9,380
Other current liabilities	157,666	124,905
Current liabilities from discontinued operations	—	5,018

Total current liabilities	809,435	741,476
Long-term debt	2,183,231	2,086,763
Deferred income taxes	14,638	14,933
Long-term deferred revenue	399,047	251,761
Other non-current liabilities	23,988	29,934
Non-current liabilities from discontinued operations	—	38

Total liabilities	3,430,339	3,124,905
Commitments and contingencies
Stockholder’s equity (deficit)
Preferred stock, par value $0.01 per share; 1,000,000 shares authorized, 100,000 issued and 75,000 and 87,500 outstanding as of September 30, 2015 and December 31, 2014	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized, 10,429,246 and 10,407,095 shares issued as of September 30, 2015 and December 31 2014, respectively; and 10,425,158 and 10,404,095 shares outstanding as of September 30, 2015 and as of December 31, 2014	104	104
Additional paid in capital	66,032	154,496
Treasury stock, 4,088 and 3,000 shares as of September 30, 2015 and December 31, 2014, respectively	(690)	(510)
Accumulated deficit	(600,465)	(500,424)
Accumulated other comprehensive loss	(46,196)	(31,275)

Total stockholder’s equity (deficit)	(581,215)	(377,609)

Total liabilities and equity (deficit)	$2,849,124	$2,747,296

See accompanying notes to the unaudited consolidated financial statements

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Cash Flows

(Unaudited; dollars in thousands)

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Operating activities
Net (loss) income from continuing operations	$(30,672)	$(48,946)
Net (loss) income from discontinued operations, net of taxes	(69,369)	3,820
Adjustments to reconcile net loss including noncontrolling interests to net cash provided by operating activities
Depreciation (including amortization of technology projects)	21,351	18,117
Amortization of intangibles	70,096	79,352
Amortization of pre-publication costs	70,713	61,254
Loss (gain) from discontinued operations	37,576	—
Provision for losses on accounts receivable	3,348	2,479
Deferred income taxes	(564)	(47,098)
Stock-based compensation	12,042	9,279
Amortization of debt discount	3,928	4,529
Amortization of deferred financing costs	9,010	11,638
Restructuring charges	10,485	19,398
Other	16,658	6,474
Changes in operating assets and liabilities, net of the effect of acquisitions
Accounts receivable	(186,479)	(184,685)
Inventories	(19,950)	30,178
Prepaid and other current assets	(26,085)	(17,236)
Accounts payable and accrued expenses	(81,175)	(19,185)
Deferred revenue	271,395	188,547
Other current liabilities	9,550	7,267
Net change in prepaid and accrued income taxes	(2,681)	2,245
Net change in operating assets and liabilities	(10,995)	10,549

Cash provided by (used for) operating activities	108,182	137,976

Investing activities
Investment in pre-publication costs	(68,118)	(61,751)
Capital expenditures	(31,995)	(16,182)
Acquisitions	(6,879)	(60,277)
Proceeds from sale of investments	12,500	3,304
Proceeds from dispositions	81	8,882
Payment to DRC	(6,571)	—

Cash provided by (used for) investing activities	(100,982)	(126,024)

Financing activities
Borrowings on long-term debt	99,766	396,000
Payment of term loan	(7,315)	(42,035)
Issuance of common stock	1,639	—
Dividends to common stockholders	(100,000)	(388,978)
Dividends to noncontrolling interests	—	(169)
Dividends on restricted stock units	(399)	—
Payment of deferred purchase price	—	(53,500)

Cash provided by (used for) financing activities	(6,309)	(88,682)

Effect of exchange rate changes on cash	(3,215)	(220)

Net change in cash and cash equivalents	(2,324)	(76,950)
Cash and cash equivalents at the beginning of the period	413,963	430,691

Cash and cash equivalents, ending balance	$411,639	$353,741

Supplemental disclosures
Interest expense paid	97,355	89,417
Income taxes paid	5,614	9,685

See accompanying notes to the unaudited consolidated financial statements

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

1.	Basis of Presentation and Accounting Policies

On March 22, 2013, MHE Acquisition, LLC (“AcquisitionCo”), a wholly-owned subsidiary of McGraw-Hill Education, Inc. (formerly known as Georgia Holdings, Inc.) (the “Company”, the “Successor” or the “Parent”), acquired all of the outstanding equity interests of certain subsidiaries of The McGraw-Hill Companies, Inc. (“MHC”) pursuant to a Purchase and Sale Agreement, dated November 26, 2012 and as amended March 4, 2013, for $2,184,071 in cash (the “Acquired Business”). The Acquired Business included all of MHC’s educational materials and learning solutions business, which is comprised of (i) the Higher Education, Professional, and International Group (the “HPI business”), which includes post-secondary education and professional products both in the United States and internationally and (ii) the School Education Group business (the “SEG business”), which includes school and assessment products targeting students in the pre-kindergarten through secondary school market. We refer to the purchase of the Acquired Business and the related financing transactions as the “Founding Acquisition”.

As of completion of the Founding Acquisition, Apollo Global Management LLC (the “Sponsors”) and certain co-investors directly or indirectly owned all of the equity interests of AcquisitionCo. In connection with the Founding Acquisition, a restructuring was completed, the result of which was that the HPI business and the SEG business became held by separate wholly owned subsidiaries of MHE US Holdings LLC. The HPI business became held by McGraw-Hill Global Education Intermediate Holdings, LLC (“MHGE Holdings”) and its wholly owned subsidiary McGraw-Hill Global Education Holdings, LLC (“MHGE”), while the SEG business became held by McGraw-Hill School Education Intermediate Holdings, LLC (“MHSE Holdings”) and its wholly owned subsidiary McGraw-Hill School Education Holdings, LLC (“MHSE”). In addition, concurrently with the closing of the Founding Acquisition, MHGE and MHSE entered into certain credit facilities which are described in Note 2—The Founding Acquisition. MHGE nor its parent companies guarantee or provide collateral to the financing of MHSE, and MHSE does not guarantee or provide collateral to the financing of MHGE or its parent companies. The terms “we,” “our,” and “us” used herein refer to the Company.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and all significant intercompany transactions and balances have been eliminated. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.

We record noncontrolling interest in our consolidated financial statements to recognize the minority ownership interest in certain subsidiaries. Noncontrolling interest in the earnings and losses of these subsidiaries represent the share of net income or loss allocated to our combined entities.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar, which varies by country. Changes in our customers’ ordering patterns may impact the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, inventories, pre-publication costs, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, restructuring, stock-based compensation, income taxes and contingencies. Management further considers the accounting policy with regard to the purchase price allocation to assets and liabilities to be critical. This accounting policy, as more fully described in Note 2—The Founding Acquisition, encompasses significant judgments and estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. The balance also includes cash that is held by the Company outside the United States to fund international operations or to be reinvested outside of the United States. The investments and bank deposits are stated at cost, which approximates market value and were $411,639 and $413,963 as of September 30, 2015 and December 31, 2014, respectively. These investments are not subject to significant market risk.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.

Allowance for Doubtful Accounts and Sales Returns

The allowance for doubtful accounts and sales returns reserves methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The allowance for sales returns is a significant estimate, which is based on historical rates of return and current market conditions. The provision for sales returns is reflected as a reduction to “Revenues” in our consolidated statements of operations. Sales returns are charged against the reserve as products are returned to inventory. Accounts receivable losses for bad debt are charged against the allowance for doubtful accounts when the receivable is determined to be uncollectible. The change in the allowance for doubtful accounts is reflected as part of operating and administrative expenses in our consolidated statement of operations.

Concentration of Credit Risk

As of September 30, 2015 and December 31, 2014, two customers comprised approximately 22% and 25% of the gross accounts receivable balance, respectively, which is reflective of concentration and seasonality in our industry.

For the three months ended September 30, 2015, the Company had two customers that accounted for 11% and 13% of our gross revenues. For the three months ended September 30, 2014, the Company had one customer that accounted for 10% of our gross revenues. For the nine months ended September 30, 2015 and

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

2014, the Company had no single customer that accounted for 10% of our gross revenues. These customers were included within the Higher Education, International and Professional revenues. The loss of, or any reduction in sales from, a significant customer or deterioration in their ability to pay could harm our business and financial results.

Inventories

Inventories, consisting principally of books, are stated at the lower of cost (first-in, first-out) or market value. The majority of our inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in operating and administration expenses. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. The reserves for inventory obsolescence were $77,771 and $83,557 as of September 30, 2015 and December 31, 2014, respectively.

Pre-publication Costs

Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for pre-publication costs are charged as a component of operating and administration expenses. In evaluating recoverability, we consider management’s current assessment of the marketplace, industry trends and the projected success of programs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation as of September 30, 2015 and December 31, 2014. Depreciation and amortization are recorded on a straight-line basis, over the assets’ estimated useful lives. Buildings have an estimated useful life, for purposes of depreciation, of twenty-eight years. Furniture, fixtures and equipment are depreciated over periods not exceeding seven years. Leasehold improvements are amortized over the life of the lease or the life of the assets, whichever is shorter. The Company evaluates the depreciation periods of property, plant and equipment to determine whether events or circumstances warrant revised estimates of useful lives.

Royalty Advances

Royalty advances are initially capitalized and subsequently expensed as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff reviews its portfolio of royalty advances at a minimum quarterly to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that we believe is not recoverable is expensed.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization. Gross deferred technology costs were $64,608 and $45,123 as of September 30, 2015 and December 31, 2014 , respectively. Accumulated amortization of deferred technology costs were $23,139 and $14,857 as of September 30, 2015 and December 31, 2014.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company’s acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have four reporting units, Higher Education, K-12, International, and Professional with goodwill and indefinite-lived intangible assets that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts we perform a two-step quantitative impairment test.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

During the first step, the estimated fair value of the reporting units are compared to their carrying value including goodwill and the estimated fair value of the intangible assets is compared to their carrying value. Fair values of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow analysis, and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The discounted free cash flow analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

If the fair value of the reporting units or indefinite-lived intangible assets are less than their carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill or indefinite-lived intangible assets to the carrying value. The fair value of the goodwill or indefinite-lived intangible assets is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit or carrying value of the indefinite-lived intangible asset. If the implied fair value of the goodwill or indefinite-lived intangible assets is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rate and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and for some of the reporting units and indefinite-lived intangible assets could result in an impairment charge, which could be material to our financial position and results of operations.

Fair Value Measurements

In accordance with authoritative guidance for fair value measurements, certain assets and liabilities are required to be recorded at fair value. Fair value is defined as the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Foreign Currency Translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the U.S. operations or where a majority of revenue and/or expenses is USD denominated, the United States dollar is the functional

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

currency. For local currency operations, assets and liabilities are translated into United States dollars using end-of-period exchange rates, and revenue and expenses are translated into United States dollars using weighted-average exchange rates during each reported period. Foreign currency translation adjustments are accumulated in a separate component of equity.

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation. For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and are remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date as the fair value of the common stock and expensed over the vesting term when the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for all awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period.

Revenue Recognition

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured.

Arrangements with multiple deliverables

Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not determinable based on stand-alone selling price, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered. Because we determine the basis for allocating consideration to each deliverable primarily on prices experienced from completed sales, the portion of consideration allocated to each deliverable in a multiple deliverable arrangement may increase or decrease depending on the most recent selling price of a comparable product or service sold on a stand-alone basis. For example, as the demand for, and prevalence of, digital products increases, as new sales occur we may be required to increase the amount of consideration allocable to digital products included in multiple deliverable arrangements because the fair value of such products or services may increase relative to other products or services bundled in the arrangement. Conversely, in the event that demand for our print products decreases, thereby causing us to experience reduced prices on our print products, we may be required to allocate less consideration to our print products in our arrangements that include multiple deliverables.

Subscription-based products

Subscription income is recognized over the related subscription period that the subscription is available and is used by the customer. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period. Included among the underlying assumptions related to our estimates that impact the recognition of subscription income is the extent of our responsibility to provide access to our subscription-based products, and the extent of complementary support services customers demand to access our products.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

Service arrangements

Revenue relating to arrangements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. Such arrangements may include digital products bundled with traditional print products, obligations to provide products and services in the future at no additional cost, and periodic training pertinent to products and services previously provided. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services stand-alone selling price and recognize revenue as earned as the services are delivered.

Shipping and Handling Costs

All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of cost of sales.

Income Taxes

The Company’s operations are subject to United States federal, state and local income taxes, and foreign income taxes.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when management determines that it is more-likely-than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies, and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on audits by and settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. We recognize interest and penalties on uncertain tax positions as part of interest expense and operating expenses, respectively.

Contingencies

We accrue for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred. Neither an accrual nor disclosure is required for losses that are deemed remote.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

Earnings (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260 which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Standards

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-11—Inventory (Topic 330) Related to Simplifying the Measurement of Inventory, that applies to all inventory except that which is measured using last-in, first-out (LIFO) or the retail inventory method. Inventory measured using first-in, first-out (FIFO) or average cost is within the scope of the new guidance and should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO of the retail inventory method. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new guidance should be applied prospectively, and earlier application is permitted as of the beginning of an interim or annual reporting period. The Company is evaluating the impact of the standard on its consolidated financial statements.

In June 2015, the FASB issued ASU No. 2015-10—Technical Corrections and Improvements. The amendments in this ASU cover a wide range of topics in the Codification. The reason for each amendment is provided before each amendment for clarity and ease of understanding. The amendments generally related to: (1) Amendments related to differences between original guidance and the codification, (2) Guidance clarification and reference corrections, (3) Simplification and (4) Minor improvements. These amendments improve the guidance and are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Transition guidance varies based on the amendments in this ASU. The amendments in this ASU that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this ASU. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03—Simplifying the Presentation of Debt Issuance Costs. This ASU changes the presentation of debt issuance costs by requiring an entity to present such costs as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. This guidance is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated balance sheets.

In January 2015, the FASB issued ASU No. 2015-01 (Topic 225-20)—Income Statement—Extraordinary and Unusual Items which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items will either be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. This guidance is effective for interim and annual periods beginning after

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12 (Topic 718)—Compensation-Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. This ASU may be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is evaluating the impact that this update will have on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09—Revenue from Contracts with Customers, which supersedes most of the current revenue recognition requirements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. Entities must adopt the new guidance using one of two retrospective application methods. This guidance is effective for the Company in the first quarter of 2018 and early application is permitted. The Company is currently evaluating the standard to determine the impact of its adoption on the consolidated financial statements.

2.	The Founding Acquisition

The Founding Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The Founding Acquisition and the determination of fair value of the assets acquired and liabilities assumed was recorded as of March 23, 2013 based on the purchase price of $2,184,071. As a result of the Founding Acquisition, goodwill of $387,478 was recorded on the balance sheet. The Company has finalized the allocation of goodwill to each of its reporting units.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

As discussed in Note 1—Basis of Presentation and Accounting Policies, the Founding Acquisition was completed on March 22, 2013 and financed by:

•	Borrowings under MHGE senior secured credit facilities (the “MHGE Facilities”), consisting of a $810,000, 6-year senior secured term loan credit facility (the “MHGE Term Loan”), all of which was drawn at closing and a $240,000, 5-year senior secured revolving credit facility (“MHGE Revolving Facility”), $35,000 of which was drawn at closing;

•	Issuance by MHGE and McGraw-Hill Global Education Finance, Inc., a wholly owned subsidiary of MHGE, (together with MHGE, the “Issuers”) of $800,000, 9.75% first-priority senior secured notes due 2021 (the “MHGE Senior Secured Notes”);

•	MHSE $150,000, 5 year asset-based revolving credit facility (“MHSE Revolving Facility”), which was undrawn at closing; and

•	Equity contribution of $1,000,000 funded by the Sponsor and co-investors.

The Founding Acquisition occurred simultaneously with the closing of the financing transactions and equity investments described above.

The sources and uses of funds in connection with the Founding Acquisition are summarized below:

Sources
Proceeds from MHGE Term Loan	$785,700
Proceeds from MHGE Revolving Facility	35,000
Proceeds from MHGE Senior Secured Notes	789,096
Proceeds from equity contributions	1,000,000

Total sources	$2,609,796

Uses
Equity purchase price	$2,184,071
Transaction fees and expenses	138,604
Cash	287,121

Total uses	$2,609,796

Purchase Price

The Founding Acquisition has been accounted for using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date, with any excess of the purchase price attributed to goodwill. The fair values have been determined based upon assumptions related to the future cash flows, discount rates and asset lives utilizing currently available information. On October 16, 2013, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $31,276. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

The table below summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and equivalents	$25,227
Accounts receivable and other current assets	237,585
Inventory	629,083
Pre-publication costs	110,664
Property, plant and equipment	160,397
Identifiable intangible assets	998,007
Other noncurrent assets	63,076
Accounts payable and accrued expenses	(221,031)
Deferred revenue	(67,799)
Other current liabilities	(64,061)
Deferred income tax liability	(15,846)
Other long-term liabilities	(36,484)
Noncontrolling interests	(22,225)
Goodwill	387,478

Purchase price	$2,184,071

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition.

The fair values of the finite acquired intangible assets are amortized over their useful lives, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of the years digits method.

	Fair Value	Useful Lives
Brands	$283,000	Indefinite
Customers	140,000	11-14 years
Content	566,007	8-14 years
Technology	9,000	5 years

Amortization expense of $19,987 and $21,514 was recorded in the three months ended September 30, 2015 and 2014, respectively. Amortization expense of $61,106 and $72,752 was recorded in the nine months ended September 30, 2015 and 2014, respectively.

The Founding Acquisition was a taxable acquisition of the assets of domestic subsidiaries and a non-taxable acquisition of the stock of international subsidiaries for U.S. income tax purposes. Deferred income tax liability of $15,846 has been provided for the difference in fair value of international assets and liabilities over the carryover tax basis.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

3.	Acquisitions

ALEKS Corporation

On August 1, 2013, the Company acquired all of the outstanding shares of ALEKS Corporation, a developer of adaptive learning technology for the higher education and K-12 education markets. Prior to the acquisition, the Company had a long-term royalty-based partnership with ALEKS Corporation where ALEKS Corporation technology solutions were incorporated into the Company’s Higher Education’s products.

ALEKS Corporation was acquired for a purchase price of $103,500; of which $50,000 was paid in cash at closing. The remaining $53,500 was paid one year after closing on August 1, 2014 of which $15,000 was held in escrow for six months. As of December 31, 2013, $53,500 was included in other current liabilities in the consolidated balance sheet. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition. On October 31, 2013, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $1,422. The $50,000 paid at closing and subsequent payments were financed by a combination of cash on hand and borrowing under the revolving credit facility. Costs incurred in connection with the acquisition for the year ended December 31, 2013 were $2,549 and are included in operating and administrative expenses in the consolidated statements of operations.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	9,365
Identifiable intangible assets	40,700
Deferred revenue	(2,754)
Other liabilities	(23,083)
Goodwill	79,272

Purchase price	$103,500

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $79,272 has been assigned to the Higher Education segment of the Company.

The fair values of the acquired intangible assets are amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Trade Name	$5,300	10 years
Customers	7,100	7 years
Technology	28,300	7 years

Amortization expense of $1,397 and $2,366 was recorded in the three months ended September 30, 2015 and 2014, respectively. Amortization expense of $4,191 and $1,704 was recorded in the nine months ended September 30, 2015 and 2014, respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

Engrade

On February 5, 2014, the Company acquired all of the outstanding shares of Engrade, Inc., an educational technology company operating in the elementary and high school markets. Consideration for the acquisition was 121,103 shares of the Company’s common stock and $5,000 cash. The transaction was valued at $25,588. Of the 121,103 common shares, 20,184 shares are held in escrow and will be released to the sellers 15 months after the closing date and 9,129 shares are reserved and are issuable upon a future liquidation event. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition. On June 5, 2014, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $142. Costs incurred in connection with the acquisition for the year ended December 31, 2014 were $1,543 and are included in operating and administrative expenses in the combined consolidated statements of operations.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$1,800
Identifiable intangible assets	5,800
Deferred revenue	(300)
Other liabilities	(1,319)
Goodwill	19,465

Purchase price	$25,446

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $19,465 has been assigned to the K-12 segment of the Company.

	Fair Value	Useful Lives
Trademarks	$1,150	5 years
Customers	600	8 years
Technology	4,050	7 years

The fair values of the acquired intangible assets are amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values. Amortization expense of $221 and $316 was recorded in the three months ended September 30, 2015 and 2014, respectively. Amortization expense of $663 and $632 was recorded in the nine months ended September 30, 2015 and 2014, respectively.

LearnSmart

On February 6, 2014 the Company acquired the remaining 80% that it did not already own of LearnSmart, a Danish Company and developer of adaptive learning tools for the higher education market for total consideration of $78,049. Prior to the acquisition, the Company had a long-term royalty-based relationship with LearnSmart. The Company had purchased the other 20% stake in LearnSmart in January 2013. Consideration for the acquisition of the remaining 80% was $29,003 in cash at closing, with the remainder in shares of the Company’s common stock and preferred shares held in escrow, of which 50% are subject to conversion into the Company’s

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

common stock ratably upon each anniversary date beginning December 31, 2014 through December 29, 2017. The remaining 50% are subject to an earn-out based on several financial measures which we expect to be met and therefore all earn out preferred shares have been valued in additional paid in capital.

Pursuant to the purchase agreement, consulting payments are due to the founders of LearnSmart of $9,800 for a designated project and deliverable, of which $2,700 is contingent upon a successful completion of a project deliverable and $5,000 expense reimbursement over a four year period. These costs are expensed as incurred.

There is a gain of $7,329 in other income reflecting a fair value adjustment based on the purchase price of the additional 80% interest on the original 20% stake of which the fair value is $15,866, making the total transaction value equal to $93,915. The Company determined the acquisition date fair value of the previously held equity interest in LearnSmart using the income approach, including consideration of a control premium, which requires the Company to make estimates and assumptions regarding future cash flows. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition. On July 18, 2014, the working capital adjustment was finalized and the Company’s payment for the working capital adjustment was $959.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$1,969
Identifiable intangible assets	44,800
Other liabilities	(7,609)
Goodwill	54,755

Purchase price	$93,915

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $54,755 has been assigned to the Higher Education segment of the Company.

The fair values of the acquired intangible assets are amortized on a straight-line basis over their useful lives of four and seven years, which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Technology	$42,200	7 years
Non-Compete	2,600	4 years

Amortization expense of $1,348 and $1,658 was recorded in the three months ended September 30, 2015 and 2014, respectively. Amortization expense of $3,907 and $4,528 was recorded in the nine months ended September 30, 2015 and 2014, respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

Ryerson

On June 17, 2014, the Company acquired the remaining 30% interest in McGraw-Hill Ryerson, its Canadian subsidiary, and now owns all of the outstanding shares of the operation. The aggregate purchase price was approximately $27,450. The excess of the purchase price over the value of the non-controlling interest of $4,815 was recognized as an adjustment to additional paid in capital. The Company determined the fair value of the previously held equity interest in Ryerson using an active market price on the date of acquisition.

4.	Other Income

During the three and nine months ended September 30, 2015, the Company recorded a gain of $4,779 within other income in the consolidated statement of operations related to the sale of an investment in an equity security. In addition, during the nine months ended September 30, 2014, the Company recorded a gain of $7,329 within other income in the consolidated statement of operations relating to the acquisition of the remaining 80% equity interest in LearnSmart as further described in Note 3—Acquisitions.

5.	Discontinued Operations

On June 30, 2015, the Company entered into a definitive agreement and consummated the sale of substantially all of the assets and certain liabilities of the Company’s wholly-owned CTB business to Data Recognition Corporation (“DRC”). The Company provided funding in lieu of delivering working capital to the Seller of approximately $6.6 million at closing, subject to certain closing adjustments, and will make a subsequent payment of $10 million in the fourth quarter of 2015. That future obligation is secured by a letter of credit issued under the Company’s Asset Based Revolving Credit Agreement. In addition, the Company is entitled to receive an earn-out in the event that the performance of the CTB business exceeds certain thresholds over a five year period as defined in the agreement. During the third quarter 2015, adjustments to amounts previously reported in discontinued operations were recognized. These primarily included post-closing adjustments to the loss on sale, employee obligations directly related to the divestiture and penalty contingencies that directly related to the operations of the CTB business prior to its divestiture. We have historically considered CTB a separate operating and reportable segment, consistent with the manner in which the Chief Operating Decision Maker (“CODM”) views the business. As the divestiture of the CTB business represents a strategic shift that will have a major effect on the Company’s operations and financial results, the assets and liabilities, operating results, pre-publication investment and amortization, depreciation, stock-based compensation for the CTB business are presented as discontinued operations separate from the Company’s continuing operations for all periods presented.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

The following table includes the carrying amounts of major classes of assets included as part of discontinued operations:

	September 30, 2015	December 31, 2014
Accounts Receivable	$—	$8,184
Inventory	—	3,108
Pre-publication investment	—	5,993
Property, plant and equipment	—	1,950
Other assets	—	1,680

Total assets from discontinued operations	$—	$20,915

Carrying amounts of major classes of liabilities included as part of discontinued operations
Unearned revenue	$—	$4,754
Other liabilities	—	302

Total liabilities from discontinued operations	$—	$5,056

The following table includes major line items constituting net (loss) income from discontinued operations, net of taxes:

	Three Months Ended September 30,
	2015	2014
Revenue	$275	$34,123
Cost of sales	—	(20,924)
Operating expenses	(7,565)	(24,538)

(Loss) income from discontinued operations	(7,290)	(11,339)
Income tax provision	(84)	(4,479)

Net (loss) income from discontinued operations, net of taxes	$(7,206)	$(6,860)

The following table includes major line items constituting net (loss) income from discontinued operations, net of taxes:

	Nine Months Ended September 30,
	2015	2014
Revenue	$66,273	$141,137
Cost of sales	(45,632)	(78,818)
Operating expenses	(89,898)	(55,996)

(Loss) income from discontinued operations	(69,257)	6,323
Income tax provision	112	2,503

(loss) income from discontinued operations, net of taxes	$(69,369)	$3,820

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

The following table includes pre-publication investment costs and significant operating and investing non-cash items included as part of discontinued operations:

	Nine Months Ended September 30,
	2015	2014
Pre-publication investment	$937	$2,661
Pre-publication amortization	2,201	1,310
Depreciation	938	2,128
Stock-based compensation	858	1,136

6.	Inventories

Inventories consist of the following:

	As of
	September 30, 2015	December 31, 2014
Raw materials	$3,450	$4,144
Work-in-progress	2,547	3,843
Finished goods	256,793	257,051

	262,790	265,038
Reserves	(77,771)	(83,557)

Inventories, net	$185,019	$181,481

7.	Debt

Long-term debt consisted of the following:

	As of
	September 30, 2015	December 31, 2014
MHGE Senior Secured Notes	$791,608	$790,798
MHGE Term Loan	660,920	663,555
MHGE PIK Toggle Notes	496,123	396,357
MHSE Term Loan	243,870	245,433

Less current portion of long term debt	(9,290)	(9,380)

Long Term Debt(1)	$2,183,231	$2,086,763

(1)	Long term debt balances reflect face value of debt less the unamortized discount.

MHGE Senior Secured Notes

In connection with the Founding Acquisition, on March 22, 2013, the Issuers issued $800,000 in principal amount of the MHGE Senior Secured Notes in a private placement. The MHGE Senior Secured Notes bear interest at a rate of 9.75% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2013. The MHGE Senior Secured Notes were issued at a discount of 1.36%. Debt issuance costs and the discount are amortized to interest expense over the term of the MHGE Senior Secured Notes using the effective interest method. The amount of amortization included in interest expense, net was $1,208 and $1,498 for the three months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense, net was $3,561 and $4,494 for the nine months ended September 30, 2015 and 2014, respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

The Issuers may redeem the MHGE Senior Secured Notes at its option, in whole or in part, at any time on or after April 1, 2016, at certain redemption prices.

The MHGE Senior Secured Notes are fully and unconditionally guaranteed by the MHGE Holdings and its direct parent, MHE US Holdings LLC, and each of MHGE domestic restricted subsidiaries that guarantee the MHGE Facilities. In addition, the MHGE Senior Secured Notes and the related guarantees are secured by first priority lien on the same collateral that secure the MHGE Facilities, subject to certain exclusions.

The MHGE Facilities and the MHGE Senior Secured Notes contain certain customary affirmative covenants and events of default. In addition, the negative covenants in the MHGE Facilities and the MHGE Senior Secured Notes limit MHGE and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE’s assets.

On March 24, 2014, MHGE Holdings began paying an incremental 0.25% interest rate on the MHGE Senior Secured Notes because a registration statement for an exchange offer to exchange the initial MHGE Senior Secured Notes for registered MHGE Senior Secured Notes had not been declared effective prior to that date. The incremental interest continued to accrue until the exchange offer had been consummated. MHGE Holdings’ registration statement for the exchange offer was declared effective on May 14, 2014, and the exchange offer was completed on June 19, 2014 ending the incremental 0.25% accrual on that date.

The fair value of the MHGE Senior Secured Notes was approximately $870,000 and $890,000 as of September 30, 2015 and December 31, 2014, respectively. The Company estimates the fair value of its MHGE Senior Secured Notes based on trades in the market. Since the MHGE Senior Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2).

MHGE Facilities

In connection with the Founding Acquisition, on March 22, 2013, MHGE, our wholly owned subsidiary, together with MHGE Holdings, entered into the MHGE Facilities, which are governed by a first lien credit agreement as amended and restated, with Credit Suisse AG, as administrative agent, and the other agents and lenders, as parties thereto, that provided senior secured financing of up to $1,050,000, consisting of:

•	the MHGE Term Loan in an aggregate principal amount of $810,000 with a maturity of six years; and

•	the MHGE Revolving Facility in an aggregate principal amount of up to $240,000 with a maturity of five years, including both a letter of credit sub-facility and a swingline loan sub-facility. The amount available under the MHGE Revolving Facility as of September 30, 2015 was $240,000.

On March 24, 2014, the Company made a voluntary principal payment of $35,000 and refinanced the MHGE Term Loan in the aggregate principal of $687,925. The revised terms reduce the LIBOR floor from 1.25% to 1.0% and the applicable LIBOR margin from 7.75% to 4.75%. The maturity date did not change but quarterly principal payments were reduced from $2,025 to $1,720, maintaining the amortization rate at  1⁄4 of 1% of the refinanced principal amount.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

On May 4, 2015, the Company made a voluntary principal payment of $325 and refinanced the MHGE Term Loan in the aggregate principal of $679,000. The revised terms reduce the applicable LIBOR margin from 4.75% to 3.75%. The LIBOR floor remains at 1%. All other terms remain unchanged. Quarterly principal payments were reduced from $1,720 to $1,698, maintaining the amortization rate at  1⁄4 of 1% of the refinanced principal amount.

The interest rate on the borrowings under the MHGE Facilities is based on LIBOR or Prime, plus an applicable margin. The interest rate was 4.75% as of September 30, 2015 for the MHGE Term Loan and there were no outstanding borrowings under the MHGE Revolving Facility. The MHGE Term Loan and the MHGE Revolving Facility were issued at a discount of 3% and 2%, respectively. Debt issuance costs and the discount are amortized over the term of the respective facility using the effective interest method and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $3,884 and $3,371 for the three months ended September 30, 2015 and 2014, respectively. The amount of amortization included in interest expense, net was $8,644 and $9,239 for the nine months ended September 30, 2015 and 2014, respectively.

The MHGE Term Loan requires quarterly amortization payments totaling 1% per annum of the refinanced principal amount of the facility, with the balance payable on the final maturity date. The MHGE Term Loan also includes customary mandatory prepayments requirements based on certain events such as asset sales, debt issuances, and defined levels of free cash flows.

All obligations under the MHGE Facilities are guaranteed by MHGE Holdings and its direct parent, MHE US Holdings LLC, and each of MHGE’s existing and future direct and indirect material, wholly owned domestic subsidiaries and are secured by first priority lien on substantially all tangible and intangible assets of MHGE and each subsidiary guarantor, all of the MHGE’s capital stock and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHGE Revolving Facility includes a springing financial maintenance covenant that requires MHGE net first lien leverage ratio not to exceed 7.00 to 1.00 (the ratio of consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA, as defined in the credit agreement governing the MHGE Facilities). The covenant will be tested quarterly when the MHGE Revolving Facility is more than 20% drawn (including outstanding letters of credit), beginning with the fiscal quarter ended June 30, 2013, and will be a condition to drawings under the revolving credit facility (including for new letters of credit) that would result in more than 20% drawn thereunder. As of September 30, 2015, the borrowings under the MHGE Revolving Facility were less than 20%, and so the covenant was not in effect.

Adjusted EBITDA reflects EBITDA as defined in the credit agreement governing the MHGE Facilities. Solely for the purpose of calculating the springing financial covenant, pre-publication investments should be excluded from the calculation of Adjusted EBITDA.

The fair value of the MHGE Term Loan was approximately $676,450 and $677,640 as of September 30, 2015 and December 31, 2014, respectively. The Company estimates the fair value of the MHGE Term Loan utilizing the market quotations for debt that have quoted prices in active markets. Since the MHGE Term Loan does not trade of a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2).

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

MHGE PIK Toggle Notes

On July 17, 2014, MHGE Parent, LLC (“MHGE Parent”) and MHGE Parent Finance, Inc. (“MHGE Parent Finance”), issued $400,000 aggregate principal amount of Senior PIK Toggle Notes due 2019 (the “MHGE PIK Toggle Notes”) in a private placement. The MHGE PIK Toggle Notes were issued at a discount of 1%. The proceeds were used to make a return of capital to the equity holders of MHGE Parent and pay certain related transaction costs and expenses.

The MHGE PIK Toggle Notes bear interest at 8.5% for interest paid in cash and 9.25% for in-kind interest, “PIK”, by increasing the principal amount of the MHGE PIK Toggle Notes by issuing new notes. Interest is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2015. The first semi-annual interest payment due must be paid in cash and was paid on February 2, 2015 in the amount of $18,322. In addition, the Company paid a dividend of $21,500 on April 3, 2015 to MHGE Parent in advance of MHGE Parent’s interest payable due on August 1, 2015. The determination as to whether interest is paid in cash or PIK is determined based on restrictions in the credit agreement governing the MHGE Facilities and the indenture governing the MHGE Senior Secured Notes for payments to MHGE Parent. PIK Interest may be paid either 0%, 50% or 100% of the amount of interest due, dependent on the amount of any restriction. The MHGE PIK Toggle Notes are structurally subordinate to all the debt of MHGE Holdings and its subsidiaries, are not guaranteed by any of MHGE Holdings or its subsidiaries and are a contractual obligation of MHGE Parent.

The MHGE PIK Toggle Notes are unsecured and are not subject to registration rights.

The MHGE PIK Toggle Notes contain certain customary affirmative covenants and events of default that are similar to those contained in the indenture governing the MHGE Senior Secured Notes. In addition, the negative covenants in the MHGE PIK Toggle Notes limit MHGE Parent and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Parent’s assets.

On April 6, 2015, additional aggregate principal amount of $100,000 was issued under the same indenture, and part of the same series, as the outstanding $400,000 of the Notes previously issued by the Issuers. The proceeds from this private offering were used to make a return of capital to the equity holders of MHGE Parent and pay certain related transaction costs and expenses.

The fair value of the MHGE PIK Toggle Notes was approximately $498,750 and $389,000 as of September 30, 2015 and December 31, 2014, respectively. The Company estimates the fair value of its MHGE PIK Toggle Notes based on trades in the market. Since the MHGE PIK Toggle Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2).

MHSE Revolving Facility

In connection with the Founding Acquisition, on March 22, 2013, MHSE entered into the MHSE Revolving Facility, with Bank of Montreal, as Administrative Agent and the other agents and lenders, as parties thereto, that provides senior secured financing of up to $150,000 based on seasonal levels of the collateral base, with a maturity of five years.

The interest rate on the borrowings under the MHSE Revolving Facility is based on LIBOR, plus an applicable margin. The sole outstanding obligation under the MHSE Revolving Facility at September 30, 2015 is the

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

$10 million letter of credit issued to DRC on June 30, 2015. See Note 5—Discontinued Operations. Debt issuance costs are amortized over the term of the facility and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $336 for the three months ended September 30, 2015 and 2014. The amount of amortization included in interest expense, net was $1,008 for the nine months ended September 30, 2015 and 2014.

The MHSE Revolving Facility includes a springing covenant that requires MHSE Holdings to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0. The ratio of EBITDA, as defined in the MHSE Revolving Facility, minus non-financed cash capital expenditures and cash income taxes, to scheduled principal payments, cash interest expense and certain restricted payments is calculated on a pro forma basis. The covenant is tested quarterly only when the availability under the MHSE Revolving Facility is less than or equal to 12.5% of the line cap, or when there is another covenant triggering event. As of September 30, 2015, the availability under the MHSE Revolving Facility was more than 12.5%, and so the covenant was not in effect.

All obligations under the MHSE Term Loan and MHSE Revolving Facility are guaranteed by the MHSE Holdings and each of MHSE’s existing and future direct and indirect material wholly owned domestic subsidiaries, and are secured by first priority lien on substantially all tangible and intangible assets of MHSE’s and each subsidiary guarantor, all of the MHSE’s capital stock, and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHSE Revolving Facility and MHSE Term Loan contain certain customary affirmative covenants and events of default. In addition, the negative covenants limit MHSE’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHSE’s assets.

MHSE Term Loan

On December 18, 2013, MHSE Holdings, MHSE, the Lenders, as parties thereto, and Bank of Montreal as Administrative Agent entered into a First-Lien Credit Agreement providing for, amongst other things, the extension of $250,000 of Term B Loan (the “MHSE Term Loan”) to MHSE to be used for general corporate purposes, including a return of capital to the stockholders of Georgia Holdings. In connection with and in order to, amongst other things, permit the extension of the MHSE Term Loan, the MHSE Holdings, MHSE, each Subsidiary Loan Party, as a party thereto, the Lenders, as parties thereto, and Bank of Montreal as ABL Agent entered into amendments to MHSE Holdings’ existing MHSE Revolving Facility on November 26, 2013 and December 18, 2013.

The interest rate on the borrowings under the MHSE Term Loan is based on LIBOR or Prime, plus an applicable margin. The interest rate as of September 30, 2015 was 6.25% for the MHSE Term Loan as there is a floor of 1.25% for LIBOR. The MHSE Term Loan was issued at a discount of 1%. Debt issuance costs and the discount are amortized over the term of the MHSE Term Loan and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $316 for the three months ended September 30, 2015 and 2014. The amount of amortization included in interest expense, net was $948 for the nine months ended September 30, 2015 and 2014.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

The MHSE Term Loan requires quarterly amortization payments totaling 1% per annum of the original principal amount of the facility, with the balance payable on the final maturity date of December 18, 2019. The MHSE Term Loan also includes customary mandatory prepayment requirements based on certain events such as asset sales, debt issuances, and defined levels of free cash flows.

The fair value of the MHSE Term Loan was approximately $244,700 and $247,500 as of September 30, 2015 and December 31, 2014, respectively. The Company estimates the fair value of the MHSE Term Loan utilizing market quotations for debt that have quoted prices in active markets. Since the MHSE Term Loan does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2).

Scheduled principal Payments

The scheduled principal payments required under the terms of the MHGE Senior Secured Notes, MHGE Facilities, MHGE PIK Toggle Notes and MHSE Term Loan as of September 30, 2015 were as follows:

As of September 30, 2015
2015 Q4	$2,323
2016	9,292
2017	9,292
2018	9,292
2019	1,391,029
2020 and beyond	800,000

2,221,228
Less: Current portion	9,290

$2,211,938

8.	Segment Reporting

The Company manages and reports its businesses in the following segments:

•	Higher Education: Provides instructional content, adaptive learning, assessment and institutional services to students, professors, provosts and presidents in the college, university and postgraduate markets in the United States and around the world.

•	K-12: Provides instructional and supplemental solutions and services to the PreK-12 market. K-12 offers a comprehensive portfolio of educational resources to elementary and secondary schools both in digital and print, with a focus on supporting educators and aligning assessment and instruction to improve student achievement.

•	International: Leverages our global scale, brand recognition and extensive product portfolio to serve educational and professional markets around the world. International pursues numerous product models to drive growth, ranging from reselling primarily Higher Education and Professional offerings to creating locally developed product suites customized for each region.

•	Professional: Provides content and subscription-based information services for the professional business, medical, technical and education/test-preparation communities, including for professionals preparing for entry into graduate programs.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

•	Other: Includes certain transactions or adjustments that our CODM considers to be unusual and/or non-operational.

The Company’s business segments are consistent with how management views the markets served by the Company. The CODM reviews their separate financial information to assess performance and to allocate resources. We measure and evaluate our reportable segments based on segment Adjusted Revenue and Adjusted EBITDA and believe they provide additional information to management and investors to measure our performance and evaluate our ability to service our indebtedness. We include the change in deferred revenue to GAAP revenue to arrive at Adjusted Revenue. Adjusted Revenue is a key metric that we use to manage our business as it reflects the sales activity in a given period and provides comparability during this time of digital transition, particularly in the K-12 market, in which our customers typically pay for five to eight-year contracts upfront. Furthermore, Adjusted Revenue incorporates the change in deferred revenue that is reflected in the calculation of Adjusted EBITDA. Therefore when the Company uses a margin calculation based on Adjusted EBITDA, the margin has to be based on Adjusted Revenue. We exclude from segment Adjusted EBITDA: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our CODM does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. Although we exclude these amounts from segment Adjusted EBITDA, they are included in reported consolidated net income (loss) and are included in the reconciliation below.

Adjusted Revenue and Adjusted EBITDA are not presentations made in accordance with U.S. GAAP and the use of the terms, Adjusted Revenue and Adjusted EBITDA, varies from others in our industry. Adjusted Revenue and Adjusted EBITDA should be considered in addition to, not as a substitute for, revenue and net income (loss), or other measures of financial performance derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity.

Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by Adjusted Revenue and Adjusted EBITDA. As such, segment assets are not disclosed in the notes to the accompanying combined consolidated financial statements. The following tables set forth information about the Company’s operations by its five segments:

	Three Months Ended September 30,
	2015	2014
Adjusted Revenue:
Higher Education	$386,182	$382,753
K-12	435,364	384,911
International	100,155	114,109
Professional	30,241	30,593
Other	306	57

Total Adjusted Revenue(1)	952,248	912,423

Change in deferred revenue	(212,458)	(171,662)

Total Consolidated Revenue	$739,790	$740,761

(1)	The elimination of inter-segment revenues was not significant to the revenues of any one segment.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

	Three Months Ended September 30,
	2015	2014
Adjusted EBITDA:
Higher Education	$234,603	$222,341
K-12	224,570	188,218
International	24,206	32,309
Professional	7,267	9,262
Other	(1,664)	3,239

Total Adjusted EBITDA	$488,982	$455,369

	Nine Months Ended September 30,
	2015	2014
Adjusted Revenue:
Higher Education	$630,031	$612,194
K-12	731,089	661,247
International	216,727	241,389
Professional	82,316	87,587
Other	2,706	1,289

Total Adjusted Revenue(1)	1,662,869	1,603,706

Change in deferred revenue	(252,936)	(183,865)

Total Consolidated Revenue	$1,409,933	$1,419,841

(1)	The elimination of inter-segment revenues was not significant to the revenues of any one segment.

Adjusted EBITDA:
Higher Education	$245,953	$218,892
K-12	215,331	191,609
International	20,270	28,557
Professional	16,108	22,298
Other	(123)	2,001

Total Adjusted EBITDA	$497,539	$463,357

Reconciliation of Adjusted EBITDA to the consolidated statements of operations is as follows:

	Three Months Ended September 30,
	2015	2014
Total Adjusted EBITDA	$488,982	$455,369
Interest (expense) income, net	(47,633)	(47,836)
Benefit (provision) for taxes on income	(4,087)	(72,183)
Depreciation, amortization and pre-publication amortization	(69,729)	(59,118)
Change in deferred revenue	(212,458)	(171,662)
Restructuring and cost savings implementation charges	(4,246)	(5,532)
Sponsor fees	(875)	(875)
Transaction costs	—	(162)
Acquisition costs	—	(295)
Physical separation costs	—	(15,237)
Other	(9,168)	(8,461)
Pre-publication investment	22,579	21,476

Net (loss) income from continuing operations	163,365	95,484
Net (loss) income from discontinued operations, net of taxes	(7,206)	(6,860)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$156,159	$88,624

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

	Nine Months Ended September 30,
	2015	2014
Total Adjusted EBITDA	$497,539	$463,357
Interest (expense) income, net	(144,398)	(137,462)
Benefit (provision) for taxes on income	(1,561)	36,399
Depreciation, amortization and pre-publication amortization	(159,022)	(155,708)
Change in deferred revenue	(252,936)	(183,865)
Restructuring and cost savings implementation charges	(17,976)	(24,557)
Sponsor fees	(2,625)	(2,625)
Purchase accounting	—	(41,585)
Transaction costs	—	(3,583)
Acquisition costs	—	(4,340)
Physical separation costs	—	(36,844)
Other	(16,874)	(17,223)
Pre-publication investment	67,181	59,090

Net (loss) income from continuing operations	(30,672)	(48,946)
Net (loss) income from discontinued operations, net of taxes	(69,369)	3,820

Net (loss) income	(100,041)	(45,126)

Less: Net (income) loss attributable to noncontrolling interests	—	299

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(100,041)	$(44,827)

The following is a schedule of revenue and long-lived assets by geographic region:

	Revenue(1)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
United States	$645,838	$635,619	$1,190,540	$1,180,473
International	93,952	105,142	219,393	239,368

Total	$739,790	$740,761	$1,409,933	$1,419,841

	Long-lived Assets(2)
	As of
	September 30, 2015	December 31, 2014
United States	$270,597	$289,796
International	34,443	19,667

Total	$305,040	$309,463

(1)	Revenues are attributed to a geographic region based on the location of customer.
(2)	Reflects total assets less current assets, goodwill, intangible assets, investments, deferred financing costs and non-current deferred tax assets.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

9.	Taxes on Income

For the three months ended September 30, 2015 and 2014, the effective tax rate on continuing operations was 2.4% and 43.1%, respectively. For the nine months ended September 30, 2015 and 2014, the effective rate on continuing operations was (5.4)% and 42.6%, respectively. As of December 31, 2014, a full valuation allowance was recorded for federal and state deferred tax assets due to negative evidence of cumulative book losses. For the nine months ended September 30, 2015, no deferred income tax benefit was recognized for the domestic loss on operations.

At the end of each interim period, we estimate the annual effective tax rate and apply that rate to our ordinary quarterly earnings. The tax expense or benefit related to significant, unusual or extraordinary items that will be separately reported or reported net of their related tax effect that are individually computed, are recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs.

As of September 30, 2015 and December 31, 2014, the total amount of federal, state and local, and foreign unrecognized tax benefits was $422 and $1,316, respectively, exclusive of interest and penalties, substantially all of which would impact the effective tax rate. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of September 30, 2015 and December 31, 2014, we had $780 and $1,158, respectively, of accrued interest and penalties associated with uncertain tax positions.

Under the terms of the Founding Acquisition, MHC is contractually liable for income tax assessments for Predecessor periods through March 22, 2013. An indemnification receivable from MHC of $1,202 and $1,825 has been recorded in non-current assets as of September 30, 2015 and December 31, 2014, respectively, for the unrecognized tax benefit, interest, and penalties related to controlled foreign corporations as taxpayers of record.

10.	Employee Benefits

Defined Contribution Plans

A majority of employees of the Company are participants in voluntary 401(k) plans sponsored by the Company under which the Company may match employee contributions up to certain levels of compensation.

11.	Stock-Based Compensation

In the quarter ended June 30, 2013, the Company adopted the Management Equity Plan whereby the Company can issue stock options, restricted stock, restricted stock units, and other equity awards.

In the three months ended September 30, 2015 and 2014, the Company issued NIL and 12,500 stock options, respectively, to employees of the Company. Stock options may not be granted at an exercise prices less than the fair market value of common stock on the date of the grant. The options terminate on the earliest of the tenth year from the date of the grant or other committee action, as defined in the plan documents. As of September 30, 2015, the weighted average grant date fair value of outstanding options was $68.51. We use a Black-Scholes closed form option pricing model to estimate the fair value of options granted.

The options vest over five years with 50% vesting on cumulative financial performance measures in the Plan and the remaining 50% vest evenly over five years, in each case subject to continued service.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

In the three months ended September 30, 2015 and 2014, the Company issued 468 and 33,870 performance-based restricted stock units to employees of the Company that vest on December 31, 2017 and December 31, 2016, respectively, subject to performance achievement. The grant date value was $160.45 and $170.00, respectively.

Stock-based compensation for the periods presented was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Stock option expense	$3,387	$1,609	$7,371	$5,591
Restricted stock and unit awards expense	1,244	914	3,813	2,552

Total stock-based compensation expense	$4,631	$2,523	$11,184	$8,143

As of September 30, 2015 and 2014 there was approximately $32,330 and $42,503, respectively, of total unrecognized compensation costs related to non-vested stock-based employee compensation arrangements granted under the Management Equity Plan. The Company expects to recognize those costs over a weighted average period of 2.7 years.

12.	Earnings per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common stock outstanding, including all potentially dilutive common stock.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of common stock for all periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2015	2014	2015	2014
Numerator:
(Loss) income from continuing operations	$163,365	$95,484	$(30,672)	$(48,946)
Less: Net (loss) income attributable to noncontrolling interests	—	—	—	299

Net (loss) income from continuing operations attributable to McGraw-Hill Education, Inc.	163,365	95,484	(30,672)	(48,647)
(Loss) income from discontinued operations, net of taxes	(7,206)	(6,860)	(69,369)	3,820

Net (loss) income attributable to McGraw-Hill Education, Inc.	$156,159	$88,624	$(100,041)	$(44,827)

Denominator:
Basic weighted—average number of common shares outstanding	10,529	10,426	10,513	10,372
Effect of dilutive securities	296	238	—	—

Diluted weighted-average number of common shares outstanding	10,825	10,664	10,513	10,372

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2015	2014	2015	2014
Basic EPS:
(Loss) income from continuing operations	$15.52	$9.16	$(2.92)	$(4.69)
(Loss) income from discontinued operations	(0.68)	(0.66)	(6.60)	0.37
Net (loss) income attributable to McGraw-Hill Education, Inc.	14.83	8.50	(9.52)	(4.32)
Diluted EPS:
(Loss) income from continuing operations	$15.09	$8.95	$(2.92)	$(4.69)
(Loss) income from discontinued operations	(0.67)	(0.64)	(6.60)	0.37
Net (loss) income attributable to McGraw-Hill Education, Inc.	14.43	8.31	(9.52)	(4.32)

The number of anti-dilutive shares that have been excluded in the computation of diluted earnings (loss) per share for the three and nine months ended September 30, 2015 was NIL and 292, respectively. The number of anti-dilutive shares that have been excluded in the computation of diluted earnings (loss) per share for the three and nine months ended September 30, 2014 was NIL and 235, respectively.

13.	Restructuring

In order to contain costs and mitigate the impact of current and expected future economic conditions, as well as a continued focus on process improvements, we have initiated various restructuring plans over the last several years. The charges for each restructuring plan, except those included within Other are classified as operating and administration expenses within the consolidated statements of operations. The restructuring charges included within Other are classified within net (loss) income from discontinued operations, net of taxes.

In certain circumstances, reserves are no longer needed because of efficiencies in carrying out the plans, or because employees previously identified for separation resigned from the Company and did not receive severance or were reassigned due to circumstances not foreseen when the original plans were initiated. In these cases, we reverse reserves through the consolidated statements of operations when it is determined they are no longer needed.

The following table summarizes restructuring information by reporting segment:

	Higher Education	K-12	International	Professional	Other	Total
Balance at December 31, 2014	$11,218	$—	$5,864	$1,490	$—	$18,572

Charges:
Employee severance and other personal benefits	1,220	—	448	—	9,651	11,319
Lease termination costs	—	—	1,515	—	—	1,515
Payments:
Employee severance and other personal benefits	(10,230)	—	(4,880)	(1,442)	(1,448)	(18,000)
Lease termination costs	—	—	(1,515)	—	—	(1,515)

Balance at September 30, 2015	$2,208	$—	$1,432	$48	$8,203	$11,891

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

The Company expects to utilize the remaining reserves of $5,488 in 2015 and $6,403 in 2016.

14.	Transactions with Sponsors

Founding Transactions Fee Agreement

In connection with the Founding Acquisition, Apollo Global Securities, LLC (the “Service Provider”) entered into a transaction fee agreement with MHE US Holdings, LLC and AcquisitionCo (the “Founding Transactions Fee Agreement”) relating to the provision of certain structuring, financial, investment banking and other similar advisory services by the Service Provider to AcquisitionCo, its direct and indirect divisions and subsidiaries, parent entities or controlled affiliates (collectively, the “Company Group”) in connection with the Founding Acquisition and future transactions. The Company paid the Service Provider a one-time transaction fee of $25,000 in the aggregate in exchange for services rendered in connection with structuring the Founding Acquisition, arranging the financing and performing other services in connection with the Founding Acquisition. Subject to the terms and conditions of the Founding Transactions Fee Agreement, an additional transaction fee equal to 1% of the aggregate enterprise value will be payable in connection with any merger, acquisition, disposition, recapitalization, divestiture, sale of assets, joint venture, issuance of securities (whether equity, equity-linked, debt or otherwise), financing or any similar transaction effected by a member of the Company Group.

Management Fee Agreement

In connection with the Founding Acquisition, Apollo Management VII, L.P. (the “Advisor”) entered into a management fee agreement with MHE US Holdings, LLC and AcquisitionCo (the “Management Fee Agreement”) relating to the provision of certain management consulting and advisory services to the members of the Company Group. In exchange for the provision of such services, the Advisor will receive a non-refundable annual management fee of $3,500 in the aggregate. Subject to the terms and conditions of the Management Fee Agreement, upon a change of control or an initial public offering (“IPO”) of a member of the Company Group, the Advisor may elect to receive a lump sum payment in lieu of future management fees payable to them under the Management Fee Agreement. We recorded an expense of $875 for management fees for both the three months ended September 30, 2015 and 2014, respectively. We recorded an expense of $2,625 for management fees for both the nine months ended September 30, 2015 and 2014, respectively.

15.	Commitments and Contingencies

Legal Matters

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s financial condition.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Unaudited, in thousands, unless otherwise indicated)

16.	Related Party Transactions

MHC Service Charges and Allocations & Transition Services

Historically, MHC has provided services to and funded certain expenses for Predecessor and its subsidiaries. These services and expenses included global technology operations and infrastructure, global real estate and occupancy, employee benefits and shared services such as tax, legal, treasury, and finance as well as an allocation of MHC’s corporate management costs. The expenses included in the consolidated financial statements were $1,683 and $6,596 for the three and nine months ended September 30, 2014, respectively.

Dividends to Common Stockholders

In April 2015, MHGE Parent returned $100,000 of capital to the shareholders of the Company from the proceeds received from the issuance of the additional MHGE PIK Toggle Notes.

Quest Agreement

Leader’s Quest Ltd (“Quest”) is a UK-based non-profit enterprise at which Lindsay Levin is the founder and managing partner. Ms. Levin is the spouse of David Levin, who serves as our President and Chief Executive Officer. In 2014, the Company entered into an agreement with Quest pursuant to which Quest provided leadership workshops and other leadership training for twelve members of the Company’s executive leadership team. The Company paid Quest total fees of $133 in connection with the Quest agreement. In 2015, the Company entered into an agreement which Quest will provide additional leadership workshops and other leadership training for additional members of the Company’s leadership team. The Company will pay Quest total fees of $293 in connection with the agreement.

17.	Supplemental Stockholders Equity (Deficit) Information

	Total Stockholders Equity (Deficit)	Noncontrolling Interest	Total Stockholders Equity (Deficit)
Balance at December 31, 2013	$386,107	$23,490	$409,597
Issuance of common stock	71,900	—	71,900
Net loss	(330,664)	(686)	(331,350)
Comprehensive loss, net of taxes	(21,066)	—	(21,066)
Noncontrolling interest acquired in Founding Acquisition	(4,815)	(22,635)	(27,450)
Stock-based compensation	12,617	—	12,617
Dividends to common stockholders	(488,978)	—	(488,978)
Dividends on restricted stock units	(2,200)	—	(2,200)
Dividends to noncontrolling interests	—	(169)	(169)
Repurchase of treasury stock	(510)	—	(510)

Balance at December 31, 2014	$(377,609)	$—	$(377,609)

Issuance of common stock	484	—	484
Net loss	(100,041)	—	(100,041)
Comprehensive loss, net of taxes	(14,921)	—	(14,921)
Stock-based compensation	12,042	—	12,042
Dividends to common stockholders	(100,000)	—	(100,000)
Dividends on restricted stock units	(990)	—	(990)
Repurchase of treasury stock	(180)	—	(180)

Balance at September 30, 2015	$(581,215)	$—	$(581,215)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of McGraw-Hill Education, Inc. and its subsidiaries

We have audited the accompanying consolidated balance sheets of McGraw-Hill Education, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related combined consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for the year ended December 31, 2014 (Successor), the period from March 23, 2013 to December 31, 2013 (Successor), the period from January 1, 2013 to March 22, 2013 (Predecessor), and the year ended December 31, 2012 (Predecessor). Our audits also included the financial statement schedules listed on pages F-84 to F-88. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McGraw-Hill Education, Inc. and subsidiaries at December 31, 2014 and 2013, and the combined consolidated results of their operations and their cash flows for the year ended December 31, 2014 (Successor), the period from March 23, 2013 to December 31, 2013 (Successor), the period from January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

September 4, 2015

McGraw-Hill Education, Inc. and subsidiaries

Combined Consolidated Statements of Operations

(Dollars in thousands, except per share data)

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Revenue	$1,855,779	$1,589,574	$229,441	$1,917,599
Cost of sales	533,913	777,384	64,006	541,306

Gross profit	1,321,866	812,190	165,435	1,376,293
Operating expenses
Operating and administration expenses	1,194,656	841,652	208,816	1,224,126
Depreciation	22,086	23,538	5,817	28,083
Amortization of intangibles	104,157	69,181	6,326	25,130
Impairment charge	23,800	—	—	412,886
Transaction costs	3,932	56,820	—	—

Total operating expenses	1,348,631	991,191	220,959	1,690,225

Operating (loss) income	(26,765)	(179,001)	(55,524)	(313,932)
Interest expense (income), net	181,890	137,283	488	(1,688)
Other (income) expense	(8,420)	—	—	(16,868)

(Loss) income from operations before taxes on income	(200,235)	(316,284)	(56,012)	(295,376)
Income tax (benefit) provision	112,571	(130,158)	(20,410)	(19,704)

Net (loss) income from continuing operations	(312,806)	(186,126)	(35,602)	(275,672)
Net (loss) income from discontinuing operations, net of taxes	(18,157)	18,617	4,058	23,897

Net (loss) income	$(330,963)	$(167,509)	$(31,544)	$(251,775)

Less: Net (income) loss attributable to noncontrolling interests	299	(2,251)	631	(4,559)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(330,664)	$(169,760)	$(30,913)	$(256,334)

Net (loss) earnings per share from continuing operations, basic and diluted	$(30.09)	$(18.74)	$(3.50)	$(28.02)
Net (loss) earnings per share attributable to McGraw-Hill Education, Inc.	(31.83)	(16.89)	(3.09)	(25.63)
Weighted average shares outstanding, basic and diluted	10,387	10,051	10,000	10,000

See accompanying notes to the combined consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Combined Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Net (loss) income	$(330,963)	$(167,509)	$(31,544)	$(251,775)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(21,066)	(9,946)	(1,376)	6,147
Unrealized gain on investments, net of tax of $167, $51 and ($500) for the periods March 23, 2013 to December 31, 2013 (Successor), January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012, respectively	—	(263)	79	(2,936)

Comprehensive (loss) income	(352,029)	(177,718)	(32,841)	(248,564)
Less: Comprehensive (income) loss attributable to noncontrolling interest	299	(2,251)	631	(4,559)

Comprehensive (loss) income attributable to McGraw-Hill Education, Inc.	$(351,730)	$(179,969)	$(32,210)	$(253,123)

See accompanying notes to the combined consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Balance Sheets

(Dollars in thousands)

	December 31, 2014	December 31, 2013
Current assets
Cash and equivalents	$413,963	$430,691
Accounts receivable, net of allowance for doubtful accounts of $21,348 and $20,084 and sales returns of $187,394 and $171,525 as of December 31, 2014 and December 31, 2013, respectively	292,437	320,737
Inventories, net	181,481	227,565
Deferred income taxes	8,793	67,561
Prepaid and other current assets	33,808	25,081
Current assets from discontinued operations	11,292	17,471

Total current assets	941,774	1,089,106
Pre-publication costs, net	142,029	142,587
Property, plant and equipment, net	102,874	127,094
Goodwill	503,074	319,182
Other intangible assets, net	911,655	1,051,767
Investments	9,719	22,866
Deferred income taxes non-current	1,198	50,525
Other non-current assets	125,350	149,577
Non-current assets from discontinued operations	9,623	79,015

Total assets	$2,747,296	$3,031,719

Liabilities and equity
Current liabilities
Accounts payable	$188,706	$173,945
Accrued royalties	113,571	106,136
Accrued compensation	98,550	105,003
Deferred revenue	201,346	185,485
Current portion of long-term debt	9,380	10,600
Other current liabilities	124,905	129,465
Current liabilities from discontinued operations	5,018	14,821

Total current liabilities	741,476	725,455
Long-term debt	2,086,763	1,728,831
Deferred income taxes	14,933	34,588
Long-term deferred revenue	251,761	91,615
Other non-current liabilities	29,934	41,562
Non-current liabilities from discontinued operations	38	71

Total liabilities	3,124,905	2,622,122
Commitments and contingencies (Note 17)
Stockholders’ equity (deficit)
Preferred stock, par value $0.01 per share; 1,000,000 shares authorized, 100,000 issued and 87,500 outstanding as of December 31, 2014; no shares authorized, issued and outstanding as of December 31, 2013	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized, 10,407,095 shares issued; and 10,404,095 outstanding as of December 31, 2014; and 10,077,264 shares issued and outstanding as of December 31, 2013	104	101
Additional paid in capital	154,496	565,975
Treasury stock, 3,000 shares as of December 31, 2014	(510)	—
Accumulated deficit	(500,424)	(169,760)
Accumulated other comprehensive loss	(31,275)	(10,209)

Total stockholders’ equity (deficit)	(377,609)	386,107
Total equity—noncontrolling interests	—	23,490

Total stockholders’ equity (deficit)	(377,609)	409,597

Total liabilities and equity	$2,747,296	$3,031,719

See accompanying notes to the combined consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Combined Consolidated Statements of Cash Flows

(Dollars in thousands)

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Operating activities
Net (loss) income from continuing operations	$(312,806)	$(186,126)	$(35,602)	$(275,672)
Net (loss) income from discontinued operations, net of taxes	(18,157)	18,617	4,058	23,897
Adjustments to reconcile net loss including noncontrolling interests to net cash provided by operating activities
Depreciation (including amortization of technology projects)	24,724	26,161	6,678	32,266
Amortization of intangibles	103,734	69,654	6,430	25,130
Amortization of pre-publication costs	81,263	71,935	14,417	180,131
Loss (gain) on sale of PP&E	(1,091)	2,544	11	504
Provision for losses on accounts receivable	8,612	3,303	96	(4,760)
Deferred income taxes	103,557	(182,289)	(178)	(20,884)
Stock-based compensation	12,617	7,685	6,095	20,627
Amortization of debt discount	5,089	4,212	—	—
Amortization of deferred financing costs	14,149	12,376	—	—
Restructuring charges	30,707	7,348	—	19,716
Impairment charge	56,320	—	—	412,886
Other	7,768	8,441	—	14,056
Changes in operating assets and liabilities, net of the effect of acquisitions
Accounts receivable	17,935	(121,745)	120,075	7,952
Inventories	37,452	381,929	(38,557)	14,725
Prepaid and other current assets	4,745	2,492	(21,466)	(2,149)
Accounts payable and accrued expenses	19,471	161,230	(37,567)	(73,656)
Deferred revenue	151,561	168,945	25,096	591
Other current liabilities	571	10,848	(5,017)	(41,686)
Net change in prepaid and accrued income taxes	(3,711)	3,772	(6,225)	7,865
Net change in operating assets and liabilities	9,159	89,465	(54,085)	64,888

Cash provided by (used for) operating activities	353,669	560,797	(15,741)	406,427

Investing activities
Investment in pre-publication costs	(90,466)	(101,356)	(26,329)	(171,827)
Capital expenditures	(40,500)	(7,379)	(2,461)	(20,983)
Acquisitions	(60,277)	(2,240,546)	(33,089)	(5,865)
Proceeds from sale of investments	3,304	2,428	—	692
Proceeds from dispositions	11,475	875	—	—

Cash provided by (used for) investing activities	(176,464)	(2,345,978)	(61,879)	(197,983)

Financing activities
Net transfers (to) from Parent	—	—	7,923	(210,693)
Borrowings on long-term debt	396,000	1,857,296	—	—
Payment of term loan	(44,380)	(87,075)	—	—
Payment of revolving facility	—	(35,000)	—	—
Issuance of common stock	455	1,000,000	—	—
Repurchase of common stock	(510)	—	—	—
Dividends to common stockholders	(488,978)	(444,162)	—	—
Dividends on restricted stock units	(199)	(2,498)	—	—
Dividends paid to noncontrolling interests	(169)	(526)	(1,814)	(12,627)
Payment of deferred purchase price	(53,500)	—	—	—
Payment of deferred loan acquisition costs	—	(95,981)	—	—

Cash provided by (used for) financing activities	(191,281)	2,192,054	6,109	(223,320)

Effect of exchange rate changes on cash	(2,652)	(1,409)	(1,450)	2,797

Net change in cash and cash equivalents	(16,728)	405,464	(72,961)	(12,079)
Cash and cash equivalents at the beginning of the period	430,691	25,227	98,188	110,267

Cash and cash equivalents, ending balance	$413,963	$430,691	$25,227	$98,188

Supplemental disclosures
Cash paid for interest expense	143,347	100,640	—	—
Cash paid for income taxes	15,841	11,762	3,855	13,857

See accompanying notes to the combined consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Combined Consolidated Statements of Changes in Equity (Deficit)

(Dollars in thousands, except per share data)

Predecessor	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Parent Company Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2011	$1,584,549	$(64,612)	$1,519,937	$32,558	$1,552,495
Comprehensive loss, net of tax	(256,334)	3,211	(253,123)	4,559	(248,564)
Dividends to noncontrolling interests	—	—	—	(12,627)	(12,627)
Stock-based compensation	20,627	—	20,627	—	20,627
Net decrease in Parent company investment	(201,428)	(13,028)	(214,456)	245	(214,211)

Balance at December 31, 2012	$1,147,414	$(74,429)	$1,072,985	$24,735	$1,097,720
Comprehensive loss, net of tax	(30,913)	(1,297)	(32,210)	(631)	(32,841)
Acquisition of noncontrolling interest	(14,672)	—	(14,672)	(10,374)	(25,046)
Dividends to noncontrolling interests	—	—	—	(1,814)	(1,814)
Stock-based compensation	6,095	—	6,095	—	6,095
Net decrease in Parent company investment	6,915	—	6,915	—	6,915

Balance at March 22, 2013	$1,114,839	$(75,726)	$1,039,113	$11,916	$1,051,029

McGraw-Hill Education, Inc. and subsidiaries

Combined Consolidated Statements of Changes in Equity (Deficit)

(Dollars in thousands, except per share data)

			Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Stockholders’ Equity (Deficit)

	Common Stock
Successor	Shares	Amount
Balance at March 23, 2013	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	10,077,264	101	1,004,950	—	—	—	—	1,005,051
Net loss	—	—	—	—	(169,760)	—	1,791	(167,969)
Other comprehensive loss, net of taxes	—	—	—	—	—	(10,209)	—	(10,209)
Acquisition of noncontrolling interest	—	—	—	—	—	—	22,225	22,225
Stock-based compensation	—	—	7,685	—	—	—	—	7,685
Dividends to common stockholders	—	—	(444,162)	—	—	—	—	(444,162)
Dividends on restricted stock units	—	—	(2,498)	—	—	—	—	(2,498)
Dividends to noncontrolling interests	—	—	—	—	—	—	(526)	(526)

Balance at December 31, 2013	10,077,264	$101	$565,975	$—	$(169,760)	$(10,209)	$23,490	$409,597
Issuance of common stock	329,831	3	71,897	—	—	—	—	71,900
Net loss	—	—	—	—	(330,664)	—	(686)	(331,350)
Other comprehensive loss, net of taxes	—	—	—	—	.	(21,066)	—	(21,066)
Acquisition of noncontrolling interest	—	—	(4,815)	—	—	—	(22,635)	(27,450)
Stock-based compensation	—	—	12,617	—	—	—	—	12,617
Dividends to common stockholders	—	—	(488,978)	—	—	—	—	(488,978)
Dividends on restricted stock units	—	—	(2,200)	—	—	—	—	(2,200)
Dividends to noncontrolling interests	—	—	—	—	—	—	(169)	(169)
Repurchase of treasury stock	(3,000)	—	—	(510)	—	—	—	(510)

Balance at December 31, 2014	10,404,095	$104	$154,496	$(510)	$(500,424)	$(31,275)	$—	$(377,609)

See accompanying notes to the combined consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

1.	Basis of Presentation and Accounting Policies

On March 22, 2013, MHE Acquisition, LLC (“AcquisitionCo”), a wholly-owned subsidiary of McGraw-Hill Education, Inc., (formerly known as Georgia Holdings, Inc.) (the “Company”, the “Successor” or the “Parent”), acquired all of the outstanding equity interests of certain subsidiaries of The McGraw-Hill Companies, Inc. (“MHC”) pursuant to a Purchase and Sale Agreement, dated November 26, 2012 and as amended March 4, 2013, for $2,184,071 in cash (the “Acquired Business”). The Acquired Business included all of MHC’s educational materials and learning solutions business, which is comprised of (i) the Higher Education, Professional, and International Group (the “HPI business”), which includes post-secondary education and professional products both in the United States and internationally and (ii) the School Education Group business (the “SEG business”), which includes school and assessment products targeting students in the pre-kindergarten through secondary school market. We refer to the purchase of the Acquired Business and the related financing transactions as the “Founding Acquisition”.

As of completion of the Founding Acquisition, Apollo Global Management LLC (the “Sponsors”) and certain co-investors directly or indirectly owned all of the equity interests of AcquisitionCo. In connection with the Founding Acquisition, a restructuring was completed, the result of which was that the HPI business and the SEG business became held by separate wholly owned subsidiaries of MHE US Holdings LLC. The HPI business became held by McGraw-Hill Global Education Intermediate Holdings, LLC (“MHGE Holdings”) and its wholly owned subsidiary McGraw-Hill Global Education Holdings, LLC (“MHGE”), while the SEG business became held by McGraw-Hill School Education Intermediate Holdings, LLC (“MHSE Holdings”) and its wholly owned subsidiary McGraw-Hill School Education Holdings, LLC (“MHSE”). In addition, concurrently with the closing of the Founding Acquisition, MHGE and MHSE entered into certain credit facilities which are described in Note 2—The Founding Acquisition. MHGE nor its parent companies guarantee or provide collateral to the financing of MHSE, and MHSE does not guarantee or provide collateral to the financing of MHGE or its parent companies. The terms “we,” “our,” and “us” used herein refer to the Company.

Successor Basis of Presentation

The accompanying combined consolidated financial statements present separately the financial position, results of operations, cash flows and changes in invested equity for the Company on a “Successor” basis (reflecting the Company’s ownership by funds affiliated with Apollo) and “Predecessor” basis (reflecting the Company’s ownership by MHC). The financial information of the Company has been separated by a vertical line on the face of the combined consolidated financial statements to identify these different bases of accounting.

Predecessor Basis of Presentation

The HPI and SEG businesses of MHC is our predecessor for accounting purposes (the “Predecessor”). Historically, the Predecessor did not operate as an independent standalone company. The Predecessor’s combined financial statements have been carved-out of the historical combined financial statements of MHC for the periods prior to the Founding Acquisition. In connection with the Founding Acquisition, all of the HPI and SEG business assets and liabilities were revised to reflect their fair values on the date of Founding Acquisition, based upon an allocation of the overall purchase price to the underlying net assets acquired.

These combined consolidated financial statements reflect our financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements of the Predecessor includes certain assets and liabilities that have historically been held at the MHC corporate level but are specifically identifiable or otherwise attributable to us. Intercompany transactions between the Company and MHC that have been included in the Predecessor’s

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

combined financial statements are considered to be effectively settled for cash in the combined consolidated financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Predecessor’s historical combined consolidated statements of cash flows as a financing activity and in the Predecessor’s combined consolidated balance sheets as “Parent company investment.”

The Predecessor’s historical combined financial statements include expense allocations for: (1) certain corporate functions historically provided by MHC including, but not limited to, finance, legal, tax, treasury, information technology, human resources, and certain other shared services; (2) employee benefits and incentives; (3) share-based compensation; and (4) occupancy. These expenses were allocated to the Predecessor on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of square feet occupied for occupancy costs, consolidated sales, operating income, headcount or other measures. The basis on which the expenses were allocated is considered to be a reasonable reflection of the utilization of services provided to or the benefit received by the Predecessor during the periods presented. The allocations may not, however, reflect the expense we have incurred and will incur as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Predecessor had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, which functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Principles of Combination and Consolidation

The accompanying combined consolidated financial statements have been prepared in accordance with U.S. GAAP and all significant intercompany transactions and balances have been eliminated. In the opinion of management, the accompanying audited combined consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.

We record noncontrolling interest in our combined consolidated financial statements to recognize the minority ownership interest in certain subsidiaries. Noncontrolling interest in the earnings and losses of these subsidiaries represent the share of net income or loss allocated to our combined consolidated entities.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar, which varies by country. Changes in our customers’ ordering patterns may impact the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, inventories, pre-publication costs, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, retirement plans and postretirement healthcare and other benefits, restructuring, stock-based

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

compensation, income taxes and contingencies. Management further considers the accounting policy with regard to the purchase price allocation to assets and liabilities to be critical. This accounting policy, as more fully described in Note 2—The Founding Acquisition, encompasses significant judgments and estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. The balance also includes cash that is held by the Company outside the United States to fund international operations or to be reinvested outside of the United States. The investments and bank deposits are stated at cost, which approximates market value and were $413,963 and $430,691 as of December 31, 2014 and December 31, 2013, respectively. These investments are not subject to significant market risk.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.

Allowance for Doubtful Accounts and Sales Returns

The allowance for doubtful accounts and sales returns reserves methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The allowance for sales returns is a significant estimate, which is based on historical rates of return and current market conditions. The provision for sales returns is reflected as a reduction to “Revenues” in our combined consolidated statements of operations. Sales returns are charged against the reserve as products are returned to inventory. Accounts receivable losses for bad debt are charged against the allowance for doubtful accounts when the receivable is determined to be uncollectible. The change in the allowance for doubtful accounts is reflected as part of operating and administrative expenses in our combined consolidated statement of operations. The allowance for doubtful accounts and sales returns were $208,742 and $191,609 as of December 31, 2014 and December 31, 2013, respectively.

Concentration of Credit Risk

As of December 31, 2014 and December 31, 2013, two customers comprised approximately 25% and 24%, respectively, of the gross accounts receivable balance, which is reflective of concentration and seasonality in our industry.

The Company has no single customer that accounted for 10% or more of our gross revenue for the year ended December 31, 2014, the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 23, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor). The loss of, or any reduction in sales from, a significant customer or deterioration in their ability to pay could harm our business and financial results.

Inventories

Inventories, consisting principally of books, are stated at the lower of cost (first-in, first-out) or market value. The majority of our inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in operating and administration expenses. In determining this reserve, we consider

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. The reserves for inventory obsolescence were $83,557 and $91,465 as of December 31, 2014 and December 31, 2013, respectively.

Pre-publication Costs

Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for pre-publication costs are charged as a component of operating and administration expenses. In evaluating recoverability, we consider management’s current assessment of the marketplace, industry trends and the projected success of programs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation as of December 31, 2014 and December 31, 2013. Depreciation and amortization are recorded on a straight-line basis, over the assets’ estimated useful lives. Buildings have an estimated useful life, for purposes of depreciation, of twenty-eight years. Furniture, fixtures and equipment are depreciated over periods not exceeding seven years. Leasehold improvements are amortized over the life of the lease or the life of the assets, whichever is shorter. The Company evaluates the depreciation periods of property, plant and equipment to determine whether events or circumstances warrant revised estimates of useful lives.

Royalty Advances

Royalty advances are initially capitalized and subsequently expensed as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff reviews its portfolio of royalty advances at a minimum quarterly to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that we believe is not recoverable is expensed. The net amount of royalty advances was $6,695 and $6,793 as of December 31, 2014 and December 31, 2013, respectively and are included within other non-current assets in the consolidated balance sheets.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization. Gross deferred technology costs were $45,123 and $22,556 as of December 31, 2014 and December 31, 2013, respectively. Accumulated amortization of deferred technology costs were $14,857 and $6,280 as of December 31, 2014 and December 31, 2013.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company’s acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have four reporting units, Higher Education, K-12, International, and Professional with goodwill and indefinite-lived intangible assets that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts we perform a two-step quantitative impairment test.

During the first step, the estimated fair value of the reporting units are compared to their carrying value including goodwill and the estimated fair value of the intangible assets is compared to their carrying value. Fair values of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow analysis, and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The discounted free cash flow analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

for market and other risks where appropriate. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

If the fair value of the reporting units or indefinite-lived intangible assets are less than their carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill or indefinite-lived intangible assets to the carrying value. The fair value of the goodwill or indefinite-lived intangible assets is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit or carrying value of the indefinite-lived intangible asset. If the implied fair value of the goodwill or indefinite-lived intangible assets is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rate and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and for some of the reporting units and indefinite-lived intangible assets could result in an impairment charge, which could be material to our financial position and results of operations.

Foreign Currency Translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the U.S. operations or where a majority of revenue and/or expenses is USD denominated, the United States dollar is the functional currency. For local currency operations, assets and liabilities are translated into United States dollars using end-of-period exchange rates, and revenue and expenses are translated into United States dollars using weighted-average exchange rates during each reported period. Foreign currency translation adjustments are accumulated in a separate component of equity.

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of ASC 718, Compensation—Stock Compensation. For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date as the fair value of the common stock and expensed over the vesting term when the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for all awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period.

Revenue Recognition

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Arrangements with multiple deliverables

Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not determinable based on stand-alone selling price, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered. Because we determine the basis for allocating consideration to each deliverable primarily on prices experienced from completed sales, the portion of consideration allocated to each deliverable in a multiple deliverable arrangement may increase or decrease depending on the most recent selling price of a comparable product or service sold on a stand-alone basis. For example, as the demand for, and prevalence of, digital products increases, as new sales occur we may be required to increase the amount of consideration allocable to digital products included in multiple deliverable arrangements because the fair value of such products or services may increase relative to other products or services bundled in the arrangement. Conversely, in the event that demand for our print products decreases, thereby causing us to experience reduced prices on our print products, we may be required to allocate less consideration to our print products in our arrangements that include multiple deliverables.

Subscription-based products

Subscription income is recognized over the related subscription period that the subscription is available and is used by the customer. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period. Included among the underlying assumptions related to our estimates that impact the recognition of subscription income is the extent of our responsibility to provide access to our subscription-based products, and the extent of complementary support services customers demand to access our products.

Service arrangements

Revenue relating to arrangements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. Such arrangements may include digital products bundled with traditional print products, obligations to provide products and services in the future at no additional cost, and periodic training pertinent to products and services previously provided. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered.

Shipping and Handling Costs

All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of cost of sales. We incurred $30,010, $29,601, $3,179 and $33,196 in shipping and handling costs for the year ended December 31, 2014, the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Income Taxes

The Company’s operations are subject to United States federal, state and local income taxes, and foreign income taxes. In several jurisdictions the Predecessor’s operations have historically been included in MHC’s income tax returns. In preparing the Predecessor’s combined financial statements, the tax provision was determined on a separate return, stand-alone basis.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when management determines that it is more-likely-than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies, and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on audits by and settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. We recognize interest and penalties on uncertain tax positions as part of interest expense and operating expenses, respectively.

Contingencies

We accrue for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred. Neither an accrual nor disclosure is required for losses that are deemed remote.

Earnings (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260 which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Standards

In April 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-03—Simplifying the Presentation of Debt Issuance Costs. This ASU changes the presentation of debt issuance costs by requiring an entity to present such costs as a direct deduction from the related debt liability rather than as an asset.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Amortization of the costs will continue to be reported as interest expense. This guidance is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated balance sheets.

In January 2015, the FASB issued ASU No. 2015-01 (Topic 225-20)—Income Statement—Extraordinary and Unusual Items which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items will either be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. This guidance is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this guidance will not have a material impact on the Company’s combined consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. This ASU may be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09—Revenue from Contracts with Customers, which supersedes most of the current revenue recognition requirements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. Entities must adopt the new guidance using one of two retrospective application methods. This guidance is effective for the Company in the first quarter of 2018 and early application is permitted. The Company is currently evaluating the standard to determine the impact of its adoption on the consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results. The revised guidance is effective for annual fiscal periods beginning after December 15, 2014. Early adoption is permitted. This guidance is reflected within these combined consolidated financial statements.

2.	The Founding Acquisition

The Founding Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The Founding Acquisition and determination of the fair value of the assets acquired and liabilities assumed was recorded as of March 23, 2013 based on the purchase price of $2,184,071. As a result of the Founding Acquisition, goodwill of $387,478 was recorded on the Successor’s balance sheet. The Company has finalized the allocation of goodwill to each of its reporting units.

As discussed in Note 1—Basis of Presentation and Accounting Policies, the Founding Acquisition was completed on March 22, 2013 and financed by:

•	Borrowings under MHGE senior secured credit facilities (the “MHGE Facilities”), consisting of a $810,000, 6-year senior secured term loan credit facility (the “MHGE Term Loan”), all of which was drawn at closing and a $240,000, 5-year senior secured revolving credit facility (“MHGE Revolving Facility”), $35,000 of which was drawn at closing;

•	Issuance by MHGE and McGraw-Hill Global Education Finance, Inc., a wholly owned subsidiary of MHGE, (together with MHGE, the “Issuers”) of $800,000, 9.75% first-priority senior secured notes due 2021 (the “MHGE Senior Secured Notes”); and

•	MHSE $150,000, 5 year asset-based revolving credit facility (“MHSE Revolving Facility”), which was undrawn at closing.

•	Equity contribution of $1,000,000 funded by the Sponsor and co-investors.

The Founding Acquisition occurred simultaneously with the closing of the financing transactions and equity investments described above.

The sources and uses of funds in connection with the Founding Acquisition are summarized below:

Sources
Proceeds from MHGE Term Loan	$785,700
Proceeds from MHGE Revolving Facility	35,000
Proceeds from MHGE Senior Secured Notes	789,096
Proceeds from equity contributions	1,000,000

Total sources	$2,609,796

Uses
Equity purchase price	$2,184,071
Transaction fees and expenses	138,604
Cash	287,121

Total uses	$2,609,796

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Purchase Price

The Founding Acquisition has been accounted for using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date, with any excess of the purchase price attributed to goodwill. The fair values have been determined based upon assumptions related to the future cash flows, discount rates and asset lives utilizing currently available information. On October 16, 2013, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $31,276. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and equivalents	$25,227
Accounts receivable and other current assets	237,585
Inventory	629,083
Pre-publication costs	110,664
Property, plant and equipment	160,397
Identifiable intangible assets	998,007
Other noncurrent assets	63,076
Accounts payable and accrued expenses	(221,031)
Deferred revenue	(67,799)
Other current liabilities	(64,061)
Deferred income tax liability	(15,846)
Other long-term liabilities	(36,484)
Noncontrolling interests	(22,225)
Goodwill	387,478

Purchase price	$2,184,071

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition.

The fair values of the finite acquired intangible assets will be amortized over their useful lives, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of the years digits method.

	Fair Value	Useful Lives
Brands	$283,000	Indefinite
Customers	140,000	11-14 years
Content	566,007	8-14 years
Technology	9,000	5 years

Amortization expense of $93,885 and $64,367 was recorded in the year ended December 31, 2014 and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively.

The Founding Acquisition was a taxable acquisition of the assets of domestic subsidiaries and a non-taxable acquisition of the stock of international subsidiaries for U.S. income tax purposes. Therefore, a deferred income tax liability of $15,846 has been provided for the difference in fair value of international assets and liabilities over the carryover tax basis.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

3.	Acquisition

ALEKS Corporation

On August 1, 2013, the Company acquired all of the outstanding shares of ALEKS Corporation, a developer of adaptive learning technology for the higher education and K-12 education markets. Prior to the acquisition, the Company had a long-term royalty-based partnership with ALEKS Corporation where ALEKS Corporation technology solutions were incorporated into the Company’s Higher Education’s products.

ALEKS Corporation was acquired for a purchase price of $103,500; of which $50,000 was paid in cash at closing. The remaining $53,500 was paid one year after closing on August 1, 2014 of which $15,000 was held in escrow for six months. As of December 31, 2013, $53,500 was included in other current liabilities in the combined consolidated balance sheet. The $50,000 paid at closing and subsequent payments were financed by a combination of cash on hand and borrowing under the revolving credit facility. On October 31, 2013, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $1,422. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition. Costs incurred in connection with the acquisition for the period from March 23, 2013 to December 31, 2013 (Successor) were $2,549 and are included in operating and administrative expenses in the combined consolidated statements of operations.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$9,365
Identifiable intangible assets	40,700
Deferred revenue	(1,149)
Other liabilities	(23,083)
Goodwill	77,667

Purchase price	$103,500

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $77,667 has been assigned to the Higher Education segment of the Company.

The fair values of the acquired intangible assets will be amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Trade Name	$5,300	10 years
Customers	7,100	7 years
Technology	28,300	7 years

Amortization expense of $3,101 and $4,814 was recorded in the year ended December 31, 2014 and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively.

Engrade

On February 5, 2014, the Company acquired all of the outstanding shares of Engrade, Inc., an educational technology company operating in the elementary and high school markets. Consideration for the acquisition was

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

121,103 shares of McGraw-Hill Education, Inc. common stock and $5,000 cash. The transaction was valued at $25,588. Of the 121,103 common shares, 20,184 shares are held in escrow and will be released to the sellers 15 months after the closing date and 9,129 shares are reserved and are issuable upon a future liquidation event. The Company has not completed the final determination of the fair values of the assets acquired and liabilities assumed upon acquisition and will continue its review during the measurement period. On June 5, 2014, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $142. Costs incurred in connection with the acquisition for the year ended December 31, 2014 was $1,543 and are included in operating and administrative expenses in the combined consolidated statements of operations.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$1,800
Identifiable intangible assets	5,800
Deferred revenue	(1,677)
Other liabilities	(1,319)
Goodwill	20,842

Purchase price	$25,446

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $20,842 has been assigned to the K-12 segment of the Company.

The fair values of the acquired intangible assets will be amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Trademarks	$1,150	5 years
Customers	600	8 years
Technology	4,050	7 years

Amortization expense of $810 was recorded in the year ended December 31, 2014.

LearnSmart

On February 6, 2014, the Company acquired the remaining 80% that it did not already own of LearnSmart, a Danish Company and developer of adaptive learning tools for the higher education market for total consideration of $80,293. Prior to the acquisition, the Company had a long-term royalty-based relationship with LearnSmart. The Company had purchased the other 20% stake in LearnSmart in January 2013. Consideration for the acquisition of the remaining 80% was $29,003 in cash at closing, with the remainder in shares of McGraw-Hill Education, Inc. common stock and preferred shares held in escrow, of which 50% are subject to conversion into the Company’s common stock ratably upon each anniversary date beginning December 31, 2014 through December 29, 2017. The remaining 50% are subject to an earn-out based on several financial measures which we expect to be met and therefore all earn out preferred shares have been valued in additional paid in capital.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Pursuant to the purchase agreement, consulting payments are due to the founders of LearnSmart of $9,800 for a designated project and deliverable, of which $2,700 is contingent upon a successful completion of a project deliverable and $5,000 expense reimbursement over a four year period. These costs are expensed as incurred.

There is a gain of $7,329 in other income reflecting a fair value adjustment based on the purchase price of the additional 80% interest on the original 20% stake of which the fair value is $15,866, making the total transaction value equal to $96,159. The Company determined the acquisition date fair value of the previously held equity interest in LearnSmart using the income approach, including consideration of a control premium, which requires the Company to make estimates and assumptions regarding future cash flows. On July 18, 2014, the working capital adjustment was finalized and the Company’s payment for the working capital adjustment was $959. The Company has not completed the final determination of the fair values of the assets acquired and liabilities assumed upon acquisition and will continue its review during the measurement period.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$2,196
Identifiable intangible assets	44,800
Other liabilities	(2,627)
Goodwill	51,790

Purchase price	$96,159

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $51,790 has been assigned to the Higher Education segment of the Company.

The fair values of the acquired intangible assets will be amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Technology	$42,200	7 years
Non-Compete	2,600	4 years

Amortization expense of $6,099 was recorded in the year ended December 31, 2014.

Ryerson

On June 17, 2014, the Company acquired the remaining 30% interest in McGraw-Hill Ryerson, its Canadian subsidiary, and now owns all of the outstanding shares of the operation. The aggregate purchase price was approximately $27,450. The excess of the purchase price over the value of the noncontrolling interest of $4,815 was recognized as an adjustment to additional paid in capital. The Company determined the fair value of the previously held equity interest in Ryerson using an active market price on the date of acquisition.

4.	Other Income

During the year ended December 31, 2014, the Company recorded a gain of $8,420 within other income in the consolidated statement of operations. This related to the gain of $1,091 from the sale of two parcels of land in

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Columbus in November 2014 and the gain of $7,329 recognized on the acquisition of the remaining 80% equity interest in LearnSmart as further described in Note 3—Acquisitions.

In the fourth quarter of 2012, we recorded a pre-tax gain of $16,868 within other income in the combined statement of operations related to a change in our vacation policy. The change in our vacation policy modified the number of days that employees are entitled to for unused vacation time upon termination of employment as they will only be paid for vacation days equivalent to what they have earned in the current year.

5.	Inventories

Inventories consist of the following:

	As of December 31,
	2014	2013
Raw materials	$4,144	$5,354
Work-in-progress	3,843	2,707
Finished goods	257,051	310,969

	265,038	319,030
Reserves	(83,557)	(91,465)

Inventories, net	$181,481	$227,565

6.	Property, Plant and Equipment

		As of December 31,
	Useful Lives	2014	2013
Furniture and equipment	2-7 years	$48,042	$54,915
Buildings and leasehold improvements	7-28 years	80,805	78,284
Land and land improvements		5,881	10,124

		134,728	143,323
Less: accumulated depreciation and amortization		(31,854)	(16,229)

Total Property, plant and equipment, net		$102,874	$127,094

Depreciation expense related to property, plant and equipment was $15,675, $17,549, $3,653 and $15,432 for the year ended December 31, 2014, the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor).

As of December 31, 2014, the Company estimated that the carrying amount of a directly owned office building may not be recoverable. In order to reduce the carrying amount of the office building to its estimated fair market value, the Company recorded an impairment charge of $23,800 as of December 31, 2014. The estimated fair market value was determined based on an appraisal from an independent valuation specialist and is considered to be Level 3 in the fair value hierarchy.

7.	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets and liabilities assumed of businesses acquired. The Company performs an annual

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

impairment test of goodwill and intangible assets with indefinite lives during the fourth quarter and also between annual tests if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit or an indefinite-lived intangible asset below its carrying value.

The following table summarizes the changes in the carrying value of goodwill by reporting segment:

	Higher Education	K-12	International	Professional	Total
Balance as of December 31, 2012	$399,664	$—	$30,436	$38,996	$469,096
Adjustment to goodwill	—	—	—	—	—

Balance as of March 22, 2013	$399,664	$—	$30,436	$38,996	$469,096

Effects of purchase accounting(1)	$(399,664)	$—	$(30,436)	$(38,996)	$(469,096)
Adjustment to goodwill	285,413	4,907	2,866	25,996	319,182

Balance as of December 31, 2013	$285,413	$4,907	$2,866	$25,996	$319,182

Adjustment to goodwill	150,745	20,842	1,223	11,082	183,892

Balance as of December 31, 2014	$436,158	$25,749	$4,089	$37,078	$503,074

(1)	Pursuant to ASC 805, in connection with the Founding Acquisition, the Company established a new accounting basis, based on the fair value of the assets acquired and liabilities assumed as of the acquisition date.

Goodwill adjustments in the table relate to the acquisitions discussed in Note 2—The Founding Acquisition, Note 3—Acquisitions and includes a $2,183 impact from foreign exchange as of December 31, 2014. The impact from foreign exchange in 2013 was not significant.

For the year ended December 31, 2014 and 2013, based on the results of the impairment analysis it had been determined that no impairment charge would need to be recognized relating to the goodwill recorded within the Higher Education, K-12, International, or Professional reporting units.

For the year ended December 31, 2012, as a result of the Company signing a definitive sales and purchase agreement on November 26, 2012 with MHC, we performed a goodwill impairment review. Based on the results of the review, the Company recorded an impairment charge for the entire amount of the goodwill related to the K-12 reporting unit amounting to $412,886.

Other Intangible Assets

The following information details the carrying amounts and accumulated amortization of the Company’s intangible assets:

		December 31, 2014				December 31, 2013
	Useful Lives	Gross amount	Accumulated amortization	Foreign exchange	Net amount	Gross amount	Accumulated amortization	Net amount
Customers	11-14 years	$147,700	$(19,494)	$—	$128,206	$461,000	$(21,017)	$439,983
Content	8-14 years	566,007	(137,120)	—	428,887	172,407	(43,350)	129,057
Brands	Indefinite	283,000	—	—	283,000	429,000	—	429,000
Technology	5 years	83,550	(14,979)	—	68,571	—	—	—
Other intangibles	4 to 10 years	9,050	(1,795)	(4,264)	2,991	58,541	(4,814)	53,727

Total		$1,089,307	$(173,388)	$(4,264)	$911,655	$1,120,948	$(69,181)	$1,051,767

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The fair values of the definite-lived acquired intangible assets are amortized over their useful lives, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of the years digits method. The intangibles weighted average amortization period is 12.9 years. Amortization expense was $104,157, $69,181, $6,326 and $25,130 for the year ended December 31, 2014, the periods March 23, 2013 to December 31, 2013 (Successor), January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), respectively. The Company’s expected aggregate annual amortization expense for existing intangible assets subject to amortization for each of the years, 2015 through 2019 and thereafter, assuming no further acquisitions or dispositions, is summarized on the following schedule:

Expected amortization expense
2015	$93,862
2016	87,754
2017	81,089
2018	73,601
2019	66,768
2020 and beyond	$229,845

There were no impairments of indefinite-lived intangible assets for the year ended December 31, 2014, the periods March 23 to December 31, 2013 (Successor) and January 1 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor).

8.	Debt

Long-term debt consisted of the following:

	As of December 31,
	2014	2013
MHGE Senior Secured Notes	$790,798	$790,152
MHGE Term Loan	663,555	701,763
MHGE PIK Toggle Notes	396,357	—
MHSE Term Loan	245,433	247,516
Less current portion of long term debt	(9,380)	(10,600)

Long Term Debt(1)	$2,086,763	$1,728,831

(1)	Long term debt balances reflect face value of debt less the unamortized discount.

MHGE Senior Secured Notes

In connection with the Founding Acquisition, on March 22, 2013, the Issuers issued $800,000 in principal amount of the MHGE Senior Secured Notes in a private placement. The MHGE Senior Secured Notes bear interest at a rate of 9.75% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2013. The MHGE Senior Secured Notes were issued at a discount of 1.36%. Debt issuance costs and the discount are amortized to interest expense over the term of the MHGE Senior Secured Notes using the effective interest method. The amount of amortization included in interest expense was $2,838 and $4,644 for the year ended December 31, 2014 and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The Issuers may redeem the MHGE Senior Secured Notes at its option, in whole or in part, at any time on or after April 1, 2016, at certain redemption prices.

The MHGE Senior Secured Notes are fully and unconditionally guaranteed by the MHGE Holdings and its direct parent, MHE US Holdings LLC, and each of MHGE domestic restricted subsidiaries that guarantee the MHGE Facilities. In addition, the MHGE Senior Secured Notes and the related guarantees are secured by first priority lien on the same collateral that secure the MHGE Facilities, subject to certain exclusions.

The MHGE Facilities and the MHGE Senior Secured Notes contain certain customary affirmative covenants and events of default. In addition, the negative covenants in the MHGE Facilities and the MHGE Senior Secured Notes limit MHGE and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE’s assets.

On March 24, 2014, MHGE Holdings began paying an incremental 0.25% interest rate on the MHGE Senior Secured Notes because a registration statement for an exchange offer to exchange the initial MHGE Senior Secured Notes for registered MHGE Senior Secured Notes had not been declared effective prior to that date. The incremental interest continued to accrue until the exchange offer had been consummated. MHGE Holdings’ registration statement for the exchange offer was declared effective on May 14, 2014, and the exchange offer was completed on June 19, 2014 ending the incremental 0.25% accrual on that date.

The fair value of the MHGE Senior Secured Notes was approximately $890,000 and $882,000 as of December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of its MHGE Senior Secured Notes based on trades in the market. Since the MHGE Senior Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Senior Secured Notes is approximately 6.25 years.

MHGE Facilities

In connection with the Founding Acquisition, on March 22, 2013, MHGE, our wholly owned subsidiary, together with MHGE Holdings, entered into the MHGE Facilities, which are governed by a first lien credit agreement as amended and restated, with Credit Suisse AG, as administrative agent, and the other agents and lenders, as parties thereto, that provided senior secured financing of up to $1,050,000, consisting of:

•	the MHGE Term Loan in an aggregate principal amount of $810,000 with a maturity of six years; and

•	the MHGE Revolving Facility in an aggregate principal amount of up to $240,000 with a maturity of five years, including both a letter of credit sub-facility and a swingline loan sub-facility. The amount available under the MHGE Revolving Facility as of December 31, 2014 was $239,961.

On December 31, 2013 MHGE Holdings made a voluntary principal payment of 10% of the $810,000 MHGE Term Loan outstanding against remaining installments thereunder in reverse order of maturity. This $81,000 voluntary principal payment is in addition to MHGE Holdings’ scheduled quarterly repayment of $2,025 that was paid on the same date.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

On March 24, 2014, MHGE Holdings made a voluntary principal payment of $35,000 and refinanced the MHGE Term Loan in the aggregate principal of $687,925. The revised terms reduce the LIBOR floor from 1.25% to 1.0% and the applicable LIBOR margin from 7.75% to 4.75%. The maturity date did not change but quarterly principal payments were reduced from $2,025 to $1,720, maintaining the amortization rate at  1⁄4 of 1% of the refinanced principal amount.

The interest rate on the borrowings under the MHGE Facilities is based on LIBOR or Prime, plus an applicable margin. The interest rate was 5.75% at the year ended December 31, 2014 for the MHGE Term Loan and there were no outstanding borrowings under the MHGE Revolving Facility. The MHGE Term Loan and the MHGE Revolving Facility were issued at a discount of 3% and 2%, respectively. Debt issuance costs and the discount are amortized over the term of the respective facility using the effective interest method and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $12,705 and $10,800 for the year ended December 31, 2014 and the period ended March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHGE Term Loan requires quarterly amortization payments totaling 1% per annum of the refinanced principal amount of the facility, with the balance payable on the final maturity date. The MHGE Term Loan also includes customary mandatory prepayments requirements based on certain events such as asset sales, debt issuances, and defined levels of free cash flows.

All obligations under the MHGE Facilities are guaranteed by MHGE Holdings and its direct parent, MHE US Holdings LLC, and each of MHGE’s existing and future direct and indirect material, wholly owned domestic subsidiaries and are secured by first priority lien on substantially all tangible and intangible assets of MHGE and each subsidiary guarantor, all of the MHGE’s capital stock and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHGE Revolving Facility includes a springing financial maintenance covenant that requires MHGE net first lien leverage ratio not to exceed 7.00 to 1.00 (the ratio of consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA, as defined in the credit agreement governing the MHGE Facilities). The covenant will be tested quarterly when the MHGE Revolving Facility is more than 20% drawn (including outstanding letters of credit), beginning with the fiscal quarter ended June 30, 2013, and will be a condition to drawings under the revolving credit facility (including for new letters of credit) that would result in more than 20% drawn thereunder. As of December 31, 2014, the borrowings under the MHGE Revolving Facility were less than 20%, and so the covenant was not in effect.

Adjusted EBITDA reflects EBITDA as defined in the credit agreement governing the MHGE Facilities. Solely for the purpose of calculating the springing financial covenant, pre-publication investments should be excluded from the calculation of Adjusted EBITDA.

The fair value of the MHGE Term Loan was approximately $677,640 and $733,769 as of December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of the MHGE Term Loan utilizing the market quotations for debt that have quoted prices in active markets. Since the MHGE Term Loan does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Term Loan is approximately 4.25 years.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

MHGE PIK Toggle Notes

On July 17, 2014, MHGE Parent, LLC (“MHGE Parent”) and MHGE Parent Finance, Inc. (“MHGE Parent Finance”), issued $400,000 aggregate principal amount of Senior PIK Toggle Notes due 2019 (the “MHGE PIK Toggle Notes”) in a private placement. The MHGE PIK Toggle Notes were issued at a discount of 1%. The proceeds were used to make a return of capital to the equity holders of MHGE Parent and pay certain related transaction costs and expenses.

The MHGE PIK Toggle Notes bear interest at 8.5% for interest paid in cash and 9.25% for in-kind interest, “PIK”, by increasing the principal amount of the MHGE PIK Toggle Notes by issuing new notes. Interest is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2015. The first semi-annual interest payment due must be paid in cash and was paid on February 2, 2015. The determination as to whether interest is paid in cash or PIK is determined based on restrictions in the credit agreement governing the MHGE Facilities and the indenture governing the MHGE Senior Secured Notes for payments to MHGE Parent. PIK Interest may be paid either 0%, 50% or 100% of the amount of interest due, dependent on the amount of any restriction. The MHGE PIK Toggle Notes are structurally subordinate to all the debt of MHGE Holdings and its subsidiaries, are not guaranteed by any of MHGE Holdings or its subsidiaries and are a contractual obligation of MHGE Parent.

The MHGE PIK Toggle Notes are unsecured and are not subject to registration rights.

The MHGE PIK Toggle Notes contain certain customary affirmative covenants and events of default that are similar to those contained in the indenture governing the MHGE Senior Secured Notes. In addition, the negative covenants in the MHGE PIK Toggle Notes limit MHGE Parent and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Parent’s assets.

The fair value of the MHGE PIK Toggle Notes was approximately $389,000 as of December 31, 2014. The Company estimates the fair value of its MHGE PIK Toggle Notes based on trades in the market. Since the MHGE PIK Toggle Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2014, the remaining contractual life of the MHGE Senior Secured Notes is approximately 4.50 years.

MHSE Revolving Facility

In connection with the Founding Acquisition, on March 22, 2013, MHSE entered into the MHSE Revolving Facility, with Bank of Montreal, as Administrative Agent and the other agents and lenders, as parties thereto, that provides senior secured financing of up to $150,000 based on seasonal levels of the collateral base, with a maturity of five years.

The interest rate on the borrowings under the MHSE Revolving Facility is based on LIBOR, plus an applicable margin. There were no outstanding obligations under the MHSE Revolving Facility as of December 31, 2014, except for $378 of letters of credit. Debt issuance costs are amortized over the term of the facility and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $1,344 and $1,042 for the year ended December 31, 2014 and

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHSE Revolving Facility includes a springing covenant that requires MHSE Holdings to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0. The ratio of EBITDA, as defined in the MHSE Revolving Facility, minus non-financed cash capital expenditures and cash income taxes, to scheduled principal payments, cash interest expense and certain restricted payments is calculated on a pro forma basis. The covenant is tested quarterly only when the availability under the MHSE Revolving Facility is less than or equal to 12.5% of the line cap, or when there is another covenant triggering event. As of December 31, 2014, the availability under the MHSE Revolving Facility was more than 12.5%, and so the covenant was not in effect.

All obligations under the MHSE Term Loan and MHSE Revolving Facility are guaranteed by the MHSE Holdings and each of MHSE’s existing and future direct and indirect material wholly owned domestic subsidiaries, and are secured by first priority lien on substantially all tangible and intangible assets of MHSE’s and each subsidiary guarantor, all of the MHSE’s capital stock, and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions.

The MHSE Revolving Facility and MHSE Term Loan contain certain customary affirmative covenants and events of default. In addition, the negative covenants limit MHSE’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHSE’s assets.

MHSE Term Loan

On December 18, 2013, MHSE Holdings, MHSE, the Lenders, as parties thereto, and Bank of Montreal as Administrative Agent entered into a First-Lien Credit Agreement providing for, amongst other things, the extension of $250,000 of Term B Loan (the “MHSE Term Loan”) to MHSE to be used for general corporate purposes, including a return of capital to the stockholders of McGraw-Hill Education, Inc. In connection with and in order to, amongst other things, permit the extension of the MHSE Term Loan, the MHSE Holdings, MHSE, each Subsidiary Loan Party, as a party thereto, the Lenders, as parties thereto, and Bank of Montreal as ABL Agent entered into amendments to MHSE Holdings’ existing MHSE Revolving Facility on November 26, 2013 and December 18, 2013.

The interest rate on the borrowings under the MHSE Term Loan is based on LIBOR or Prime, plus an applicable margin. The interest rate as of December 31, 2014 was 6.25% for the MHSE Term Loan as there is a floor of 1.25% for LIBOR. The MHSE Term Loan was issued at a discount of 1%. Debt issuance costs and the discount are amortized over the term of the MHSE Term Loan and are included in interest expense, net within the combined consolidated statements of operations. The amount of amortization included in interest expense, net was $1,264 and $102 for the year ended December 31, 2014 and for the period from March 23, 2013 to December 31, 2013 (Successor), respectively. There was no amortization expense recorded in the Predecessor period in 2013.

The MHSE Term Loan requires quarterly amortization payments totaling 1% per annum of the original principal amount of the facility, with the balance payable on the final maturity date of December 18, 2019. The MHSE Term Loan also includes customary mandatory prepayment requirements based on certain events such as asset sales, debt issuances, and defined levels of free cash flows.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The fair value of the MHSE Term Loan was approximately $247,500 and $250,000 at December 31, 2014 and December 31, 2013, respectively. The Company estimates the fair value of the MHSE Term Loan utilizing market quotations for debt that have quoted prices in active markets. Since the MHSE Term Loan does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities, based on fair value hierarchy established in accordance with authoritative guidance for fair value measurements (Level 2). As of December 31, 2014, the remaining contractual life of the MHSE Term Loan is approximately 5.0 years.

Scheduled Principal Payments

The scheduled principal payments required under the terms of the MHGE Senior Secured Notes, MHGE Facilities, MHGE PIK Toggle Notes and the MHSE Term Loan were as follows:

As of December 31, 2014
2015	$9,380
2016	9,380
2017	9,380
2018	9,380
2019	1,291,025
2020 and beyond	800,000

2,128,545
Less: Current portion	9,380

$2,119,165

9.	Fair Value Measurements

In accordance with authoritative guidance for fair value measurements, certain assets and liabilities are required to be recorded at fair value. Fair value is defined as the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2013, we held an investment in an equity security classified as available-for-sale that was adjusted to fair value on a recurring basis. The fair value of our available-for-sale investment of $10,844 was determined using quoted market prices from daily exchange traded markets and classified within Level 1 of the valuation hierarchy as of December 31, 2013. On April 23, 2014, the available-for-sale investment was voluntarily delisted from a registered securities exchange with no longer publicly available quoted market prices. As a result, the Company accounts for this investment at cost. Investments held at cost are subject to a periodic

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

impairment review whereby the Company records an impairment charge when the decline in fair value is determined to be other-than-temporary. As of December 31, 2014, the investment’s cost was $7,721.

There were neither any instruments categorized as Level 2 or 3 nor any reclassifications between Level 1, 2, or 3 during the year ended December 31, 2013.

Other financial instruments, including cash and cash equivalents and short-term investments, are recorded at cost, which approximates fair value because of the short-term maturity and highly liquid nature of these instruments. In addition, certain assets and liabilities are measured at fair value on a nonrecurring basis. These include assets, such as property, plant and equipment (see Note 6), which have been written down to fair value, during the year ended December 31, 2014, as a result of an impairment.

10.	Segment Reporting

The Company manages and reports its businesses in the following segments:

•	Higher Education: Provides instructional content, adaptive learning, assessment and institutional services to students, professors, provosts and presidents in the college, university and postgraduate markets in the United States and around the world.

•	K-12: Provides instructional and supplemental solutions and services to the PreK-12 market. K-12 offers a comprehensive portfolio of educational resources to elementary and secondary schools both in digital and print, with a focus on supporting educators and aligning assessment and instruction to improve student achievement.

•	International: Leverages our global scale, brand recognition and extensive product portfolio to serve educational and professional markets around the world. International pursues numerous product models to drive growth, ranging from reselling primarily Higher Education and Professional offerings to creating locally developed product suites customized for each region.

•	Professional: Provides content and subscription-based information services for the professional business, medical, technical and education/test-preparation communities, including for professionals preparing for entry into graduate programs.

•	Other: Includes certain transactions or adjustments that our Chief Operating Decision Maker (“CODM”) considers to be unusual and/or non-operational.

The Company’s business segments are consistent with how management views the markets served by the Company. The CODM reviews their separate financial information to assess performance and to allocate resources. We measure and evaluate our reportable segments based on segment Adjusted Revenue and Adjusted EBITDA and believe they provide additional information to management and investors to measure our performance and evaluate our ability to service our indebtedness. We include the change in deferred revenue to GAAP revenue to arrive at Adjusted Revenue. Adjusted Revenue is a key metric that we use to manage our business as it reflects the sales activity in a given period and provides comparability during this time of digital transition, particularly in the K-12 market, in which our customers typically pay for five to eight-year contracts upfront. Furthermore, Adjusted Revenue incorporates the change in deferred revenue that is reflected in the calculation of Adjusted EBITDA. Therefore, when the Company uses a margin calculation based on Adjusted EBITDA, the margin has to be based on Adjusted Revenue. We exclude from segment Adjusted EBITDA: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our CODM does not consider for the purposes of

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

making decisions to allocate resources among segments or assessing segment performance. Although we exclude these amounts from segment Adjusted EBITDA, they are included in reported consolidated net income (loss) and are included in the reconciliation below.

Adjusted Revenue and Adjusted EBITDA are not presentations made in accordance with U.S. GAAP and the use of the terms, Adjusted Revenue and Adjusted EBITDA, varies from others in our industry. Adjusted Revenue and Adjusted EBITDA should be considered in addition to, not as a substitute for, revenue and net income (loss), or other measures of financial performance derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity.

Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by Adjusted Revenue and Adjusted EBITDA. As such, segment assets are not disclosed in the notes to the accompanying combined consolidated financial statements. The following tables set forth information about the Company’s operations by its segments:

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Adjusted Revenue:
Higher Education	$838,310	$718,076	$93,289	$779,785
K–12	734,417	638,197	38,942	697,932
International	335,809	300,487	54,289	372,354
Professional	127,299	99,429	25,738	128,041
Other	(997)	2,110	(121)	—

Total Adjusted Revenue(1)	2,034,838	1,758,299	212,137	1,978,112

Change in deferred revenue	(179,059)	(168,725)	17,304	(60,513)

Total Consolidated Revenue	$1,855,779	$1,589,574	$229,441	$1,917,599

(1)	The elimination of inter-segment revenues was not significant to the revenues of any one segment.

Adjusted EBITDA:
Higher Education	$293,100	$280,950	$(6,045)	$279,534
K–12	115,627	126,095	(51,255)	56,575
International	37,603	50,958	(8,630)	47,477
Professional	37,882	29,249	2,932	29,621
Other	(11,846)	10,874	28	(69)

Total Adjusted EBITDA	$472,366	$498,126	$(62,970)	$413,138

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Reconciliation of Adjusted EBITDA to the consolidated statements of operations is as follows:

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Total Adjusted EBITDA	$472,366	$498,126	$(62,970)	$413,138
Interest (expense) income, net	(181,890)	(137,283)	(488)	1,688
Benefit (provision) for taxes on income	(112,571)	130,158	20,410	19,704
Depreciation, amortization and pre-publication amortization	(205,831)	(163,883)	(25,434)	(228,565)
Change in deferred revenue	(179,059)	(168,725)	17,304	(60,513)
Restructuring and cost savings implementation charges	(39,888)	(33,984)	(4,116)	(62,477)
Sponsor fees	(3,500)	(875)	—	—
Elimination of corporate overhead	—	—	—	(88,551)
Impairment charge	(23,800)	—	—	(412,886)
Purchase accounting	(41,585)	(312,615)	—	—
Transaction costs	(3,932)	(56,820)	—	—
Acquisition costs	(4,376)	(4,796)	—	—
Physical separation costs	(46,716)	(8,100)	—	—
Other	(29,109)	(23,944)	(5,627)	1,559
Pre-publication investment	87,085	96,615	25,319	168,623
Stand-alone cost savings	—	—	—	(27,392)

Net (loss) income from continuing operations	(312,806)	(186,126)	(35,602)	(275,672)
Net (loss) income from discontinued operations, net of tax	(18,157)	18,617	4,058	23,897

Net (loss) income	$(330,963)	$(167,509)	$(31,544)	$(251,775)

Less: Net (income) loss attributable to noncontrolling interests	299	(2,251)	631	(4,559)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(330,664)	$(169,760)	$(30,913)	$(256,334)

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The following is a schedule of revenue and long-lived assets by geographic region:

	Revenue(1)
	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
United States	$1,518,835	$1,288,295	$176,296	$1,542,389
International	336,944	301,279	53,145	375,210

Total	$1,855,779	$1,589,574	$229,441	$1,917,599

	Long-lived Assets(2)
	As of December 31, 2014	As of December 31, 2013
United States	$289,796	$365,123
International	19,667	39,744

Total	$309,463	$404,867

(1)	Revenues are attributed to a geographic region based on the location of customer.
(2)	Reflects total assets less current assets, goodwill, intangible assets, investments, deferred financing costs and non-current deferred tax assets.

11.	Taxes on Income

Income before taxes on income that resulted from domestic and foreign operations is as follows:

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Domestic operations	$(212,219)	$(350,072)	$(47,845)	$(360,724)
Foreign operations	11,984	33,788	(8,167)	65,348

Total income (loss) before taxes	$(200,235)	$(316,284)	$(56,012)	$(295,376)

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The provision for taxes on income consists of the following:

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Federal:
Current	$—	$—	$(13,324)	$(6,828)
Deferred	89,446	(121,443)	—	(28,179)

Total federal	89,446	(121,443)	(13,324)	(35,007)

Foreign:
Current	11,553	10,601	(1,175)	25,074
Deferred	(4,562)	284	—	(4,274)

Total foreign	6,991	10,885	(1,175)	20,800

State and local:
Current	109	598	(5,911)	(381)
Deferred	16,025	(20,198)	—	(5,116)

Total state and local	16,134	(19,600)	(5,911)	(5,497)

Total provision (benefit) for taxes	$112,571	$(130,158)	$(20,410)	$(19,704)

A reconciliation of the U.S. federal statutory tax rate to our effective income tax rate for financial reporting purposes is as follows:

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
Effect of state and local income taxes	(5.2)	4.3	6.9	1.2
Foreign rate differential	1.0	0.7	(1.2)	2.4
U.S. tax cost of foreign earnings	1.0	(0.5)	(3.3)	(1.9)
Inventory contribution	3.5	0.9	—	1.5
Valuation allowance on deferred tax assets	(104.4)	—	—	—
Previously taxed deferred revenue	7.7	—	—	—
LearnSmart gain	1.2	—	—	—
Goodwill impairment	—	—	—	(27.2)
Other—net	4.0	0.8	(1.0)	(4.3)

Effective income tax rate(1)	(56.2)%	41.2%	36.4%	6.7%

(1)	Effective tax rate is a benefit against a loss for financial reporting purposes, for the periods March 23, 2013 to December 31, 2013 (Successor), January 1, 2013 to March 22, 2013 (Predecessor), and year ended December 31, 2012, respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Deferred tax assets:
Inventory and pre-publication costs	$20,335	$36,782
Doubtful accounts and sales return reserves	20,475	22,885
Accrued expenses	13,325	5,669
Intangible and fixed assets	32,844	17,615
Employee compensation	13,830	9,368
Deferred revenue	28,500	—
Loss carryforwards	105,435	22,795
Other	1,937	4,012

Total deferred tax assets	236,681	119,126

Deferred tax liabilities:
Investment in subsidiaries	(10,520)	(33,000)
Deferred revenue	—	(1,897)

Total deferred tax liabilities	(10,520)	(34,897)

Net deferred income tax asset (liability) before valuation allowance	226,161	84,229
Valuation allowance	(233,758)	(784)

Net deferred income tax asset (liability)	$(7,597)	$83,445

Reported as:
Current deferred tax assets	$8,793	$67,561
Current deferred tax liabilities	(2,655)	(53)
Non-current deferred tax assets	1,198	50,525
Non-current deferred tax liabilities	(14,933)	(34,588)

Net deferred income tax asset (liability)	$(7,597)	$83,445

In the Predecessor period, because portions of the Company’s operations are included in MHC’s tax returns, payments to certain tax authorities were made by MHC, and not by the Company. With the exception of certain dedicated foreign entities, the Company did not maintain taxes payable to/from MHC and were deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in Parent company investment. During the Successor periods ended December 31, 2014 and December 31, 2013, we made net state, local and foreign income tax payments of $15,842 and $11,762, respectively.

In the Predecessor period, on a separate company basis, the income tax provision considers net operating loss carryback and carryforward rules under applicable federal, state and international tax laws. To the extent that these net operating losses exist only as a result of these separate company financials, they were deemed to be distributed to MHC as of the balance sheet date.

Subsequent to the Founding Acquisition, the Company (Successor) files as a consolidated group with its U.S. subsidiaries. In the Successor period, net operating losses and other tax attributes are characterized as realized or realizable by the Company when the attributes are utilized by the consolidated federal group.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

As of December 31, 2014, the Company had U.S. federal net operating loss carryforwards of $221,062 which are subject to expiration in 2033-2034 and charitable contribution carryforwards of $28,395 which are subject to expiration in 2018-2019. The Company also has carryovers for federal research and development credit of $1,691 which are subject to expiration in 2033-2034 and for foreign tax credit of $6,711 which is subject to expiration in 2023-2024.

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not based upon all the current evidence that such deferred income tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future income in its analysis will be available to use the existing deferred tax assets. A significant piece of objective evidence evaluated was the cumulative book loss incurred in the Successor periods ending December 31, 2014, which limits the ability to consider other subjective evidence such as future taxable income. On the basis of this evaluation, as of December 31, 2014, a valuation allowance of $232,767 has been recorded for federal and state deferred tax assets including carryover of net operating losses, charitable contributions, research and development credits, and foreign tax credits. The Company will continue to assess the available positive and negative evidence to estimate if sufficient future income will be available to use the existing tax assets. As a result, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period improve or objective negative evidence in the form of the level of cumulative losses is reduced, and additional weight may be given to subjective evidence.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations (“Undistributed Earnings”). The Undistributed Earnings, totaling $17,040 at December 31, 2014, will be used to fund international operations and to make investments outside of the U.S. Quantification of the deferred tax liability, if any, associated with these Undistributed Earnings is not practicable. In the event the Undistributed Earnings were needed to fund operations in the U.S., we would provide for all taxes in the U.S., if any, on the repatriated amounts.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Successor		Predecessor
	Year ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year ended December 31, 2012
Balance at beginning of year	$1,208	$32,217	$32,217	$28,168
Additions based on tax positions related to the current year	384	205	—	3,597
Additions for tax positions of prior years	60	15	—	570
Reduction for tax positions of prior years	(336)	(31,229)	—	(118)

Balance at end of year	$1,316	$1,208	$32,217	$32,217

The total amounts of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2014, 2013 (Successor) and 2012 (Predecessor) were $1,316, $1,208 and $32,217, respectively, exclusive of interest and penalties, substantially all of which, if recognized, would impact the effective tax rate. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2014, 2013 (Successor) and 2012 (Predecessor), we had $1,158, $2,685 and $6,482, respectively, of accrued interest and penalties associated with uncertain tax positions. Prior to March 22, 2013, the education divisions and subsidiaries joined with MHC and filed separate

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

income tax returns in the U.S. federal, state and local, and foreign jurisdictions which are routinely under audit by different tax authorities. Under the terms of the Founding Acquisition, MHC is contractually liable for income tax assessments for Predecessor periods through March 22, 2013. An indemnification receivable from MHC of $1,825 and $3,688 has been recorded in non-current assets as of December 31, 2014 and December 31, 2013, respectively, for the unrecognized tax benefit, interest, and penalties related to controlled foreign corporations as taxpayers of record.

During 2013 and 2014, MHC made U.S. federal income tax payments in settlement of an issue related to the education business for tax years 2007 through 2012. The subject of the settlement does not impact McGraw-Hill Education, Inc. in Successor periods. MHC’s U.S Federal audit for 2013 is in process. During 2014, MHC completed the federal income tax audit for 2012 and completed various state and local and foreign audits. MHC, with few exceptions, is no longer subject to federal or state and local examinations by tax authorities for the years before 2006.

McGraw-Hill Education, Inc. is under examination by the Internal Revenue Service as part of the Compliance Assurance Process for tax year 2015. The 2013 and 2014 federal income tax audits were completed in 2015.

We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. Until formal resolutions are reached with tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material adverse effect on our combined financial statements. The uncertain tax liabilities as of December 31, 2014 are $2,473 of which $1,825 is included in other non-current liabilities and $648 is included in deferred income taxes non-current within the combined balance sheets. The uncertain tax liabilities as of December 31, 2013 (Successor) were $3,892 of which $3,688 is included in other non-current liabilities and $204 is included in deferred income taxes non-current within the combined balance sheets.

Although the timing of income tax audit resolution and negotiations with taxing authorities is highly uncertain, we do not anticipate a significant change to the total amount of unrecognized income tax benefits as a result of audit developments within the next twelve months.

12.	Employee Benefits

Successor

Defined Contribution Plans

A majority of the Company’s employees are participants in voluntary 401(k) plans sponsored by the Company under which the Company matches employee contributions up to certain levels of compensation.

Predecessor

Certain employees of the Company were participants in various defined benefit pension plans as well as post-retirement plans administered and sponsored by MHC. For the year ended December 31, 2012, the combined consolidated statement of operations reflects the following:

Pension Plans

Benefits under the MHC pension plans were based primarily on years of service and employees’ compensation. MHC allocated costs associated with the pension plans in the United States and United Kingdom to the Company

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

based upon their payroll as a segment of MHC. The amount of expense allocated to the Company from MHC was $7,000 for the year ended December 31, 2012. Any liability outstanding as of the Founding Acquisition associated with predecessor pension plans was retained by MHC.

Other Post-Retirement Plans

Other post-retirement plans provided employees with health care and life insurance benefits upon retirement. MHC provided comprehensive medical and group life benefits for substantially all United States retirees who elected to participate in its comprehensive medical and group life plans. The medical plan was contributory and contributions were adjusted periodically. The life insurance plan was non-contributory. MHC allocated costs associated with the medical and life insurance plans to the Company based upon a ratio of participant headcount. The amount of expense allocated to the Company from MHC was $38,000 for the year ended December 31, 2012. Any liability outstanding as of the Founding Acquisition associated with predecessor pension plans was retained by MHC.

13.	Stock-Based Compensation

In the quarter ended June 30, 2013, the Company adopted the Management Equity Plan whereby the Company can issue stock options, restricted stock, restricted stock units, and other equity awards. As of December 31, 2014, the Board of Directors of the Company authorized up to 1,009,186 shares under the plan.

In the year ended December 31, 2014 and the period March 23, 2013 to December 31, 2013, the Company issued 197,137 and 691,443 stock options, respectively, to employees of the Company. Stock options may not be granted at an exercise prices less than the fair market value of common stock on the date of the grant.

The options terminate on the earliest of the tenth year from the date of the grant or other committee action, as defined in the plan documents. As of December 31, 2014 and December 31, 2013, the weighted average grant date fair value of the options were $69.81 and $53.69, respectively. We use a Black-Scholes closed form option pricing model to estimate the fair value of options granted.

The options vest over five years with 50% vesting on cumulative financial performance measures in the Plan and the remaining 50% vesting evenly, over five years, in each case subject to continued service.

The following table presents a summary of option activity and data under the Company’s stock incentive plan as of December 31, 2014:

	Number of Shares	Weighted- Average Exercise Price Per Share(1)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2013	648,958	$55.93		$74,027
Granted	197,137	118.23
Exercised	(18,878)	32.76
Forfeited	(142,849)	43.18

Outstanding, December 31, 2014	684,368	$55.94	8.5	$45,872
Vested and expected to vest, December 31, 2014	684,368	55.94	8.5	—
Exercisable, December 31, 2014	—	—	—	—
Available for future grant at December 31, 2014	137,467

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

(1)	As disclosed in note 18—Related Party Transactions, the Company has paid dividends to common stockholders. The Company’s stock options are issued in accordance to the provisions of the Management Equity Plan, which contains mandatory anti-dilution provisions requiring modification of the options in the event of an equity restructuring, such as the dividends repaid. Accordingly, on payment of each dividend, the exercise price per share of each outstanding option was reduced in an amount equal to the value of the dividend, in compliance with applicable tax laws and regulatory guidance. The Company evaluated the fair value of the stock options following the reduction of the exercise price associated with the dividend issuance as compared to the fair value prior to the modification. As a result, since the fair value of the award after the modification was unchanged, the Company did not record any additional incremental compensation expense associated with the dividends.

The total intrinsic value for stock options exercised during the year ended December 31, 2014 was $1,855.

The Company estimated the fair value of each option on the date of grant using the Black-Scholes closed-form option-pricing model applying the weighted average assumptions in the following table:

	Successor
	Year ended December 31, 2014	March 23, 2013 to December 31, 2013
Expected dividend yield	0%	0%
Expected stock price volatility	40.0%	55.0%
Risk-free interest rate	2.3%	1.3%
Expected option term (years)	6.49	6.49

The following table presents a summary of restricted stock unit activity and data under the Company’s stock incentive plan as of December 31, 2014:

	Number of Restricted Stock Units	Weighted- Average Fair Value Per Share
Non-vested, December 31, 2013	35,167	$100.00
Granted	36,886	165.68
Vested	(28,291)	(128.55)
Forfeited	(3,405)	(104.32)

Non-vested, December 31, 2014	40,357	$139.66

The total intrinsic value for restricted stock units exercised during the year ended December 31, 2014 was $257.

In 2014 and 2013, the Company issued 36,886 and 52,750, respectively, of performance-based restricted stock units to employees of the Company that vest on December 31, 2016 and December 31, 2015, respectively, subject to performance achievement. The grant date value was $170 and $100, respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Stock-based compensation for the periods presented was as follows:

	Successor		Predecessor
	Year ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year ended December 31, 2012
Stock option expense	$8,043	$5,183	$134	$1,763
Restricted stock and unit awards expense	3,893	2,077	5,395	16,994

Total stock-based compensation expense	$11,936	$7,260	$5,529	$18,757

As of December 31, 2014 and December 31, 2013, there was approximately $33,128 and $32,110 respectively, of total unrecognized compensation costs related to non-vested stock-based employee compensation arrangements granted under the Management Equity Plan. The Company expects to recognize those costs over a weighted average period of 3.8 years.

The Company recognized an income tax benefit for stock options and restricted stock units of none, $1,891, $1,256 and $5,842 for the year ended December 31, 2014 and the periods ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), respectively.

14.	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common stock outstanding, including all potentially dilutive common stock.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of common stock for all periods presented:

	Successor		Predecessor
(in thousands, except per share data)	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Numerator:
(Loss) income from continuing operations	$(312,806)	$(186,126)	$(35,602)	$(275,672)
Less: Net (loss) income attributable to noncontrolling interests	299	(2,251)	631	(4,559)

Net (loss) income from continuing operations attributable to McGraw-Hill Education, Inc.	(312,507)	(188,377)	(34,971)	(280,231)
(Loss) income from discontinued operations, net of taxes	(18,157)	18,617	4,058	23,897

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(330,664)	$(169,760)	$(30,913)	$(256,334)

Denominator:
Basic weighted—average number of shares outstanding	10,387	10,051	10,000	10,000
Effect of dilutive securities	—	—	—	—

Diluted weighted-average number of shares outstanding	10,387	10,051	10,000	10,000

Basic and Diluted EPS:
(Loss) income from continuing operations	$(30.09)	$(18.74)	$(3.50)	$(28.02)
(Loss) income from discontinued operations, net of taxes	(1.75)	1.85	0.41	2.39
Net (loss) income attributable to McGraw-Hill Education, Inc.	(31.83)	(16.89)	(3.09)	(25.63)

The number of anti-dilutive shares that have been excluded in the computation of diluted earnings per share for the year ended December 31, 2014 was 206. There were no anti-dilutive shares that have been excluded in the computation of diluted earnings per share for the period ended March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and for the year ended December 31, 2012 (Predecessor).

15.	Restructuring

In order to contain costs and mitigate the impact of current and expected future economic conditions, as well as a continued focus on process improvements, we have initiated various restructuring plans over the last several years. The charges for each restructuring plan are classified as operating and administration expenses within the combined consolidated statements of operations.

In certain circumstances, reserves are no longer needed because of efficiencies in carrying out the plans, or because employees previously identified for separation resigned from the Company and did not receive severance or were reassigned due to circumstances not foreseen when the original plans were initiated. In these cases, we reverse reserves through the combined consolidated statements of operations when it is determined they are no longer needed.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

During 2012, we recorded a pre-tax restructuring charge of $9,286, consisting primarily of facility exit costs and employee severance costs related to a workforce reduction for the Company-specific employees and $8,000 of restructuring charges allocated from MHC.

For the period January 1, 2013 to March 22, 2013 (Predecessor), we reduced the reserve by $4,871, primarily relating to cash payments for employee severance costs. As a result of the Founding Acquisition, the reserve remained with MHC.

During the fourth quarter of 2013 and in 2014, the Company initiated restructuring plans across several of its business units to review its business models and operating methods for opportunities to increase efficiencies and/or align costs with business performance.

The following table summarizes restructuring information by reporting segment:

	Higher Education	K-12	International	Professional	Other	Total
Balance as of December 31, 2012	$15,589	$—	$14,045	$2,620	$—	$32,254

Payments:
Employee severance and other personal benefits	(2,003)	—	(2,442)	(426)	—	(4,871)

Balance as of March 22, 2013	$13,586	$—	$11,603	$2,194	$—	$27,383

Charges:
Effects of purchase accounting(1)	(13,586)	—	(11,603)	(2,194)	—	(27,383)
Employee severance and other personal benefits	4,580	—	3,231	—	—	7,811
Other associated costs	—	—	698	—	—	698
Payments:
Employee severance and other personal benefits	(401)	—	(631)	—	—	(1,032)
Other associated costs	—	—	(129)	—	—	(129)

Balance as of December 31, 2013	$4,179	$—	$3,169	$—	$—	$7,348

Charges:
Employee severance and other personal benefits	14,328	—	5,945	1,781	—	22,054
Other associated costs	—	—	1,973	—	—	1,973
Payments:
Employee severance and other personal benefits	(7,289)	—	(4,895)	(291)	—	(12,475)
Other associated costs	—	—	(328)	—	—	(328)

Balance as of December 31, 2014	$11,218	$—	$5,864	$1,490	$—	$18,572

(1)	In connection with the Founding Acquisition, all restructuring liabilities relating to MHC’s restructuring plan were retained by MHC.

The Company expects to utilize the remaining reserves of $12,989 in 2015 and $5,583 in 2016.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

16.	Transactions with Sponsors

Founding Transactions Fee Agreement

In connection with the Founding Acquisition, Apollo Global Securities, LLC (the “Service Provider”) entered into a transaction fee agreement with MHE US Holdings, LLC and AcquisitionCo (the “Founding Transactions Fee Agreement”) relating to the provision of certain structuring, financial, investment banking and other similar advisory services by the Service Provider to AcquisitionCo, its direct and indirect divisions and subsidiaries, parent entities or controlled affiliates (collectively, the “Company Group”) in connection with the Founding Acquisition and future transactions. The Company paid the Service Provider a one-time transaction fee of $25 million in the aggregate in exchange for services rendered in connection with structuring the Founding Acquisition, arranging the financing and performing other services in connection with the Founding Acquisition. Subject to the terms and conditions of the Founding Transactions Fee Agreement, an additional transaction fee equal to 1% of the aggregate enterprise value will be payable in connection with any merger, acquisition, disposition, recapitalization, divestiture, sale of assets, joint venture, issuance of securities (whether equity, equity-linked, debt or otherwise), financing or any similar transaction effected by a member of the Company Group.

Management Fee Agreement

In connection with the Founding Acquisition, Apollo Management VII, L.P. (the “Advisor”) entered into a management fee agreement with MHE US Holdings, LLC and AcquisitionCo (the “Management Fee Agreement”) relating to the provision of certain management consulting and advisory services to the members of the Company Group. In exchange for the provision of such services, the Advisor will receive a non-refundable annual management fee of $3.5 million in the aggregate. Subject to the terms and conditions of the Management Fee Agreement, upon a change of control or an initial public offering (“IPO”) of a member of the Company Group, the Advisor may elect to receive a lump sum payment in lieu of future management fees payable to them under the Management Fee Agreement. For the year ended December 31, 2014 and the period March 23, 2013 to December 31, 2013, the Company recorded an expense of $3,500 and $875 for management fees, respectively.

17.	Commitments and Contingencies

Rental Expense and Lease Obligations

We are committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their economic lives or their lease term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services and the associated fees are recognized on a straight-line basis over the minimum lease period.

Rental expense for property and equipment under all operating lease agreements was $32,508, $25,409, $8,182 and $46,826, for the year ended December 31, 2014, periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Cash amounts for future minimum rental commitments under existing non-cancelable leases with a remaining term of more than one year are shown in the following table.

	Rent commitment	Sublease Income	Net Rent
2015	$26,665	$(610)	$26,055
2016	24,301	(645)	23,656
2017	21,541	(458)	21,083
2018	18,498	(193)	18,305
2019	13,396	(198)	13,198
2020 and beyond	54,559	(34)	54,525

Total	$158,960	$(2,138)	$156,822

Legal Matters

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s financial condition.

18.	Related Party Transactions

In the normal course of business, the Company has transactions with its wholly owned combined and consolidated subsidiaries and affiliated entities.

MHC Service Charges and Allocations & Transition Services

Historically, MHC has provided services to and funded certain expenses for Predecessor and its subsidiaries. These services and expenses included global technology operations and infrastructure, global real estate and occupancy, employee benefits and shared services such as tax, legal, treasury, and finance as well as an allocation of MHC’s corporate management costs. The expenses included in the combined consolidated financial statements were $7,412, $35,482, $15,278 and $454,719 for the year ended December 31, 2014, the periods March 23, 2013 to December 31, 2013 (Successor) and January 1, 2013 to March 22, 2013 (Predecessor) and the year ended December 31, 2012 (Predecessor), respectively. As of December 31, 2014, no further charges and allocations are being made, except for services provided under the Transition Services Agreement as described below, because MHGE had established its own management structure, benefit plans and other functions.

Effective January 1, 2013, in connection with the Founding Acquisition, MHGE, our wholly owned subsidiary, entered into transition services agreement with MHC, pursuant to which MHC provided MHGE and us with certain corporate services, including corporate accounting, treasury, global procurement and manufacturing, facilities, human resources and information technology during 2013. The transition services agreement with MHC ended during 2014.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Dividends to Common Stockholders

On December 16, 2014, MHSE Holdings returned $100,000 of capital to the shareholders of the Company from cash on hand. On July 17, 2014, MHGE Parent returned $388,978 of capital to the shareholders of the Company from the proceeds received from the MHGE PIK Toggle Notes. On December 18, 2013, MHSE Holdings returned $444,162 of capital to the shareholders of the Company. The source of the funds were term loan borrowings of $250,000, net of fees and expenses, and cash on hand for the remainder.

Quest Agreement

Leader’s Quest Ltd (“Quest”) is a UK-based non-profit enterprise at which Lindsay Levin is the founder and managing partner. Ms. Levin is the spouse of David Levin, who serves as our President and Chief Executive Officer. In 2014, the Company entered into an agreement with Quest pursuant to which Quest provided leadership workshops and other leadership training for twelve members of the Company’s executive leadership team. The Company paid Quest total fees of $133 in connection with the Quest agreement. In 2015, the Company entered into an agreement which Quest will provide additional leadership workshops and other leadership training for additional members of the Company’s leadership team. The Company will pay Quest total fees of $248 in connection with the agreement.

19.	Subsequent Events

Dividend to Common Stockholders

On April 6, 2015, additional aggregate principal amount of $100,000 was issued under the same indenture, and part of the same series, as the outstanding $400,000 of the MHGE PIK Toggle Notes previously issued by the Issuers. The proceeds from this private offering were used to make a dividend to common stockholders and pay certain related transaction costs and expenses.

MHGE Term Loan Refinancing

On May 4, 2015, the Company made a voluntary principal payment of $325 and refinanced the MHGE Term Loan in the aggregate principal of $679,000. The revised terms reduce the applicable LIBOR margin from 4.75% to 3.75%. The LIBOR floor remains at 1%. All other terms remain unchanged. Quarterly principal payments were reduced from $1,720 to $1,698, maintaining the amortization rate at  1⁄4 of 1% of the refinanced principal amount.

Discontinued operations

On June 30, 2015, the Company entered into a definitive agreement and consummated the sale of substantially all of the assets and certain liabilities of the Company’s wholly-owned CTB business to DRC. The Company provided funding in lieu of delivering working capital to the Seller of approximately $6.6 million at closing, subject to certain closing adjustments, and will make a subsequent payment of $10 million in the fourth quarter of 2015. That future obligation is secured by a letter of credit issued under the Company’s Asset-Based Revolving Credit Agreement. In addition, the Company is entitled to receive an earn-out in the event that the performance of the CTB business exceeds certain thresholds over a five year period as defined in the agreement. We have historically considered CTB a separate operating and reportable segment, consistent with the manner in which the CODM views the business. As the divestiture of the CTB business represents a strategic shift that will have a major effect on the Company’s operations and financial results, the assets and liabilities, operating results, pre-publication investment and amortization, depreciation,

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

stock-based compensation and impairment charges for the CTB business are presented as discontinued operations separate from the Company’s continuing operations for all periods presented.

The following table includes the carrying amounts of major classes of assets included as part of discontinued operations:

	December 31, 2014	December 31, 2013
Accounts Receivable	$8,184	$13,493
Inventory	3,108	3,978
Pre-publication costs	5,993	4,375
Property, plant and equipment	1,950	2,914
Goodwill	—	49,091
Other intangibles, net	—	20,527
Other assets	1,680	2,108

Total assets from discontinued operations	$20,915	$96,486

Carrying amounts of major classes of liabilities included as part from discontinued operations
Unearned revenue	4,754	13,629
Other liabilities	302	1,263

Total liabilities from discontinued operations	$5,056	$14,892

The following table includes major line items constituting net (loss) income from discontinued operations, net of taxes:

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Revenue	$180,092	$154,089	$37,712	$164,030
Cost of sales	(95,346)	(79,492)	(19,354)	(68,540)
Operating expenses	(101,903)	(42,070)	(11,786)	(59,221)

(Loss) income of discontinued operations	(17,157)	32,527	6,572	36,269
Income tax provision (benefit)	1,000	13,910	2,514	12,372

Net (loss) income on discontinued operations, net of taxes	$(18,157)	$18,617	$4,058	$23,897

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Combined Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The following is selected financial information included within net income (loss) from discontinued operations:

	Successor		Predecessor
	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
Pre-publication amortization	$1,675	$771	$1,126	$4,779
Pre-publication investment	3,381	4,741	1,010	3,204
Depreciation	2,638	2,623	861	4,183
Stock-based compensation	681	425	566	1,870
Impairment charge	$32,520	$—	$—	$—

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

Consolidated Statements of Operations

	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013
Revenue	$—	$—
Cost of sales	—	—

Gross profit	—	—
Operating expenses
Operating and administration expenses	—	—
Depreciation	—	—
Amortization of intangibles	—	—
Equity in income/(loss) of subsidiaries	320,304	150,912
Transaction costs	—	29,208

Total operating expenses	320,304	180,120

Operating (loss) income	(320,304)	(180,120)
Interest expense (income), net	—	—
Other (income) expense	—	—

(Loss) income from operations before taxes on income	(320,304)	(180,120)
Income tax (benefit) provision	10,360	(10,360)

Comprehensive (loss) income attributable to McGraw-Hill Education, Inc.	$(330,664)	$(169,760)

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

Consolidated Balance Sheets

	December 31, 2014	December 31, 2013
Current assets
Cash and equivalents	$4,985	$—
Accounts receivable	—	3,550
Prepaid and other current assets	250	—

Total current assets	5,235	3,550
Deferred income taxes non-current	—	10,360
Investments in subsidiaries	—	382,406

Total assets	$5,235	$396,316

Liabilities and equity
Current liabilities
Accounts payable	$1,982	$—

Total current liabilities	1,982	—
Investment losses in subsidiaries	349,587

Total liabilities	351,569	—
Stockholders’ equity (deficit)
Preferred stock	—	—
Common stock	104	101
Additional paid in capital	154,496	565,975
Treasury stock	(510)	—
Accumulated deficit	(500,424)	(169,760)

Total stockholders’ equity (deficit)	(346,334)	396,316

Total liabilities and stockholders’ equity (deficit)	$5,235	$396,316

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2014	March 23, 2013 to December 31, 2013
Operating activities
Cash provided by (used for) operating activities	$1,585	$(29,208)

Investing activities
Cash paid for acquisition	—	(1,000,000)
Proceeds on distribution received from subsidiaries	100,000	—

Cash provided by (used for) investing activities	100,000	(1,000,000)

Financing activities
Proceeds from issuance of common stock	4,281	1,000,000
Dividends paid	(100,881)	—
Deemed equity contribution	—	29,208

Cash provided by (used for) financing activities	(96,600)	1,029,208

Net change in cash and cash equivalents	4,985	—
Cash and cash equivalents at the beginning of the period	—	—

Cash and cash equivalents, ending balance	$4,985	$—

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

1.	Basis of Presentation

McGraw-Hill Education, Inc. (formerly known as Georgia Holdings, Inc.) (the Company) became the ultimate parent of MHE Acquisition, LLC pursuant to the Founding Acquisition on March 22, 2013 discussed in Note 1 of the Notes to the Combined Consolidated Financial Statements. Pursuant to the terms of the credit agreements governing the MHGE Senior Secured Notes, the MHGE Facilities, the MHGE PIK Toggle Notes and the MHSE Term Loan discussed in Note 8 of the Notes to Combined Consolidated Financial Statements, the Company and certain of its subsidiaries have restrictions on their ability to, among other things, incur additional indebtedness, pay dividends or make certain intercompany loans and advances. As a result of these restrictions, these parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company’s subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company’s consolidated net assets as of December 31, 2014.

The Company on a standalone basis has accounted for all investments in subsidiaries using the equity method. Under the equity method, the investment in subsidiaries is stated at cost plus contributions and equity in undistributed income (loss) of subsidiaries. The accounting policies used in the preparation of the parent financial statements are generally consistent with those used in the preparation of the consolidated financial statements of the Company. The accompanying condensed financial information should be read in conjunction with the Combined Consolidated Financial Statements and related Notes of McGraw-Hill Education, Inc. and Subsidiaries included in this filing.

The Company was created to facilitate the Founding Acquisition and therefore was not a legal entity in periods prior to March 22, 2013.

2.	Dividends

On December 16, 2014, the Company received a cash distribution from MHSE Holdings of $100,000 and used the proceeds of such distribution to pay a dividend to its stockholders.

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Financial Statements

(Dollars in thousands)

Schedule II - Valuation and Qualifying Accounts

	Balance at beginning of the year	Additions	Deductions	Balance at end of year
Year ended December 31, 2014
Allowance for doubtful accounts	$20,084	$11,317	$(10,053)	$21,348
Allowance for returns	171,526	348,064	(332,206)	187,384
Inventory reserves	91,465	30,032	(37,940)	83,557
Valuation allowance	784	233,406	(432)	233,758

Year ended December 31, 2013
Allowance for doubtful accounts	$17,417	$5,394	$(2,727)	$20,084
Allowance for returns	167,387	308,479	(304,340)	171,526
Inventory reserves	101,401	24,325	(34,261)	91,465
Valuation allowance	1,051	197	(464)	784

Year ended December 31, 2012
Allowance for doubtful accounts	$20,722	$9,238	$(12,543)	$17,417
Allowance for returns	181,478	347,458	(361,549)	167,387
Inventory reserves	118,208	27,543	(44,350)	101,401
Valuation allowance	178	873	—	1,051

Mc Graw Hill Education
Teaching and learning are part art, part science.
We make each learning moment more engaging, efficient, and effective.

Because Learning Changes Everything.™

                Shares

McGraw-Hill Education, Inc.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Until                     (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee		$11,620
FINRA Filing Fee		15,500
Listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify its officers, directors and other corporate agents to the extent and under the circumstances set forth therein. Our second amended and restated certificate of incorporation and second amended and restated bylaws will provide that we will indemnify (and will advance expenses to) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, our second amended and restated certificate of incorporation will eliminate the personal liability of a director to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (or any successor provision thereto); and

•	for any transaction from which the director derived any improper personal benefit.

The above discussion of Section 145 of the Delaware General Corporation Law and of our second amended and restated certificate of incorporation and second amended and restated bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the Delaware General Corporation Law, our second amended and restated certificate of incorporation and second amended and restated bylaws.

As permitted by Section 145 of the Delaware General Corporation Law, we will carry primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under the policies, the insurer, on our behalf, may also pay amounts for which we granted indemnification to our directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants.

On March 22, 2013, we issued 10,000,000.00 of our common stock to Apollo and co-investors in connection with the Founding Acquisition for aggregate equity contribution of $1,000 million.

On May 15, 2013, we issued 35,550.00 of our common stock to certain employees and consultants for aggregate consideration of $2,305,000 and services rendered.

On May 15, 2013, we issued 405,430.83 options for our common stock to management pursuant to our management incentive plan.

On May 31, 2013, we issued 22,500.00 of our common stock to Ronald Schlosser for aggregate consideration of $1,000,000.

On May 31, 2013, we issued 53,107.00 options for our common stock to Ronald Schlosser pursuant to our management incentive plan.

On June 3, 2013, we issued 3,000.00 of our common stock to Jackie Reses for services rendered.

On June 28, 2013, we issued 1,062.00 options for our common stock to Mark Wolsey-Paige pursuant to our management incentive plan.

On August 1, 2013, we issued 2,500.00 of our common stock to Mark Wolsey-Paige for aggregate consideration of $250,000.00.

On October 1, 2013, we issued 3,000.00 of our common stock to Damian Giangiacomo for aggregate consideration of $300,000.00.

On October 1, 2013, we issued 42,484.00 options for our common stock to management pursuant to our management incentive plan.

On December 6, 2013, we issued 15,931.00 options for our common stock to management pursuant to our management incentive plan.

On December 17, 2013, we issued 10,714.00 of our common stock to Nexus Consulting LLC for services rendered.

On February 5, 2014, we issued 103,680.69 of our common stock as acquisition consideration in connection with the acquisition of Engrade.

On February 5, 2014, we issued 9,690.46 options for our common stock to management of Engrade in connection with the acquisition of Engrade. Such issuance was exempt from registration pursuant to Rule 701 under the Securities Act.

On February 6, 2014, we issued 200,000.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On April 29, 2014, we issued 150,828.00 options for our common stock to management pursuant to our management incentive plan.

On May 1, 2014, we issued 2,677.91 of our common stock to David Levin for aggregate consideration of $255,244.18.

On May 15, 2014, we issued 588.24 of our common stock to Teresa Martin-Retortillo for aggregate consideration of $100,000.00.

On June 1, 2014, we issued 625.00 options for our common stock to Antonio Villaraigosa pursuant to our management incentive plan.

On July 14, 2014, we issued 588.24 of our common stock to David Wright for aggregate consideration of $100,000.80.

On July 14, 2014, we issued 688.36 options for our common stock to David Wright pursuant to our management incentive plan.

On October 3, 2014, we issued 10,000.00 options for our common stock to management pursuant to our management incentive plan.

On December 12, 2014, we issued 13,500.00 options for our common stock to management pursuant to our management incentive plan.

On December 31, 2014 we issued 12,500.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On March 13, 2015, we issued 12,500.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On April 1, 2015, we issued 9,495.00 of our common stock to certain employees for aggregate consideration of $1,614,150.00.

On June 5, 2015, we issued 82,000.00 options for our common stock to management pursuant to our management incentive plan.

On June 15, 2015, we issued 156.00 of our common stock to Sally Shankland for aggregate consideration of $25,030.00.

Except as otherwise noted above, these transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits

See the Exhibit Index immediately following the signature pages included in this Registration Statement, which is incorporated by reference as if fully set forth herein.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY on November 2, 2015.

MCGRAW-HILL EDUCATION, INC.

By:	/s/ Patrick Milano
	Name:	Patrick Milano
	Title:	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on November 2, 2015.

Signature	Title

* David Levin	President, Chief Executive Officer and Director (Principal Executive Officer)

* Patrick Milano	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary (Principal Financial Officer)

* Thomas Kilkenny	Senior Vice President and Controller (Principal Accounting Officer)

* Laurence Berg	Director

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Signature	Title

* Antoine Munfakh	Director

* Ronald Schlosser	Director

* Antonio Villaraigosa	Director

* Lloyd G. Waterhouse	Director

* Mark Wolsey-Paige	Director

*By:	/s/ Patrick Milano

Name: Patrick Milano, Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Second Amended and Restated Certificate of Incorporation of McGraw-Hill Education, Inc.

3.2*	Second Amended and Restated Bylaws of McGraw-Hill Education, Inc.

4.1	Indenture, dated as of March 22, 2013, by and among McGraw-Hill Global Education Holdings, LLC, McGraw-Hill Global Education Finance, Inc., McGraw-Hill Global Education Intermediate Holdings, LLC, MHE US Holdings, LLC, the Subsidiary Guarantors party thereto from time to time and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

4.2	Registration Rights Agreement, dated as of March 22, 2013, by and among McGraw-Hill Global Education Holdings, LLC, McGraw-Hill Global Education Finance, Inc., McGraw-Hill Global Education Intermediate Holdings, LLC, MHE US Holdings, LLC, the Guarantors party thereto, Credit Suisse Securities (USA) LLC, BMO Capital Markets Corp., Jefferies LLC, Morgan Stanley & Co. LLC, Nomura Securities International, Inc., and UBS Securities LLC (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

4.3*	Indenture, dated as of July 17, 2014, among MHGE Parent, LLC, MHGE Parent Finance, Inc., the Subsidiary Guarantors party thereto from time to time and Wilmington Trust, National Association, as trustee.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the shares.

10.1	First Lien Credit Agreement, dated as of March 22, 2013, among McGraw-Hill Global Education Intermediate Holdings, LLC, as holdings, McGraw-Hill Global Education Holdings, LLC, as borrower, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and the other parties thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.1.1	Incremental Assumption Agreement and Amendment No. 1, dated as of March 24, 2014, relating to the First Lien Credit Agreement dated as of March 22, 2013 among McGraw-Hill Global Education Holdings, McGraw-Hill Global Education Intermediate Holdings, LLC, the lenders party thereto from time to time and Credit Suisse AG, Cayman Islands Branch, as administrative agent (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.1.2	Incremental Assumption Agreement and Amendment No. 2, dated as of May 4, 2015, to the First Lien Credit Agreement, dated as of March 22, 2013, among McGraw-Hill Global Education Holdings, LLC, McGraw-Hill Global Education Intermediate Holdings, LLC, the lenders party thereto from time to time and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of McGraw-Hill Global Education Intermediate Holdings, LLC filed on May 5, 2015 (File No. 333-193697-01)).

Exhibit Number	Description

10.2	Collateral Agreement (First Lien), dated as of March 22, 2013, among McGraw-Hill Global Education Intermediate Holdings, LLC, as holdings, McGraw-Hill Global Education Holdings, LLC, as borrower, each subsidiary loan party thereto and Credit Suisse AG, Cayman Islands Branch, as collateral agent (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.3	Guarantee Agreement (First Lien), dated as of March 22, 2013, among McGraw-Hill Global Education Intermediate Holdings, LLC, as holdings, the subsidiaries of McGraw-Hill Global Education Holdings, LLC named therein and Credit Suisse AG, Cayman Islands Branch, as collateral agent (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.4*	Asset-Based Revolving Credit Agreement, dated as of March 22, 2013, among McGraw-Hill School Education Intermediate Holdings, LLC, McGraw-Hill School Education Holdings, LLC, the lenders party thereto from time to time and Bank of Montreal, as administrative agent.

10.4.1*	Amendment Agreement, dated as of November 26, 2013, by and among McGraw-Hill School Education Holdings, LLC, McGraw-Hill School Education Intermediate Holdings, LLC, each Subsidiary Loan Party thereto, the lenders party thereto from time to time and Bank of Montreal, as administrative agent and collateral agent.

10.5*	First Lien Credit Agreement, dated as of December 18, 2013, among McGraw-Hill School Education Intermediate Holdings, LLC, McGraw-Hill School Education Holdings, LLC, the lenders party thereto from time to time and Bank of Montreal, as administrative agent.

10.5.1*	Amendment No. 1, dated as of December 16, 2014, to the First Lien Credit Agreement, dated as of December 18, 2013, among McGraw-Hill School Education Intermediate Holdings, LLC, McGraw-Hill School Education Holdings, LLC, the lenders party thereto from time to time and Bank of Montreal, as administrative agent.

10.6	Management Fee Agreement, dated as of March 22, 2013, among McGraw-Hill Global Education Holdings, LLC and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.7	Offer Letter, dated June 18, 2012, between McGraw-Hill Education, Inc. and Thomas Kilkenny (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.8	Retention Agreement, dated August 1, 2012, between McGraw-Hill Education, Inc. and Patrick Milano (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.9	Retention Agreement, dated August 1, 2012, between McGraw-Hill Education, Inc. and David Stafford (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.10

Georgia Holdings, Inc. Management Equity Plan (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.10.1	First Amendment to Georgia Holdings, Inc. Management Equity Plan, effective as of February 4, 2014 (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

Exhibit Number	Description

10.11	McGraw-Hill Education Annual Incentive Plan (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.12	Georgia Holdings, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.13	Employment Agreement, dated December 14, 2013, between McGraw-Hill Education, LLC and David Levin, as amended by the Amendment, dated March 31, 2014, between McGraw-Hill Education, LLC and David Levin (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.14†	Form of 2015 Omnibus Incentive Plan.

10.15†	Offer Letter, dated July 31, 2012, between McGraw-Hill Education, Inc. and Stephen Laster.

10.16†	Offer Letter, dated April 11, 2014, between McGraw-Hill Education, Inc. and Teresa Martin-Retortillo.

10.17†	Form of Dividend Restricted Stock Unit Grant Certificate.

10.18	Form of Nonqualified Stock Option Grant Certificate under the Georgia Holdings, Inc. Management Equity Plan for Tier I Management (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.19	Form of Nonqualified Stock Option Grant Certificate under the Georgia Holdings, Inc. Management Equity Plan for Tier II Management (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.20	Nonqualified Stock Option Grant Certificate, dated May 15, 2013, between Georgia Holdings, Inc. and Lloyd G. Waterhouse (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.20.1	Amendment, dated December 5, 2013, to the Nonqualified Stock Option Grant Certificate, dated May 15, 2013, between Georgia Holdings, Inc. and Lloyd G. Waterhouse (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.21	Nonqualified Stock Option Grant Certificate, dated May 31, 2013, between Georgia Holdings, Inc. and Ronald Schlosser (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.22	Nonqualified Stock Option Grant Certificate, dated June 28, 2013, between Georgia Holdings, Inc. and Mark Wolsey-Paige (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.23	Amendment to Form of Nonqualified Stock Option Grant Certificate under the Georgia Holdings, Inc. Management Equity Plan.

21.1*	List of Subsidiaries of McGraw-Hill Education, Inc.

23.1	Consent of Ernst & Young LLP.

Exhibit Number	Description

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1†	Powers of Attorney (included on the signature page to the Registration Statement on Form S-1 of McGraw-Hill Education, Inc., filed on September 4, 2015 (File No. 333-206774)).

*	To be filed by amendment.
†	Previously filed.

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